Form 10-K, Exhibit 13
period 1994-10-29
SPARTECH CORP
filed 1995-01-06
CIK 77597

EXHIBIT 13


           PAGES 8-23 OF THE 1994 ANNUAL REPORT TO SHAREHOLDERS

PAGE 8 (PAGES 1-7 NOT USED)
MANAGEMENT'S DISCUSSION

FISCAL YEAR ENDED OCTOBER 29, 1994

Sales in 1994 increased significantly from the prior year due to record volumes generated by the Company's rigid sheet & rollstock group. Our February
2, 1994 acquisition of certain assets of Product Components, Inc. ("ProCom") accounted for 45% of this increase (See "Investing Activities" for a further discussion of this acquisition). The remaining gain came from improved sales to the spa, food packaging, and transportation markets. In addition, sales volume increases were achieved by our merchant compounding group, primarily the result of stronger demand from the recreational vehicle and home appliance industries.

Cost of sales increased significantly from the prior year but remained consistent when stated as a percentage of net sales. This consistency was achieved, despite higher material costs caused by the increase in worldwide demand for plastic resins, through the sale of higher margin products and increased production efficiencies.

Selling and administrative expense increased by nearly 19%, primarily the result of the ProCom acquisition and an increase in legal fees associated with the defense of the lawsuit discussed in Note G, Commitments and Contingencies, of the Consolidated Financial Statements appearing on page 18 of this report, which is incorporated herein by reference.

The increase in depreciation and amortization is the result of the ProCom acquisition and the capital expenditures incurred during 1994. Operating earnings, as a result of the above items, increased significantly in 1994, reflecting the improved levels of volume, the sale of higher margin products, and increased production efficiencies. Interest expense was slightly lower in
Fiscal 1994 as our cash flow from operations more than offset the increase in debt levels due to the ProCom acquisition and increases in interest rates during the year.

FISCAL YEAR ENDED OCTOBER 30, 1993
Sales in 1993 increased over levels experienced in 1992, also primarily the result of a sizable gain in pounds sold by the Company's rigid sheet & rollstock group. Over a third of the volume increase resulted from additional sales generated from our first quarter 1993 acquisition of a portion of Penda
Corporation's custom extrusion division. Reference is made to Note
J,
Acquisition, of the Consolidated Financial Statements appearing on page 19 of this report, which is incorporated herein by reference, for a discussion of this acquisition. The majority of the remaining gains were obtained from our successful efforts to manufacture new rigid sheet & rollstock products for customers in the spa, marine, and transportation markets. The merchant compounding group's sales volume in 1993 was comparable with that of the prior year.

Cost of sales, which increased from the levels of 1992, remained constant as a percentage of net sales.

Selling and administrative expense increased by 10% due to an increase in the provision for bad debts, as well as additional costs incurred to support the increase in sales volume.

Depreciation and amortization increased as a result of the Penda acquisition and all other capital expenditures incurred during 1993.

Operating earnings increased in 1993, reflecting the improved sales volume levels discussed above.

Interest expense decreased from 1992, reflecting the benefits from the
Company's debt-to-equity restructuring, which was completed April
30, 1992
(See "Financing Activities" for a further discussion on the Company's debt-to-equity restructuring), and the Company's ability to reduce senior debt by approximately $5.5 million during 1993 due to the positive cash flow generated from operations.

FISCAL YEAR ENDED OCTOBER 31, 1992

Sales in 1992 increased significantly from the prior year, principally the result of increased sales volume in the Company's rigid sheet & rollstock group. This group experienced sizable sales gains in the home improvement, transportation, recreation, and food & medical packaging markets during the year. The merchant compounding group's sales volume in 1992 was comparable with that of the prior year.

Cost of sales, which increased from the levels of 1991, remained constant as a percentage of net sales.

Selling and administrative expense decreased significantly from the previous year as a result of the positive impact of certain administrative cost reductions, principally within the Company's corporate office.

Depreciation and amortization increased approximately 4% due to capital expenditures incurred during 1992.

Operating earnings increased significantly in 1992, reflecting the improved level of sales and the positive impact of certain administrative cost reductions discussed above.

Interest expense decreased from 1991, reflecting the benefits of the Company's debt-to-equity restructuring which was completed on April 30, 1992 (see
"Financing Activities" for a further discussion on the Company's debt-to-equity restructuring).

PAGE 9
GENERAL

The plastic resins used by the Company in their production process are crude oil or natural gas derivatives and are available from a number of domestic and foreign suppliers. Accordingly, the Company's raw materials are only somewhat affected by supply, demand and price trends of the petroleum industry; pricing of the resins tends to follow its own supply and demand equation except in periods of anticipated or actual shortages of crude oil or natural gas. The
Company is not aware of any trends in the petroleum industry which will significantly affect its sources of raw materials in 1995.

The Company is subject to various laws governing employee safety and Federal, state and local laws and regulations governing the quantities of certain specified substances that may be emitted into the air, discharged into interstate and intrastate waters, and otherwise disposed of on and off the properties of the Company. The Company does not anticipate that future expenditures for compliance with such laws and regulations will have a material effect on its capital expenditures, earnings or competitive position.

INFLATION

The effects of inflation have not been significant on the overall operations of the Company. None of the Company's sales are made pursuant to fixed price, long-term contracts. The Company has historically been successful in compensating for inflationary costs through increased selling prices and/or increased productivity and related efficiencies. The Company anticipates this trend to continue in the future.

CASH FLOW FROM OPERATIONS

The sizable improvement in cash flow from operations reflects the Company's increase in profitability during 1994 and 1993 and the better management of working capital. During 1994, the Company paid approximately $1,043,000 in income taxes, primarily state income taxes. As a result of net operating loss carryforwards, the Company anticipates paying only a minimal amount of regular
Federal income tax during 1995.

INVESTING ACTIVITIES

Capital expenditures are primarily made to maintain and improve productivity, as well as to modernize and expand facilities. The Company significantly increased its level of capital expenditures in 1994 as compared to the prior year, with highlights including the installation of new production lines at our Spartech Plastics Mankato, Minnesota; McMinnville, Oregon; and Arlington,
Texas plants along with numerous equipment upgrades at all of our rigid sheet
& rollstock locations. In addition, the second phase of our upgrade and expansion plan at Spartech Compounding-Kearny was completed late in 1994 with the installation of a new twin screw extruder and material handling system.

During 1995, the Company anticipates capital expenditures of approximately
$6,400,000. The primary component of these capital expenditures will include the upgrading of all facilities, in particular those operations obtained through our recent acquisitions of ProCom and Pawnee Industries, Inc.
("Pawnee"), discussed below.

Reference is made to Note J, Acquisition, and Note K, Subsequent
Event, of the
Consolidated Financial Statements appearing on page 19 of this report, which is incorporated herein by reference, for a discussion on the Company's
February 2, 1994 acquisition of certain assets of ProCom and the November 1,
1994 acquisition of certain divisions of Pawnee.

The Company has not incurred any significant capital expenditures in order to comply with environmental laws and regulations, including the Clean Air Act
Amendments of 1990. In addition, the Company does not anticipate such capital expenditures for continued compliance to be significant in the future.

FINANCING ACTIVITIES

The Company's primary source of external capital is a Revolving
Credit
Agreement with Chemical Bank. Reference is made to Note B, Long-Term Debt, of the Consolidated Financial Statements appearing on page 15 and 16 of this report, which is incorporated herein by reference, for a discussion of the recent modifications to the credit facility and for the detail of future debt payment requirements. Reference is made to Note C, Debt-To-Equity Restructuring, of the Consolidated Financial Statements appearing on page 16 of this report, which is incorporated herein by reference, for a discussion of the Company's 1992 debt-to-equity restructuring.

The Company anticipates that cash flow from operations and the additional borrowing capacity provided under the refinanced credit facility will be adequate to provide the necessary funds for the next several years.

PAGE 10
                     SPARTECH CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                (Dollars in thousands, except per share amounts)

                                                 OCTOBER 29,
OCTOBER 30,
     ASSETS                                             1994
 1993
     Current Assets
       Cash                                           $1,752
$1,449
       Accounts and notes receivable, less
       allowance for doubtful accounts of
       $1,415 in 1994 and $1,044 in 1993              40,493
32,723
       Inventories                                    22,936
20,677
       Prepayments and other                           1,112
1,369
     Total Current Assets                             66,293
56,218
     Plant and Equipment, Net                         46,656
37,637
     Goodwill                                         21,044
18,506
     Debt Issuance Costs and Other                     1,727
1,833
                                                    $135,720
$114,194

     LIABILITIES AND SHAREHOLDERS' EQUITY
     Current Liabilities
       Current maturities of long-term debt           $2,750
$3,000
       Accounts payable                               28,403
21,944
       Accrued liabilities                             8,789
6,242
     Total Current Liabilities                        39,942
31,186
     Senior Long-Term Debt, Less Current Maturities   26,285
26,283
     9% Convertible Subordinated Debentures           10,134
10,134
     Other Liabilities                                 1,126
  550
     Total Long-Term Liabilities                      37,545
36,967
     Shareholders' Equity
       6% Cumulative Convertible Preferred Stock,
          776,700 shares issued and outstanding
          ($50 per share liquidation value)              777
  777
       Common stock, 8,629,947 and 8,326,296 shares
          issued in 1994 and 1993, respectively        6,472
6,245
       Contributed capital                            74,438
73,258
       Retained deficit                             (23,449)
(32,151)
       Treasury stock, at cost, 1,324 shares
          in 1994 and 453,059 shares in 1993             (5)
(2,088)
     Total Shareholders' Equity                       58,233
46,041
                                                    $135,720
$114,194

     The accompanying notes are an integral part of this financial statement.

PAGE 11
                     SPARTECH CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF OPERATIONS
                (Dollars in thousands, except per share amounts)

                                                       Fiscal Year
                                                   1994      1993
  1992
     Net Sales                                 $256,593  $189,401
$168,800

     Costs and Expenses
       Cost of sales                            216,417   158,561
 141,221
       Selling and administrative                19,344    16,271
  14,779
       Depreciation and amortization              4,422     4,000
   3,622
                                                240,183   178,832
 159,622

     Operating Earnings                          16,410    10,569
   9,178
     Interest                                     3,125     3,350
   4,495
     Earnings Before Provision for Income Taxes  13,285     7,219
   4,683
     Provision for Income Taxes                   2,450       503
     463
     Net Earnings                                10,835     6,716
   4,220
     Preferred Stock Accretion/Requirements     (2,133)   (2,015)
 (1,194)
     Net Earnings Applicable to
       Common Shares and Equivalents             $8,702    $4,701
  $3,026
     Net Earnings Per Common Share
       Primary                                     $.97      $.54
    $.42
       Fully diluted                               $.46      $.30
    $.21

     The accompanying notes are an integral part of this financial statement.

PAGE 12
                     SPARTECH CORPORATION AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                             (Dollars in thousands)

   Total
                      Preferred CommonContributed Retained
TreasurySharehldrs'
Stock                   Stock  Capital  Deficit    Stock    Equity
 Balance
  at 11/02/91          $   415  $3,282   $44,065$(39,878)$(2,179)
    $5,705
 Debt-to-equity restructuring:
  Issuance of 3,200,960 shares of
  common stock               -   2,401     7,185        -       -
     9,586
  Exchange of 415,000 shares of
  preferred stock        (415)       -  (18,260)        -       -
  (18,675)
  Issuance of 776,700 shares of
  preferred stock          777       -    36,224        -       -
    37,001
  Redeemable preferred stock conversion
  into 750,000 shares of
  common stock               -     562       938        -       -
     1,500
 Preferred stock requirements/
  accretion                  -       -       978  (1,194)       -
     (216)
 Net earnings                -       -         -    4,220       -
     4,220
 Balance at 10/31/92   $   777  $6,245   $71,130$(36,852)$(2,179)
   $39,121
 Stock options exercised     -       -       113        -      91
       204
 Preferred stock accretion   -       -     2,015  (2,015)       -
         -
 Net earnings                -       -         -    6,716       -
     6,716
 Balance at 10/30/93   $   777  $6,245   $73,258$(32,151)$(2,088)
   $46,041
 Stock options exercised     -     227     (953)        -   2,083
     1,357
 Preferred stock accretion   -       -     2,133  (2,133)       -
         -
 Net earnings                -       -         -   10,835       -
    10,835
 Balance at 10/29/94   $   777  $6,472   $74,438$(23,449)    $(5)
   $58,233

 The accompanying notes are an integral part of this financial statement.

PAGE 13
                     SPARTECH CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                             (Dollars in thousands)
                                                       Fiscal Year
                                                 1994      1993
  1992
  CASH FLOWS FROM OPERATING ACTIVITIES
     Net earnings                               $10,835   $ 6,716
 $ 4,220
     Adjustments to reconcile net earnings to
       net cash provided by operating activities:
       Depreciation and amortization              4,422     4,000
   3,622
  Change in current assets and liabilities,
       net of effects of acquisitions
     Accounts and notes receivable              (4,594)   (4,409)
 (2,999)
  Inventories                                   (1,325)   (1,154)
     667
  Prepayments and other                             257     (418)
     138
  Accounts payable                                2,726     5,642
   (444)
  Accrued liabilities                               846       583
 (1,782)
     Other, net                                     191     (315)
   (296)
     Discontinued operations                          -         -
   (262)
       Net cash provided by operating
       activities                                13,358    10,645
   2,864
  CASH FLOWS FROM INVESTING ACTIVITIES
     Capital expenditures                       (8,152)   (2,610)
 (2,327)
     Retirement of assets, net                      333        27
     105
     Business acquisitions                      (6,840)   (2,487)
       -
     Proceeds from note receivable                  495         -
       -
     Discontinued operations                          -         -
   1,174
       Net cash used for investing activities  (14,164)   (5,070)
 (1,048)
  CASH FLOWS FROM FINANCING ACTIVITIES
     Net borrowings (payments) on revolving loan(6,248)     (505)
 (7,044)
     Term loan additions                          9,000         -
   7,050
     Principal payments on term loan            (3,000)   (5,000)
   (500)
     Issuance of mandatory redeemable
     preferred stock                                  -         -
   1,500
     Financing issuance costs                         -         -
 (1,776)
     Stock options exercised                      1,357       204
       -
     Discontinued operations                          -         -
   (795)
       Net cash provided by (used for) financing
       activities                                 1,109   (5,301)
 (1,565)
  INCREASE IN CASH                                  303       274
     251
  CASH AT BEGINNING OF YEAR                       1,449     1,175
     924
  CASH AT END OF YEAR                            $1,752   $ 1,449
 $ 1,175

  The accompanying notes are an integral part of this financial statement.

PAGE 14
SPARTECH CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)
NOTE A - SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation

     The accompanying consolidated financial statements include the accounts of
SPARTECH Corporation and its wholly-owned subsidiaries (the
"Company").  The
Company's fiscal year ends on the Saturday closest to October 31.
Fiscal years
1994, 1993 and 1992 each include 52 weeks. All significant intercompany transactions have been eliminated. Inventories

     Inventories are valued at the lower of cost (first-in, first-out) or market.
Costs of finished goods include materials, labor and overhead.
Inventories at
October 29, 1994 and October 30, 1993 are comprised of the following components:

                           1994             1993
            Raw materials   $16,171        $14,518
           Finished goods   6,765            6,159
                            $22,936        $20,677

Plant and Equipment

     Plant and equipment are carried at cost. Depreciation is provided on a straight-line basis over the estimated lives of the related assets as follows:

                                             Years
    Buildings and leasehold improvements     25
                 Machinery and equipment     12-16
                  Furniture and fixtures     5-10

     Major renewals and betterments are capitalized. Maintenance and repairs are expensed as incurred. Upon disposition, the net book value is eliminated from the accounts, with the resultant gain or loss being reflected in operations.

     Plant and equipment consist of the following at October 29, 1994 and
October 30,
1993:

                                   1994               1993
     Land                            $  4,326       $  4,307
     Buildings and leasehold
       improvements                    13,766         12,423
     Machinery and equipment           50,023         39,175
     Furniture and fixtures             2,314          2,068
                                       70,429         57,973
     Less accumulated depreciation     23,773         20,336
     Plant and equipment, net         $46,656        $37,637

Goodwill

     Goodwill, representing the excess of the purchase price over the fair
value of
net assets acquired, is being charged against operations on a straight-line
basis over 40 years.  Amortization amounted to $622, $563 and $537 in 1994,
1993
and 1992, respectively.

Revenue Recognition

     The Company manufactures products for specific customer orders and for standard stock inventory. Revenues are recognized and billings are rendered as the product is shipped to the customer.

Income Taxes

     In 1994, the Company adopted SFAS No. 109, "Accounting for
Income Taxes."
Under SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for credit carryforwards. Deferred tax assets and liabilities are measured using the rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse and the credits are expected to be used.
The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. SFAS No.
109 requires an assessment, which includes anticipating future income, in determining the likelihood of realizing deferred tax assets. The adoption of
SFAS No. 109 resulted in no cumulative effect on operations and, accordingly, prior year consolidated financial statements were not restated.

     The Company previously followed SFAS No. 96 in accounting for income taxes, under which only reversing temporary differences were considered when recording the deferred tax assets and liabilities.

PAGE 15
Earnings Per Share

     Primary Net Earnings Per Share is computed based upon the weighted average number of common shares outstanding during each period after consideration of the dilutive effect of stock options and warrants. Such average shares were
8,985,000, 9,163,000 and 8,309,000 for 1994, 1993 and 1992,
respectively.

     Fully Diluted Net Earnings Per Share assumes conversion of securities when
the earnings per share result is dilutive.  Assumed conversions increased the
weighted average number of common shares outstanding by 14,449,000,
14,275,000
and 10,677,000 for 1994, 1993 and 1992, respectively.

     For the computations of Primary Net Earnings Per Share, net earnings applicable to common shares and equivalents have been increased for an after-tax interest expense reduction as computed under the modified treasury stock method. For the computation of Fully Diluted Net Earnings Per Share, net earnings applicable to common shares and equivalents have been increased for the elimination of preferred stock accretion from the assumed conversion of preferred stock and for the after-tax interest expense reduction as computed under the modified treasury stock method, when applicable. The primary and fully diluted increases to net earnings applicable to common shares and equivalents for the fiscal years 1994, 1993 and 1992 are as follows:

                                       1994      1993      1992
                    Primary               $74      $300      $462
                    Fully diluted      $2,133    $2,315      $978

Reclassifications

     Certain prior year amounts have been reclassified to conform to the current year presentation.

NOTE B - LONG-TERM DEBT

     Long-term debt is comprised of the following:

                                            1994      1993
     Revolving Credit Loan due
          April 30, 1998                   $16,035   $22,283
     Term Loan due in quarterly install-
          ments through April 30, 1998      13,000     7,000
     9% Convertible Subordinated
          Debentures due 1999               10,134    10,134
     Total                                  39,169    39,417
     Less current maturities                 2,750     3,000
     Total long-term debt                  $36,419   $36,417

     On September 28, 1994, the Company entered into an Amended and
Restated
Loan Agreement (the "Credit Facility") with Chemical Bank
("Chemical").  Under
this Credit Facility, the Revolving Credit Loan commitment provides for borrowings of up to $37,000 based on specified levels of receivables and inventories, and a Term Loan commitment of $13,000.

     On November 1, 1994, the Company acquired certain divisions of Pawnee
Industries, Inc. (see Note K, Subsequent Event, for a discussion on this acquisition). To facilitate the funding of this purchase, the Company amended its Credit Facility effective November 1, 1994 by increasing the commitment on its Revolving Credit Loan to $47,000 and increasing its Term Loan commitment by
$5,000.

     The Term Loan is due in quarterly payments of $500 to $1,000, commencing on November 1, 1994, with the remaining principal balance to be paid in full on
April 30, 1998. Both the Revolving Credit Loan and Term Loan are secured by receivables, inventories and all of the property of the Company. Interest on these loans is payable at a rate chosen by the Company of either Chemical's prime rate plus 0.25% or the Adjusted LIBO rate plus 1.75%. As of October 29,
1994, Chemical's Prime rate was 7.75% and the six month Adjusted
LIBO rate was
6.0%.

     The 9% Convertible Subordinated Debentures ("Debentures") issued in April
1987, may be converted into common stock at a price of $8.28 per share at any time prior to maturity. Annual sinking fund payments, sufficient to annually retire 15% of the aggregate principal amount of the Debentures issued, adjusted for conversions of the Debentures, will commence April 15, 1997 and continue through April 15, 1998, until 75% of the aggregate principal amount of the
Debentures has been paid. The Debentures may be redeemed early, at the
Company's option, upon the payment of a premium.

PAGE 16
     Scheduled maturities of long-term debt, by fiscal year, are as follows:

                         Senior     Subordinated
                       Bank Debt        Debt
           1995         $2,750            $--
           1996          3,000             --
           1997          4,000            134
           1998         19,285          3,750
           1999             --          6,250
                       $29,035        $10,134

     Under certain borrowing agreements, the Company is required to maintain specified earnings levels, ratios of working capital, interest coverage, tangible net worth, and indebtedness, as therein defined, and is limited with respect to payment of cash dividends, asset disposal, investments, and capital expenditures.

NOTE C - DEBT-TO-EQUITY RESTRUCTURING

     On April 30, 1992, the Company completed a debt-to-equity restructuring which resulted in the exchange of $30,163 of the Company's subordinated debt for new issues of preferred and common stock. The holders of an aggregate of
$10,003 of the Company's 9% Convertible Subordinated Debentures exchanged their debentures, plus accrued but unpaid interest, for 320 shares of common stock for every one thousand dollar face value debenture. In addition, the holders of the Company's 11.78% Subordinated Convertible Note and 11% Subordinated
Notes exchanged such notes for 343,200 shares of Series M 6%
Cumulative
Convertible Preferred Stock and 60,000 shares of Series N 6%
Cumulative
Convertible Preferred Stock. These series of preferred stock were issued at an equivalent issue price of $50 per share.

     As part of the restructuring, the holder of all the shares of the
Company's Series K 7% Cumulative Convertible Preferred Stock
exchanged such
preferred stock for 373,500 shares of Series L 6% Cumulative
Convertible
Preferred Stock at an equivalent issue price of $50 per share.  In addition,
the holder purchased 30,000 shares of Series O 6.5% Cumulative
Convertible
Preferred Stock for $1,500, which was subsequently converted into
750,000
shares of common stock on October 14,1992.

     The dividend terms of each series of preferred stock provide that dividends will not begin accruing until April 30, 1995. Due to the absence of a dividend requirement on these series of preferred stock, a noncash charge for the accretion of the preferred stock has been recognized. The aggregate accretion to be recognized on each issuance of preferred stock, along with the accretion charges incurred during fiscal years 1994, 1993 and 1992 are as follows:

      Preferred
        Stock     Aggregate
        Series    Accretion         1994       1993     1992
       Series L     $2,995        $1,025       $968     $470
       Series M      2,752           943        891      432
       Series N        481           165        156       76
          Total     $6,228        $2,133     $2,015     $978

The charge results in no net change in shareholders' equity, as the same amount charged to retained earnings each quarter is added back to contributed capital.

     See Note D, Shareholders' Equity, for a description of the dividend provisions, convertible features, voting rights, and liquidation rights associated with the preferred stock issued as part of the debt-to-equity restructuring.

NOTE D - SHAREHOLDERS' EQUITY

     The authorized capital stock of the Company consists of 35 million shares of $.75 par value common stock and 4 million shares of $1 par value preferred stock.

     Preferred stock outstanding as of October 29, 1994 and October
30, 1993
consisted of the following series of 6% Cumulative Convertible Preferred Stock, which are convertible into the shares of common stock indicated, and which carry the equivalent common share voting rights shown below prior to conversion:

           Preferred        Number of       Common Stock
Equivalent Common
             Stock       Preferred Shares  Issuable Upon     Share
Voting
             Series        Outstanding       Conversion
Rights
          Series L           373,500          6,884,987
1,721,247
          Series M           343,200          6,289,998
1,572,500
          Series N            60,000          1,099,650
274,913

PAGE 17
     Dividends are payable on each series of preferred stock commencing April
30, 1995 at an annual rate of $3.00 per share; provided however, that in the event a cash dividend is not declared by the Company's Board of Directors, dividends shall be payable in shares of common stock based on a price of $5.00 per share of common stock. These series of preferred stock are not subject to mandatory redemption; however, they may be redeemed at the option of the
Company for $50 per share from and after December 1, 1994 if certain conditions with respect to the market price of the Company's common stock have been met and, in any event, from and after December 1, 1999. The holders of these series of preferred stock are entitled to receive $50 per share, plus accrued but unpaid dividends, in the event of liquidation, dissolution or winding up of the Company. As discussed in Note C, Debt-To-Equity Restructuring, these series of preferred stock were issued as part of a debt-to-equity restructuring completed April 30, 1992.

NOTE E - INCOME TAXES

     As discussed in Note A, Significant Accounting Policies, the company adopted SFAS No. 109, "Accounting for Income Taxes", effective
October 31,
1993. The provision for income taxes for fiscal years 1994, 1993 and 1992 is comprised of the following:

                                                1994       1993
  1992
     Federal:
        Current                                     $--       $--
     $--
        Deferred                                  4,488     2,466
   1,618
     State                                        1,000       503
     463
                                                  5,488     2,969
   2,081
     Utilization of operating loss carryfowards (3,038)   (2,466)
 (1,618)
     Provision for income taxes                  $2,450      $503
    $463

     The income tax provision on total earnings of the Company differs from the amounts computed by applying the U.S. Federal tax rate of 35% in 1994 and 34%
in 1993 and 1992 as follows:

                                                1994       1993
  1992
     Federal income taxes at statutory rate      $4,650    $2,454
  $1,592
     State income taxes, net of applicable
             Federal income tax benefits            650       332
     306
     Goodwill amortization                          188       183
     183
     Operating loss carryforwards               (3,038)   (2,466)
 (1,618)
                                                 $2,450      $503
    $463

     At October 29, 1994, the Company had deferred tax assets of approximately
$7,800 and deferred tax liabilities of approximately $7,800. The principal components of the deferred tax assets and liabilities consisted of the following:

     Deferred tax assets:
          Net operating loss carryforwards                 $5,700
          Bad debt reserves                                   485
Inventory 395
Tax credit carryforwards                                      600
          Accrued liabilities, not deductible until paid      620
                                                           $7,800
     Deferred tax liabilities:
          Depreciation                                     $7,800

     At October 29, 1994, the Company had net operating loss carryforwards for
Federal income tax purposes of approximately $16,000 which are available to offset future Federal taxable income expiring in the years 2001 through 2007.
The Company also has alternative minimum tax credits of $380 and investment tax credit carryfowards of approximately $220 expiring through 2001. All of the foregoing are subject to the interaction of any alternative minimum tax calculations and review by the Internal Revenue Service.

NOTE F - STOCK OPTION PLANS AND COMMON STOCK WARRANTS

     The Company has an Incentive Stock Option Plan ("Incentive
Plan") and
Restricted
Stock Option Plan ("Restricted Plan") for executive officers and key employees.
The maximum number of shares which may be issued under the Incentive Plan is
1,000,000. The minimum option price is the fair market value per share at the date of grant, which may be paid on exercise in Company shares.

PAGE 18
     The maximum number of shares issuable annually under the Restricted Plan is limited to 10% of the Company's outstanding common shares (excluding treasury shares) at each year end through 2001. The options granted and common shares purchased under the Restricted Plan may not be sold or disposed of for a period of three years from the date of option grant. Subject to the limitations discussed above, the number of shares issued, or options granted, pursuant to these plans is at the discretion of an administrative committee of the Board of Directors.

     Additional options, which have been issued outside the plans discussed above, totaled 390,000 at October 29, 1994. These additional options, issued outside the plans, are exercisable at prices ranging from $1.625 to $5.00 per share and expire at various dates through 2000.

     Information with respect to options granted, all presently exercisable, under the Incentive and Restricted Plans for fiscal years 1994, 1993 and 1992 follows (in thousands, except exercise price range per share):

                  Options                          Options
Exercise Price
Beginning                   Exercised/    End ofRange Per Share
                  of Year    Granted     Canceled    Year      At
End of Year
 Fiscal 1994
 Incentive Plan        77       95          23        149
$3.00-$4.38
 Restricted Plan    1,956      170         158      1,968
$1.25-$5.00

 Fiscal 1993
 Incentive Plan        62       66          51         77
$3.00-$4.00
 Restricted Plan    2,056        -         100      1,956
$1.25-$5.00

 Fiscal 1992
 Incentive Plan       104       10          52         62
$1.63-$4.00
 Restricted Plan    1,696      360           -      2,056
$1.25-$5.00

NOTE G - COMMITMENTS AND CONTINGENCIES

     The Company conducts certain of its operations in facilities under operating leases and has no material capital lease commitments. Rental expense for 1994, 1993 and 1992 was $2,273, $1,670, and $1,549,
respectively, which
includes $328 in 1992 of rental expense paid to the former owners (one of whom was an employee during 1992) of the Company's Spartech Plastics' Western Region facility.

     Future minimum lease payments under all non-cancelable operating leases are as follows:

           1995                        $1,600
           1996                         1,178
           1997                           754
           1998                           598
           1999                           462
2000 and thereafter                       552
                                       $5,144

     On June 2, 1992, Mr. Lawrence M. Powers, former Chairman of the Board and
Chief Executive Officer of the Company, filed a lawsuit in the United States
District Court for the Southern District of New York against the Company and certain of its Directors and major shareholders. In the suit, Mr. Powers claims that, by reason of the Company's April 30, 1992 debt-to-equity restructuring, (which he had previously, on April 13, 1992, voted in favor of as a Director) the Company should adjust his existing stock options, provide for the issuance of 167,744 additional shares of common stock to him and award to him attorney's fees and interest. Mr. Powers seeks judgment against the
Company and the other defendants: (1) in excess of $13,000 plus punitive damages, (2) requiring the Company to issue him an additional 167,744 shares of common stock, (3) requiring an adjustment increasing his then outstanding options to purchase the Company's common stock from 1,871,201 shares to
4,080,000 shares, and (4) for attorney's fees and interest. In June 1993, in responding to the Company's request for summary judgment, the court ruled the
Board of Director's decision to not adjust Mr. Powers' options was "final, binding, and conclusive" unless Mr. Powers can establish the Board was not acting independently and that it could not have acted appropriately. Discovery was allowed to continue in the litigation, however the Company believes that
Mr. Powers' litigation is without merit and is defending against it vigorously.

PAGE 19
NOTE H - CASH FLOW INFORMATION

     Supplemental information on cash flows and noncash transactions is as follows:

                                                       Fiscal Year
                                                   1994      1993
  1992
     Cash paid during the year for:
     Interest (net of amounts capitalized)       $2,974    $3,220
  $4,378
     Income taxes                                $1,043      $394
    $380
     Schedule of noncash transactions:
     Business acquisitions -
     Fair value of assets acquired              $12,274    $2,487
     $--
     Liabilities assumed                        (5,434)        --
      --
     Total cash paid for the net assets acquired $6,840    $2,487
     $--

NOTE I - DISCONTINUED OPERATIONS

     In Fiscal 1992, the Company completed its disposition of the polyethylene film segment. On March 11, 1992, the stock of the Brooklyn, New York facility was sold. Under the terms of the sale, the buyer assumed the operation's bank debt and trade credit obligations and signed a long-term lease with a purchase option on the real estate and building. No gain or loss resulted from this sale as provisions were made in prior years to reduce this segment to its net realizable value. The net book value of the real estate and building has been reclassified into Plant and Equipment in the accompanying Consolidated Balance
Sheet.

     The Monroe, Louisiana facility was shutdown during September of 1991. All of the equipment has been sold, and the real estate and building, which are owned by the Company, have been leased to an independent third party. The net book value of the real estate and building has been reclassified into Plant and
Equipment in the accompanying Consolidated Balance Sheet.

NOTE J - ACQUISITION

     On February 2, 1994, the Company acquired certain assets of Product
Components, Inc. ("ProCom"). The purchase included two rigid plastic sheet & rollstock manufacturing plants, located in Richmond, Indiana and Clare,
Michigan, along with various other assets of ProCom. The purchase price for
ProCom's net assets totaled $8,160, subject to post-closing adjustments.
Approximately $6,800 of this purchase price was paid in cash, while the remaining balance represented the net liabilities assumed by the Company. The acquisition has been accounted for by the purchase method, and accordingly, the results of operations of ProCom are included in the Company's Consolidated
Statement of Operations from the date of acquisition. The excess of cost over the fair value of net assets acquired is being amortized over a forty year period on a straight line basis. Pro forma information with respect to this acquisition is presented below under Note K, Subsequent Event.

     On January 8, 1993, the Company purchased a portion of Penda
Corporation's
Custom Extrusion Division. The acquisition price and installation costs for both the equipment and business purchased was less than $2,500 in cash and was funded out of operating cash flow, paid in installments, as the equipment was delivered. Installation of the four extrusion lines into two of the Company's existing rigid sheet & rollstock facilities was completed in early May of 1993.

NOTE K - SUBSEQUENT EVENT

     On November 1, 1994, the Company acquired Pawnee Industries,
Inc.'s
("Pawnee") Extrusion and Color Divisions. The purchase included two rigid plastic sheet & rollstock manufacturing plants (Extrusion Division), located in
Wichita, Kansas and Paulding, Ohio, along with a color concentrate manufacturing plant (Color Division) located in Goddard, Kansas. The purchase price for Pawnee's net assets, exclusive of working capital purchased, totaled
$15,000, subject to post-closing adjustments. In addition, the Company paid approximately $10,000 for working capital assets (inventory and receivables).

     The following summarizes unaudited pro forma consolidated results of operations for the fiscal years ended October 29, 1994 and October 30, 1993, assuming the ProCom (discussed in Note J, Acquisition) and Pawnee acquisitions had occured at the beginning of each fiscal year presented. The results are not necessarily indicative of what would have occured had these transactions been consummated as of the beginning of each fiscal year presented, or of future operations of the consolidated companies.

                             Pro Forma (Unaudited)
                                           Fiscal Year Ended
                                              1994      1993
     Net Sales                            $324,658  $277,165
     Earnings Before Income Taxes          $15,478   $10,449
     Net Earnings                          $12,639    $9,720
     Net Earnings Per Common Share:
       Primary                               $1.17      $.87
       Fully diluted                          $.53      $.43

PAGE 20
MANAGEMENT AND AUDITORS' REPORTS

MANAGEMENT REPORT

TO OUR SHAREHOLDERS

     The financial statements of SPARTECH Corporation and subsidiaries were prepared under the direction of management, which is responsible for their integrity and objectivity. The statements have been prepared in conformity with generally accepted accounting principles and, as such, include amounts based on informed estimates and judgment of management.

     Management has developed a system of internal controls, which is designed to assure that the books and records accurately reflect the transactions of the
Company, and its established policies and procedures are followed properly.
This system is augmented by written policies and procedures, and the selection and training of qualified personnel.

     Arthur Andersen & Co., independent public accountants, are engaged to provide an objective audit of the financial statements of SPARTECH Corporation and issue reports thereon. Their audit is conducted in accordance with generally accepted auditing standards.

     The Board of Directors, acting upon the advice and recommendations of the
Audit Committee, is responsible for assuring that management fulfills its responsibilities in the preparation of the financial statements and for engaging the independent public accountants with whom the Committee reviews the scope of the audits and the accounting principles to be applied in financial reporting. The Committee meets regularly with the independent public accountants and representatives of management to review their activities and ensure that each is properly discharging its responsibilities.

PRESIDENT, CHIEF EXECUTIVE
VICE PRESIDENT OF FINANCE AND CORPORATE CONTROLLER
   AND CHIEF OPERATING OFFICER
CHIEF FINANCIAL OFFICER

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO SPARTECH CORPORATION

     We have audited the accompanying consolidated balance sheet of SPARTECH
Corporation (a Delaware Corporation) and subsidiaries as of October
29, 1994
and October 30, 1993, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three fiscal years in the period ended October 29, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SPARTECH Corporation and subsidiaries as of October 29, 1994 and October 30, 1993, and the results of their operations and their cash flows for each of the three fiscal years in the period ended October 29, 1994 in conformity with generally accepted accounting principles.

St. Louis, Missouri

December 6, 1994

PAGE 21
INVESTOR INFORMATION

COMMON STOCK

     SPARTECH Corporation's common stock is traded on the New York
Stock
Exchange under the symbol "SEH." The table below sets forth the high and low closing prices for the Company's common stock during each fiscal quarter during
1993 and 1994.

Year          1993             1994
          High    Low      High     Low
          Price   Price    Price    Price
Quarter
  1st     3 9/16  2 1/2    4 13/16  3 9/16
  2nd     5       3 1/8    5 3/4    4 1/8
  3rd     3 3/4   2 7/8    5        4 1/8
  4th     4 1/16  3 1/8    6        4 1/8

     There are approximately 6,000 shareholders of the Company's common stock as of January 1, 1995. For the previous five years, the Company has not paid cash dividends on its common stock, however, in December of 1994, the Company's
Board of Directors announced their intent to declare a cash dividend during
Fiscal 1995.

TRANSFER AGENT & REGISTRAR

     The Company's transfer agent and registrar is Boatmen's Trust
Company, 510
Locust Street, St. Louis, Missouri 63101.

ANNUAL SHAREHOLDERS' MEETING

     SPARTECH Corporation's Annual Shareholders' Meeting will be held on
Wednesday, March 8, 1995 at the Pierre Laclede Conference Center,
7733 Forsyth
Boulevard, Clayton, Missouri 63105 at 10:00 a.m. A formal notice of the meeting, together with a Proxy, will be mailed before the meeting to shareholders entitled to vote.

QUARTERLY FINANCIAL INFORMATION

     Certain unaudited quarterly financial information for the years ended
October 29, 1994 and October 30, 1993 is as follows:

                                             Quarter Ended
  Fiscal
                                Jan     April      July   October
    Year

    1994
  Net Sales                 $49,158   $64,350   $69,765   $73,320
$256,593
  Gross Profit                7,246     9,123     9,962    10,667
  36,998
  Net Earnings                2,103     2,796     3,075     2,861
  10,835
  Earnings Per Share
  Primary                       .17       .25       .28       .27
     .97
  Fully diluted                 .09       .12       .13       .12
     .46

  1993
  Net Sales                 $37,881   $47,410   $50,234   $53,876
$189,401
  Gross Profit                5,994     7,129     7,161     7,414
  27,698
  Net Earnings                1,276     1,782     1,804     1,854
   6,716
  Earnings Per Share
  Primary                       .10       .14       .15       .15
     .54
  Fully diluted                 .06       .08       .08       .08
     .30

REPORT ON FORM 10-K

     The Company will provide, without charge to any shareholder, a copy of its
1994 Report on Form 10-K, as filed with the Securities and Exchange
Commission.
Written requests should be directed to: Investor Relations, SPARTECH
Corporation, 7733 Forsyth Boulevard, Suite 1450, Clayton, Missouri
63105.

PAGE 22
                     SPARTECH CORPORATION AND SUBSIDIARIES
                          FIVE YEAR FINANCIAL SUMMARY
                (Dollars in thousands, except per share amounts)

    The following table sets forth selected financial data for each of the most recent five fiscal years. All data presented have been retroactively restated, giving effect to the discontinuance of the polyethylene film segment.

                                             FISCAL YEAR ENDED
                             1994      1993      1992      1991
  1990
SUMMARY OF OPERATIONS
Net Sales                  $256,593  $189,401  $168,800  $155,710
$166,062
Cost of Sales and
 Other Expenses             235,761   174,832   156,000   147,960
 153,263
Depreciation and
 Amortization                 4,422     4,000     3,622     3,476
   3,462
Nonrecurring Transactions         -         -         -   (3,500)
   1,533
Operating Earnings-
 Continuing Operations      $16,410   $10,569    $9,178      $774
$10,870
Interest Expense            $ 3,125    $3,350    $4,495    $6,201
  $6,137
Net Earnings (Loss)
    Continuing operations $  10,835    $6,716    $4,220  $(5,714)
  $4,233
 Discontinued operations          -         -         -  (12,000)
 (6,500)
 Extraordinary gain               -         -         -         -
   1,158
                          $  10,835    $6,716    $4,220 $(17,714)
$(1,109)

PER SHARE INFORMATION
Primary
 Continuing operations         $.97      $.54      $.42   $(1.85)
    $.80
 Discontinued operations          -         -         -    (3.17)
  (1.71)
 Extraordinary gain               -         -         -         -
     .30
                               $.97      $.54      $.42   $(5.02)
  $(.61)
Fully Diluted
 Continuing operations         $.46      $.30      $.21   $(1.85)
    $.80
 Discontinued operations          -         -         -    (3.17)
  (1.71)
 Extraordinary gain               -         -         -         -
     .30
                               $.46      $.30      $.21   $(5.02)
  $(.61)

BALANCE SHEET INFORMATION
Working Capital           $  26,351 $  25,032 $  23,997 $  22,299
 $29,623
Long-Term Debt,
   Less Current Maturities
 Senior                   $  26,285 $  26,283 $  30,783 $  34,250
 $40,835
 Subordinated                10,134    10,134    10,134    40,297
  40,297
                          $  36,419 $  36,417 $  40,917 $  74,547
 $81,132
Shareholders' Equity      $  58,233 $  46,041 $  39,121    $5,705
 $24,787
Total Assets               $135,720  $114,194  $106,546  $108,752
$130,819

PAGE 23
John F. Arning, age 69, has been a member of the Board since
January 1992. He
is a retired partner of the law firm of Sullivan & Cromwell, having held that position from January 1957 through his retirement on January 1, 1992. Mr.
Arning also serves as a Director of Box Energy Corporation. His term as
Director expires at the 1995 annual meeting.

Bradley B. Buechler, age 46, President, Chief Executive and Chief
Operating
Officer of the Company, has been a member of the Board since February 1984. He is a CPA and was with Arthur Andersen & Co. prior to joining the Company in
1981. Mr. Buechler was the Corporate Controller and Vice President, Finance of the Company from 1981 to 1984. He became Chief Operating Officer of the Company in 1985, the Company's President in 1987 and Chief Executive Officer effective
October 1, 1991. He is also the current Chairman of the Sheet
Producers
Division of the Society of Plastics Industry. His term as Director expires at the 1995 annual meeting.

Thomas L. Cassidy, age 66, has been a member of the Board since
February 1986.
He has been a Managing Director of The Trust Company of the West and a senior partner of TCW Capital since 1984. Prior to 1984, he was a Managing Director of The First Boston Corporation. Mr. Cassidy serves on the Board of Directors of Federal Paper Board Company, Inc., DeVlieg-Bullard, Inc., and Holnam, Inc.
His term as Director expires at the 1997 annual meeting.

W.R. Clerihue, age 71, Chairman of the Board of the Company, has been a member of the Board since February 1990. He became Chairman of the Board effective
October 1, 1991. Mr. Clerihue is currently a consultant and also a Director of
Federal Paper Board Company, Inc., New York. He is retired from
Celanese
Corporation, with his last position at Celanese being Executive Vice President and Chief of Staff. His term as Director expires at the 1996 annual meeting.

Francis J. Eaton, age 55, has been a member of the Board since
December 1989.
He is a polymer technologist and, after joining British Vita PLC in 1958, became General Manager of the Industrial Polymer Division in 1971. He was appointed to British Vita's Board of Directors in 1975 and became their Deputy
Chief Executive effective October 1, 1991. Mr. Eaton is a council member of the British Rubber Manufacturer's Association in the United Kingdom. His term as Director expires at the 1995 annual meeting.

David B. Mueller, age 41, Vice President, Chief Financial Officer, and
Secretary of the Company, has been a member of the Board since March 1994. He is a CPA and was with Arthur Andersen & Co. from 1974 through 1981. Mr. Mueller was Corporate Controller of Apex Oil Company from 1981 through 1988. He became
Vice President and Chief Financial Officer of the Company in 1988 and was named
Secretary in 1991. His term as Director expires at the 1997 annual meeting.

Jackson W. Robinson, age 52, has been a member of the Board since
March 1993.
He is President of Winslow Management Company, a separate operating division of
Eaton Vance Management in Boston. He is also a Director of Jupiter international Green Investment Trust, Jupiter European Investment Trust, The
National Gardening Association, and a Trustee of Suffield Academy.
His term as
Director expires at the 1996 annual meeting.

Rodney H. Sellers, age 48, has been a member of the Board since
December 1989.
He is a Chartered Accountant in the United Kingdom. He joined British Vita PLC in 1971, was appointed to British Vita's Board of Directors in 1974, and on
July 1, 1990, he became their Chief Executive. His term as Director expires at the 1997 annual meeting.

Committees of the Board of Directors

     Audit Committee        Compensation Committee
      John F. Arning             John F. Arning
       W.R. Clerihue             Thomas L. Cassidy
 Jackson W. Robinson                 W.R. Clerihue
                                  Francis J. Eaton
                               Jackson W. Robinson