Form 10-K, Exhibit 13
period 1995-10-28
SPARTECH CORP
filed 1996-01-16
CIK 77597

MANAGEMENT DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

Comparison Of Fiscal Years 1995 And 1994

Net sales in 1995 increased significantly from the prior year as a result of sizable gains in pounds sold by both of the Company's operating groups. The extruded sheet & rollstock group experienced sales volume increases of approximately 35% over the prior year. The majority of this gain in sales volume was obtained from our November 1, 1994, acquisition of Pawnee Industries, Inc.'s ("Pawnee") Extrusion Division and our February 2, 1994, acquisition of certain assets of Product Components, Inc. ("ProCom") (see "Investing Activities" for a further discussion of these acquisitions) and from increased product requests from the extruded sheet & rollstock group's sign/advertising, home improvement, and material handling markets.

Net Sales
In millions of $'s

Bar Chart
1993-$189.4
1994-$256.6
1995-$352.3

In addition, the merchant compounding group's sales volume was up 48% due to stronger demand from the specialty extrusion, office product, wallcovering, & footwear industries and the group's newly acquired color concentrate facility.

Cost of sales increased from the levels of 1994, but remained consistent when stated as a percentage of net sales. This consistency was achieved despite higher material costs caused by the greater worldwide demand for plastic resins and an increase in depreciation expense. Production efficiencies offset that portion of the raw material increases not absorbed by customers. Depreciation increased in 1995 as a direct result of the capital assets associated with the Pawnee and ProCom acquisitions and the sizable capital expenditures incurred by the Company during the past eighteen months (approximately $14.2 million).

Selling and administrative expense in 1995 increased by more than 22% from the prior year, a direct result of the ProCom and Pawnee acquisitions. However, through the Company's cost containment efforts, selling and administrative costs as a percentage of net sales actually decreased during the year.

Operating earnings for fiscal year 1995 increased from 1994, both in dollars and as a percentage of net sales. The increase was a result of the higher sales volumes discussed above, production efficiencies, cost containment efforts, and the benefits of the Pawnee and ProCom acquisitions.

Interest expense increased significantly in 1995, reflecting the additional borrowings incurred by the Company for the acquisition of certain divisions of Pawnee. In addition, prior to the refinancing in August of 1995, the Company's borrowing rate was approximately two percentage points higher in 1995 compared to 1994. The refinancing of a majority of the debt to a fixed interest rate instrument is projected to reduce annual interest charges by approximately $1 million. Reference is made to Note B, Long-Term Debt, of the Consolidated Financial Statements appearing on page 15 of this report.

As a result of the utilization of substantially all of the Company's net operating loss carryforwards for financial statement purposes during 1994, the income tax provision was substantially higher during 1995. The Company's effective tax rate was 26% for 1995 and is projected to be approximately 38% in 1996. However, actual tax payments will be only 70-80% of the provision due to the tax net operating loss carryforwards and depreciation timing differences.

Comparison Of Fiscal Years 1994 And 1993

Net sales in 1994 increased significantly from the prior year due to record volumes generated by the Company's extruded sheet & rollstock group. The acquisition of ProCom accounted for 45% of this increase. The remaining gain came from improved sales to the spa, food packaging, and transportation markets. In addition, sales volume increases were achieved by our merchant compounding group, primarily the result of stronger demand from the recreational vehicle and home appliance industries.

Cost of sales increased significantly from the prior year but remained consistent when stated as a percentage of net sales. This consistency was achieved despite higher material costs through the sale of higher margin products and the realization of production efficiencies. The increase in depreciation is the result of the ProCom acquisition and the capital expenditures incurred during 1994.

Selling and administrative expense in 1994 increased by nearly 19%, primarily the result of the ProCom acquisition and an increase in legal fees associated with the defense of the lawsuit discussed in Note F, Commitments and Contingencies, of the Consolidated Financial Statements appearing on page 18 of this report, which is incorporated herein by reference.

Operating earnings, as a result of the above items, increased significantly in 1994, reflecting the improved levels of volume, the sale of higher margin products, and increased production efficiencies.

Interest expense was slightly lower in 1994 as our cash flow from operations more than offset the increase in debt levels due to the ProCom acquisition and increases in interest rates during the year.

Operating Earnings
In millions of $'s

Bar Chart
1993-$10.6
1994-$16.4
1995-$24.6

Annual Report - Page 8

Environmental And Inflation

The Company is subject to various laws governing employee safety and Federal, state, and local laws and regulations governing the quantities of certain specified substances that may be emitted into the air, discharged into interstate and intrastate waters, and otherwise disposed of on and off the properties of the Company. The Company does not anticipate that future expenditures for compliance with such laws and regulations will have a material effect on its capital expenditures, earnings, or competitive position.

The plastic resins used by the Company in its production process are crude oil or natural gas derivatives and are available from a number of domestic and foreign suppliers. Accordingly, the Company's raw materials are only somewhat affected by supply, demand, and price trends of the petroleum industry; pricing of the resins tends to follow its own supply and demand equation except in periods of anticipated or actual shortages of crude oil or natural gas. The Company is not aware of any trends in the petroleum industry which will significantly affect its sources of raw materials in 1996.

The effects of inflation have not been significant on the overall operations of the Company during the last few years. None of the Company's sales are made pursuant to fixed price, long-term contracts. The Company has historically been successful in compensating for inflationary costs through increased selling prices and/or increased productivity and related efficiencies. The Company anticipates this trend to continue in the future.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow From Operations

The improvement in cash flow from operations reflects the Company's increase in profitability. The Company's working capital increased in 1995 over 1994, primarily as a result of the Pawnee acquisition ($8.3 million). The elimination of current maturities on the Company's new financing arrangements, an increase in inventories to support anticipated future shipments, and the increase in accounts receivable resulting from the expanded sales levels also contributed to the increase in working capital during the year. Finally, as a result of limitations on the use of net operating loss carryforwards, the Company has begun paying increased Federal income taxes in 1995. During 1995, the Company paid approximately $3.5 million in income taxes.

Cash Flow from Operations
In millions of $'s

Bar Chart
1993-$10.6
1994-$13.4
1995-$16.5

Investing Activities

Capital expenditures are primarily incurred to maintain and improve productivity, as well as to modernize and expand facilities. Highlights of the Company's sizable $10.0 million in capital expenditures for 1995 include the installation of new production lines at our Spartech Plastics-Atlanta, Georgia; Paulding, Ohio; McMinnville, Oregon; and Arlington, Texas plants and a new compounding line at Spartech Compounding-Cape Girardeau, Missouri. In addition, the 22% increase over the prior year in capital expenditures related to the purchase of four new rollstands and the upgrading of all facilities, in particular those operations obtained through our recent acquisitions of Pawnee and ProCom.

Capital Expenditures
In millions of $'s

Bar Chart
1993-$2.6
1994-$8.2
1995-$10.0

During 1996, the Company anticipates making capital expenditures of approximately $7.1 million. New extrusion lines, scheduled for our Spartech Compounding-Cape Girardeau, Missouri, and Spartech Plastics-Richmond, Indiana facilities, represent the major items included in this figure.

Reference is made to Note H, Acquisitions, of the Consolidated Financial Statements appearing on page 18 of this report, which is incorporated herein by reference, for a discussion on the Company's November 1, 1994 acquisition of certain divisions of Pawnee and February 2, 1994 acquisition of certain assets of ProCom.

Financing Activities

On August 15, 1995, the Company completed a $50 million Private Placement of Senior Unsecured Notes at a fixed rate of 7.21% and shortly thereafter, finalized a new $40 million Unsecured Bank Credit Facility. Reference is made to Note B, Long-Term Debt, of the Consolidated Financial Statements appearing on page 15 of this report, which is incorporated herein by reference, for a further discussion of the Company's new financing arrangements.

Effective May 1, 1995, all of the Company's Preferred Stockholders converted their shares into the Company's common stock increasing its outstanding common shares by 14.3 million. On May 2, 1995, the Company's Board of Directors declared a special dividend of three cents per share that was paid on May 31, 1995. In addition, the Board also declared its first and second regular quarterly cash dividends on June 2, 1995 and September 6, 1995, each in the amount of three cents per share.

The Company anticipates that cash flow from operations and the additional borrowing capacity provided under the refinanced credit facility will be adequate to provide the necessary funds for 1996 and well into the future.

Annual Report - Page 9

SPARTECH CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

(Dollars in thousands, except share amounts)



                                                OCTOBER 28,     OCTOBER 29,
                                                   1995            1994

     ASSETS

     Current Assets

          Cash                                     $3,505          $1,752

          Receivables, net of allowances of
          $1,592 in 1995 and $1,415 in 1994        51,762          40,493

          Inventories                              33,002          22,936

          Prepayments and other                     1,274           1,112

               Total Current Assets                89,543          66,293

Plant and Equipment, Net                           63,150          46,656

Goodwill                                           24,014          21,044

Debt Issuance Costs and Other                       1,622           1,727

                                                 $178,329        $135,720

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities

     Current maturities of long-term debt        $-                $2,750

     Accounts payable                             31,966           28,403

     Accrued liabilities                          12,469            8,789

          Total Current Liabilities               44,435           39,942

Long-Term Debt, Less Current Maturities           59,510           36,419

Other Liabilities                                  2,256            1,126

          Total Long-Term Liabilities             61,766           37,545

Shareholders' Equity

  6% Cumulative Convertible Preferred Stock,
    776,700 shares issued and outstanding in 1994
    ($50 per share liquidation value)                  -              777

  Common stock, 23,364,407 and 8,629,947 shares
    issued in 1995 and 1994, respectively         17,523            6,472

  Contributed capital                             66,771           74,438

  Retained deficit                               (12,099)         (23,449)

  Treasury stock, at cost, 11,291 shares
    in 1995 and 1,324 shares in 1994                 (67)              (5)

   Total Shareholders' Equity                     72,128           58,233

                                                $178,329         $135,720

The accompanying notes are an integral part of this financial statement.

Annual Report - page 10


SPARTECH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS

(Dollars in thousands, except per share amounts)

                                                        Fiscal  Year
                                                1995       1994       1993


Net Sales                                    $352,273   $256,593   $189,401


Costs and Expenses

 Cost of sales                                302,394    219,595    161,393

 Selling and administrative                    24,545     19,966     16,876

 Amortization of intangibles                      730        622        563

                                              327,669    240,183    178,832

Operating Earnings                             24,604     16,410     10,569

 Interest                                       4,960      3,125      3,350

Earnings Before Provision for Income Taxes     19,644     13,285      7,219

 Provision for income taxes                     5,110      2,450        503

Net Earnings                                   14,534     10,835      6,716

 Preferred stock accretion                     (1,098)    (2,133)    (2,015)

Net Earnings Applicable to
 Common Shares and Equivalents               $ 13,436   $  8,702   $  4,701

Net Earnings Per Common Share

 Primary                                     $    .80   $    .97   $    .54

 Fully diluted                               $    .60   $    .46   $    .30

The accompanying notes are an integral part of this financial statement.

Annual Report - page 11


SPARTECH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

(Dollars in thousands)

                                                                      Total
               Preferred  Common  Contributed  Retained  Treasury  Shareholders'
                 Stock     Stock    Capital     Deficit   Stock       Equity


Balance,
October 31, 1992 $  777  $ 6,245   $71,130    $(36,852) $(2,179)     $39,121

 Stock options
      exercised       -        -       113           -       91          204

 Preferred stock
        accretion     -        -     2,015      (2,015)       -            -

 Net earnings         -        -            -    6,716        -        6,716

Balance,
October 30, 1993 $  777  $ 6,245   $73,258    $(32,151) $(2,088)     $46,041

 Stock options
      exercised       -      227      (953)          -    2,083        1,357

 Preferred stock
        accretion     -        -     2,133      (2,133)       -            -

 Net earnings         -        -         -      10,835        -       10,835

Balance,
October 29, 1994 $  777  $ 6,472    $74,438   $(23,449) $    (5)     $58,233

 Preferred stock
        conversion (777)  10,706     (9,929)         -        -            -

 Stock options
      exercised       -      345      1,164          -        -        1,509

 Cash dividends       -        -          -     (2,086)       -       (2,086)

 Preferred stock
        accretion     -        -      1,098     (1,098)       -            -

 Treasury stock
       purchases      -        -          -          -      (62)         (62)

 Net earnings         -        -          -     14,534        -       14,534

Balance,
October 28, 1995 $    -  $17,523    $66,771   $(12,099)    $(67)     $72,128

The accompanying notes are an integral part of this financial statement.

Annual Report - page 12


SPARTECH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS

(Dollars in thousands)

                                                     Fiscal  Year
                                             1995       1994       1993



  Cash Flows From Operating Activities

   Net earnings                            $ 14,534   $ 10,835    $ 6,716

   Adjustments to reconcile net earnings to net cash provided by operating activities:

     Depreciation and amortization            5,798      4,422      4,000

     Change in current assets and liabilities, net of effects of acquisitions

      Receivables                            (4,447)    (4,594)    (4,409)

      Inventories                            (6,504)    (1,325)    (1,154)

      Prepayments and other                     (17)       257       (418)

      Accounts payable                        3,563      2,726      5,642

      Accrued liabilities                     1,410        846        583

     Other, net                               2,150        191       (315)

      Net cash provided by operating
      activities                             16,487     13,358     10,645

   Cash Flows From Investing Activities

    Capital expenditures                    (10,015)    (8,152)    (2,610)

    Retirement of assets                        538        333         27

    Business acquisitions                   (24,060)    (6,840)    (2,487)

    Proceeds from note receivable                _         495         _

     Net cash used for investing activities (33,537)    (14,164)   (5,070)

   Cash Flows From Financing Activities

    Net borrowings (payments) on revolving
    credit facilities                        (6,525)    (6,248)      (505)

    Issuance of 7.21% Senior Unsecured Notes 50,000        _          _

    Term loan additions (payments)          (13,000)     6,000     (5,000)

    Redemption of 9% Convertible
    Subordinated Debentures                 (10,134)      _          _

    Debt issuance costs                        (899)       _          _

    Cash dividends on common stock           (2,086)      _          _

    Stock options exercised                   1,509      1,357        204

    Treasury stock acquired                     (62)       _          _

     Net cash provided by (used for)
     financing activities                    18,803      1,109     (5,301)

   Increase In Cash                           1,753        303        274

   Cash At Beginning Of Year                  1,752      1,449      1,175

   Cash At End Of Year                       $3,505     $1,752     $1,449

The accompanying notes are an integral part of this financial statement.

Annual Report - page 13


SPARTECH CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts)

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the accounts of SPARTECH Corporation and its wholly-owned subsidiaries (the "Company"). The Company's fiscal year ends on the Saturday closest to October 31. Fiscal years 1995, 1994, and 1993 each include 52 weeks. All significant intercompany transactions have been eliminated.

Inventories

Inventories are valued at the lower of cost (first-in, first-out) or market. Finished goods include the costs of material, labor, and overhead. Inventories at October 28, 1995 and October 29, 1994 are comprised of the following components:

                                 1995         1994

      Raw materials            $23,368       $16,171

      Finished goods             9,634         6,765

                               $33,002       $22,936

Plant and Equipment

Plant and equipment are carried at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the related assets as follows:

                                                Years

       Buildings and leasehold improvements       25

       Machinery and equipment                  12-16

       Furniture and fixtures                    5-10

Major renewals and betterments are capitalized. Maintenance and repairs are expensed as incurred. Upon disposition, the net book value is eliminated from the accounts, with the resultant gain or loss reflected in operations.

Plant and equipment consisted of the following at October 28, 1995 and October 29, 1994:

                                                  1995         1994

        Land                                   $  3,999      $  4,326

        Buildings and leasehold improvements     18,243        13,766

        Machinery and equipment                  67,308        50,434

        Furniture and fixtures                    2,152         1,903

                                                 91,702        70,429

          Less accumulated depreciation          28,552        23,773

        Plant and equipment, net                $63,150       $46,656

Goodwill

Goodwill, representing the excess of the purchase price over the fair value of net assets acquired, is charged against operations on a straight-line basis over 40 years. Goodwill amortization totaled $730, $622, and $563 in 1995, 1994, and 1993, respectively. Accumulated amortization at October 28, 1995 totaled $4,851.

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

Annual Report - page 14


Earnings Per Share

Primary Net Earnings Per Share is computed based upon the weighted average number of common shares outstanding during each period after consideration of the dilutive effect of stock options and warrants. Such average shares were 16,858,000, 8,985,000, and 9,163,000 for 1995, 1994, and 1993, respectively. The weighted average shares total for 1995 was effected by the actual conversion of the Company's Preferred Stock discussed below.

Fully Diluted Net Earnings Per Share assumes conversion of securities when the earnings per share result is dilutive. Assumed conversions increased the weighted average number of common shares used in the computation to 24,111,000, 23,434,000, and 23,438,000 for 1995, 1994, and 1993, respectively.

Effective May 1, 1995, all of the Company's Preferred Stockholders converted their shares into the Company's common stock. The conversion increased the Company's outstanding common shares by 14,274,635. If the Preferred Stockholders had converted their shares at the beginning of 1993, the Primary Net Earnings Per Share reported for 1995, 1994, and 1993 would have been $.60, $.46, and $.30, respectively.

For the computations of Primary Net Earnings Per Share, net earnings applicable to common shares and equivalents have been increased for an after-tax interest factor as computed under the modified treasury stock method. Due to the 1995 conversion of the Company's Preferred Stockholders, the Primary Net Earnings Per Share for 1995 was computed using the treasury stock method, which requires no such adjustment to net earnings. For the computation of Fully Diluted Net Earnings Per Share, net earnings applicable to common shares and equivalents have been further increased for the elimination of preferred stock accretion (recorded up to the 1995 conversion date) from the assumed conversion of preferred stock and for the after-tax interest expense reduction as computed under the modified treasury stock method, when applicable. The primary and fully diluted increases to net earnings applicable to common shares and equivalents for the fiscal years 1995, 1994, and 1993 are as follows:

                              1995        1994        1993

       Primary               $_          $   74      $  300

       Fully diluted         $1,098      $2,133      $2,315

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

NOTE B - LONG-TERM DEBT

       Long-term debt is comprised of the following:

                                                     1995         1994

              7.21% Senior Unsecured Notes         $50,000      $_

              Unsecured Bank Credit Facility         9,510       _

              Revolving Credit Loan                   _          16,035

              Term Loan                               _          13,000

              9% Convertible Subordinated Debentures  _          10,134

                                                    59,510       39,169

                 Less current maturities              _           2,750

              Total long-term debt                 $59,510      $36,419

On August 15, 1995, the Company completed a $50,000 Private Placement of 7.21% Senior Unsecured Notes (the "Notes") over a ten-year term. The Notes require equal annual principal payments of approximately $7,143 commencing on August 15, 1999. Interest on the Notes is payable semiannually on February 15 and August 15 of each year. In addition, the Company concurrently finalized a new revolving $40,000 Unsecured Bank Credit Facility (the "Credit Facility"). The Credit Facility has a five-year term, with interest payable at a rate chosen by the Company of either prime rate or an adjusted LIBOR plus .75%. As of September 1, 1995, the Company entered into a six-month fixed LIBOR loan under the Credit Facility of $5,000 at 6.91%. The remaining Credit Facility is at the current prime rate, which at October 28, 1995, was 8.75%.

The proceeds from these new financing arrangements were used to replace the Company's previously existing Senior Credit Facility (consisting of the Revolving Credit Loan and Term Loan) and to redeem the Company's 9% Convertible Subordinated Debentures. Interest on the Revolving Credit Loan and Term Loan was payable at a rate chosen by the Company of either prime rate plus .25% or Adjusted LIBOR plus 1.75%.

Annual Report - page 15


Scheduled maturities of long-term debt, by fiscal year, are as follows:

                                  7.21% Senior             Unsecured
                                 Unsecured Notes     Bank Credit Facility

                     1996           $ _                      $ _

                     1997             _                        _

                     1998             _                        _

                     1999            7,143                     _

                     2000            7,143                    9,510

                     Thereafter     35,714                     _

                                   $50,000                   $9,510

The Notes and Credit Facility both contain certain covenants which, among other matters, require the Company to restrict the incurrence of additional indebtedness, to satisfy certain ratios and net worth levels, and to limit both the sale of assets and merger transactions.

NOTE C - SHAREHOLDERS' EQUITY

The authorized capital stock of the Company consists of 35 million shares of $.75 par value common stock and 4 million shares of $1 par value preferred stock. The Company declared a special three cent per share dividend on its common stock in May of 1995 and two regular quarterly dividends of three cents per share beginning in June of 1995.

Preferred stock outstanding as of October 29, 1994 consisted of 6% Cumulative Convertible Preferred Stock, which was convertible into shares of common stock and carried equivalent common share voting rights as follows:

           Preferred     Number of       Common Stock       Equivalent Common
             Stock    Preferred Shares   Issuable Upon        Share Voting
            Series      Outstanding       Conversion             Rights

           Series L       373,500          6,884,987             1,721,247

           Series M       343,200          6,289,998             1,572,500

           Series N        60,000          1,099,650               274,913

NOTE D - INCOME TAXES

The provision for income taxes for fiscal years 1995, 1994, and 1993 is comprised of the following:

                                                   1995      1994      1993

    Federal:

      Current                                     $2,715    $_        $_

      Deferred                                     3,680     4,488     2,466

    State                                          1,348     1,000       503

                                                   7,743     5,488     2,969

    Utilization of operating loss carryforwards   (2,633)   (3,038)   (2,466)

    Provision for income taxes                    $5,110    $2,450    $503

The income tax provision on earnings of the Company differs from the amounts computed by applying the U.S. Federal tax rate of 35% in 1995 and 1994, and 34% in 1993 as follows:

                                                   1995      1994      1993

    Federal income taxes at statutory rate        $6,875    $4,650    $2,454

    State income taxes, net of applicable
       Federal income tax benefits                   876       650       332

    Operating loss carryforwards                  (2,633)   (3,038)   (2,466)

    Other                                             (8)      188       183

                                                  $5,110    $2,450    $  503

Annual Report - page 16


At October 28, 1995 and October 29, 1994, the Company's principal components of deferred tax assets and liabilities consisted of the following:

                                                          1995           1994

    Deferred tax assets:

      Net operating loss and other tax carryforwards     $4,701         $5,700

      Bad debt reserves                                     412            485

      Inventories                                           222            395

      Tax credit carryforwards                              952            600

      Accrued liabilities                                 1,275            620

                                                         $7,562         $7,800

    Deferred tax liabilities:

      Depreciation                                       $8,208         $7,800

      Other                                                 471            _

                                                         $8,679         $7,800

At October 28, 1995, the Company had net operating loss carryforwards for Federal income tax purposes of approximately $11,000 which are available to offset future Federal taxable income expiring in the years 2001 through 2007.

NOTE E - STOCK OPTION PLANS AND COMMON STOCK WARRANTS

The Company has an Incentive Stock Option Plan ("Incentive Plan") and Restricted Stock Option Plan ("Restricted Plan") for executive officers and key employees. The maximum number of shares which may be issued under the Incentive Plan is 1,000,000. The minimum option price is the fair market value per share at the date of grant, which may be paid on exercise in Company shares.

The maximum number of shares issuable annually under the Restricted Plan is limited to 10% of the Company's outstanding common shares (excluding treasury shares) at each year end through 2001. The options granted and common shares purchased under the Restricted Plan may not be sold or disposed of for a period of three years from the date of option grant. Subject to the limitations discussed above, the number of shares issued, or options granted, pursuant to these plans is at the discretion of the compensation committee of the Board of Directors.

Information with respect to options granted, all presently exercisable, under the Incentive and Restricted Plans for fiscal years 1995, 1994, and 1993 follows (in thousands, except exercise price range per share):

                Options                             Options       Exercise Price
                Beginning             Exercised/     End of     Range Per Share
                  of Year    Granted    Canceled       Year       At End of Year

 Fiscal 1995

 Incentive Plan       149      165           6           308         $3.00-$7.00

 Restricted Plan    1,968       95         434         1,629         $1.25-$5.38

 Fiscal 1994

 Incentive Plan        77       95          23           149         $3.00-$4.38

 Restricted Plan    1,956      170         158         1,968         $1.25-$5.00

 Fiscal 1993

 Incentive Plan        62       66          51            77         $3.00-$4.00

 Restricted Plan    2,056       _          100         1,956         $1.25-$5.00

Additional options, which have been issued outside the plans discussed above, totaled 330,000 at October 28, 1995. These additional options are exercisable at prices ranging from $3.875 to $5.00 per share and expire at various dates through 2000. A total of 60,000 options at prices ranging from $1.625 to $2.15 were exercised in 1995.

Annual Report - page 17


NOTE F - COMMITMENTS AND CONTINGENCIES

The Company conducts certain of its operations in facilities under operating leases and has no material capital lease commitments. Rental expense for 1995, 1994, and 1993 was $2,872, $2,273, and $1,670, respectively.

Future minimum lease payments under non-cancelable operating leases, by fiscal year, are as follows:

                           1996                $1,490

                           1997                 1,073

                           1998                   870

                           1999                   642

                           2000                   414

                           2001 and thereafter    308

                                               $4,797

On June 2, 1992, Mr. Lawrence M. Powers, former Director, Chairman of the Board, and Chief Executive Officer of the Company, filed a lawsuit in the United States District Court for the Southern District of New York against the Company and certain of its Directors and major shareholders. In the suit, Mr. Powers claims that, by reason of the Company's April 30, 1992 debt-to-equity restructuring (which he had previously, on April 13, 1992, voted in favor of as a Director), the Company should adjust his existing stock options, provide for the issuance of additional shares of common stock, and award to him attorney's fees and interest. Mr. Powers seeks the following judgment against the Company and the other defendants: (1) in excess of $13,000 plus punitive damages, (2) an additional 167,744 shares of common stock, (3) an adjustment increasing his then outstanding options to purchase the Company's common stock from 1,871,201 shares to 4,080,000 shares, and (4) attorney's fees and interest. In June 1993, in responding to the Company's request for summary judgment, the court ruled the Board of Director's decision to not adjust Mr. Powers' options was "final, binding, and conclusive" unless Mr. Powers can establish that the Board was not acting independently and that it could not have acted appropriately. Discovery in the litigation has concluded, and the Company, together with the other defendants, has moved for summary judgment dismissing the complaint. The Company believes Mr. Powers' litigation is without merit and will continue to defend against it vigorously.

At October 28, 1995, there were no other known contingent liabilities (including guarantees, pending litigation, and environmental claims) that, in the opinion of management, are expected to be material in relation to the Company's financial position, nor were there any material commitments outside the normal course of business.

NOTE G - CASH FLOW INFORMATION

    Supplemental information on cash flows is as follows:

                                                      Fiscal  Year
                                               1995       1994      1993

        Cash paid during the year for:

           Interest                          $4,099     $ 2,974   $ 3,220

           Income taxes                      $3,517     $ 1,043   $   394

        Schedule of business acquisitions:

           Fair value of assets acquired     $26,330    $12,274   $ 2,487

           Liabilities assumed                (2,270)    (5,434)    _

              Total cash paid for the
              net assets acquired            $24,060    $ 6,840   $ 2,487

NOTE H - ACQUISITIONS

On November 1, 1994, the Company acquired Pawnee Industries, Inc.'s ("Pawnee") Extrusion and Color Divisions. The purchase included two rigid plastic sheet & rollstock manufacturing plants (Extrusion Division), located in Wichita, Kansas and Paulding, Ohio, along with a color concentrate manufacturing plant (Color Division) located in Goddard, Kansas. The purchase price for Pawnee's net assets, exclusive of working capital purchased, totaled $15,785. In addition, the Company paid approximately $8,275 for net working capital assets (inventory and receivables net of assumed accrued liabilities).

On February 2, 1994, the Company acquired certain assets of Product Components, Inc. ("ProCom"). The purchase included two rigid plastic sheet & rollstock manufacturing plants, located in Richmond, Indiana and Clare, Michigan, along with various other assets of ProCom. The purchase price for ProCom's net assets totaled $8,160. Approximately $6,800 of this purchase price was paid in cash, while the remaining balance represented the net liabilities assumed by the Company.

Annual Report - page 18


Both acquisitions have been accounted for by the purchase method, and accordingly, the results of operations of Pawnee and ProCom are included in the Company's Consolidated Statement of Operations from their respective date of acquisition. The excess of cost over the fair value of net assets acquired is being amortized over a forty year period on a straight-line basis.

On January 8, 1993, the Company purchased a portion of Penda Corporation's Custom Extrusion Division. The acquisition price and installation costs for both the equipment and business purchased was less than $2,500 in cash and was funded out of operating cash flow, paid in installments as the equipment was delivered. Installation of the four extrusion lines into two of the Company's existing extruded sheet & rollstock facilities was completed in early May of 1993.

The following summarizes unaudited pro forma consolidated results of operations for fiscal year 1994 assuming the Pawnee and ProCom acquisitions had occurred at the beginning of the fiscal year. The results are not necessarily indicative of what would have occurred had these transactions been consummated as of the beginning of the fiscal year presented, or of future operations of the consolidated companies.

                                           Pro Forma (Unaudited)

                                                 Fiscal Year
                                                    1994

             Net Sales                            $324,658

             Earnings Before Income Taxes         $ 15,478

             Net Earnings                         $ 12,639

             Net Earnings Per Common Share

                  Primary                         $   1.17

                  Fully diluted                   $    .53

NOTE I - QUARTERLY FINANCIAL INFORMATION

Certain unaudited quarterly financial information for the years ended October 28, 1995 and October 29, 1994 is as follows:

                                             Quarter Ended            Fiscal
                             Jan       April     July       Oct        Year

       1995

    Net Sales              $79,258    $95,649   $90,891   $86,475   $352,273

    Gross Profit            10,847     13,733    12,988    12,311     49,879

    Net Earnings             3,125      3,950     3,820     3,639     14,534

    Net Earnings Per Share

        Primary                .27        .36       .16       .15        .80

        Fully diluted          .13        .16       .16       .15        .60

       1994

    Net Sales              $49,158    $64,350   $69,765   $73,320   $256,593

    Gross Profit             7,246      9,123     9,962    10,667     36,998

    Net Earnings             2,103      2,796     3,075     2,861     10,835

    Net Earnings Per Share

        Primary                .17        .25       .28       .27        .97

        Fully diluted          .09        .12       .13       .12        .46

The aggregate Primary Net Earnings Per Share for the four quarters of 1995 is greater than the full year results, due to the conversion by the Preferred Stockholders to common stock at the beginning of the third quarter. If the Preferred Stockholders had converted their shares at the beginning of 1994, all Primary Net Earnings Per Share amounts reported above would have been equal to Fully Diluted Net Earnings Per Share.

Annual Report - page 19


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

Arthur Andersen LLP, independent public accountants, are engaged to provide an objective audit of the financial statements of SPARTECH Corporation and issue reports thereon. Their audit is conducted in accordance with generally accepted auditing standards.

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

 /s/Bradley B. Buechler      /s/David B. Mueller       /s/Randy C. Martin

 PRESIDENT, CHIEF EXECUTIVE   VICE PRESIDENT OF FINANCE AND CORPORATE CONTROLLER
 AND CHIEF OPERATING OFFICER  CHIEF FINANCIAL OFFICER

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO SPARTECH CORPORATION

We have audited the accompanying consolidated balance sheet of SPARTECH Corporation (a Delaware Corporation) and subsidiaries as of October 28, 1995 and October 29, 1994, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three fiscal years in the period ended October 28, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SPARTECH Corporation and subsidiaries as of October 28, 1995 and October 29, 1994, and the results of their operations and their cash flows for each of the three fiscal years in the period ended October 28, 1995 in conformity with generally accepted accounting principles.

St. Louis, Missouri                       /s/ Arthur Andersen LLP
December 6, 1995

Annual Report - page 20


SPARTECH CORPORATION AND SUBSIDIARIES
FIVE YEAR FINANCIAL SUMMARY

(Dollars in thousands, except per share amounts)

The following table sets forth selected financial data for each of the most recent five fiscal years. All data presented has been retroactively restated, giving effect to the discontinuance of the polyethylene film segment.

                                           FISCAL YEAR
                           1995     1994       1993      1992      1991

SUMMARY OF OPERATIONS

Net Sales                $352,273  $256,593  $189,401  $168,800  $155,710

Cost of Sales and
Other Expenses            326,939   239,561   178,269   159,085   150,904

Amortization of
Intangibles                   730       622       563       537       532

Nonrecurring Transactions       -         -         -         -    (3,500)

Operating Earnings-
Continuing Operations    $ 24,604   $16,410   $10,569    $9,178      $774

Interest Expense           $4,960    $3,125    $3,350    $4,495    $6,201

Net Earnings (Loss)

   Continuing operations $14,534    $10,835    $6,716    $4,220   $(5,714)

   Discontinued operations     -          -         -         -   (12,000)

                         $14,534    $10,835    $6,716    $4,220  $(17,714)

PER SHARE INFORMATION

Fully Diluted Earnings

   Continuing operations    $.60       $.46      $.30     $ .21    $(1.85)

   Discontinued operations     -          -         -         -     (3.17)

                            $.60       $.46      $.30     $ .21    $(5.02)

Dividends Declared          $.09       $-        $-       $-       $-

BALANCE SHEET INFORMATION

Working Capital          $45,108    $26,351   $25,032   $23,997   $22,299

Long-Term Debt, Less Current Maturities

   Senior                $59,510    $26,285   $26,283   $30,783   $34,250

   Subordinated                -     10,134    10,134    10,134    40,297

                         $59,510    $36,419   $36,417   $40,917   $74,547

Shareholders' Equity     $72,128    $58,233   $46,041   $39,121    $5,705

Total Assets            $178,329   $135,720  $114,194  $106,546  $108,752

Annual Report - page 21


CORPORATE AND DIVISION MANAGEMENT

CORPORATE MANAGEMENT

-picture-

Daniel J. Yoder
Vice President
Engineering & Technology

Terry F. Tisza
Director of Sales &
Marketing Compound Division

David G. Pocost
Director of Quality & Environmental Affairs

Randy C. Martin
Corporate Controller

Bradley B. Buechler
President, Chief Executive and Chief Operating Officer

David B. Mueller
Vice President Finance, Chief Financial Officer and Corporate Secretary

DIVISION GENERAL MANAGERS

EXTRUDED SHEET & ROLLSTOCK

-picture-

Left to right:   W. Harrison Hiatt,   Patrick B. Fleming, Johnnie W. Sepulvado,
Greg S. Nagel, and   William F. Phillips

MERCHANT COMPOUNDING

-picture-

Left to right:   John D. Edwards,   Howard K. Pomerantz, and Stephen J. Byron

MANAGEMENT CHANGES - 1995

In August, Greg S. Nagel, formerly Spartech Plastics-Central and East Controller, was appointed General Manager of Spartech Plastics-East.

In September, Randy C. Martin, formerly with KPMG Peat Marwick LLP, was appointed Corporate Controller of the Company.

In October, Patrick B. Fleming and John D. Edwards were appointed to the additional posts of General Managers of Spartech Plastics-Mideast (Paulding) and Spartech Compounding (Goddard), respectively.

Annual Report - page 22

DIRECTORS

-pictures of-

John F. Arning   Bradley B. Buechler   Thomas L. Cassidy   W.R. Clerihue

Francis J. Eaton   David B. Mueller   Jackson W. Robinson   Rodney H. Sellers

John F. Arning, age 70, has been a member of the Board since January 1992. He is a retired partner of the law firm of Sullivan & Cromwell, having held that position from January 1957 through his retirement on January 1, 1992. Mr. Arning also serves as a Director of Box Energy Corporation. His term as Director expires at the 1998 annual meeting.

Bradley B. Buechler, age 47, President, Chief Executive and Chief Operating Officer of the Company, has been a member of the Board since February 1984. He is a CPA and was with Arthur Andersen & Co. prior to joining the Company in 1981. Mr. Buechler was the Corporate Controller and Vice President, Finance of the Company from 1981 to 1984. He became Chief Operating Officer of the Company in 1985, the Company's President in 1987, and Chief Executive Officer effective October 1, 1991. He is also the immediate past Chairman of the Sheet Producers Division of the Society of Plastics Industry. His term as Director expires at the 1998 annual meeting.

Thomas L. Cassidy, age 67, has been a member of the Board since February 1986. He has been a Managing Director of Trust Company of the West and a senior partner of TCW Capital since 1984. Prior to 1984, he was a Managing Director of The First Boston Corporation. Mr. Cassidy serves on the Board of Directors of Federal Paper Board Company, Inc., DeVlieg-Bullard, Inc., and Holnam, Inc. His term as Director expires at the 1997 annual meeting.

W.R. Clerihue, age 72, Chairman of the Board of the Company, has been a member of the Board since February 1990. He became Chairman of the Board effective October 1, 1991. Mr. Clerihue is currently a consultant and also a Director of Federal Paper Board Company, Inc., New York. He is retired from Celanese Corporation, with his last position at Celanese being Executive Vice President and Chief of Staff. His term as Director expires at the 1996 annual meeting.

Francis J. Eaton, age 56, has been a member of the Board since December 1989. He is a polymer technologist and, after joining British Vita PLC in 1958, became General Manager of the Industrial Polymer Division in 1971. He was appointed to British Vita's Board of Directors in 1975 and became their Deputy Chief Executive effective October 1, 1991. Mr. Eaton is a council member of the British Rubber Manufacturer's Association in the United Kingdom. His term as Director expires at the 1998 annual meeting.

David B. Mueller, age 42, Vice President, Chief Financial Officer, and Secretary of the Company, has been a member of the Board since March 1994. He is a CPA and was with Arthur Andersen & Co. from 1974 through 1981. Mr. Mueller was Corporate Controller of Apex Oil Company from 1981 through 1988. He became Vice President and Chief Financial Officer of the Company in 1988 and was named Secretary in 1991. His term as Director expires at the 1997 annual meeting.

Jackson W. Robinson, age 53, has been a member of the Board since March 1993. He is President of Winslow Management Company, having held that position since 1983. He is also a Director of Merlin International Green Investment Trust, Jupiter European Investment Trust, National Gardening Association, and Suffield Academy. His term as Director expires at the 1996 annual meeting.

Rodney H. Sellers, age 49, has been a member of the Board since December 1989. He is a Chartered Accountant in the United Kingdom. He joined British Vita PLC in 1971, was appointed to British Vita's Board of Directors in 1974, and on July 1, 1990, he became their Chief Executive. His term as Director expires at the 1997 annual meeting.

Committees of the Board of Directors

Compensation Committee   Audit Committee

John F. Arning           John F. Arning
Thomas L. Cassidy        W.R. Clerihue
W.R. Clerihue            Jackson W. Robinson
Francis J. Eaton
Jackson W. Robinson

Annual Report - page 23

INVESTOR INFORMATION

COMMON STOCK AND DIVIDEND INFORMATION

SPARTECH Corporation's common stock is traded on the New York Stock Exchange under the symbol "SEH." As of January 1, 1996, there were approximately 5,000 shareholders of the Company's common stock. The table below sets forth the high and low closing prices for SPARTECH's common stock, along with dividends declared, during each quarter of fiscal 1994 and 1995.

                       Fiscal 1994                       Fiscal 1995
               Stock  Price       Dividends   Stock Price      Dividends
              High       Low      Declared   High      Low     Declared

First Quarter $4 13/16   $3 9/16       $-    $5 3/4    $4 7/8     $-

Second Quarter 5 3/4      4 1/8         -     6 5/8     5 1/8       .03*

Third Quarter  5          4 1/8         -     6 5/8     5 5/8       .03

Fourth Quarter 6          4 1/8         -     7 3/4     6 3/8       .03

* Represents special three cent per share dividend declared just following the close of the Company's second quarter.

Prior to 1995, the Company had not paid a cash dividend on its common stock since it was founded in 1968. Effective with the third quarter of fiscal 1995, the Board of Directors established a policy of declaring a regular quarterly cash dividend on the Company's common stock.

RESEARCH AND INFORMATIONAL REPORTS

Research and informational reports on SPARTECH Corporation are available from the following companies/individuals by calling SPARTECH Investor Relations at
(314) 721-4242 or the listed companies direct at the numbers shown below:

A. G. Edwards             Mike Braig        (314) 289-5894

Cruttenden Roth           Pete Castellanos  (805) 966-5205

Stifel, Nicolaus & Co.    Richard  Hilgert  (314) 342-2258

Wealth Monitors           Michael Lamb      (913) 345-2822

TRANSFER AGENT & REGISTRAR

The Company's transfer agent & registrar is Boatmen's Trust Company, 510 Locust Street, St. Louis, Missouri 63101.

ANNUAL SHAREHOLDERS' MEETING

SPARTECH Corporation's Annual Shareholders' Meeting will be held on Wednesday, March 13, 1996 at the Pierre Laclede Conference Center, 7733 Forsyth Boulevard, Clayton, Missouri 63105 at 10:00 a.m. A formal notice of the meeting, together with a Proxy Statement, will be mailed before the meeting to shareholders entitled to vote.

REPORT ON FORM 10-K

The Company will provide, without charge to any shareholder, a copy of its 1995 Report on Form 10-K as filed with the Securities and Exchange Commission. Written requests should be directed to:

Investor Relations
Attention: Randy Martin
SPARTECH Corporation
7733 Forsyth Boulevard, Suite 1450
Clayton, Missouri 63105
(314) 721-4242
FAX (314) 721-1447

Annual Report - page 24