Form 10-K, Exhibit 13
period 1996-11-02
SPARTECH CORP
filed 1997-01-10
CIK 77597

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

COMPARISON OF FISCAL YEARS 1996 AND 1995

  The Company's fiscal year ends on the Saturday closest to October 31.
Fiscal year 1996 ended on November 2, 1996 and included 53 weeks compared to fiscal 1995 which ended on October 28, 1995 and consisted of 52 weeks. The operating results presented below include discussions on a percentage of sales basis for more meaningful comparisons.
  Net sales in 1996 of $391.3 million increased 11.1% from $352.3 million in 1995. The extruded sheet & rollstock group's sales increased approximately 13% in 1996 resulting from an increase in pounds shipped of 5% (excluding acquisitions) and a 7% increase in net sales related to the Portage and Hamelin acquisitions. The remaining increase in this group's sales came from a change in the mix of products sold during the period. Color & specialty compound sales declined by less than 2% in 1996 to $68.2 million, as the group's Cape Girardeau, Missouri facility spent sizable marketing efforts on new product developments during the year.

  The Company's costs and expenses for the periods indicated were:

                                           FISCAL YEAR
                                   1994           1995          1996
                                       (Dollars in millions)

Cost of sales                    $219.6         $302.4         $330.8

Selling and admin-
    istrative expenses            $20.0          $24.5          $25.2

Interest expense                   $3.1           $5.0           $5.1

        Cost of sales decreased to 84.5% of net sales for 1996 from 85.8% for 1995. The stabilization of raw material prices and improved production efficiencies contributed to the more favorable cost of sales percentage for 1996.
        On a percentage of sales basis, selling and administrative expenses reflect a decrease to 6.4% in 1996 from 7.0% in 1995. The decrease in 1996 was primarily a result of the absence of significant legal expenses incurred in 1995 and continued cost containment efforts in 1996.
        Operating earnings for 1996 were $34.5 million (8.8% of net sales) compared to $24.6 million (7.0% of net sales) in 1995. The gains in operating earnings were achieved through the increased sales discussed above, improved production efficiencies, and cost containment efforts.
         Interest expense in 1996 was relatively flat with 1995, representing the net impact of the refinancings in late 1995 at more favorable interest rates and the net increases in borrowings in 1996 related to the Portage and Hamelin acquisitions. See the "Financing Arrangements" discussion that follows.
        As a result of the utilization of substantially all of the Company's book loss carryforwards in 1995, the Company's effective tax rate increased to 38% in 1996 from 26% in 1995.

COMPARISON OF FISCAL YEARS 1995 AND 1994

        Net sales of $352.3 million in 1995 increased 37.3% from the prior year as a result of sizable gains in pounds sold by both of the Company's operating groups. The extruded sheet & rollstock group experienced sales increases of approximately 35% over the prior year. The majority of this gain in sales volume was obtained from the acquisition of Pawnee's Extrusion Division, the acquisition of certain assets of ProCom, and from increased product requests from the sign/advertising, home improvement, and material handling markets. The color & specialty compounds group's sales volume was up 48% due to stronger demand from the specialty extrusion, office product, wallcovering, and footwear industries and the group's newly-acquired color concentrate facility.
        Cost of sales in 1995 increased from the levels of 1994, but remained consistent when stated as a percentage of net sales. This consistency was achieved despite higher material costs caused by the greater worldwide demand for plastic resins and an increase in depreciation expense. Production efficiencies offset that portion of the raw material increases not absorbed by customers and depreciation increases resulting from capital equipment associated with the Pawnee and ProCom acquisitions.
        Selling and administrative expenses in 1995 increased by more than 22% from the prior year, a direct result of the ProCom and Pawnee acquisitions. However, through the Company's cost containment efforts, selling and administrative costs as a percentage of net sales decreased during the year.
        Operating earnings of $24.6 million for fiscal year 1995 increased from 1994, both in dollars and as a percentage of net sales. The increase was a result of the higher sales volumes discussed above, production efficiencies, cost containment efforts, and the benefits of the Pawnee and ProCom acquisitions.
        Interest expense increased significantly in 1995, reflecting the additional borrowings incurred by the Company for the acquisition of certain divisions of Pawnee. In August of 1995, the Company refinanced its bank credit facility and completed a $50 million private placement of debt. Prior to the refinancing, the Company's borrowing rate was approximately two percentage points higher than the prior year.

sidebar 3-D bar charts

OPERATING EARNINGS
In millions of dollars

 1994 = $16.4
 1995 = $24.6
 1996 = $34.5

GROSS MARGIN
As % of sales

 1994 = 14.4%
 1995 = 14.2%
 1996 = 15.5%

ENVIRONMENTAL MATTERS

        The Company is subject to various laws governing employee safety and Federal, state, and local (including Canadian provincial) laws and regulations governing the quantities of certain specified substances that may be emitted into the air, discharged into waterways, and otherwise disposed of on and off the properties of the Company. The Company does not anticipate that future expenditures for compliance with such laws and regulations will have a material effect on its capital expenditures, earnings, or competitive position.
        The plastic resins used by the Company in its production processes are crude oil or natural gas derivatives and are available from a number of domestic and foreign suppliers. Accordingly, the Company's raw materials are only somewhat affected by supply, demand, and price trends of the petroleum industry; pricing of the resins tends to follow its own supply and demand equation except in periods of anticipated or actual shortages of crude oil or natural gas. The Company is not aware of any trends in the petroleum industry which will significantly affect its sources of raw materials in 1997.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW

        The Company's primary sources of liquidity have been cash flows from operating activities and borrowings from third parties. The Company's principal uses of cash have been to support its operating activities, invest in capital improvements, and finance strategic acquisitions. The Company's cash flows for the periods indicated are summarized as follows:


                                        FISCAL YEAR
                                1994          1995          1996
                                 (Dollars in millions)
Net cash provided by
    operating activities       $13.4         $16.5          $23.2

Net cash used for
    investing activities       $14.2         $33.5          $76.5

Net cash provided by
    financing activities        $1.1         $18.8          $54.5

        The Company continues to generate strong cash flows from operations, resulting from the 26% increase in net earnings in 1996 compared to the prior year, net of the impact of changes in working capital. Operating cashflows used for changes in working capital totaled $5.0 million in 1996, primarily as a result of the increase in inventories to support future shipments and expanded sales levels. In addition, as a result of increased profitability and the limitation on the use of the remaining tax net operating loss carryforwards, the Company paid income taxes of $10.8 million in 1996 versus $3.5 million for 1995.
        The Company's primary investing activities are capital expenditures and acquisitions of businesses in the plastics industry. Capital expenditures are primarily incurred to maintain and improve productivity, as well as to modernize and expand facilities. Capital expenditures for 1996 and 1995 were $9.6 million and $10.0 million, respectively. The Company anticipates total capital expenditures in fiscal 1997 of approximately $13.5 million, reflecting an increase for additional equipment at the facilities acquired in 1996.
        Effective May 9, 1996, the Company completed its purchase of Portage for a cash price of approximately $17.6 million, including estimated costs of the transaction. On September 27, 1996, the Company finalized the purchase of substantially all the net assets of the extrusion, color, and molding divisions of Hamelin, which had consolidated sales of approximately $80 million for its fiscal year ended April 30, 1996. The purchase price for the net assets of Hamelin was approximately $59.4 million in cash, including costs of the transaction. Refer to Note (2) to the Consolidated Financial Statements for further discussion. The Company continues to evaluate value-added acquisition opportunities that meet its stringent acquisition criteria, which are premised on achieving returns in excess of its weighted average cost of capital.

FINANCING ARRANGEMENTS

        In August 1995, the Company completed a $50 million private placement of senior unsecured notes at a fixed rate of 7.21% and finalized a $40 million unsecured bank credit facility. The acquisition of Portage in May 1996 was funded by the bank credit facility. In September 1996, the Company completed a simultaneous public offering of 3 million shares of common stock for $25.9 million in net proceeds and a $30 million private placement of 7.62% guaranteed senior notes to finance the acquisition of Hamelin.
        Effective May 1, 1995, all of the Company's Preferred Stockholders converted their shares into common stock increasing the Company's outstanding common shares by 14.3 million. The Company's Board of Directors raised the common stock dividend twice during the year to a current annual rate of 20cents per share.
        The Company anticipates that cash flow from operations, together with borrowings under the Company's bank credit facility, will satisfy its working capital needs and planned capital expenditures for the next year.

sidebar 3-D bar charts

CASH FLOW FROM
OPERATIONS
In millions of dollars

 1994 = $13.4
 1995 = $16.5
 1996 = $23.2

CAPITAL EXPENDITURES
In millions of dollars

 1994 = $8.2
 1995 = $10.0
 1996 = $9.6

CONSOLIDATED BALANCE SHEET
(Dollars in thousands, except share amounts)
                                             OCTOBER 28,      NOVEMBER 2,
ASSETS                                          1995             1996
CURRENT ASSETS
Cash and equivalents                            $3,505            $4,685
Receivables, net of allowances of
  $1,592 in 1995 and $1,946 in 1996             51,762            66,176
Inventories                                     33,002            53,981
Prepayments and other                            1,274             3,315
      TOTAL CURRENT ASSETS                      89,543           128,157


PROPERTY, PLANT AND EQUIPMENT, NET              63,150           112,355
GOODWILL                                        24,014            46,348
DEBT ISSUANCE COSTS AND OTHER                    1,622             2,100

                                              $178,329          $288,960


  LIABILITIES AND SHAREHOLDERS' EQUITY
  CURRENT LIABILITIES
    Current maturities of long-term debt       $  ---               $995
    Accounts payable                            31,966            40,178
    Accrued liabilities                         12,469            23,022
    Due to Hamelin Group Inc.                      ---             9,701
      TOTAL CURRENT LIABILITIES                 44,435            73,896

  LONG-TERM DEBT, LESS CURRENT MATURITIES       59,510            97,471
  OTHER LIABILITIES                              2,256             5,198
      TOTAL LONG-TERM LIABILITIES               61,766           102,669

  SHAREHOLDERS' EQUITY
    Common stock, 23,364,407 and 26,609,554
       shares issued in 1995 and 1996,
       respectively                             17,523            19,957
    Contributed capital                         66,771            90,708
    Retained earnings (deficit)                (12,099)            2,703
    Treasury stock, at cost, 11,291 shares
      in 1995 and 209,100 shares in 1996           (67)           (2,061)
    Cumulative translation adjustments             ---             1,088
      TOTAL SHAREHOLDERS' EQUITY                72,128           112,395

                                              $178,329          $288,960

  See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF OPERATIONS
(Dollars in thousands, except per share amounts)

                                                FISCAL YEAR
                                              1994       1995      1996

  NET SALES                                $256,593   $352,273  $391,348

  COSTS AND EXPENSES
    Cost of sales                           219,595    302,394   330,776
    Selling and administrative               19,966     24,545    25,184
    Amortization of intangibles                 622        730       896

                                            240,183    327,669   356,856

  OPERATING EARNINGS                         16,410     24,604    34,492
    Interest                                  3,125      4,960     5,062
  EARNINGS BEFORE INCOME TAXES               13,285     19,644    29,430
    Income taxes                              2,450      5,110    11,113
  NET EARNINGS                               10,835     14,534    18,317
    Preferred stock accretion                (2,133)    (1,098)      ---
  NET EARNINGS APPLICABLE TO
    COMMON SHARES AND EQUIVALENTS            $8,702   $ 13,436   $ 18,317
  NET EARNINGS PER COMMON SHARE
    Primary                                    $.97       $.80       $.74
    Fully diluted                              $.46       $.60       $.73

  See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
(Dollars in thousands)
                                                           CUMULATIVE
                                   CONTRI- RETAINED          TRANS-   TOTAL
                PREFERRED COMMON    BUTED  EARNINGS TREASURY LATION  SHAREHOLDER
                   STOCK   STOCK  CAPITAL  (DEFICIT)  STOCK  ADJUST.  EQUITY
BALANCE,
 OCTOBER 30, 1993   $777  $6,245  $73,258  $(32,151) $(2,088) $ ---  $46,041

 Stock options
  exercised          ---     227     (953)      ---    2,083    ---    1,357
 Preferred stock
  accretion          ---     ---    2,133    (2,133)     ---    ---     ---
 Net earnings        ---     ---      ---    10,835      ---    ---   10,835

BALANCE,
 OCTOBER 29, 1994   $777  $6,472  $74,438  $(23,449)     $(5)   ---  $58,233
 Preferred stock
  conversion        (777) 10,706   (9,929)      ---       ---   ---      ---
 Stock options
  exercised          ---     345    1,164       ---       ---   ---    1,509
 Cash dividends      ---     ---      ---    (2,086)      ---   ---   (2,086)
 Preferred stock
  accretion          ---     ---    1,098    (1,098)      ---   ---      ---
 Treasury stock
  purchases          ---     ---      ---       ---       (62)  ---      (62)
 Net earnings        ---     ---      ---    14,534       ---   ---   14,534

BALANCE,
 OCTOBER 28, 1995   $--- $17,523  $66,771  $(12,099)      $(67) ---  $72,128
 Common stock
  issuance           ---   2,250   23,632       ---        ---  ---   25,882
 Stock options
  exercised          ---     184      305       ---      2,127  ---    2,616
 Cash dividends      ---     ---      ---    (3,515)       ---  ---   (3,515)
 Treasury stock
  purchases          ---     ---      ---       ---     (4,121) ---   (4,121)
 Net earnings        ---     ---      ---    18,317        ---  ---   18,317
 Translation
  adjustment         ---     ---      ---       ---        --- 1,088   1,088

BALANCE,
 NOVEMBER 2, 1996   $---  $19,957  $90,708   $2,703    $(2,061)$1,088$112,395

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
(Dollars in thousands)

                                                        FISCAL  YEAR
                                                1994       1995      1996

CASH FLOWS FROM OPERATING ACTIVITIES
  Net earnings                               $ 10,835   $ 14,534   $ 18,317
  Adjustments to reconcile net earnings to
    net cash provided by operating
    activities:
      Depreciation and amortization             4,422      5,798      7,211
      Change in current assets and
      liabilities, net of effects of
      acquisitions:
       Receivables                             (4,594)    (4,447)       365
       Inventories                             (1,325)    (6,504)    (8,458)
       Prepayments and other                      257        (17)       (21)
       Accounts payable                         2,726      3,563     (3,034)
       Accrued liabilities                        846      1,410      6,146
    Other, net                                    191      2,150      2,634
    NET CASH PROVIDED BY OPERATING ACTIVITIES  13,358     16,487     23,160
CASH FLOWS FROM INVESTING ACTIVITIES
  Capital expenditures                         (8,152)   (10,015)    (9,566)
    Retirement of assets                          333        538        346
    Business acquisitions                      (6,840)   (24,060)   (67,285)
    Proceeds from note receivable                 495        ---        ---
     NET CASH USED FOR INVESTING ACTIVITIES   (14,164)   (33,537)    (76,505)
CASH FLOWS FROM FINANCING ACTIVITIES
  Net borrowings (payments) on revolving
  credit facilities                           (6,248)    (6,525)      6,190
  Issuance of 7.62% Guaranteed Senior Notes     ---         ---      30,000
  Issuance of 7.21% Senior Unsecured Notes      ---       50,000        ---
  Payments on bonds and leases                  ---          ---     (1,210)
  Term loan additions (payments)               6,000     (13,000)       ---
  Redemption of 9% Convertible Subordinated
   Debentures                                    ---     (10,134)       ---
  Issuance of common stock                       ---         ---      25,882
  Debt issuance costs                            ---        (899)       (444)
  Cash dividends on common stock                 ---      (2,086)     (3,515)
  Stock options exercised                      1,357       1,509       1,704
  Treasury stock acquired                        ---         (62)     (4,121)
    NET CASH PROVIDED BY FINANCING ACTIVITIES  1,109      18,803      54,486
    Effect of exchange rate changes on cash
     and equivalents                             ---         ---          39
INCREASE IN CASH AND EQUIVALENTS                 303       1,753       1,180
CASH AND EQUIVALENTS AT BEGINNING OF YEAR      1,449       1,752       3,505
CASH AND EQUIVALENTS AT END OF YEAR         $  1,752      $3,505     $ 4,685

  See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)

(1) SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF PRESENTATION - The accompanying consolidated financial statements include the accounts of SPARTECH Corporation and its wholly-owned subsidiaries (the "Company"). The Company's fiscal year ends on the Saturday closest to October 31. Fiscal year 1996 consists of 53 weeks, while 1995 and 1994 each include 52 weeks. All significant intercompany transactions and balances have been eliminated.

      FOREIGN CURRENCY TRANSLATION - Assets and liabilities of the Company's Canadian operations are translated from their functional currency (Canadian dollar) to U.S. dollars using exchange rates in effect at the balance sheet date. Results of operations are translated using average rates during the period. Adjustments resulting from the translation process are included as a separate component of stockholders' equity. The Company may periodically enter into foreign currency contracts to manage exposures to market risks from prospective changes in exchange rates. No such contracts were outstanding as of November 2, 1996.

      CASH EQUIVALENTS - Cash equivalents consist of highly liquid investments with original maturities of three months or less.

      INVENTORIES - Inventories are valued at the lower of cost (first-in, first-out) or market. Finished goods include the costs of material, labor, and overhead.

      PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment are carried at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the related assets as follows:

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

      GOODWILL - Goodwill, representing the excess of the purchase price over the fair value of net assets acquired, is charged against operations on a straight-line basis over the periods estimated to be benefited, not exceeding 40 years. Goodwill amortization totaled $622, $730, and $896 in 1994, 1995, and 1996, respectively. Accumulated amortization at November 2, 1996 totaled $5,747.

      REVENUE RECOGNITION - The Company manufactures products for specific customer orders and for standard stock inventory. Revenues are recognized and billings are rendered as the product is shipped to the customer.

      INCOME TAXES - Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for credit carryforwards based on an assessment (which includes anticipating future income) in determining the likelihood of realization. Deferred tax assets and liabilities are measured using the rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse and the credits are expected to be used. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

      USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

      RECLASSIFICATIONS - Certain prior year amounts have been reclassified to conform to the current year presentation.

(2) ACQUISITIONS

      On February 2, 1994, the Company acquired certain assets of Product Components, Inc. ("ProCom"). The purchase included two extruded sheet & rollstock manufacturing plants, located in Richmond, Indiana and Clare, Michigan, along with various other assets of ProCom. The purchase price for ProCom's net assets totaled $8,200. Approximately $6,800 of this purchase price was paid in cash, while the remaining balance represented the net liabilities assumed by the Company.

      On November 1, 1994, the Company acquired Pawnee Industries, Inc.'s ("Pawnee") extrusion and color divisions. The purchase included two extruded sheet & rollstock manufacturing plants, located in Wichita, Kansas and Paulding, Ohio, along with a color concentrate manufacturing plant, located in Goddard, Kansas. The purchase price for Pawnee's net assets, exclusive of working capital purchased, totaled $15,800. In addition, the Company paid approximately $8,300 for net working capital assets (inventory and receivables, net of assumed accrued liabilities).

      On May 9, 1996, the Company completed its acquisition of Portage Industries Corporation ("Portage") by means of a merger pursuant to which Spartech Plastics, Inc., a wholly-owned subsidiary of the Company, was merged with and into Portage. Pursuant to the Agreement and Plan of Merger, each share of Portage Common Stock was converted into the right to receive $6.60 in cash. The price for all outstanding shares of Portage's stock (including exercisable options) totaled approximately $17,600 in cash, including estimated costs of the transaction. The fair value of assets acquired (including $9,500 of goodwill) and liabilities assumed was $27,200 and $9,600, respectively. The purchase price was funded by the Company's existing unsecured credit facility.

      On September 27, 1996, the Company completed the purchase of substantially all of the net assets of the extrusion, color, and molding divisions of Hamelin Group Inc. ("Hamelin") in accordance with an Asset Purchase and Sale Agreement. Hamelin is a leading manufacturer of extruded plastic sheet, color concentrate materials, and molded food packaging products and is based in Montreal, Canada. It has two extruded sheet plants, one color concentrate facility, three molding operations located in Canada, and a molding operation located in the United States. Consolidated sales for the seven facilities were approximately $80,000 for Hamelin's fiscal year ended April 30, 1996. The purchase price for the net assets acquired from Hamelin was $59,400 in cash, including costs of the transaction. The fair value of assets acquired (including $13,500 of goodwill) and liabilities assumed (consisting of lease liabilities, accounts payable, and accrued liabilities) was $70,900 and $11,500, respectively. The purchase price was financed through a combination of a common stock offering of 3 million shares and a private placement of $30,000 in debt. An initial installment was paid to the seller on September 27, 1996, the closing date, with the remaining purchase price paid November 27, 1996. Therefore, $9,701 was reflected as Due to Hamelin Group Inc. as of November 2, 1996, representing the amount remaining to be paid to the seller as of such date.

      All these acquisitions have been accounted for by the purchase method, and accordingly, the results of operations were included in the Company's Consolidated Statement of Operations from their respective date of acquisition. The purchase price has been allocated to the assets and liabilities (on a preliminary basis for the 1996 acquisitions), and the excess of cost over the fair value of net assets acquired is being amortized over a forty-year period on a straight-line basis.

      The following summarizes unaudited pro forma consolidated results of operations for fiscal year 1996 assuming the Portage and Hamelin acquisitions had occurred at the beginning of the fiscal year. The results are not necessarily indicative of what would have occurred had these transactions been consummated as of the beginning of the fiscal year presented, or of future operations of the consolidated companies.

                                                   PRO FORMA (UNAUDITED)
                                                        FISCAL YEAR
                                                               1996
  Net Sales                                                $481,508
  Earnings Before Income Taxes                              $36,921
  Net Earnings                                              $22,961
  Net Earnings Per Common Share
  Fully Diluted                                                $.83

(3) INVENTORIES

      Inventories at October 28, 1995 and November 2, 1996 are comprised of the following components:


                                          1995                    1996
  Raw materials                        $23,368                 $34,778
  Finished goods                         9,634                  19,203

                                       $33,002                 $53,981

(4) PROPERTY,  PLANT AND EQUIPMENT

      Property, plant and equipment consisted of the following at October 28, 1995 and November 2, 1996:


                                                      1995         1996

 Land                                              $ 3,999        $4,964
  Buildings and leasehold improvements              18,243        27,898
  Machinery and equipment                           67,308       110,525
  Furniture and fixtures                             2,152         3,561

                                                    91,702        146,948

    Less accumulated depreciation                   28,552         34,593
 Property, plant and equipment, net                $63,150       $112,355

(5) LONG-TERM DEBT

      Long-term debt is comprised of the following at October 28, 1995 and November 2, 1996:


                                                        1995          1996
  7.62% Guaranteed Senior Notes                         $---        30,000
  7.21% Senior Unsecured Notes                        50,000        50,000
  Unsecured Bank Credit Facility                       9,510        15,700
  Other                                                  ---         2,766

                                                      59,510        98,466

    Less current maturities                              ---           995
  Total long-term debt                               $59,510       $97,471

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      On August 15, 1995, the Company completed a $50,000 Private Placement of 7.21% Senior Unsecured Notes (the "Notes") over a ten-year term. The Notes require equal annual principal payments of approximately $7,143 commencing on August 15, 1999. Interest on the Notes is payable semiannually on February 15 and August 15 of each year. In addition, the Company concurrently finalized a new revolving $40,000 Unsecured Bank Credit Facility (the "Credit Facility"). The Credit Facility has a five-year term, with interest payable at a rate chosen by the Company of either prime rate or an adjusted LIBOR plus .625%. On May 16, 1996 and September 1, 1995, the Company entered into six-month fixed LIBOR loans under the Credit Facility of $9,000 at 6.31% and $5,000 at 6.91%, respectively. The remaining Credit Facility is at the current prime rate, which, at November 2, 1996 and October 28, 1995, was 8.25% and 8.75%, respectively.

      On September 27, 1996, the Company completed a $30,000 Private Placement of 7.62% Guaranteed Senior Notes (the "Guaranteed Notes") over a ten-year term. The Guaranteed Notes require equal annual principal payments of approximately $4,286 commencing on September 27, 2000. Interest on the Guaranteed Notes is payable semiannually on March 27 and September 27 of each year.

      The other debt consists of $1,700 of Industrial Development Revenue Bonds ("the Bonds") and $1,066 of obligations under capital leases ("the Leases"). The Bonds mature on November 1, 1999, have an annual mandatory sinking fund requirement of $550, and carry a floating interest rate, which was 4.45% at November 2, 1996. The Leases mature between 1997 and 2000 and bear fixed interest rates varying from 8.13% to 9.38%.

      Scheduled maturities of long-term debt for the next five fiscal years are:
1997-$569; 1998-$961; 1999-$7,299; 2000-$27,214; and 2001-$11,429.

      The long-term debt contains certain covenants which, among other matters, require the Company to restrict the incurrence of additional indebtedness, satisfy certain ratios and net worth levels, and limit both the sale of assets and merger transactions.

(6) INCOME TAXES

      The provision for income taxes for fiscal years 1994, 1995, and 1996 is comprised of the following:

                                              1994      1995        1996
 Federal:
  Current                                     $---    $2,715      $7,850
  Deferred                                   4,488     3,680       1,503
  State                                      1,000     1,348       1,760
                                             5,488     7,743      11,113
Utilization of operating loss carryforwards (3,038)   (2,633)        ---
Provision for income taxes                  $2,450    $5,110     $11,113

      The income tax provision on earnings of the Company differs from the amounts computed by applying the U.S. Federal tax rate of 35% as follows:

                                              1994      1995        1996
Federal income taxes at statutory rate      $4,650    $6,875     $10,301
 State income taxes, net of applicable
  Federal income tax benefits                  650       876       1,144
 Operating loss carryforwards               (3,038)   (2,633)        ---
 Other                                         188        (8)        (332)
                                            $2,450    $5,110      $11,113

      At October 28, 1995 and November 2, 1996, the Company's principal components of deferred tax assets and liabilities consisted of the following:


                                                       1995            1996
 Deferred tax assets:
  Net operating loss carryforwards                   $4,701          $1,709
  Bad debt reserves                                     412             593
  Inventories                                           222             340
  Tax carryforwards                                     952             888
  Accrued liabilities                                 1,275           2,575

                                                     $7,562          $6,105

 Deferred tax liabilities:
  Depreciation                                       $8,208          $7,491
  Other                                                 471             447

                                                     $8,679          $7,938

      At November 2, 1996, the Company had net operating loss carryforwards for Federal income tax purposes of approximately $4,500, which are available to offset future Federal taxable income expiring in the years 2001 through 2007.

(7) SHAREHOLDERS' EQUITY & STOCK OPTIONS

      The authorized capital stock of the Company consists of 35 million shares of $.75 par value common stock and 4 million shares of $1 par value preferred stock. The Company declared a special 3cents per share dividend on its common stock in May of 1995 and began the payment of regular quarterly dividends in June of 1995.

      The Company has an Incentive Stock Option Plan ("Incentive Plan") and Restricted Stock Option Plan ("Restricted Plan") for executive officers and key employees. The maximum number of shares which may be issued under the Incentive Plan is 1,000,000. The minimum option price is the fair market value per share at the date of grant, which may be paid on exercise in Company shares.

      The maximum number of shares issuable annually under the Restricted Plan is limited to 10% of the Company's outstanding common shares (excluding treasury shares) at each year end through 2001. Notwithstanding the foregoing, the Board of Directors has resolved that at no time will the total unexercised options be in excess of 10% of the then outstanding common shares. The options granted and common shares purchased under the Restricted Plan may not be sold or disposed of for a period of three years from the date of option grant. Subject to the limitations discussed above, the number of shares issued, or options granted, pursuant to these plans is at the discretion of the Compensation Committee of the Board of Directors.

      Information with respect to options granted, all presently exercisable, under the Incentive and Restricted Plans for fiscal years 1994, 1995, and 1996 follows:

                      OPTIONS                      OPTIONS  EXERCISE PRICE
                    BEGINNING          EXERCISED/  END OF   RANGE PER SHARE
                      OF YEAR  GRANTED  CANCELED   YEAR      AT END OF YEAR
 Fiscal 1994
 Incentive Plan        77,000   95,000    23,000   149,000     $3.00-$4.38
 Restricted Plan    1,956,000  170,000   158,000 1,968,000     $1.25-$5.00

 Fiscal 1995
 Incentive Plan       149,000  165,000     6,000   308,000     $3.00-$7.00
 Restricted Plan    1,968,000   95,000   434,000 1,629,000     $1.25-$5.38

 FISCAL 1996
 INCENTIVE PLAN       308,000  190,000    58,000   440,000     $3.00-$6.75
 RESTRICTED PLAN    1,629,000  105,000   450,000 1,284,000     $1.25-$6.75

      Additional options, which have been issued outside the plans discussed above, totaled 350,000 at November 2, 1996. These additional options are exercisable at prices ranging from $3.875 to $11.00 per share and expire at various dates through 2006. A total of 20,000 options were granted at $11.00 in 1996, and 60,000 options were exercised at prices ranging from $1.625 to $2.15 in 1995.

(8) EARNINGS PER SHARE

      Primary Net Earnings Per Share is computed based upon the weighted average number of common shares outstanding during each period after consideration of the dilutive effect of stock options. Such average shares were 8,985,000, 16,858,000, and 24,872,000, for 1994, 1995, and 1996, respectively. The weighted average shares total for 1995 was affected by the actual conversion of the Company's preferred stock discussed below.

      Fully Diluted Net Earnings Per Share assumes conversion of securities when the earnings per share result is dilutive. Assumed conversions increased the weighted average number of common shares used in the computation to 23,434,000, 24,111,000, and 25,115,000, for 1994, 1995, and 1996, respectively.

      Effective May 1, 1995, all of the Company's preferred stockholders converted their shares into the Company's common stock. The conversion increased the Company's outstanding common shares by 14,274,635. If the preferred stockholders had converted their shares at the beginning of 1994, the Primary Net Earnings Per Share reported for 1994 and 1995 would have been $.46 and $.60, respectively.

      For the computations of Primary Net Earnings Per Share, net earnings applicable to common shares and equivalents have been increased for an after-tax interest factor as computed under the modified treasury stock method. Due to the 1995 conversion of the Company's preferred stockholders, the Primary Net Earnings Per Share for 1995 was computed using the treasury stock

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

method, which requires no such adjustment to net earnings. For the computation of Fully Diluted Net Earnings Per Share, net earnings applicable to common shares and equivalents have been further increased for the elimination of preferred stock accretion from the assumed conversion of preferred stock and for the after-tax interest expense reduction as computed under the modified treasury stock method, when applicable. Due to the 1995 conversion, such adjustment was not made in the last half of 1995 or in 1996. The primary and fully diluted increases to net earnings applicable to common shares and equivalents for 1994 and 1995 were as follows:

                                   1994           1995

 Primary                         $   74          $  ---
 Fully diluted                   $2,133          $1,098

(9)   EMPLOYEE BENEFITS

      The Company sponsors or contributes to various retirement benefit and savings plans covering substantially all employees. The total cost of such plans for 1994, 1995, and 1996 was $347, $465, and $698, respectively.

(10) FINANCIAL INSTRUMENTS

      The Company uses the following methods and assumptions in estimating the fair value of financial instruments:

         CASH, ACCOUNTS RECEIVABLE, ACCOUNTS PAYABLE, AND ACCRUED LIABILITIES -- the carrying value approximates fair value due to the short-term nature of these instruments.

         LONG-TERM DEBT (INCLUDING BANK CREDIT FACILITY)-- the carrying value approximates fair value as a result of the recent placement of the financing arrangements at fair market interest rates.

(11) CASH FLOW INFORMATION

         Supplemental information on cash flows is as follows:

                                                       FISCAL YEAR
                                         1994        1995       1996
 CASH PAID DURING THE YEAR FOR:
  Interest                             $2,974     $ 4,099     $4,558
  Income taxes                         $1,043     $ 3,517    $10,846
 SCHEDULE OF BUSINESS ACQUISITIONS:
  Fair value of assets acquired       $12,274     $26,330    $98,062
  Liabilities assumed                  (5,434)     (2,270)   (21,076)
  Due to Hamelin Group Inc                ---         ---     (9,701)

  Total cash paid for the net
   assets acquired                     $6,840     $24,060    $67,285

(12) COMMITMENTS AND CONTINGENCIES

      The Company conducts certain of its operations in facilities under operating leases. Rental expense for 1994, 1995, and 1996 was $2,273, $2,872, and $2,807, respectively.

      Future minimum lease payments under non-cancelable operating leases, by fiscal year, are: 1997 - $2,156; 1998 - $1,828; 1999 - $1,274; 2000 - $955; 2001
- $674; and $435 thereafter.

      On June 2, 1992, Mr. Lawrence M. Powers, former Director, Chairman of the Board, and Chief Executive Officer of the Company, filed a lawsuit in the United States District Court for the Southern District of New York against the Company and certain of its Directors and major shareholders. In the suit, Mr. Powers claims that, by reason of the Company's April 30, 1992 debt-to-equity restructuring (which he had previously, on April 13, 1992, voted in favor of as a Director), the Company should adjust his existing stock options, provide for the issuance of additional shares of common stock, and award to him attorney's fees and interest. Mr. Powers seeks judgment against the Company and the other defendants: (1) in excess of $13,000, plus punitive damages, (2) to issue an additional 167,744 shares of common stock, (3) to increase his then-outstanding options to purchase the Company's common stock from 1,871,201 shares to 4,080,000 shares, and (4) for attorney's fees and interest. In June 1993, in responding to the Company's request for summary judgment, the court ruled the Board of Director's decision to not adjust Mr. Powers' options was "final, binding, and conclusive" unless Mr. Powers can establish that the Board was not acting independently and that it could not have acted appropriately. Discovery has concluded in the litigation, and the Company, together with the other defendants, has moved for summary judgment dismissing the complaint. In January 1996, Mr. Powers filed a similar lawsuit in the Circuit Court of St. Louis County, Missouri against the Company and two officer directors. The Company believes that this lawsuit is simply a restatement of the claims made in the 1992 lawsuit and a motion to dismiss or stay this lawsuit was filed pending the outcome of the 1992 lawsuit. On December 3, 1996, the Circuit Court of St. Louis County, Missouri granted the motion to dismiss and ordered the St. Louis lawsuit to be dismissed without prejudice. The Company believes Mr. Powers' litigation is without merit and will continue to defend against it vigorously.

      At November 2, 1996, there were no other known contingent liabilities (including guarantees, pending litigation, and environmental claims) that, in the opinion of management, are expected to be material in relation to the Company's financial position, nor were there any material commitments outside the normal course of business.

(13) SEGMENT INFORMATION

      The Company operates in one industry segment as a processor of engineered thermoplastics, polymeric compounds, and molded products for a wide spectrum of customers in the plastics industry. The Company operates from 22 plants in 21 cities throughout the United States and Canada and its customer base is diverse - - no one customer represents greater than 6% of total sales, and the Company's customers supply product to a broad range of markets (including sign/advertising, lawn & garden, transportation, building & construction, medical, and packaging).

      Following the acquisition of six plants in Canada from the Hamelin Group on September 27, 1996, the Company began operating in two reportable geographic areas -- the United States and Canada. Geographic financial information for 1996 is as follows:
                     NET SALES           OPERATING           IDENTIFIABLE
                  TO CUSTOMERS            EARNINGS                 ASSETS

 United States        $384,334             $33,856               $221,542
 Canada                  7,014                 636                 67,418
                      $391,348             $34,492               $288,960

(14) QUARTERLY FINANCIAL INFORMATION

      Certain unaudited quarterly financial information for the years ended October 28, 1995 and November 2, 1996 is as follows:


                                  QUARTER ENDED              FISCAL
                          JAN     APRIL    JULY      OCT       YEAR
     1995
 Net Sales             $79,258  $95,649  $90,891 $86,475    $352,273
 Gross Profit           10,847   13,733   12,988  12,311      49,879
 Net Earnings            3,125    3,950    3,820   3,639      14,534

 Net Earnings Per Share:
  Primary                  .27      .36      .16     .15         .80
  Fully diluted            .13      .16      .16     .15         .60

     1996
 NET SALES             $87,466  $98,330  $101,223 $104,329   $391,348
 GROSS PROFIT           12,993   14,881    16,194   16,504     60,572
 NET EARNINGS            3,786    4,775     5,020    4,736     18,317

 NET EARNINGS PER SHARE:
  PRIMARY                  .16      .19       .20      .19        .74
  FULLY DILUTED            .16      .19       .20      .18        .73


      The aggregate Primary Net Earnings Per Share for the four quarters of 1995 is greater than the full year results, due to the conversion by the preferred stockholders to common stock at the beginning of the third quarter. If the preferred stockholders had converted their shares at the beginning of 1995, all Primary Net Earnings Per Share amounts reported above for 1995 would have been equal to Fully Diluted Net Earnings Per Share.

MANAGEMENT & AUDITORS' REPORTS

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

 /s/Bradley B. Buechler /s/David B. Mueller          /s/Randy C. Martin

 President and Chief      Executive Vice President     Vice President Finance
  Executive Officer     and Chief Operating Officer  and Chief Financial Officer

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO SPARTECH CORPORATION

      We have audited the accompanying consolidated balance sheet of SPARTECH Corporation (a Delaware Corporation) and subsidiaries as of November 2, 1996 and October 28, 1995, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three fiscal years in the period ended November 2, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SPARTECH Corporation and subsidiaries as of November 2, 1996 and October 28, 1995, and the results of their operations and their cash flows for each of the three fiscal years in the period ended November 2, 1996 in conformity with generally accepted accounting principles.

/s/Arthur Andersen LLP

St. Louis, Missouri
December 6, 1996

Page 25

FIVE YEAR FINANCIAL SUMMARY
(Dollars in thousands, except per share amounts)

The following table sets forth selected financial data for each of the most recent five fiscal years.

FISCAL YEAR
                               1992      1993      1994      1995     1996
SUMMARY OF OPERATIONS
Net Sales                  $168,800  $189,401  $256,593  $352,273 $391,348
Cost of Sales and
 Other Expenses             159,085   178,269   239,561   326,939  355,960
Amortization of Intangibles     537       563       622       730      896

Operating Earnings           $9,178   $10,569   $16,410   $24,604  $34,492

Interest Expense             $4,495    $3,350    $3,125    $4,960   $5,062

Net Earnings                $ 4,220    $6,716  $ 10,835   $14,534  $18,317




PER SHARE INFORMATION

Fully Diluted Earnings        $ .21     $ .30     $ .46    $ .60     $ .73

Dividends Declared            $ ---     $ ---     $ ---    $ .09     $ .15



BALANCE SHEET INFORMATION

Working Capital              $23,997   $25,032  $ 26,351 $45,108    $54,261

Long-Term Debt, Less
 Current Maturities
     Senior                 $ 30,783 $  26,283  $ 26,285 $59,510     $97,471
     Subordinated             10,134    10,134    10,134     ---         ---

                            $ 40,917 $  36,417  $ 36,419  $59,510    $97,471

Shareholders' Equity        $ 39,121 $  46,041  $ 58,233 $ 72,128   $112,395

Total Assets                $106,546  $114,194  $135,720 $178,329   $288,960

BOARD OF DIRECTORS

BRADLEY B. BUECHLER, age 48, President and Chief Executive Officer of the Company, has been a member of the Board since February 1984. Mr. Buechler, a CPA, was the Corporate Controller and Vice President-Finance of the Company from 1981 to 1984. He became Chief Operating Officer of the Company in 1985, President in 1987, and Chief Executive Officer effective October 1, 1991. He is also the immediate past Chairman of the Sheet Producers Division of the Society of the Plastics Industry (SPI) and a current member of the Executive Committee for the Color and Additive Compounders Division of the SPI. His term as Director expires at the 1998 Annual Meeting.

THOMAS L. CASSIDY, age 68, has been a member of the Board since February 1986. He has been a Managing Director of Trust Company of the West and a senior partner of TCW Capital since 1984. Mr. Cassidy also serves on the Board of Directors of DeVlieg-Bullard, Inc., Holnam, Inc., and Reunion Industries, Inc. His term as Director expires at the 1997 Annual Meeting.

W.R. CLERIHUE, age 73, Chairman of the Company since October 1, 1991, has been a member of the Board since February 1990. He is retired from Celanese Corporation, where he last served as Executive Vice President and Chief of Staff. Mr. Clerihue also serves on the Board of Directors of Reunion Industries, Inc. His term as Director expires at the 1999 Annual Meeting.

FRANCIS J. EATON, age 57, has been a member of the Board since December 1989. He is a polymer technologist and, after joining British Vita PLC in 1958, became General Manager of the Industrial Polymer Division in 1971. He was appointed to British Vita's Board of Directors in 1975 and became their Deputy Chief Executive effective October 1, 1991. Mr. Eaton is President and a council member of the British Rubber Manufacturer's Association in the United Kingdom. His term as Director expires at the 1998 Annual Meeting.

DAVID B. MUELLER, age 43, Executive Vice President, Chief Operating Officer and Secretary of the Company, has been a member of the Board since March 1994. Mr. Mueller, a CPA, was previously Corporate Controller of Apex Oil Company from 1981 through 1988. Mr. Mueller became Vice President & Chief Financial Officer of the Company in 1988 and was named Secretary in 1991. He became Executive Vice President and Chief Operating Officer in 1996. His term as Director expires at the 1997 Annual Meeting.

JACKSON W. ROBINSON, age 54, has been a member of the Board since March 1993. He is President of Winslow Management Company, an operating division of Eaton Vance Management, having held that position since 1983. He is also a Director of Jupiter International Green Investment Trust, Jupiter-European Investment Trust, and a Trustee of Suffield Academy. His term as Director expires at the 1999 Annual Meeting.

RODNEY H. SELLERS, age 50, has been a member of the Board since December 1989. He is a Chartered Accountant in the United Kingdom. He joined British Vita PLC in 1971, was appointed to British Vita's Board of Directors in 1974 and was their Chief Executive from July 1990 through April 1996, at which time he was appointed their Deputy Chairman. His term as Director expires at the 1997 Annual Meeting.

COMMITTEES OF THE BOARD OF DIRECTORS

 AUDIT COMMITTEE      COMPENSATION COMMITTEE      NOMINATING COMMITTEE
 W.R. Clerihue             Thomas L. Cassidy                       W.R. Clerihue
 Jackson W. Robinson         W.R. Clerihue
Francis J. Eaton
 Francis J. Eaton                  Jackson W. Robinson
                                            Jackson W. Robinson

picture - MESSRS. BUECHLER & CASSIDY

picture - MESSRS. CLERIHUE & EATON

picture - MESSRS. MUELLER, ROBINSON & SELLERS

IN MEMORY OF JOHN F. ARNING - The Board of Directors and the entire Company were saddened in mid-October by the sudden passing of Mr. John F. Arning -- our long-time friend and five-year member of the Board. Mr. Arning's contributions over the years were invaluable, and he will be missed greatly by all of his business associates and friends at SPARTECH.

CORPORATE AND DIVISION MANAGEMENT
1996
MANAGEMENT CHANGES

CORPORATE

*    MAY - David B. Mueller
was elected Executive VP & COO and Randy C. Martin VP & CFO.

*    JUNE - William F. Phillips was appointed Director of Sales & Marketing -
Sheet.

*    JULY - Matthew T. Sweeney was appointed Director of Human Resources.

*    OCTOBER - Normand Tanguay was elected Executive VP Spartech Canada.

*    DECEMBER - David G. Pocost was elected VP of Quality & Environmental
Affairs.

DIVISIONS

*    MAY - Steven J. Ploeger was appointed General Manager Spartech Plastics -
North.

* OCTOBER - Bob Connely, Marc-Andre Gervais, Bruce Harrison, Gilles Veilleux, and Ed Waterman were appointed General Managers for their respective Hamelin divisions.

* NOVEMBER - Tim Simmers was appointed General Manager Spartech Compounding - Central & Midwest.

CORPORATE MANAGEMENT

picture - Standing:
MATTHEW T. SWEENEY  WILLIAM F. PHILLIPS  NORMAND TANGUAY   DAVID G. POCOST
Director of         Director of Sales &  Executive VP      VP of Quality &
Human Resources     Marketing-Sheet      Spartech          Environmental
                                         Canada            Affairs
TERRY F. TISZA
Director of Sales &
Marketing-Compounds


picture - Seated:
RANDY C. MARTIN  BRADLEY B. BUECHLER  DAVID B. MUELLER
VP-Finance and   President and Chief  Executive VP and
Chief Financial  Executive Officer    Chief Operating
Officer                               Officer

DANIEL J. YODER
VP of Engineering
& Technology

DIVISION GENERAL MANAGERS

EXTRUDED SHEET & ROLLSTOCK

picture - Standing:  Greg Nagel, Pat Fleming, Gilles Veilleux and Steve Ploeger
Seated: Johnnie Sepulvado and Harrison Hiatt

COLOR & SPECIALTY COMPOUNDS

picture - Standing: Tim Simmers and Steve Byron

Seated: Howard Pomerantz and Ed Waterman

MOLDED PRODUCTS

picture - Standing:  Marc-Andre Gervais and Bruce Harrison

Seated: Bob Connely

INVESTOR INFORMATION

sidebar bar charts

1996 QUARTERLY
COMMON STOCK PRICES

 1st quarter = $6 to $7 3/8
 2nd quarter = $6 7/8 to $10 1/8
 3rd quarter = $9 1/4 to $11 7/8
 4th quarter = $9 1/2 to $11

1995 QUARTERLY
COMMON STOCK PRICES

 1st quarter = $4 7/8 to $5 3/4
 2nd quarter = $5 1/8 to $6 5/8
 3rd quarter = $5 5/8 to $6 5/8
 4th quarter = $6 3/8 to $7 3/4

1995-1996
COMMON STOCK DIVIDENDS

 1995 9 cents
 1996 15 cents

COMMON STOCK
      SPARTECH Corporation's common stock is traded on the New York Stock Exchange under the symbol "SEH." As of January 1, 1997, there were approximately 6,000 shareholders of the Company's common stock.

TRANSFER AGENT & REGISTRAR
      The Company's transfer agent and registrar is Boatmen's Trust Company, 510 Locust Street, St. Louis, Missouri 63101.

RESEARCH AND INFORMATIONAL REPORTS
      Research and informational reports on SPARTECH Corporation are available from the following companies and individuals by calling SPARTECH Investor Relations at (314) 721-4242 or the listed companies direct at the numbers shown below:

                     A. G. Edwards - Mike Braig (314) 289-5894
                     C S First Boston - Brian Langenberg (212) 325-2537 Cruttenden Roth - Pete Castellanos (805) 966-5205 Huntleigh Securities - Michael Schneider (314) 727-5454 Mesirow Financial - Gary Prestipino (312) 595-6750 Stifel, Nicolaus & Co. - Richard Hilgert (314) 342-2258

ANNUAL SHAREHOLDERS' MEETING
      SPARTECH Corporation's Annual Shareholders' Meeting will be held on Wednesday, March 12, 1997 at the Pierre Laclede Conference Center, 7733 Forsyth Boulevard, Clayton, Missouri 63105 at 10:00 a.m. A formal notice of the meeting, together with a Proxy Statement, will be mailed before the meeting to shareholders entitled to vote.

REPORT ON FORM 10-K
      The Company will provide, without charge to any shareholder, a copy of its 1996 Report on Form 10-K as filed with the Securities and Exchange Commission. Requests should be directed to:

        Investor Relations
        Attention: Randy Martin
        SPARTECH Corporation
        7733 Forsyth Blvd. Suite 1450
        Clayton, MO 63105-1817
        Fax: (314) 721-1447
        http://www.spartech.com/