Form 10-K, Exhibit 13
period 1997-11-01
SPARTECH CORP
filed 1998-01-12
CIK 77597

MANAGEMENT'S  DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

Comparison Of Fiscal Years 1997 And 1996
     The Company's fiscal year ends on the Saturday closest to October 31. Fiscal year 1997 and 1995 each represented 52 weeks while fiscal 1996 consisted of 53 weeks. As a result of the extra week in 1996, the operating results presented below include discussions on a percentage of sales basis for more meaningful comparisons.
     Net sales were $502.7 million in 1997 representing a 28% increase from $391.3 million in 1996. Excluding acquisitions, this growth in sales represents a 7% increase in pounds sold offset by a 3% decrease from changes in prices and mix of products sold and a 2% decline related to the extra week in 1996. The Extruded Sheet & Rollstock Group's sales increased approximately 18% in 1997 representing an 8% increase in pounds shipped and a 15% increase in sales related to acquisitions, while price and product mix changes and the extra week had a negative impact on sales. Net sales in the Color & Specialty Compounds Group increased 23% resulting from a 5% increase in pounds shipped and a 27% increase in sales from the 1996 acquisition of Korlin Concentrates, net of declines from changes in prices, mix of products sold, and the extra week in 1996. The Molded & Profile Products Group contributed $42.9 million in net sales in its first full year as a market segment for the Company and benefited from the late-1997 acquisition of Preferred's profile extruded products operation.
     Cost of sales decreased to 83.6% of net sales for 1997 from 84.5% for 1996. The more favorable cost of sales percentage in 1997 reflects improved production efficiencies and a decline in certain raw material prices, partially offset by an increase in depreciation as a result of capital expenditures incurred by the Company during the last 18 months.
     Selling and administrative expenses decreased to 6.2% of net sales in 1997 from 6.4% in 1996. The decrease in 1997 reflects continued cost containment efforts and the economies of scale obtained through acquisitions and sales growth of the Company.
     Operating earnings for 1997 were $49.7 million (9.9% of net sales) compared to $34.5 million (8.8% of net sales) in 1996. The gains in operating earnings were achieved through the increased sales levels, improved production efficiencies, and cost containment efforts.
     Interest expense in 1997 increased from 1996, reflecting additional borrowings related to the Portage, Hamelin and Preferred acqusitions, net of $15.4 million in paydowns on the 1996 balance of the bank credit facility. In addition, the Company borrowed, and subsequently paid down, the $9.7 million due to Hamelin Group Inc. during 1997. The majority of the Company's debt is based on fixed interest rates and therefore fluctuations in interest rates have a minimal effect on interest costs.
     The Company's effective tax rate was 38.3% for 1997 which is up from 37.8% in 1996.

Comparison Of Fiscal Years 1996 And 1995
     Net sales in 1996 of $391.3 million increased 11.1% from $352.3 million in 1995. The Extruded Sheet & Rollstock Group's sales increased approximately 13% in 1996 primarily resulting from an increase in pounds shipped of 5% (excluding acquisitions) and a 7% increase in net sales related to the Portage and Hamelin acquisitions. Color & Specialty Compound sales declined by less than 2% in 1996 to $68.2 million, as the group's Cape Girardeau, Missouri facility spent sizable marketing efforts on new product developments during the year.
     Cost of sales decreased to 84.5% of net sales for 1996 from 85.8% for 1995. The stabilization of raw material prices and improved production efficiencies contributed to the more favorable cost of sales percentage for 1996.
     On a percentage of sales basis, selling and administrative expenses reflect a decrease to 6.4% in 1996 from 7.0% in 1995. The decrease in 1996 was primarily a result of the absence of significant legal expenses incurred in 1995 and continued cost containment efforts.
     Operating earnings for 1996 were $34.5 million (8.8% of net sales) compared to $24.6 million (7.0% of net sales) in 1995. The gains in operating earnings were achieved through the increased sales discussed above, improved production efficiencies, and cost containment efforts.
     Interest expense in 1996 was relatively flat with 1995, representing the net impact of the refinancings in late 1995 at more favorable interest rates and the net increases in borrowings in 1996 related to the Portage and Hamelin acquisitions. See the "Financing Arrangements" discussion that follows.
     As a result of the utilization of substantially all of the Company's book loss carryforwards in 1995, the Company's effective tax rate increased to 37.8% in 1996 from 26.0% in 1995.

Summary of Costs & Expenses
                                Fiscal Year
                          1997      1996     1995
     (Dollars in millions)
Cost of sales           $420.5    $330.8    $302.4

Selling and admin-
    istrative expenses   $31.0     $25.2     $24.5

Interest expense          $8.4      $5.1      $5.0


sidebar 3-D bar charts

GROSS MARGIN
As % of sales

   1995 = 14.2%
   1996 = 15.5%
   1997 = 16.4%

OPERATING EARNINGS
In millions of dollars

   1995 = $24.6
   1996 = $34.5
   1997 = $49.7


Environmental Matters
     The Company is subject to various laws governing employee safety and Federal, state, and local (including Canadian provincial) regulations governing the quantities of certain specified substances that may be emitted into the air, discharged into waterways, and otherwise disposed of on and off the properties of the Company. The Company does not anticipate that future expenditures for compliance with such laws and regulations will have a material effect on its capital expenditures, earnings, or competitive position.
     The plastic resins used by the Company in its production processes are crude oil or natural gas derivatives and are available from a number of domestic and foreign suppliers. Accordingly, the Company's raw materials are only somewhat affected by supply, demand, and price trends of the petroleum industry; the pricing of resins tends to follow its own supply and demand equation, except in periods of anticipated or actual shortages of crude oil or natural gas. The Company is not aware of any trends in the petroleum industry which will significantly affect its sources of raw materials in 1998.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow
     The Company's primary sources of liquidity have been cash flows from operating activities and borrowings from third parties. The Company's principal uses of cash have been to support its operating activities, invest in capital improvements, and finance strategic acquisitions.
     The Company continues to generate strong cash flows from operations, resulting from the 39% increase in net earnings in 1997 compared to the prior year, net of the impact of changes in working capital. Operating cash flows provided by changes in working capital totaled $5.5 million in 1997, primarily as a result of improved inventory turns and higher days payables outstanding. In addition, the Company paid income taxes of $11.2 million in 1997 versus $10.8 million for 1996.
     The Company's primary investing activities are capital expenditures and acquisitions of businesses in the plastics industry. Capital expenditures are primarily incurred to maintain and improve productivity, as well as to modernize and expand facilities. Capital expenditures for 1997 and 1996 were $12.2 million and $9.6 million, respectively. The Company anticipates total capital expenditures in fiscal 1998 of approximately $12.5 million, including additional equipment for the facilities acquired in 1997.
     On August 22, 1997, the Company completed the acquisition of the net assets of the Preferred Plastic Sheet Division of Echlin Inc. for a cash purchase price of approximately $65.1 million, including costs of the transaction. Preferred's extruded sheet and profile extruded product facilities generate annual sales of approximately $75 million. On September 27, 1996, the Company finalized the purchase of substantially all the net assets of the extrusion, color, and molding divisions of Hamelin, which had consolidated sales of approximately $80 million for its fiscal year ended April 30, 1996. The purchase price for the net assets of Hamelin was approximately $59.4 million in cash, including costs of the transaction. Effective May 9, 1996, the Company completed its purchase of Portage for a cash price of approximately $17.6 million, including estimated costs of the transaction. Refer to Note (2) to the Consolidated Financial Statements for further discussion. The Company continues to evaluate value-added acquisition opportunities that meet its stringent acquisition criteria, which are premised on achieving returns in excess of its weighted average cost of capital.

Financing Arrangements
     In conjunction with the Preferred acquisition, the Company completed a $60 million private placement of debt at a fixed interest rate of 7.0%. In September 1996, the Company completed a simultaneous public offering of 3 million shares of common stock for $25.9 million in net proceeds and a $30 million private placement of 7.62% guaranteed senior notes to finance the acquisition of Hamelin. The acquisition of Portage in May 1996 was funded by the Company's bank credit facility. In August 1995, the Company completed a $50 million private placement of senior unsecured notes at a fixed rate of 7.21% and finalized a $40 million bank credit facility.
     The Company paid common stock dividends of $5.3 million or 20 cents per share in 1997 and at its December 1997 meeting the Company's Board of Directors raised the common stock dividend to an annual rate of 24 cents per share.
     The Company anticipates that cash flow from operations, together with borrowings under the Company's bank credit facility, will satisfy its working capital needs and planned capital expenditures for the next year.

Summary of Cash Flows
                                    Fiscal Year
                               1997      1996      1995
                                 (Dollars in millions)
Net cash provided by
     operating activities     $48.4     $23.2     $16.5

Net cash used for
     investing activities     $83.9     $76.5     $33.5

Net cash provided by
     financing activities     $37.0     $54.5     $18.8


sidebar 3-D bar charts

CASH FLOW FROM OPERATIONS
In millions of dollars

1995 = $16.5
1996 = $23.2
1997 = $48.4

CAPITAL EXPENDITURES
In millions of dollars

1995 = $10.0
1996 =  $9.6
1997 = $12.2

CONSOLIDATED  BALANCE SHEET
(Dollars in thousands, except share amounts)

                    NOVEMBER 1,     NOVEMBER 2,
   ASSETS                                     1997      1996
     Current Assets
       Cash and equivalents                 $6,058     $4,685
       Receivables, net of allowances of
        $2,212 in 1997 and $1,946 in 1996   74,271     66,176
       Inventories                          55,851     53,981
       Prepayments and other                 4,517      3,315
         Total Current Assets              140,697     128,157

     Property, Plant and Equipment, Net    129,362     112,355
     Goodwill                               83,565      46,348
     Other Assets                            5,179       2,100
                                          $358,803    $288,960


   LIABILITIES AND SHAREHOLDERS' EQUITY
     Current Liabilities
       Current maturities of long-term debt $  921        $995
       Accounts payable                     47,221      40,178
       Accrued liabilities                  26,271      23,022
       Due to Echlin Inc./Hamelin Group Inc. 2,855       9,701
         Total Current Liabilities          77,268      73,896

     Long-Term Debt,Less Current Maturities 141,693     97,471
     Other Liabilities                       11,453      5,198
       Total Long-Term Liabilities          153,146    102,669
     Shareholders' Equity
       Common stock, 26,628,154 and
         26,609,554  shares issued in 1997
         and 1996, respectively              19,971     19,957
     Contributed capital                     89,301     90,708
     Retained earnings                       22,912      2,703
     Treasury stock, at cost, 147,691 shares
      in 1997 and 209,100 shares in 1996     (2,127)    (2,061)
     Cumulative translation adjustments      (1,668)     1,088
       Total Shareholders' Equity           128,389    112,395
                                           $358,803   $288,960

     See accompanying notes to consolidated financial statements.



CONSOLIDATED  STATEMENT OF OPERATIONS
(Dollars in thousands, except per share amounts)

                                                        Fiscal  Year
                                                1997         1996        1995

     Net Sales                              $502,715     $391,348    $352,273
     Costs and Expenses
       Cost of sales                         420,500      330,776     302,394
       Selling and administrative             31,019       25,184      24,545
       Amortization of intangibles             1,495          896         730
                                             453,014      356,856     327,669

     Operating Earnings                       49,701       34,492      24,604
       Interest                                8,393        5,062       4,960
     Earnings Before Income Taxes             41,308       29,430      19,644
       Income taxes                           15,815       11,113       5,110
     Net Earnings                             25,493       18,317      14,534
      Preferred stock accretion                   --           --      (1,098)
     Net Earnings Applicable to
       Common Shares and Equivalents         $25,493     $ 18,317     $ 13,436
     Net Earnings Per Common Share
       Primary                                  $.91         $.74         $.80
       Fully diluted                            $.91         $.73         $.60

     See accompanying notes to consolidated financial statements.


CONSOLIDATED  STATEMENT OF SHAREHOLDERS' EQUITY
(Dollars in thousands)

                                                        Cumulative
                                        Retained           Trans        Total
                     Common   Contrib   Earnings Treasury lation   Shareholder
                      Stock   Capital   (Deficit)  Stock   Adjust.     Equity
Balance,
 October 29, 1994   $ 6,472   $75,215   $(23,449)   $(5)        -     $58,233
  Preferred stock
    conversion       10,706   (10,706)         -      -         -           -
  Stock options
    exercised           345     1,164          -      -         -       1,509
  Cash dividends          -         -     (2,086)     -         -      (2,086)
  Preferred stock
    accretion             -     1,098     (1,098)     -         -           -
  Treasury stock
    purchases             -         -          -    (62)        -         (62)
  Net earnings            -         -     14,534      -         -      14,534
Balance,
 October 28, 1995   $17,523   $66,771   $(12,099)  $(67)        -     $72,128
  Common stock
   issuance           2,250    23,632          -      -         -      25,882
  Stock options
   exercised            184       305          -  2,127         -       2,616
  Cash dividends          -         -     (3,515)     -         -      (3,515)
  Treasury stock
    purchases             -         -          - (4,121)        -      (4,121)
  Net earnings            -         -     18,317      -         -      18,317
  Translation
   adjustments            -         -          -      -     1,088       1,088
Balance,
 November 2, 1996    19,957   $90,708     $2,703 $(2,061)  $1,088    $112,395
  Stock options
   exercised             14    (1,407)         -   4,335        -       2,942
  Cash dividends          -         -     (5,284)      -        -      (5,284)
  Treasury stock
   purchases              -         -          -  (4,401)       -      (4,401)
  Net earnings            -         -     25,493       -        -      25,493
  Translation
  adjustments             -         -          -       -   (2,756)     (2,756)
Balance,
 November 1, 1997   $19,971   $89,301    $22,912  $(2,127)$(1,668)   $128,389

See accompanying notes to consolidated financial statements.


CONSOLIDATED  STATEMENT OF CASH FLOWS
(Dollars in thousands)

Fiscal  Year
                                                1997        1996          1995

     Cash Flows From Operating Activities
      Net earnings                          $ 25,493    $ 18,317      $ 14,534
      Adjustments to reconcile net
       earnings to net cash provided
       by operating activities:
        Depreciation and amortization         11,548       7,211         5,798
        Change in current assets and
         liabilities, net of effects of
         acquisitions
          Receivables                          1,072         365        (4,447)
          Inventories                          1,296      (8,458)       (6,504)
          Prepayments and other                  538         (21)          (17)
          Accounts payable                     2,902      (3,034)        3,563
          Accrued liabilities                   (311)      6,146         1,410
          Other, net                           5,852       2,634         2,150
           Net cash provided by
            operating activities              48,390      23,160        16,487
     Cash Flows From Investing Activities
          Capital expenditures               (12,172)     (9,566)      (10,015)
          Retirement of assets                   215         346           538
          Business acquisitions              (71,920)    (67,285)      (24,060)
           Net cash used for
           investing activities               (83,877)   (76,505)      (33,537)
     Cash Flows From Financing Activities
          Net borrowings (payments)
          on revolving credit facilities      (15,400)     6,190        (6,525)
          Payments on bonds and leases           (409)    (1,210)            -
          Issuance of 7.0% Senior Notes        60,000          -             -
          Issuance of 7.62% Guaranteed
           Senior Notes                             -     30,000             -
          Issuance of common stock                  -     25,882             -
          Issuance of 7.21% Senior
           Unsecured Notes                          -          -        50,000
          Term loan payments                        -          -       (13,000)
          Redemption of 9% Convertible
           Subordinated Debentures                  -          -       (10,134)
          Debt issuance costs                    (451)      (444)         (899)
          Cash dividends on common stock       (5,284)    (3,515)       (2,086)
          Stock options exercised               2,942      1,704         1,509
          Treasury stock acquired              (4,401)    (4,121)          (62)
           Net cash provided by
           financing activities                36,997     54,486        18,803
          Effect of exchange rate changes
           on cash and equivalents               (137)        39             -
     Increase In Cash And Equivalents           1,373      1,180         1,753
     Cash And Equivalents At Beginning Of Year  4,685      3,505         1,752
     Cash And Equivalents At End Of Year     $  6,058    $ 4,685      $  3,505

     See accompanying notes to consolidated financial statements.

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

(Dollars in thousands, except per share amounts)
(1) Significant Accounting Policies

     Basis of Presentation - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates. Certain prior year amounts have been reclassified to conform to the current year presentation. The Company's fiscal year ends on the Saturday closest to October
31. Fiscal year 1997 and 1995 each consists of 52 weeks, while 1996 included 53 weeks.

     Principles of Consolidation - The accompanying consolidated financial statements include the accounts of SPARTECH Corporation and its wholly-owned subsidiaries (the "Company"). All significant intercompany transactions and balances have been eliminated.

     Foreign Currency Translation - Assets and liabilities of the Company's Canadian operations are translated from their functional currency (Canadian dollar) to U.S. dollars using exchange rates in effect at the balance sheet date. Results of operations are translated using average rates during the period. Adjustments resulting from the translation process are included as a separate component of stockholders' equity. The Company may periodically enter into foreign currency contracts to manage exposures to market risks from prospective changes in exchange rates. No such contracts were outstanding as of November 1, 1997.

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

     Goodwill - Goodwill, representing the excess of the purchase price over the fair value of net assets acquired, is charged against operations on a straight-line basis over the periods estimated to be benefited, not exceeding 40 years. Goodwill amortization totaled $1,495, $896, and $730 in 1997, 1996, and 1995, respectively. Accumulated amortization at November 1, 1997 totaled $7,242.

     Financial Instruments - The Company uses the following methods and assumptions in estimating the fair value of financial instruments:

          Cash, accounts receivable, accounts payable, and accrued liabilities -- the carrying value of these instruments approximates fair value due to their short-term nature; and

          Long-term debt (including bank credit facility) -- based on borrowing rates currently available for debt instruments with similar terms and maturities, the carrying value of these instruments approximates fair value.

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

(2) Acquisitions

     On August 22, 1997, the Company completed the acquisition of the net assets of the Preferred Plastic Sheet Division of Echlin Inc. ("Preferred"). The purchase of the extruded plastic sheet and profile extruded product operations included four manufacturing facilities with annual sales of approximately $75 million. The purchase price for the net assets acquired from Preferred was $65,074 in cash, including costs of the transaction. The fair value of assets acquired (including $39,199 of goodwill) and liabilities assumed (including accounts payable and accrued liabilities) was $73,517 and $8,443, respectively. The purchase price and related costs of the acquisition were funded by a $60,000 private placement of debt with a fixed interest rate of 7.0% and borrowings on the Company's existing unsecured bank credit facility. The majority of the purchase price was paid to Echlin Inc. on August 22, 1997, with the remaining amount to be paid in December 1997, upon final settlement of the transaction. An amount representing this final payment of approximately $2,855 is reflected as Due to Echlin as of November 1, 1997.

     On September 27, 1996, the Company completed the purchase of substantially all of the net assets of the extrusion, color, and molding divisions of Hamelin Group Inc. ("Hamelin") in accordance with an Asset Purchase and Sale Agreement. Hamelin was a leading manufacturer of extruded plastic sheet, color concentrate materials, molded food packaging products and injection molded wheels, based in Montreal, Canada. Consolidated sales for the seven facilities were approximately $80,000 for Hamelin's fiscal year ended April 30, 1996. The purchase price for the net assets acquired from Hamelin was $59,400 in cash, including costs of the transaction. The fair value of assets acquired (including $13,500 of goodwill) and liabilities assumed (consisting of lease liabilities, accounts payable, and accrued liabilities) was $70,900 and $11,500, respectively. The purchase price was financed through a combination of a common stock offering of 3 million shares and a private placement of $30,000 in debt. An initial installment was paid to the seller on September 27, 1996, the closing date, with the remaining purchase price paid November 27, 1996. Therefore, $9,701 was reflected as Due to Hamelin Group Inc. as of November 2, 1996, representing the amount remaining to be paid to the seller as of such date.

     On May 9, 1996, the Company completed its acquisition of Portage Industries Corporation ("Portage") and pursuant to the Agreement and Plan of Merger, each share of Portage common stock was converted into the right to receive $6.60 in cash. The price for all outstanding shares of Portage's stock (including exercisable options) totaled approximately $17,600 in cash, including estimated costs of the transaction. The fair value of assets acquired (including $9,500 of goodwill) and liabilities assumed was $27,200 and $9,600, respectively. The purchase price was funded by the Company's existing unsecured bank credit facility.

     All these acquisitions have been accounted for by the purchase method, and accordingly, the results of operations were included in the Company's Consolidated Statement of Operations from their respective date of acquisition. The purchase price has been allocated to the assets and liabilities (on a preliminary basis for the 1997 acquisition), and the excess of cost over the fair value of net assets acquired is being amortized over a forty-year period on a straight-line basis.

     The following summarizes unaudited pro forma consolidated results of operations for fiscal year 1997 assuming the Preferred acquisition had occurred at the beginning of the fiscal year. The results are not necessarily indicative of what would have occurred had these transactions been consummated as of the beginning of the fiscal year presented, or of future operations of the consolidated companies.
                               Pro Forma (Unaudited)
                                     Fiscal Year
                                         1997
     Net Sales                       $564,116
     Earnings Before Income Taxes     $43,277
     Net Earnings                     $26,708
     Net Earnings Per Common Share
          Fully Diluted                  $.95

(3) Inventories

     Inventories at November 1, 1997 and November 2, 1996 are comprised of the following components:

                         1997        1996
     Raw materials     $37,832     $34,778
     Finished goods     18,019      19,203
                       $55,851     $53,981

(4) Property,  Plant and Equipment


     Property, plant and equipment consisted of the following at November 1, 1997 and November 2, 1996:

          1997     1996

     Land                                  $   5,264   $   4,964
     Buildings and leasehold improvements     31,825      27,898
     Machinery and equipment                 132,895     110,525
     Furniture and fixtures                    3,759       3,561
                                             173,743     146,948
          Less accumulated depreciation       44,381      34,593
     Property, plant and equipment, net     $129,362    $112,355

(5) Long-Term Debt

     Long-term debt is comprised of the following at November 1, 1997 and November 2, 1996:

                                        1997        1996
     7.0% Senior Notes              $  60,000        $--
     7.62% Guaranteed Senior Notes     30,000     30,000
     7.21% Senior Unsecured Notes      50,000     50,000
     Unsecured Bank Credit Facility       300     15,700
     Other                              2,314      2,766
                                      142,614     98,466
          Less current maturities         921        995
     Total long-term debt            $141,693    $97,471


NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

     On August 22, 1997, the Company completed a Private Placement of 7.0% Senior Notes (the "1997 Notes") consisting of $45,000 designated as Series A and $15,000 designated as Series B. The Series A 1997 Notes require equal annual principal payments of approximately $6,429 commencing on August 22, 2001 and the Series B 1997 Notes do not require principal payments before becoming due on August 22, 2004. Interest on the 1997 Notes is payable semiannually on February 22 and August 22 of each year.

     On September 27, 1996, the Company completed a $30,000 Private Placement of 7.62% Guaranteed Senior Notes (the "1996 Notes") over a ten-year term. The 1996 Notes require equal annual principal payments of approximately $4,286 commencing on September 27, 2000. Interest on the 1996 Notes is payable semiannually on March 27 and September 27 of each year.

     On August 15, 1995, the Company completed a $50,000 Private Placement of 7.21% Senior Unsecured Notes (the "1995 Notes") over a ten-year term. The 1995 Notes require equal annual principal payments of approximately $7,143 commencing on August 15, 1999. Interest on the 1995 Notes is payable semiannually on February 15 and August 15 of each year. In addition, the Company concurrently finalized a new revolving $40,000 Unsecured Bank Credit Facility (the "Bank Credit Facility"). The Bank Credit Facility has a five-year term, with interest payable at a rate chosen by the Company of either prime rate or an adjusted LIBOR plus .50%. On May 16, 1996 and September 1, 1995, the Company entered into six-month fixed LIBOR loans under the Credit Facility of $9,000 at 6.31% and $5,000 at 6.91%, respectively. The remaining Bank Credit Facility is at the current prime rate, which, at November 1, 1997 and November 2, 1996, was 8.50% and 8.25%, respectively.

     The other debt consists of $1,700 of Industrial Development Revenue Bonds ("the Bonds") and $614 of obligations under capital leases ("the Leases"). The Bonds mature on November 1, 1999, have an annual mandatory sinking fund requirement of $550, and carry a floating interest rate, which was 4.30% and 4.45% at November 1, 1997 and November 2, 1996, respectively. The Leases mature between 1997 and 2000 and bear fixed interest rates varying from 8.13% to 9.38%.

     Scheduled maturities of long-term debt for the next five fiscal years are:
1998-$923; 1999-$7,841; 2000-$12,422; 2001-$17,858; and 2002-$17,858.

     The long-term debt contains certain covenants which, among other matters, require the Company to restrict the incurrence of additional indebtedness, satisfy certain ratios and net worth levels, and limit both the sale of assets and merger transactions.

(6) Income Taxes

     The provision for income taxes for fiscal years 1997, 1996, and 1995 is comprised of the following:

                                                   1997       1996       1995
     Federal:
       Current                                   $8,698     $7,758    $ 2,715
       Deferred                                   3,631      1,480      3,680
     State                                        1,819      1,760      1,348
     Foreign                                      1,667        115         --
                                                 15,815     11,113      7,743
     Utilization of operating loss carryforwards     --         --     (2,633)
     Provision for income taxes                 $15,815    $11,113    $ 5,110

     The income tax provision on earnings of the Company differs from the amounts computed by applying the U.S. Federal tax rate of 35% as follows:
                                                  1997       1996        1995
    Federal income taxes at statutory rate     $14,458     $10,301     $6,875
    State income taxes, net of applicable
      Federal income tax benefits                1,182       1,144        876
    Operating loss carryforwards                    --          --      (2,633)
     Other                                         175        (332)         (8)
                                               $15,815     $11,113      $5,110


     At November 1, 1997 and November 2, 1996, the Company's principal components of deferred tax assets and liabilities consisted of the following:
                                                1997       1996
     Deferred tax assets:
         Net operating loss carryforwards     $1,019     $1,709
         Bad debt reserves                       712        593
         Inventories                             445        340
         Tax carryforwards                        --        888
         Accrued liabilities                   4,137      2,575
                                              $6,313     $6,105
     Deferred tax liabilities:
          Depreciation                       $13,705     $7,491
          Other                                  520        447
                                             $14,225     $7,938



     At November 1, 1997, the Company had net operating loss carryforwards for Federal income tax purposes of approximately $2,400, which are available to offset future Federal taxable income expiring in the years 2001 through 2007.

(7) SHAREHOLDERS'  EQUITY & STOCK OPTIONS

     The authorized capital stock of the Company consists of 35 million shares of $.75 par value common stock and 4 million shares of $1 par value preferred stock. The Company began the payment of regular quarterly dividends on its common stock in June of 1995.

     The Company has an Incentive Stock Option Plan ("Incentive Plan") and Restricted Stock Option Plan ("Restricted Plan") for executive officers and key employees. The maximum number of shares which may be issued under the Incentive Plan is 1,000,000. The minimum option price is the fair market value per share at the date of grant, which may be paid upon exercise in Company shares. The Incentive Plan has 559,000 shares outstanding at November 1, 1997. The maximum number of shares issuable annually under the Restricted Plan is limited to 10% of the Company's outstanding common shares (excluding treasury shares) at each year end through 2001. Notwithstanding the foregoing, the Board of Directors has resolved that at no time will the total unexercised options issued to employees be in excess of 10% of the then outstanding common shares. The options granted and common shares purchased under the Restricted Plan may not be sold or disposed of for a period of three years from the date of option grant. Subject to the limitations discussed above, the number of shares issued, or options granted, pursuant to these plans is at the discretion of the Compensation Committee of the Board of Directors. The Restricted Plan has 2,081,000 shares outstanding at November 1, 1997. Additional options, which have been issued outside the Incentive and Resticted plans discussed above, totaled 375,000 at November 1, 1997.


     A summary of the combined activity for the Company's stock options for fiscal years 1997, 1996, and 1995 follows (shares in thousands):
                         1997                1996                1995
                  Shares     Weighted  Shares    Weighted   Shares   Weighted
                   Under      Average   Under     Average    Under    Average
                             Exercise            Exercise            Exercise
                   Option      Price    Option     Price    Option      Price
 Outstanding,
  beginning of year  2,074     $4.37     2,267     $3.85     2,507     $3.62
 Granted             1,414<F1> $9.84       315     $7.07       260     $5.44
 Exercised            (473)    $4.74      (508)    $3.70      (500)    $3.53
 Outstanding,
  end of year        3,015     $6.88     2,074     $4.37     2,267     $3.85
 Weighted average fair
  value of options granted $3.95             $2.49               $1.83

<F1>
   * Amount includes an option for 900 shares issued in conjunction with the settlement of litigation with a former employee--see note (11).

     Information with respect to options outstanding at November 1, 1997, all of which are presently exercisable, follows (shares in thousands):
                                          Weighted Average        Weighted
                            Shares Under     Remaining             Average
  Range of Exercise Prices     Option      Contractual Life     Exercise Price
     $1.25 - 4.38               1,165         3.2 years             $3.66
     $5.00 - 7.00                 455         4.7 years             $6.08
     $9.00 - 10.88              1,315         6.7 years             $9.59
    $11.00 - 16.00                 80         9.5 years            $13.77
                                3,015

     The Company follows Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25), in accounting for its employee stock options. Under APB 25, if the exercise price of the stock options equals the market price of the underlying stock on the issuance date, no compensation expense is recognized. The Company is required by Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" to provide pro forma disclosures under an alternative fair value method of accounting. The weighted average fair values of options granted were estimated using the Black-Scholes option-pricing model with the following assumptions: expected dividend yield of 1.25%, expected volatility of 35.0%, risk-free interest rates ranging from 5.77% to 5.81%, and expected lives of the options of 5 years. Had compensation expense been recognized based on these hypothetical values the Company's net income for 1997 and 1996 would have been $23,020 and $17,830, respectively, and fully diluted earnings per share for 1997 and 1996 would have been $.82 and $.71, respectively. As a result of changing assumptions and future option grants, these hypothetical calculations are not expected to be representative of future calculations.



NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

 (8)     Earnings  Per Share

     Primary Net Earnings Per Share is computed based upon the weighted average number of common shares outstanding during each period after consideration of the dilutive effect of stock options. Such average shares were 27,930,000, 24,872,000, and 16,858,000 for 1997, 1996, and 1995, respectively. The weighted average shares total for 1995 was affected by the actual conversion of the Company's preferred stock discussed below.

     Fully Diluted Net Earnings Per Share assumes conversion of securities when the earnings per share result is dilutive. Assumed conversions increased the weighted average number of common shares used in the computation to 28,131,000, 25,115,000, and 24,111,000 for 1997, 1996, and 1995, respectively.

     Effective May 1, 1995, all of the Company's preferred stockholders converted their shares into the Company's common stock. The conversion increased the Company's outstanding common shares by 14,274,635. If the preferred stockholders had converted their shares at the beginning of 1994, the Primary Net Earnings Per Share reported for 1994 and 1995 would have been $.46 and $.60, respectively.

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 - "Earnings Per Share " ("SFAS 128") which specifies the computation, presentation and disclosure requirements for earnings per share. SFAS 128 replaces the presentation of primary and fully diluted earnings per share pursuant to Accounting Principles Board Opinion No. 15 - "Earnings Per Share" ("APB 15") with the presentation of basic and diluted earnings per share. Basic earnings per share excludes any dilution and is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. The Company is required to adopt SFAS 128 beginning with its financial statements for the first quarter ending January 31, 1998 and restate all prior-period earnings per share data. Earnings per share in this report have been prepared and presented under APB
15. Under SFAS 128, the Company's basic earnings per share for 1997, 1996, and 1995 would have been $.96, $.77, and $.84 per share respectively, and the Company's diluted earnings per share for 1997, 1996, and 1995 would have been $.92, $.74, and $.60 per share, respectively.

 (9)     EMPLOYEE BENEFITS

     The Company sponsors or contributes to various retirement benefit and savings plans covering substantially all employees. The total cost of such plans for 1997, 1996, and 1995 was $1,057, $698, and $465, respectively.

(10) Cash Flow Information

     Supplemental information on cash flows is as follows:
                                                         Fiscal  Year
                                                    1997      1996       1995
  Cash paid during the year for:
    Interest                                       $7,470    $4,558    $ 4,099
    Income taxes                                  $11,245   $10,846    $ 3,517
  Schedule of business acquisitions:
    Fair value of assets acquired                 $73,517   $98,062    $26,330
    Liabilities assumed                            (8,443)  (21,076)    (2,270)
    Due to Echlin Inc./Hamelin Group Inc.           6,846    (9,701)         --
    Total cash paid for the net assets acquired   $71,920   $67,285     $24,060

(11) Commitments and Contingencies

     The Company conducts certain of its operations in facilities under operating leases. Rental expense for 1997, 1996, and 1995 was $3,780, $2,807, and $2,872, respectively.

     Future minimum lease payments under non-cancelable operating leases, by fiscal year, are: 1998 - $2,547; 1999 - $1,750; 2000 - $1,160; 2001 - $832;
2002 - $363; and $267 thereafter.

     On June 2, 1992, Mr. Lawrence M. Powers, former Director, Chairman of the Board, and Chief Executive Officer of the Company, filed a lawsuit in the United States District Court for the Southern District of New York against the Company and certain of its Directors and major shareholders. In the suit, Mr. Powers claimed that, by reason of the Company's


April 30, 1992 debt-to-equity restructuring (which he had previously, on April 13, 1992, voted in favor of as a Director), the Company should adjust his existing stock options, provide for the issuance of additional shares of common stock, and award to him attorney's fees and interest. In January 1996, Mr. Powers filed a similar lawsuit in the Circuit Court of St. Louis County, Missouri against the Company and two officer directors. In February 1997, the Company settled both lawsuits. The settlement resolved all claims and terminated all disputes between the respective parties and general releases were executed to prevent further action on such disputes. The settlement was reflected in the Company's first quarter financial statements and, after consideration of amounts previously accrued, did not result in a net charge to earnings.

     At November 1, 1997, there were no other known contingent liabilities (including guarantees, pending litigation, and environmental claims) that, in the opinion of management, are expected to be material in relation to the Company's financial position or results of operations, nor were there any material commitments outside the normal course of business.

(12) Segment Information

     The Company operates in one industry segment as a producer of engineered thermoplastics, polymeric compounds, and molded products for a wide spectrum of manufacturing customers. The Company operates from 26 plants in 25 cities throughout the United States and Canada and its customer base is diverse--no one customer represents greater than 5% of total sales, and the Company's customers supply product to a broad range of markets (including sign/advertising, lawn & garden, transportation, building & construction, medical, and packaging).

     Following the acquisition of six plants in Canada from the Hamelin Group on September 27, 1996, the Company began operating in two reportable geographic areas -- the United States and Canada. Geographic financial information for
1997 and 1996 is as follows:
                                           Operating               Total
                       Net Sales            Earnings              Assets
                    1997       1996      1997      1996      1997        1996
  United States  $427,530   $384,334   $41,957   $33,856   $295,511   $221,542
  Canada           75,185      7,014     7,744       636     63,292     67,418
                 $502,715   $391,348   $49,701   $34,492   $358,803   $288,960

(13) Quarterly Financial Information

     Certain unaudited quarterly financial information for the years ended
November 1, 1997 and November 2, 1996 is as follows:

                                    Quarter Ended                        Fiscal
                      Jan         April        July         Oct            Year
     1997
     Net Sales     $113,387     $129,815     $123,170     $136,343     $502,715
     Gross Profit    18,079       21,187       20,435       22,514       82,215
     Net Earnings     5,479        6,675        6,731        6,608       25,493
     Net Earnings Per Share:
       Primary         . 20         .24          .24          .23           .91
       Fully diluted    .20         .24          .24          .23           .91
     1996
     Net Sales      $87,466      $98,330     $101,223     $104,329     $391,348
     Gross Profit    12,993       14,881       16,194       16,504       60,572
     Net Earnings     3,786        4,775        5,020        4,736       18,317
     Net Earnings Per Share:
      Primary          .16           .19          .20          .19         .74
      Fully diluted    .16           .19          .20          .18         .73

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




 /s/Bradley B. Buechler       /s/David B. Mueller        /s/Randy C. Martin
 President and              Executive Vice President     Vice President-Finance
 Chief Executive Officer    and Chief Operating Officer  and Chief Financial
                                                         Officer

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO SPARTECH CORPORATION
     We have audited the accompanying consolidated balance sheet of SPARTECH Corporation (a Delaware Corporation) and subsidiaries as of November 1, 1997 and November 2, 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three fiscal years in the period ended November 1, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SPARTECH Corporation and subsidiaries as of November 1, 1997 and November 2, 1996, and the results of their operations and their cash flows for each of the three fiscal years in the period ended November 1, 1997 in conformity with generally accepted accounting principles.


St. Louis, Missouri                                 /s/ Arthur Andersen LLP
December 5, 1997



FIVE  YEAR  FINANCIAL  SUMMARY
(Dollars in thousands, except per share amounts)
The following table sets forth selected financial data for each of the most recent five fiscal years.
                                             FISCAL YEAR
                       1997         1996         1995         1994        1993
SUMMARY OF OPERATIONS
Net Sales          $502,715     $391,348     $352,273     $256,593     $189,401
Gross Profit        $82,215      $60,572      $49,879      $36,998      $28,008
Depreciation and
 Amortization       $11,548       $7,211       $5,798       $4,422       $4,000
Operating Earnings  $49,701      $34,492      $24,604      $16,410      $10,569
Interest Expense     $8,393       $5,062       $4,960       $3,125       $3,350
Net Earnings        $25,493      $18,317      $14,534      $10,835       $6,716


PER SHARE INFORMATION
Fully Diluted
 Earnings             $ .91        $ .73        $ .60         $ .46       $ .30
Dividends Declared    $ .20         $.15        $ .09        $    -         $ -
Book Value Per Share $ 4.85        $4.26       $ 3.09         $2.54       $2.08


BALANCE SHEET INFORMATION
Working Capital     $63,429      $54,261    $  45,108      $ 26,351   $  25,032
Capital Expenditures 12,172       $9,566      $10,015       $ 8,152    $  2,610
Long-Term Debt,
 Less Current
 Maturities       $ 141,693      $97,471    $  59,510      $ 36,419   $  36,417
Total Assets       $358,803     $288,960     $178,329      $135,720    $114,194
Shareholders'
 Equity            $128,389     $112,395    $  72,128      $ 58,233   $  46,041
Market Value
 of Equity         $420,377     $290,405     $148,876      $131,694     $83,055


Ratios/Other Data
Gross Margin          16.4%        15.5%        14.2%         14.4%       14.8%
Operating Margin       9.9%         8.8%         7.0%          6.4%        5.6%
Effective Tax Rate    38.3%        37.8%        26.0%         18.4%        7.0%
Long-Term Debt
 to Capitalization    52.5%        46.4%        45.2%         38.5%       44.2%
Return on Average
 Equity               21.2%        20.0%        22.3%         20.8%       15.8%
Number of Employees   2,125       1,800         1,200           925         700
Weighted Average Shares
 Outstanding         28,131      25,115        24,111        23,434      23,438

INVESTOR  INFORMATION
Annual Shareholders' Meeting

     SPARTECH Corporation's Annual Shareholders' Meeting will be held on Wednesday, March 11, 1998 at the Pierre Laclede Conference Center, 7733 Forsyth Boulevard, Clayton, Missouri 63105 at 10:00 a.m. A formal notice of the Meeting, together with a Proxy Statement, will be mailed before the Meeting to shareholders entitled to vote.


Common Stock and Transfer Agent

     As of January 1, 1998, there were approximately 5,500 shareholders of the Company's common stock. The Company's Registrar and Transfer Agent is ChaseMellon Shareholder Services LLC, 85 Challenger, Overpeck Center, Ridgefield Park, New Jersey 07660. SPARTECH Corporation's common stock is traded on the New York Stock Exchange under the symbol "SEH." Quarterly and year-end stock prices for fiscal years 1997 and 1996 are shown below.
                                1997                     1996
                         High         Low          High        Low
First Quarter          $11 1/2     $  9 3/8     $  7 3/8     $ 6
Second Quarter          13 3/4       10 5/8       10 1/4       6 7/8
Third Quarter           16           11 1/2       12           8 7/8
Fourth Quarter          18           15           11           9 1/2

      Fiscal Year End       $15 7/8                     $11


Dividend Reinvestment Plan and Report on Form 10-K

     A Dividend Reinvestment Plan is available to shareholders of the Company, allowing for the automatic investment of cash dividends into SPARTECH common stock. For details on the Plan, please contact the Company's Registrar and Transfer Agent, ChaseMellon Shareholder Services at (888) 213-0965. In addition, the Company will provide, without charge to any shareholder, a copy of its 1997 Report on Form 10-K as filed with the Securities and Exchange Commission. Requests should be directed to SPARTECH Investor Relations at
(314) 721-4242 or via internet at http://www.spartech.com/.


Research and Informational Reports

     Research and informational reports on SPARTECH Corporation are available from the following companies and individuals by calling SPARTECH Investor Relations at (314) 721-4242 or the listed companies direct at the numbers shown below:
A.G. Edwards - Mike Braig                (314) 289-5894
C S First Boston - Brian Langenberg      (312) 750-3101
EVEREN Securities - Shawn Severson       (312) 574-5905
First Analysis - Allan Cohen             (312) 258-1400
Huntleigh Securities - John Rast         (314) 727-5454
Mesirow Financial - Gary Prestipino      (312) 595-6750



Safe Harbor Statement

     This Annual Report contains various forward-looking statements that involve certain risks and uncertainties that could cause actual results to differ materially from such statements. Potential risks and uncertainties include such factors as continued economic growth, the successful integration of acquired operations, and the pricing stability of resins. Investors are directed to consider other risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.