Form 10-K, Exhibit 13
period 1998-10-31
SPARTECH CORP
filed 1999-01-07
CIK 77597

SPARTECH CORPORATION
1998 Annual ReportManagement's Discussion and Analysis
RESULTS OF OPERATIONS
Comparison of Fiscal Years 1998 and 1997
Net sales increased 30% in 1998 to $653.9 million from $502.7 million in 1997. These results benefited from 1998 pounds shipped of 902 million compared to 535 million in 1997. This growth in sales volume included a 10% increase in pounds sold excluding acquisitions (internal growth), and the effect of the late-1997 acquisition of Preferred Plastic Sheet, and the 1998 acquisitions of Polycom Huntsman, Inc. ("Polycom") and Prismaplast Canada Ltd. ("Plasticolour").

Our Extruded Sheet & Rollstock group's net sales increased 21%, to $455.1 million in 1998, resulting from a 10% increase in pounds shipped and a 15% increase for the August 1997 acquisition of Preferred Plastics. The increase in Extruded Sheet & Rollstock pounds sold represented strong sales of sign/advertising and specialty packaging products. Price and product mix changes had a negative 4% impact on sales for the year. The Color & Specialty Compounds group sales of $158.2 million increased by 88% from 1997, as a result of the $75.0 million in revenues generated and approximately 240 million pounds sold by our 1998 acquisitions. The nearly 14% growth in base volume for the Color & Specialty Compounds group was offset by price/mix declines due to the increase in tolling business (value-added conversion and processing of customer-owned material). Molded & Profile Products group sales totaled $40.6 million in 1998 reflecting a slight decrease related to the sale of its housewares business early in the year.

Cost of sales increased to $542.6 million for 1998 compared with $420.5 million for 1997, but decreased to 83.0% of net sales for 1998 from 83.6% for 1997. The more favorable cost of sales percentage in 1998 represents a mix of higher margin product sales generated by our new Alloy Plastics and Product Transformations and improved production efficiencies, partially offset by an increase in depreciation as a result of capital expenditures incurred by the Company during the last 24 months.

Selling, general, and administrative expenses were $38.3 million for 1998 compared to $31.0 million in 1997. On a percentage of net sales basis selling, general, and administrative costs decreased to 5.9% in 1998 from 6.2% in 1997 primarily as a result of continued cost containment efforts in 1998, ongoing synergies from acquisitions, and the effect of the overall increase in sales volume on the fixed portion of the costs.

Operating earnings for 1998 were $69.7 million (10.7% of net sales) compared to $49.7 million (9.9% of net sales) for 1997. These gains in operating earnings were achieved through increased sales levels, improved production efficiencies, cost containment efforts, and the new product sales discussed above.

Interest expense in 1998 of $13.6 million increased from $8.4 million in 1997 as a result of borrowings related to the Preferred Plastics and Polycom Huntsman acquisitions completed in August 1997 and March 1998, respectively.

The Company's effective tax rate was 39.9% for 1998 compared to 38.3% in 1997. The increase reflects the impact of non-deductible goodwill resulting from the Polycom Huntsman acquisition.


Sidebar 3-D bar chartSG&A Expenses
As % of Sales

1998 = 5.9%
1997 = 6.2%
1996 = 6.4%

Sidebar 3-D bar chart
Operating Earnings
In Millions of Dollars
1998 = $69.7
1997 = $49.7
1996 = $34.5

Sidebar 3-D bar chart
Operating Cash Flow
In Millions of Dollars
1998 = $64.5
1997 = $48.4
1996 = $23.2

Sidebar 3-D bar chart
Capital Expenditures
In Millions of Dollars
1998 = $17.9
1997 = $12.2
1996 =  $9.6

Comparison of Fiscal Years 1997 and 1996
The Company's fiscal year ends on the Saturday closest to October 31. Fiscal year 1998 and 1997 each represented 52 weeks while fiscal 1996 consisted of 53 weeks. The discussions below describe the affect of the extra week in 1996, where appropriate.

Net sales were $502.7 million in 1997 representing a 28% increase from $391.3 million in 1996. Excluding acquisitions, this growth in sales represented a 7% increase in pounds sold offset by a 3% decrease from changes in prices and mix of products sold and a 2% decline related to the extra week in 1996. The Extruded Sheet & Rollstock group's sales increased approximately 18% in 1997 representing an 8% increase in pounds shipped and a 15% increase in sales related to acquisitions, while price and product mix changes and the extra week in 1996 had a negative impact on sales. Net sales in the Color & Specialty Compounds group increased 23% resulting from a 5% increase in pounds shipped and a 27% increase in sales from the late-1996 acquisition of Korlin Concentrates, net of declines from changes in prices, mix of products sold, and the extra week in 1996. The Molded & Profile Products group contributed net sales of $42.9 million in its first full year as a market segment for the Company and benefited from the late-1997 acquisition of Preferred's profile extruded products operation.

Cost of sales decreased to 83.6% of net sales for 1997 from 84.5% for 1996. The more favorable cost of sales percentage in 1997 reflects improved production efficiencies and a decline in certain raw material prices, partially offset by an increase in depreciation as a result of capital expenditures incurred by the Company during the last 18 months.

Selling, general, and administrative expenses decreased to 6.2% of net sales in 1997 from 6.4% in 1996. The decrease in 1997 reflects continued cost containment efforts and the economies of scale obtained through acquisitions and sales growth of the Company.

Operating earnings for 1997 were $49.7 million (9.9% of net sales) compared to $34.5 million (8.8% of net sales) in 1996. The gains in operating earnings were achieved through the increased sales levels, improved production efficiencies, and cost containment efforts.

Interest expense in 1997 increased from 1996, reflecting additional borrowings related to the Portage, Hamelin, and Preferred acquisitions, net of $15.4 million in paydowns on the 1996 balance of the bank credit facility. In addition, the Company borrowed, and subsequently paid down, the $9.7 million due to Hamelin Group Inc. during 1997.

The Company's effective tax rate was 38.3% for 1997 which was up from 37.8% in 1996.

Environmental Matters

The Company is subject to various laws & regulations governing employee safety and the quantities of certain specified substances that may be emitted into the air, discharged into waterways, and otherwise disposed of on and off the properties of the Company. The Company does not anticipate that future expenditures for the compliance with such laws and regulations will have a material effect on its capital expenditures, earnings, or competitive position.

The plastic resins used by the Company in its production processes are crude oil or natural gas derivatives which are available from a number of domestic and foreign suppliers. Accordingly, the Company's raw materials are only somewhat affected by supply, demand, and price trends of the petroleum industry; the pricing of resins tends to follow its own supply and demand equation, except in periods of anticipated or actual shortages of crude oil or natural gas. The Company is not aware of any trends in the petroleum industry which will significantly affect its sources of raw materials in 1999.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

The Company's primary sources of liquidity have been cash flows from operating activities and borrowings from third parties. The Company's principal uses of cash have been to support its operating activities, invest in capital improvements, and finance strategic acquisitions.

The Company continues to generate strong cash flows from operations, $64.5 million in 1998, resulting from the 32% increase in net earnings in 1998 compared to the prior year. Operating cash flows provided by changes in working capital were a positive $1.1 million as a result of consistent management of accounts receivables and inventories during periods of revenue growth and higher days payables outstanding.

The Company's primary investing activities are capital expenditures and acquisitions of businesses in the plastics industry. Capital expenditures are primarily incurred to maintain and improve productivity, as well as to modernize and expand facilities. The Company anticipates capital expenditures of nearly $20 million in fiscal 1999 to support future growth, to assist in developing new Alloy Plastics, and to maintain its facilities.

On March 31, 1998, the Company completed its acquisition of all the stock of Polycom, a manufacturer of color & specialty compounds. The net cash purchase price was approximately $129 million (including estimated costs of the transaction and net of cash acquired of $3 million). The acquisition was funded through the Company's bank credit facility and the issuance of $10 million in SPARTECH common stock to Polycom shareholders. For its fiscal year ended March 31, 1998, Polycom's color, specialty, and toll compounding businesses generated annual sales of approximately $115 million. In addition, the Company completed two other acquisitions in fiscal 1998 which, when combined with the Polycom purchase, totaled $132.6 million of cash paid for acquired businesses. The Company continues to evaluate value-added acquisition opportunities that meet its stringent acquisition criteria, which are premised on achieving returns in excess of its weighted average cost of capital.

The cash flows provided by financing activities were $82.9 million for 1998. The primary activities were bank borrowings of $132.6 million for acquisitions, repayment of debt of $33.5 million, purchases of treasury stock of $13.2 million, and proceeds from stock options exercised of $4.3 million. The Company paid common stock dividends of $6.4 million or 24 cents per share in 1998 and at its December 1998 meeting the Company's Board of Directors raised the dividend to an annual rate of 28 cents per share.

Financing Arrangements

In conjunction with the Polycom acquisition, the Company amended its bank credit facility to an aggregate availability of $150 million. The bank credit facility has a five-year term, with interest payable at a rate chosen by the Company of either prime or LIBOR plus .5% to 1.0%. The bank credit facility consists of a $50 million term loan, which has equal quarterly payments due of $2.5 million that reduce this availability over the five-year term, and a $100 million revolving facility. At October 31, 1998, the Company had total borrowings under the bank credit facility of $100.7 million at a weighted average interest rate of 6.4%.

The Company anticipates that cash flow from operations, together with available borrowings under the Company's bank credit facility, will satisfy its working capital needs, regular quarterly dividends, and planned capital expenditures for the next year.

Other

The Company has already modified substantially all of its computer systems to be Year 2000 compliant. The Company does not anticipate any significant costs, problems, or uncertainties associated with becoming Year 2000 compliant. The Company could potentially experience disruption to some aspects of its operations as a result of noncompliant systems utilized by unrelated third party governmental and business entities. The Company continues to communicate with others with whom it does significant business to determine their Year 2000 compliance readiness and the extent to which the Company is vulnerable to any third party Year 2000 issues. The Company is also implementing a conversion of its financial software to an Oracle enterprise-wide financial package that will be put in place during 1999. This system will provide significant additional functionality to the Company's financial capabilities.

This Annual Report contains certain forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, which are based on current expectations and are subject to risks and uncertainties. The Company cautions that numerous important factors, in some cases have affected, and in the future could affect, the Company's actual results and could cause its consolidated results to differ materially from those expressed in or implied by the forward-looking statements or related assumptions. Investors are directed to the discussion of risks and uncertainties associated with forward-looking statements contained in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission.


Sidebar 3-D bar chart
Cash Paid For Acquisitions
In Millions of Dollars

1998 = $132.6
1997 =  $71.9
1996 =  $67.3

Sidebar 3-D bar chart
Debt Repayments
In Millions of Dollars
1998 = $33.5
1997 = $27.7
1996 = $16.1

SPARTECH CORPORATION
Consolidated Statement of Operations
     (Amounts in thousands, except per share amounts)


                                                     Fiscal Year
                                           1998         1997         1996

Net Sales                                  $653,855     $502,715     $391,348

Costs and Expenses
   Cost of sales                            542,640      420,500      330,776
   Selling, general and administrative       38,257       31,019       25,184
   Amortization of intangibles                3,230        1,495          896
                                            584,127      453,014      356,856

Operating Earnings                           69,728       49,701       34,492
   Interest                                  13,602        8,393        5,062
Earnings Before Income Taxes                 56,126       41,308       29,430
   Income taxes                              22,406       15,815       11,113
Net Earnings                                $33,720      $25,493      $18,317

Net Earnings Per Common Share
   Basic                                      $1.26         $.96         $.77
   Diluted                                    $1.18         $.92         $.74
Weighted Average Number of
   Common Shares
   Basic                                     26,807       26,418       23,714
   Diluted                                   28,609       27,838       24,874

     See accompanying notes to consolidated financial statements.

1998 Annual ReportConsolidated Balance Sheet (Dollars in thousands, except share amounts)

                                                       OCTOBER 31, NOVEMBER 1,
                                                          1998        1997
ASSETS
Current Assets
       Cash and equivalents                                 $7,247      $6,058
       Receivables, net of allowances of
         $2,430 in 1998 and $2,212 in 1997                  91,631      74,271
       Inventories                                          64,859      55,851
       Prepayments and other                                 9,459       4,517
       Total Current Assets                                173,196     140,697

Property, Plant and Equipment, Net                         206,887     129,362
Goodwill                                                   148,668      83,565
Other Assets                                                 4,558       5,179
                                                          $533,309    $358,803


LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
       Current maturities of long-term debt                $ 8,948      $  921
       Accounts payable                                     59,578      47,221
       Accrued liabilities                                  32,466      29,126
       Total Current Liabilities                           100,992      77,268

Long-Term Debt, Less Current Maturities                    245,272     141,693
Other Liabilities                                           33,449      11,453
Total Long-Term Liabilities                                278,721     153,146

Shareholders' Equity
       Common stock, 27,550,107 and 26,628,154 shares
          issued in 1998 and 1997, respectively             20,663      19,971
       Contributed capital                                  99,407      89,301
       Retained earnings                                    50,185      22,912
       Treasury stock, at cost, 688,917 shares
          in 1998 and 147,691 shares in 1997              (11,875)     (2,127)
       Cumulative translation adjustments                  (4,784)     (1,668)
       Total Shareholders' Equity                          153,596     128,389
                                                          $533,309    $358,803

     See accompanying notes to consolidated financial statements.

SPARTECH CORPORATION

Consolidated Statement of Shareholders' Equity

     (Dollars in thousands)


                                        Retained          Cumulati       Total
                                                                ve
                      Common  Contribu  Earnings Treasur  Translat  Shareholde
                                   ted                 y       ion         rs'
                       Stock   Capital  (Deficit)  Stock  Adjustme      Equity
                                                               nts
Balance, October     $17,523   $66,771  $(12,099)  $(67)         -     $72,128
28, 1995
Common stock           2,250    23,632         -       -         -      25,882
issuance
Stock options            184       305         -   2,127         -       2,616
exercised
Cash dividends             -         -   (3,515)       -         -     (3,515)
Treasury stock             -         -         - (4,121)         -     (4,121)
purchases
Net earnings               -         -    18,317       -         -      18,317
Translation                -         -         -       -     1,088       1,088
adjustments
Balance, November    $19,957   $90,708    $2,703 $(2,061)   $1,088    $112,395
2, 1996
Stock options             14   (1,407)         -   4,335         -       2,942
exercised
Cash dividends             -         -   (5,284)       -         -     (5,284)
Treasury stock             -         -         - (4,401)         -     (4,401)
purchases
Net earnings               -         -    25,493       -         -      25,493
Translation                -         -         -       -   (2,756)     (2,756)
adjustments
Balance, November    $19,971   $89,301   $22,912 $(2,127) $(1,668)    $128,389
1, 1997
Common stock             476     9,524         -       -         -      10,000
issuance
Stock options            216       582         -   3,459         -       4,257
exercised
Cash dividends             -         -   (6,447)       -         -     (6,447)
Treasury stock             -         -         - (13,207)        -    (13,207)
purchases
Net earnings               -         -    33,720       -         -      33,720
Translation                -         -         -       -   (3,116)     (3,116)
adjustments
Balance, October     $20,663   $99,407   $50,185 $(11,875)$(4,784)    $153,596
31, 1998


See accompanying notes to consolidated financial statements.

1998 Annual ReportConsolidated Statement of Cash Flows
     (Dollars in thousands)


                                                  Fiscal Year
                                         1998        1997      1996

Cash Flows From
Operating Activities
   Net earnings                         $ 33,720    $ 25,493   $ 18,317
   Adjustments to reconcile net
   earnings to net cash provided by
   operating activities:
      Depreciation and amortization       18,530      11,548      7,211
      Change in current assets and liabilities, net
      of effects of acquisitions
         Receivables                     (2,383)       1,072        365
         Inventories                     (2,268)       1,296    (8,458)
         Prepayments and other             1,314         538       (21)
         Accounts payable                  4,257       2,902    (3,034)
         Accrued liabilities                 151       (311)      6,146
   Other, net                             11,225       5,852      2,634
   Net cash provided by operating         64,546      48,390     23,160
   activities

Cash Flows From Investing Activities
   Capital expenditures                 (17,859)    (12,172)    (9,566)
   Business acquisitions               (132,590)    (71,920)   (67,285)
   Dispositions of assets                  4,264         215        346
   Net cash used for investing         (146,185)    (83,877)   (76,505)
   activities

Cash Flows From Financing Activities
   Bank borrowings for business          132,590      11,920     21,104
   acquisitions
   Net borrowings (payments) on bank    (32,190)    (27,320)   (14,914)
   credit facility
   Payments on bonds and leases          (1,272)       (409)    (1,210)
   Issuance of 7.0% Senior Notes               -      60,000          -
   Issuance of 7.62% Guaranteed                -           -     30,000
   Senior Notes
   Issuance of common stock                    -           -     25,882
   Debt issuance costs                     (801)       (451)      (444)
   Cash dividends on common stock        (6,447)     (5,284)    (3,515)
   Stock options exercised                 4,257       2,942      1,704
   Treasury stock acquired              (13,207)     (4,401)    (4,121)
   Net cash provided by financing         82,930      36,997     54,486
   activities

   Effect of exchange rate changes on      (102)       (137)         39
   cash and equivalents

Increase In Cash And Equivalents           1,189       1,373      1,180

Cash And Equivalents At Beginning Of       6,058       4,685      3,505
Year

Cash And Equivalents At End Of Year     $  7,247    $  6,058    $ 4,685

     See accompanying notes to consolidated financial statements.

SPARTECH CORPORATIONNotes To Consolidated Financial Statements(Dollars in thousands, except per share amounts)


  (1) Significant Accounting Policies

Basis of Presentation - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates. Certain prior year amounts have been reclassified to conform to the current year presentation. The Company's fiscal year ends on the Saturday closest to October 31. Fiscal year 1998 and 1997 each consisted of 52 weeks, while 1996 included 53 weeks.

Principles of Consolidation - The accompanying consolidated financial statements include the accounts of SPARTECH Corporation and its wholly-owned subsidiaries (the "Company"). All significant intercompany transactions and balances have been eliminated.

Foreign Currency Translation - Assets and liabilities of the Company's Non-U.S. operations are translated from their functional currency to U.S. dollars using exchange rates in effect at the balance sheet date. Results of operations are translated using average rates during the period. Adjustments resulting from the translation process are included as a separate component of shareholders' equity. The Company may periodically enter into foreign currency contracts to manage exposures to market risks from prospective changes in exchange rates. No such contracts were outstanding as of October 31, 1998.

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

Goodwill - Goodwill, representing the excess of the purchase price over the fair value of net assets acquired, is charged against operations on a straight-line basis over the periods estimated to be benefited, not exceeding 40 years. Goodwill amortization totaled $3,230, $1,495, and $896 in 1998, 1997, and 1996, respectively. Accumulated amortization at October 31, 1998 totaled $10,472.

Financial Instruments - The Company uses the following methods and assumptions in estimating the fair value of financial instruments:

    Cash, accounts receivable, accounts payable, and accrued liabilities - the carrying value of these instruments approximates fair value due to their short-term nature; and

    Long-term debt (including bank credit facility) - based on borrowing rates currently available for debt instruments with similar terms and maturities, the carrying value of these instruments approximates fair value.

Revenue Recognition - The Company manufactures products for specific customer orders and for standard stock inventory. Revenues are recognized and billings are rendered as the product is shipped to the customer.

Income Taxes - Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for credit carryforwards - based on an assessment (which includes anticipating future income) in determining the likelihood of realization. Deferred tax assets and liabilities are measured using the rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse and the credits are expected to be used. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

  (2) Acquisitions

On March 31, 1998, the Company completed its acquisition of all the stock of Polycom Huntsman, Inc. ("Polycom"), a manufacturer of color & specialty compounds. The net cash purchase price was approximately $129,000 (including estimated costs of the transaction and net of cash acquired of $3,000). The acquisition was funded through the Company's bank credit facility and the issuance of $10,000 in Spartech common stock to Polycom shareholders. The fair value of the assets acquired (including approximately $65,000 in goodwill) and liabilities assumed (consisting of accounts payable, accrued liabilities, lease liabilities, and industrial revenue bonds) were $171,000 and $39,000, respectively. For its fiscal year ended March 31, 1998, Polycom's color, specialty, and toll compounding businesses generated annual sales of approximately $115,000.

On April 26, 1998, the Company completed the purchase of the net assets of Prismaplast Canada Ltd. of Montreal. Prismaplast, commonly known as Plasticolour, produces color concentrates and specialty compounds with net sales for 1997 of approximately $10,000. The acquisition price for Plasticolour approximated $5,000, which was financed through operating cash flow and our bank credit facility.

On October 30, 1998, the Company completed its purchase of all the stock of Anjac-Doron Plastics, Inc. ("Anjac"), a custom profile extruder with annual sales of approximately $9,000. The acquisition price of approximately $6,700 was financed through our bank credit facility.

On August 22, 1997, the Company completed the acquisition of the net assets of the Preferred Plastic Sheet Division of Echlin Inc. ("Preferred"). The purchase of the extruded plastic sheet and profile extruded product operations included four manufacturing facilities with annual sales of approximately $75,000. The purchase price for the net assets acquired from Preferred was $65,074 in cash, including costs of the transaction. The fair value of assets acquired (including $39,199 of goodwill) and liabilities assumed (including accounts payable and accrued liabilities) was $73,517 and $8,443, respectively. The purchase price and related costs of the acquisition were funded by a $60,000 private placement of debt with a fixed interest rate of 7.0% and borrowings on the Company's existing bank credit facility.

On May 9, 1996, the Company completed its acquisition of Portage Industries Corporation ("Portage") and pursuant to the Agreement and Plan of Merger, each share of Portage common stock was converted into the right to receive $6.60 in cash. The price for all outstanding shares of Portage's stock (including exercisable options) totaled approximately $17,600 in cash, including estimated costs of the transaction. The fair value of assets acquired (including $9,500 of goodwill) and liabilities assumed were $27,200 and $9,600, respectively. The purchase price was funded by the Company's existing bank credit facility.

On September 27, 1996, the Company completed the purchase of substantially all of the net assets of the extrusion, color, and molding divisions of Hamelin Group Inc. ("Hamelin") in accordance with an Asset Purchase and Sale Agreement. Hamelin was a leading manufacturer of extruded plastic sheet, color concentrate materials, molded food packaging products, and injection molded wheels, based in Montreal, Canada. Consolidated sales for the seven facilities were approximately $80,000 for Hamelin's fiscal year ended April 30, 1996. The purchase price for the net assets acquired from Hamelin was $59,400 in cash, including costs of the transaction. The fair value of assets acquired (including $13,500 of goodwill) and liabilities assumed (consisting of lease liabilities, accounts payable, and accrued liabilities) were $70,900 and $11,500, respectively. The purchase price was financed through a combination of a common stock offering of 3 million shares and a private placement of $30,000 in debt.

All these acquisitions have been accounted for by the purchase method, and accordingly, the results of operations were included in the Company's Consolidated Statement of Operations from their respective date of acquisition. The purchase price has been allocated to the assets and liabilities (on a preliminary basis for the 1998 acquisitions), and the excess of cost over the fair value of net assets acquired is being amortized over a forty-year period on a straight-line basis.

The following summarizes unaudited pro forma consolidated results of operations for fiscal year 1998 assuming the Polycom, Plasticolour, and Anjac acquisitions had occurred at the beginning of the fiscal year. The results are not necessarily indicative of what would have occurred had these transactions been consummated as of the beginning of the fiscal year presented, or of future operations of the consolidated companies.

                                   Pro Forma (Unaudited)
                                        Fiscal Year
                                            1998

Net Sales                                        $712,999
Earnings Before Income Taxes                      $60,257
Net Earnings                                      $36,252
Net Earnings Per Common Share  -
  Diluted                                           $1.26

  (3) Inventories

Inventories at October 31, 1998 and November 1, 1997 are comprised of the following components:
                   1998       1997
Raw materials      $42,016   $37,832
Finished goods      22,843    18,019
                   $64,859   $55,851

  4) PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following at October 31, 1998 and November 1, 1997:
                             1998       1997
Land                         $ 6,369  $   5,264
Buildings and leasehold
  improvements                45,312     31,825
Machinery and equipment      205,124    132,895
Furniture and fixtures         6,821      3,759
                             263,626    173,743
Less accumulated
  depreciation                56,739     44,381
Property, plant and
  equipment, net            $206,887   $129,362

5) LONG-TERM DEBT
Long-term debt is comprised of the following at October 31, 1998 and November 1, 1997:

                              1998         1997
7.0% Senior Notes            $  60,000    $  60,000
7.62% Guaranteed
  Senior Notes                  30,000       30,000
7.21% Senior
  Unsecured Notes               50,000       50,000
Bank Credit Facility           100,700          300
Other                           13,520        2,314
                               254,220      142,614
Less current maturities          8,948          921
Total long-term debt          $245,272     $141,693

On March 31, 1998, the Company amended its unsecured bank credit facility to an aggregate availability of $150,000 for a new five-year term (the "Bank Credit Facility"). The Bank Credit Facility consists of a $50,000 term loan, which has equal quarterly payments due of $2,500 that reduce this availability over the five-year term, and a $100,000 revolving facility. At October 31, 1998, total availability under the bank credit facility was $145,000. Of the $100,700 outstanding, $45,000 was under the facility's term loan and $55,700 was under the facility's revolver, all of which is classified as long term as no paydowns of the aggregate facility are required within the next year. Interest on the Bank Credit Facility is payable at a rate chosen by the Company of either prime or LIBOR plus .5% to 1.0%.

At October 31, 1998, the Company had fixed LIBOR loans outstanding under the Bank Credit Facility of $88,500 at 6.19% for a one-month period. The remaining Bank Credit Facility was at the current prime rate which at October 31, 1998 and November 1, 1997, was 8.00% and 8.50%, respectively.

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

The other debt consists of industrial revenue bonds, capital leases, and other term notes utilized to finance capital expenditures. These financings mature between 1999 and 2015 and have interest rates ranging from 2.00% to 9.38%.

Scheduled maturities of long-term debt for the next five fiscal years are: 1999 -$8,948; 2000 -$13,008; 2001 -$18,733; 2002 -$18,524; and 2003 -$78,770.

The long-term debt contains certain covenants which, among other matters, require the Company to restrict the incurrence of additional indebtedness, satisfy certain ratios and net worth levels, and limit both the sale of assets and merger transactions.

6) INCOME TAXES

The provision for income taxes for fiscal years 1998, 1997, and 1996 is comprised of the following:

                                1998     1997     1996
Federal:
  Current                      $14,844   $8,698   $7,758
  Deferred                       3,483    3,631    1,480
State                            2,697    1,819    1,760
Foreign                          1,382    1,667      115
  Provision for income taxes   $22,406  $15,815  $11,113

Earnings before income taxes for 1998, 1997, and 1996 include $4,383, $4,924, and $384, respectively from Non-U.S. operations. The income tax provision on earnings of the Company differs from the amounts computed by applying the U.S. Federal tax rate of 35% as follows:

                                 1998            1997             1996
Federal income taxes at
  statutory rate                $19,644         $14,458         $10,301
State income taxes, net
  of applicable Federal
  income tax benefits             1,753           1,182           1,144
Other                             1,009             175           (332)
                                $22,406         $15,815         $11,113

At October 31, 1998 and November 1, 1997, the Company's principal components of deferred tax assets and liabilities consisted of the following:

                                1998      1997
Deferred tax assets:
  Tax carryforwards                $486   $1,019
  Bad debt reserves                 675      712
  Inventories                       780      445
  Accrued liabilities             6,571    4,137
                                 $8,512   $6,313
Deferred tax liabilities:
  Depreciation                  $34,531  $13,705
  Other                           1,295      520
                                $35,826  $14,225

At October 31, 1998 and November 1, 1997, the net current deferred tax asset was $5,969 and $3,541, respectively, and the net noncurrent deferred tax liability was $33,283 and $11,453, respectively.

  7) SHAREHOLDERS' EQUITY & STOCK OPTIONS

The authorized capital stock of the Company consists of 45 million shares of $.75 par value common stock and 4 million shares of $1 par value preferred stock.

The Company has an Incentive Stock Option Plan ("Incentive Plan") and Restricted Stock Option Plan ("Restricted Plan") for executive officers and key employees. The minimum option price is the fair market value per share at the date of grant, which may be paid upon exercise in Company shares. The Incentive Plan has 598,040 shares outstanding at October 31, 1998. The maximum number of shares issuable annually under the Restricted Plan is limited to 10% of the Company's outstanding common shares (excluding treasury shares) at each year end through 2001. Notwithstanding the foregoing, the Board of Directors has resolved that at no time will the total unexercised options issued to employees be in excess of 10% of the then outstanding common shares. The options granted and common shares purchased under the Restricted Plan may not be sold or disposed of for a period of three years from the date of option grant. Subject to the limitations discussed above, the number of shares issued, or options granted, pursuant to these plans is at the discretion of the Compensation Committee of the Board of Directors. The Restricted Plan has 2,460,600 shares outstanding at October 31, 1998. Additional options, which have been issued outside the Incentive and Restricted plans discussed above, totaled 234,000 at October 31, 1998.

     A summary of the combined activity for the Company's stock options for fiscal years 1998, 1997, and 1996 follows (shares in thousands):

                              1998              1997               1996
                         Shares   Weighte   Shares  Weighte   Shares   Weighte
                                     d                 d                  d
                         Under    Average   Under   Average    Under   Average
                         Option   Exercis   Option  Exercis   Option   Exercis
                                  e Price           e Price            e Price
Outstanding, beginning     3,015    $6.88     2,074    $4.37    2,267     $3.85
of year
Granted                      793   $16.11   * 1,414    $9.84      315     $7.07

Exercised                  (515)    $5.29              $4.74    (508)     $3.70
                                              (473)
Outstanding, end of        3,293    $9.36     3,015    $6.88    2,074     $4.37
year
Weighted average fair
  value of options             $5.00             $3.95             $2.49
granted

       * - Amount includes an option for 900 shares issued in conjunction with the settlement of litigation with a former employee -see note (11).


     Information with respect to options outstanding at October 31, 1998, all of which are presently exercisable, follows (shares in thousands):

                                         Weighted Average     Weighted
                           Shares Under     Remaining          Average
Range of Exercise Prices      Option     Contractual Life  Exercise Price
$1.25 -5.38                         956          3.1 years           $3.90
$6.75 -9.00                       1,125          5.7 years           $8.55
$10.88 -13.50                       414          5.8 years          $11.12
$15.88 -21.94                       798          8.0 years          $16.11
                                  3,293

The Company follows Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25"), in accounting for its employee stock options. Under APB 25, if the exercise price of the stock option equals the market price of the underlying stock on the issuance date, no compensation expense is recognized. The Company is required by Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" to provide pro forma disclosures under an alternative fair value method of accounting. The weighted average fair values of options granted were estimated using the Black-Scholes option-pricing model with the following assumptions:

                          1998         1997        1996

Expected Dividend
 Yield                       1.30%        1.25%       1.25%
Expected Volatility            31%          35%         35%
Risk-Free Interest
 Rates                  4.52-4.83%   5.77-5.81%  5.77-5.81%
Expected Lives             5 Years      5 Years     5 Years

Had compensation expense been recognized based on these hypothetical values the Company's net income for 1998, 1997, and 1996 would have been $31,330, $23,020, and $17,830, respectively, and diluted earnings per share for 1998, 1997, and 1996 would have been $1.10, $.83, and $.72, respectively. As a result of changing assumptions, these hypothetical calculations are not necessarily representative of future results.

  8) EARNINGS PER SHARE


In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 "Earnings Per Share" ("SFAS 128") which specifies the computation, presentation and disclosure requirements for earnings per share. Basic earnings per share excludes any dilution and is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. All earnings per share data have been calculated in accordance with SFAS 128.

Earnings used in the computations of both basic and diluted earnings per share represents net earnings as reported. The weighted average number of common shares used in the computations of basic and diluted earnings per share for 1998, 1997, and 1996 follows:

                       1998       1997       1996
Basic earnings
  per share             26,807     26,418     23,714
Effect of
  stock options          1,802      1,420      1,160
Diluted earnings
  per share             28,609     27,838     24,874

The effect of stock options represents the shares resulting from the assumed exercise of outstanding stock options calculated using the treasury stock method.

  9) EMPLOYEE BENEFITS
The Company sponsors or contributes to various retirement benefit and savings plans covering substantially all employees. The total cost of such plans for fiscal years 1998, 1997, and 1996 was $1,856, $1,057, and $698, respectively.

10) CASH FLOW INFORMATION

Supplemental information on cash flows for fiscal years 1998, 1997, and 1996 was as follows:

                      1998      1997       1996
Cash paid during
the year for:
Interest              $14,535    $7,470    $4,558
Income taxes          $15,642   $11,245   $10,846


                         1998      1997      1996
Schedule of
business
acquisitions:
Fair value of
  assets acquired       $183,073  $73,517    $98,062
Liabilities assumed     (43,434)  (8,443)   (21,076)
Non-cash
  consideration/
  holdback payments      (7,049)    6,846    (9,701)
Total cash paid for
  the net assets
  acquired              $132,590  $71,920    $67,285

  11) COMMITMENTS AND CONTINGENCIES

The Company conducts certain of its operations in facilities under operating leases. Rental expense for 1998, 1997, and 1996 was $5,408, $3,780, and $2,807,
respectively.

Future minimum lease payments under non-cancelable operating leases, by fiscal year, are: 1999 -$3,979; 2000 -$3,113; 2001 -$2,507; 2002 -$1,084; 2003 -$944;
and $1,289 thereafter.

In 1992 and 1996, a former Director, Chairman of the Board, and Chief Executive Officer of the Company, filed lawsuits against the Company and certain of its Directors and major shareholders. In the suits, it was claimed that the Company should adjust his existing stock options, provide for the issuance of additional shares of common stock, and award to him attorney's fees and interest. In February 1997, the Company settled both lawsuits. The settlement resolved all claims and terminated all disputes between the respective parties and general releases were executed to prevent further action on such disputes. The settlement was reflected in the Company's 1997 financial statements and, after consideration of amounts previously accrued, did not result in a net charge to earnings.

At October 31, 1998, there were no other known contingent liabilities (including guarantees, pending litigation, and environmental claims) that, in the opinion of management, are expected to be material in relation to the Company's financial position or results of operations, nor were there any material commitments outside the normal course of business.


  12) SEGMENT INFORMATION
The Company operates in one industry segment as a producer of engineered thermoplastics, polymeric compounds, and molded and profile products for a wide spectrum of manufacturing customers. The Company operates from 38 plants in 35 cities throughout the United States, Canada, and Europe and its customer base is diverse--no one customer represents greater than 5% of total sales. The Company's customers supply product to a broad range of markets (including sign/advertising, transportation, recreation & leisure, building & construction, medical, and packaging).

The Company operates in three reportable geographic areas--the United States, Canada, and Europe. Geographic financial information for fiscal years 1998, 1997, and 1996 was as follows:


                                            Operating                     Total
                    Net Sales                Earnings                     Assets
        1998    1997    1996    1998    1997    1996    1998    1997    1996
United  $572,676  $427,530  $384,334  $61,807  $41,957  $33,856  $460,811  $295,511  $221,542
States
Canada    75,970    75,185     7,014    7,506    7,744     636     63,898    63,292    67,418
Europe     5,209         -         -      415        -       -      8,514         -        -
        $653,855  $502,715  $391,348  $69,728  $49,701  $34,492  $533,309  $358,803  $288,960



  13) QUARTERLY FINANCIAL INFORMATION

Certain unaudited quarterly financial information for the fiscal years ended October 31, 1998 and November 1, 1997 was as follows:


                                        Quarter Ended                 Fiscal

                             Jan      April      July       Oct       Year
1998
Net Sales                  $133,081  $165,707   $177,702  $177,365   $653,855
Gross Profit                 22,480    27,918     30,190    30,627    111,215
Net Earnings                  7,021     8,863      9,020     8,816     33,720

Net Earnings Per Share:
     Basic                      .27       .33        .33       .33       1.26
     Diluted                    .25       .31        .31       .31       1.18

1997
Net Sales                  $113,387  $129,815   $123,170  $136,343   $502,715
Gross Profit                 18,079    21,187     20,435    22,514     82,215
Net Earnings                  5,479     6,675      6,731     6,608     25,493

Net Earnings Per Share:
     Basic                      .21       .25        .25       .25        .96
     Diluted                    .20       .24        .24       .23        .92

SPARTECH CORPORATIONManagement Report

TO OUR SHAREHOLDERS
The financial statements of SPARTECH Corporation and subsidiaries were prepared under the direction of management, which is responsible for their integrity and objectivity. The statements have been prepared in conformity with generally accepted accounting principles and, as such, include amounts based on informed estimates and judgment of management.

Management has developed a system of internal controls, which is designed to assure that the books and records accurately reflect the transactions of the Company, and that its established policies and procedures are followed properly. This system is augmented by written policies and procedures, and the selection and training of qualified personnel.

Arthur Andersen LLP, independent public accountants, are engaged to provide an objective audit of the financial statements of SPARTECH Corporation and issue reports thereon. Their audit is conducted in accordance with generally accepted auditing standards.

The Board of Directors, acting upon the advice and recommendations of the Audit Committee, is responsible for assuring that management fulfills its responsibilities in preparing the financial statements and for engaging the independent public accountants with whom the Committee reviews the scope of the audits and the accounting principles to be applied in financial reporting. The Committee meets regularly with the independent public accountants and representatives of management to review their activities and ensure that each is properly discharging its responsibilities.

/s/Bradley B. Buechler
President and
Chief Executive Officer

/s/David B. Mueller
Executive Vice President
and Chief Operating Officer

/s/Randy C. Martin
Vice President -Finance
and Chief Financial Officer


Report of Independent Accountants


TO SPARTECH CORPORATION
We have audited the accompanying consolidated balance sheet of SPARTECH Corporation (a Delaware Corporation) and subsidiaries as of October 31, 1998 and November 1, 1997, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three fiscal years in the period ended October 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SPARTECH Corporation and subsidiaries as of October 31, 1998 and November 1, 1997, and the results of their operations and their cash flows for each of the three fiscal years in the period ended October 31, 1998 in conformity with generally accepted accounting principles.



/s/Arthur Andersen LLP
St. Louis, Missouri
December 4, 1998

Five Year Summary

     (Dollars in thousands, except per share amounts)


The following table sets forth selected financial data for each of the most recent five fiscal years.

                                                 FISCAL YEAR
                                1998      1997     1996      1995      1994
SUMMARY OF OPERATIONS
Net Sales                     $653,855  $502,715  $391,348  $352,273  $256,593
Gross Profit                  $111,215   $82,215   $60,572   $49,879   $36,998
Depreciation and               $18,530   $11,548    $7,211    $5,798    $4,422
Amortization
Operating Earnings             $69,728   $49,701   $34,492   $24,604   $16,410
Interest Expense               $13,602    $8,393    $5,062    $4,960    $3,125
Net Earnings                   $33,720   $25,493   $18,317   $14,534   $10,835


PER SHARE INFORMATION
Earnings Per Share  -           $ 1.18     $ .92     $ .74     $ .60     $ .46
Diluted
Dividends Declared Per Share     $ .24     $ .20      $.15     $ .09    $    -
Book Value Per Share            $ 5.72    $ 4.85     $4.26    $ 3.09     $2.54


BALANCE SHEET INFORMATION
Working Capital                $72,204   $63,429   $54,261   $45,108  $ 26,351
Total Debt                    $254,220         $   $98,466   $59,510  $ 39,169
                                         142,614
Total Assets                  $533,309  $358,803  $288,960  $178,329  $135,720
Cash Flow from Operations      $64,546  $ 48,390   $23,160   $16,487  $ 13,358
Capital Expenditures           $17,859  $ 12,172    $9,566   $10,015   $ 8,152
Shareholders' Equity          $153,596  $128,389  $112,395   $72,128  $ 58,233
Market Value of Equity        $483,501  $420,377  $290,405  $148,876  $131,694


Ratios / Other Data
Gross Margin                     17.0%     16.4%     15.5%     14.2%     14.4%
Operating Margin                 10.7%      9.9%      8.8%      7.0%      6.4%
Effective Tax Rate               39.9%     38.3%     37.8%     26.0%     18.4%
Total Debt to Capitalization     62.3%     52.6%     46.7%     45.2%     38.5%
Return on Average Equity         23.9%     21.2%     20.0%     22.3%     20.8%
Number of Employees              2,700     2,125     1,800     1,200       925
Weighted Average Shares         28,609    27,838    24,874    24,111    23,434
Outstanding  - Diluted


SPARTECH CORPORATION
Investor Information

Sidebar 3-D bar chart
1998 Quarterly
Common Stock Price
1st Quarter = $14 3/4 to $17 9/16
2nd Quarter = $16 3/8 to $23 1/8
3rd Quarter = $19 1/16 to $22 7/8
4th Quarter = $14 3/4 to $19

Sidebar 3-D bar chart
1997 Quarterly
Common Stock Price
1st Quarter = $9 3/8 to $11 1/2
2nd Quarter = $10 5/8 to $13 3/4
3rd Quarter = $11 1/2 to $16
4th Quarter = $15 to $18


Sidebar 3-D bar chart
1995-1998 Year-End
Common Stock Price

1995 = $ 6 3/8
1996 = $11
1997 = $15 7/8
1998 = $18

Sidebar 3-D bar chart
1995-1998 Common Stock Dividends

1995 =  9 cents
1996 = 15 cents
1997 = 20 cents
1998 = 24 cents


Annual Shareholders' Meeting

    SPARTECH's Annual Shareholders' Meeting will be held on Wednesday, March 10, 1999 at the Pierre Laclede Center (Saint Louis Club) 7701 Forsyth Boulevard, Clayton, Missouri 63105 at 10:00 a.m. A formal notice of the Meeting, together with a Proxy Statement, will be mailed before the Meeting to shareholders entitled to vote.


Common Stock and Transfer Agent

    As of January 1, 1999, there were approximately 5,500 shareholders of the Company's common stock. The Company's Registrar and Transfer Agent is ChaseMellon Shareholder Services LLC, 85 Challenger Overpeck Center, Ridgefield Park, New Jersey 07660. SPARTECH Corporation's common stock is traded on the New York Stock Exchange under the symbol "SEH." Quarterly stock price trading ranges for fiscal years 1997 and 1998 and fiscal year-end closing prices for 1995-1998 are shown to the left.


Dividend Reinvestment Plan and Report on Form 10-K

    A Dividend Reinvestment Plan is available to shareholders of the Company, allowing for the automatic investment of cash dividends and direct cash purchases of SPARTECH common stock. For details on the Plan, please contact the Company's Registrar and Transfer Agent, ChaseMellon Shareholder Services at
(888) 213-0965. In addition, the Company will provide, without charge to any shareholder, a copy of its 1998 Report on Form 10-K as filed with the Securities and Exchange Commission. Requests should be directed to SPARTECH Investor Relations at (314) 721-4242 or via internet at http://www.spartech.com.


Research and Informational Reports

    Research and informational reports on SPARTECH Corporation are available from the following companies and individuals by calling SPARTECH Investor Relations at (314) 721-4242 or the listed companies direct at the numbers shown below:

     A.G. Edwards-Mike Braig            (314) 289-5894
     Cleary Gull-Gary Prestopino        (312) 466-4869
     EVEREN Securities-Shawn Severson   (312) 574-5905
     First Analysis-Allan Cohen         (312) 258-1400
     Huntleigh Securities-Derek Falb    (314) 236-2285


Safe Harbor Statements

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

The Company has also provided additional Year 2000 Readiness Disclosures in conjunction with the Federal Year 2000 Information and Disclosure Act on page 15 of this Report.