Form 10-K, Exhibit 13
period 1999-10-30
SPARTECH CORP
filed 2000-01-13
CIK 77597

SPARTECH CORPORATION
1999 Annual Report
Management's Discussion & Analysis


Business Overview
   Spartech is an intermediate processor of thermoplastics which converts base polymers, or resins, from commodity suppliers into extruded plastic sheet and rollstock, color concentrates and blended resin compounds, and injection molded and profile extruded products for customers in a wide range of markets. We operate 42 production facilities throughout North America and one in Europe, and are organized into three business segments (1) Extruded Sheet & Rollstock (64% of total sales), (2) Color & Specialty Compounds (27% of total sales), and (3) Molded & Profile Products (9% of total sales). The results discussed below include our 1997 acquisition of the Preferred Plastic Sheet Division of Echlin Inc. (August 1997); the 1998 acquisitions of Polycom Huntsman, Inc. (March
1998), Prismaplast Canada Ltd, commonly known as Plasticolour (April 1998), and Anjac-Doron Plastics, Inc. (October 1998); and our 1999 acquisitions of Lustro Plastics Company (January 1999), Alltrista Plastic Packaging (May 1999), Accura Molding Company, Ltd. (October 1999), OS Plastics (October 1999), and GeoPlast (October 1999) from the date of acquisition.

Results of Operations
Comparison of Fiscal Years 1999 and 1998
   Consolidated net sales increased 17%, from $653.9 million to $767.9 million, including 8% from internal growth. Net sales of the Extruded Sheet & Rollstock segment increased 9%, from $455.1 million to $494.1 million. This was due primarily to a 7% increase in pounds sold and a 5% increase in sales related to the Lustro and Alltrista acquisitions, offset in part by a negative 3% price and product mix change. Sales to the growing packaging and recreation & leisure markets were the primary factor in the increase in pounds sold for the sheet group. Net sales of the Color & Specialty Compounds group increased 38%, from $158.2 million to $217.6 million. This was primarily the result of our 1998 midyear acquisitions of Polycom and Prismaplast. Pounds sold increased by 9% while price and product mix changes had a negative 5% effect on sales. The negative price change reduced sales dollars, mostly reflecting an increase in our tolling business, which is the value-added processing and conversion of customer-owned material. Sales for the Molded & Profile Products group increased 38%, from $40.6 million to $56.2 million, primarily as a result of our 1998 acquisition of Anjac-Doron.

   Cost of sales increased from $542.6 million to $630.9 million, but as a percentage of net sales decreased from 83.0% to 82.2%. The more favorable cost of sales percentage in 1999 was primarily due to improved production efficiencies and sales of Alloy Plastic and Product Transformation products, partially offset by an increase in depreciation as a result of our capital expenditures during the last 24 months.

   Selling, general and administrative expenses increased from $38.3 million to $45.1 million, but remained at 5.9% as a percentage of net sales.

   Operating earnings increased 26%, from $69.7 million to $87.7 million. Operating earnings as a percentage of net sales also increased from 10.7% to 11.4%. These gains in operating earnings were achieved through the increased sales levels, improved production efficiencies and the sale of Alloy Plastics, discussed above.

   Interest expense and distributions on Preferred Securities increased 19%, from $13.6 million to $16.2 million, as a result of borrowings related to the 1998 and 1999 acquisitions.

   Our effective tax rate decreased from 39.9% to 39.8% as we begin to gain some synergies in our multi-jurisdiction tax filings across our 43 operations.


Comparison of Fiscal Years 1998 and 1997
   Net sales increased 30%, from $502.7 million to $653.9 million. This was primarily due to an increase in pounds sold from 535 million to 902 million. This growth in sales volume included a 10% increase in pounds sold excluding acquisitions and the effect of our late 1997 acquisition of Preferred Plastics and our 1998 acquisitions of Polycom and Plasticolour.

   Our Extruded Sheet & Rollstock group's net sales increased 21%, from $375.8 million to $455.1 million. This increase resulted from a 10% increase in pounds sold excluding the effect of acquisitions and a 15% increase in sales related to the August 1997 acquisition of Preferred Plastics. Price and product mix changes had a negative 4% impact on sales. The increase in Extruded Sheet & Rollstock pounds sold reflected strong sales of sign and specialty packaging products.
The Color & Specialty Compounds group's sales increased 88%, from $84.0 million to $158.2 million. This was primarily the result of the $75.0 million in revenues generated and approximately 240 million pounds sold by our 1998 acquisitions. The nearly 14% growth in base volume for the Color & Specialty Compounds group was offset in part by price and mix changes due to the increase in our tolling business. Molded & Profile Products group sales decreased 5%, from $42.9 million to $40.6 million, primarily due to the sale of our housewares business early in 1998.

   Cost of sales increased from $420.5 million to $542.6 million, but decreased from 83.6% of net sales to 83.0% of net sales. The more favorable cost of sales percentage in 1998 represents a mix of higher margin product sales generated by our new alloy plastics and product transformations and improved production efficiencies, partially offset by an increase in depreciation as a result of our capital expenditures during the last 24 months.

   Selling, general, and administrative expenses increased from $31.0 million to $38.3 million. However, selling, general, and administrative expenses as a percentage of net sales decreased from 6.2% to 5.9%, primarily as a result of continued cost containment efforts in 1998, ongoing synergies from acquisitions, and the effect of the overall increase in sales volume on the fixed portion of the costs.

   Operating earnings increased 40%, from $49.7 million to $69.7 million. Operating earnings as a percentage of net sales also increased from 9.9% to 10.7%. These gains in operating earnings were achieved through increased sales levels, improved production efficiencies, cost containment efforts, and the new product sales discussed above.

   Interest expense increased 62%, from $8.4 million to $13.6 million, as a result of borrowings related to the Preferred Plastics and Polycom acquisitions.

   Our effective tax rate increased from 38.3% to 39.9%, due primarily to the impact of non-deductible goodwill resulting from the Polycom acquisition.

Other Matters
   We operate under various laws and regulations governing employee safety and the quantities of specified substances that may be emitted into the air, discharged into waterways, or otherwise disposed of on and off our properties. We do not anticipate that future expenditures for compliance with these laws and regulations will have a material effect on our capital expenditures, earnings, or competitive position.

   The plastic resins we use in our production process are crude oil or natural gas derivatives which are available from a number of domestic and foreign suppliers. Accordingly, our raw materials are only somewhat affected by supply, demand and price trends of the petroleum industry. The pricing of resins tends to be independent of crude oil or natural gas prices except in periods of anticipated or actual shortages. We are not aware of any trends in the petroleum industry which will significantly affect our sources of raw materials in 2000.

Sidebar Bar Chart
Net Sales
In Millions of Pounds
1997 =   535
1998 =   902
1999 = 1,186



Sidebar Bar Chart
Gross Margin
As a Percent of Sales
1997 = 16.4%
1998 = 17.0%
1999 = 17.8%

Sidebar Bar Chart
SG&A Expenses
As a Percent of Sales
1997 = 6.2%
1998 = 5.9%
1999 = 5.9%

Sidebar Bar Chart
Operating Earnings
In Millions of Dollars
1997 = $49.7
1998 = $69.7
1999 = $87.7

Liquidity and Capital Resources
Cash Flow
   Our primary sources of liquidity have been cash flows from operating activities and borrowings from third parties. Our principal uses of cash have been to support our operating activities, invest in capital improvements, and finance strategic acquisitions.

   We continue to generate strong cash flows from operations, due in part to the continuing increases in our net earnings. Operating cash flows provided by changes in working capital were a positive $6.3 million in 1999 and $1.1 million in 1998 as a result of improved inventory and accounts payable management.

   Our primary investing activities are capital expenditures and acquisitions of businesses in the plastics industry. Capital expenditures are primarily incurred to maintain and improve productivity, as well as to modernize and expand facilities. Capital expenditures were $17.9 million for 1998 and $24.7 million for 1999. We anticipate total capital expenditures of approximately $25 million for 2000. The net cash purchase price for Polycom, in March 1998, was approximately $129 million, including estimated costs of the transaction and net of cash acquired of $3 million. The acquisition was funded through our bank credit facility and the issuance of $10 million of our common stock to Polycom stockholders. In addition, we completed two other acquisitions in fiscal 1998 which, when combined with the Polycom purchase, totaled $132.6 million of cash paid for acquired businesses. Our 1999 business acquisitions combined for a total cash paid for these purchases of $64.8 million. We continue to evaluate value-added acquisition opportunities that meet our stringent acquisition criteria.

   Our cash flows provided by financing activities were $82.9 million for 1998. The primary activities were bank borrowings of $132.6 million for acquisitions, repayment of debt of $33.5 million, purchases of treasury stock of $13.2 million, and proceeds from stock options exercised of $4.3 million. Our cash flows provided by financing activities were $14.3 million for 1999. The primary activities were bank borrowings of $64.8 million for acquisitions, repayment of debt of $42.6 million, purchases of treasury stock of $16.6 million, and proceeds from stock options exercised of $8.6 million. We paid common stock dividends of $7.6 million or 28 cents per share in 1999, and at its December 1999 meeting our board of directors raised the dividend to an annual rate of 34 cents per share.




Financing Arrangements
   In conjunction with the Polycom acquisition, on March 31, 1998 we increased our $40 million bank credit facility to an aggregate availability of $150 million. The facility is unsecured and has a five-year term, with interest payable at a rate chosen by us of either prime or LIBOR plus 0.5% to 1.0%. It consists of a $50 million term loan, which has equal quarterly payments due of $2.5 million that reduce our availability over the five year term, and a $100 million revolving facility. In conjunction with our two Canadian acquisitions in October 1999, we entered into a credit facility for an additional $20 million (in US dollars) of availability in Canada. At October 30, 1999, our total borrowings under the bank credit facilities were $84.5 million at a weighted average rate of 6.2% and we have $70.5 in remaining availability.

   On March 5, 1999 we issued $50 million of 6.5% convertible subordinated debentures to Spartech Capital Trust, a Delaware trust we control. We used the proceeds to repay borrowings under our bank credit facility. The debentures are
(1) convertible into shares of our common stock at a conversion price equivalent to $30.55 per share of common stock, for a total of 1,636,661 shares; (2) redeemable on or after March 1, 2002; and (3) payable on March 1, 2014, if they have not been previously redeemed or converted.

   On June 8, 1999, we announced the completion of a secondary public offering of 2,328,968 previously issued and outstanding shares of our common stock. These shares represented all the common stock of the Company owned by two selling shareholders. In addition to the shares offered by the selling shareholders, we sold the underwriters an additional 345,000 shares to cover over-allotments. The stock was sold to the public at $24.00 per share. The net proceeds received by the Company from the sale of the over-allotment shares, $7.6 million, was used to repay bank credit facility borrowings in support of future strategic expansions.

   We anticipate that cash flow from operations, together with the borrowings under our bank credit facility and the proceeds from our debenture financing, will satisfy our working capital needs, regular quarterly dividends, and planned capital expenditures for the next year.

Year 2000
   We have instituted a plan to help ensure that we have no material business interruptions related to Year 2000 issues. The plan consists of evaluation, prioritization, analysis, testing, correction, and contingency planning. We have completed the testing and correction phases of our systems. Our current state of readiness is:

* Major Business Systems. Our major business systems include all financial, sales, purchasing, product manufacturing, inventory management, and logistics modules. We have performed formal testing on all of these major business systems with no transitional problems identified. We will continue to monitor these systems for any new, unforeseen issues that may arise.

* Information Technology (IT) Systems Infrastructure. We have completed our evaluation and upgrade of our existing IT systems infrastructure company-wide.
 The areas evaluated included workstations, servers, network hardware, operating software, and application software.

* Non - IT Systems. We have completed our evaluations and upgrades for Year 2000 compliance of our non - IT systems such as process control equipment, analytical equipment, quality systems, HVAC systems, security systems and material handling systems.

* Third Party Issues. We have surveyed our key supply chain business partners including key raw material suppliers, process control equipment providers, and key providers of utilities, telecommunications, waste management and transportation. We completed this process, with no indications that the supply of key materials or services will be interrupted by Year 2000-related problems.

   We have not incurred, nor do we expect to incur, any material costs related to our Year 2000 compliance efforts. Amounts spent on information technology, and non - IT equipment upgrades, have been planned in accordance with continual efforts to upgrade our capabilities.

   At this time, we believe that all major Year 2000 software, hardware, and business-related issues have been identified. In addition, substantially all internal Year 2000 necessary actions have occurred though normal maintenance and upgrade plans. However, due to the general uncertainty inherent in the Year 2000 issue we are unable to determine with certainty whether the consequences of Year 2000 failures will have a material impact on our financial position, results of operations or cash flows. We believe the upgrades to systems and software that have occurred should reduce the possibility of significant interruptions of normal operations. However, we may experience problems due to Year 2000 difficulties of others.

   We have developed contingency plans for the critical aspects of our business. These plans consist of manual back-up in case of internal IT or non - IT systems failures, identification of alternative suppliers for our key supply chain channels, providing IT disaster recovery resources, and ensuring extra staffing is available near and over the Year 2000 transition.

Safe Harbor
   This Report contains certain forward-looking statements, defined in Section 21E of the Securities Exchange Act of 1934. Forward-looking statements represent our judgement relating to, among other things, future results of operations, growth plans, sales, capital requirements, and general industry and business conditions applicable to us. They are based largely on our current expectations. Our actual results could differ materially from the information contained in the forward-looking statements due to a number of factors, including changes in the availability and cost of raw materials, the level of financial leverage and restrictions from our indebtedness agreements, unanticipated events that may prevent us from competing in existing or new markets, and our ability to successfully complete acquisitions. Investors are also directed to the discussion of risks and uncertainties associated with forward-looking statements contained in our Annual Report on Form 10-K filed with the Securities and Exchange Commission.

Sidebar Bar Chart
Operating Cash Flow
In Millions of Dollars
1997 = $48.4
1998 = $64.5
1999 = $76.5

Sidebar Bar Chart
Capital Expenditures
In Millions of Dollars
1997 = $12.2
1998 = $17.9
1999 = $24.7

Sidebar Bar Chart
Cash Paid for Acquisitions
In Millions of Dollars
1997 = $71.9
1998 = $132.6
1999 = $64.8

Sidebar Bar Chart
Debt Repayments
In Millions of Dollars
1997 =  $27.7
1998 =  $33.5
1999 =  $42.6


CONSOLIDATED BALANCE SHEET
(Dollars in thousands, except share amounts)
                                         October 30,  October 31,
                                             1999         1998
ASSETS
Current Assets
  Cash and equivalents                   $    8,890  $    7,247
  Receivables, net of allowances
    of $3,016 in 1999 and $2,430 in 1998    117,345      91,631
  Inventories                                72,108      64,859
  Prepayments and other                       8,634       9,459
                                         ----------  ----------
  Total Current Assets                      206,977     173,196

Property, Plant and Equipment, Net          242,699     206,887
Goodwill                                    168,497     148,668
Other Assets                                  7,228       4,558
                                         ----------  ----------
                                           $625,401    $533,309
                                         ==========  ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Current maturities of long-term debt    $  13,215  $    8,948
  Accounts payable                           78,644      59,578
  Accrued liabilities                        37,420      32,466
                                         ----------  ----------
  Total Current Liabilities                 129,279     100,992
                                         ----------  ----------

Long-Term Debt, Less Current Maturities     217,094     245,272
Other Liabilities                            38,986      33,449
                                         ----------  ----------
  Total Long-Term Liabilities               256,080     278,721

Company-obligated, mandatorily redeemable
  convertible preferred securities of
Spartech Capital Trust holding solely 6.5%
convertible subordinated debentures          50,000          --

Shareholders' Equity
  Common stock, 27,915,873 and 27,550,107
    Shares issued in 1999 and 1998,
 respectively                                20,925      20,663
  Contributed capital                       101,709      99,407
  Retained earnings                          85,651      50,185
  Treasury stock, at cost, 675,937 shares in
        1999 and 688,917 shares in 1998    (14,835)    (11,875)
  Cumulative translation adjustments        (3,408)     (4,784)
                                         ----------  ----------

  Total Shareholders' Equity                190,042     153,596
                                         ----------  ----------
                                           $625,401    $533,309
                                         ==========  ==========

See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENT OF OPERATIONS
(Dollars in thousands, except per share amounts)
                                              Fiscal Year
                                        1999      1998      1997

Net Sales                            $767,873  $653,855  $502,715
                                     --------  --------  --------
Costs and Expenses
  Cost of sales                       630,911   542,640   420,500
  Selling, general and administrative  45,067    38,257    31,019
  Amortization of intangibles           4,188     3,230     1,495
                                     --------  --------  --------
                                      680,166   584,127   453,014
                                     --------  --------  --------

Operating Earnings                     87,707    69,728    49,701
  Interest                             14,063    13,602     8,393
  Distributions on preferred securities
     of Spartech Capital Trust          2,135        --        --
                                     --------  --------  --------

Earnings Before Income Taxes           71,509    56,126    41,308
  Income taxes                         28,438    22,406    15,815
                                     --------  --------  --------
Net Earnings                        $  43,071   $33,720   $25,493
                                    =========  ========  ========
Net Earnings Per Common Share
  Basic                              $   1.59  $   1.26   $   .96
                                    =========  ========  ========
  Diluted                            $   1.48  $   1.18   $   .92
                                    =========  ========  ========


See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
(Dollars in thousands)
                                                        Cumulative Total
                       CommonContributedRetainedTreasuryTranslationShareholders'
                        Stock  Capital Earnings  Stock Adjustments Equity
Balance, November 2,
 1996                  $19,957 $90,708   $2,703 $(2,061)  $1,088 $112,395
                       --------------- -------  ------- ------- --------
 Stock options exercised    14 (1,407)       --    4,335      --    2,942
 Cash dividends             --     --  (5,284)       --      --  (5,284)
 Treasury stock purchases   --     --       --  (4,401)      --  (4,401)
 Net earnings               --     --   25,493       --      --   25,493
 Translation adjustments    --     --       --       -- (2,756)  (2,756)
Balance, November 1,   --------------- -------  ------- ------- --------
 1997                  $19,971 $89,301  $22,912 $(2,127)$(1,668) $128,389
                       --------------- -------  ------- ------- --------

 Common stock issuance     476  9,524       --       --      --   10,000
 Stock options exercised   216    582       --    3,459      --    4,257
 Cash dividends             --     --  (6,447)       --      --  (6,447)
 Treasury stock purchases   --     --       -- (13,207)      -- (13,207)
 Net earnings               --     --   33,720       --      --   33,720
 Translation adjustments    --     --       --       -- (3,116)  (3,116)
                       --------------- -------  ------- ------- --------
Balance, October 31,
1998                    $20,663 $99,407 $50,185 $(11,875) $(4,784)$153,596
                       --------------- -------  ------- ------- --------
 Common stock issuance      --  1,344       --    6,269      --    7,613
 Stock options exercised   262    958       --    7,394      --    8,614
 Cash dividends             --     --  (7,605)       --      --  (7,605)
 Treasury stock purchases   --     --       --   (16,623)    -- (16,623)
 Net earnings               --     --   43,071       --      --   43,071
 Translation adjustments    --     --       --       --   1,376    1,376
                       --------------- -------  ------- ------- --------
Balance, October 30,
 1999                  $20,925 $101,709 $85,651 $(14,835) $(3,408) $190,042
                       ======================= ================ ========

See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENT OF CASH FLOWS
(Dollars in thousands)
                                              Fiscal Year
                                        1999      1998      1997
                                     --------  --------  --------

Cash Flows From Operating Activities
 Net earnings                         $43,071   $33,720   $25,493
 Adjustments to reconcile net
 earnings to net cash provided by
 operating activities:
     Depreciation and amortization     23,222    18,530    11,548
     Change in current assets
     and liabilities, net of
     effects of acquisitions:
      Receivables                    (12,944)   (2,383)     1,072
      Inventories                         685   (2,268)     1,296
      Prepayments and other             1,411     1,314       538
      Accounts payable                 12,337     4,257     2,902
      Accrued liabilities               4,784       151     (311)
   Other, net                           3,981    11,225     5,852
   Net cash provided by operating    --------  --------  --------
    activities                         76,547    64,546    48,390
                                     --------  --------  --------

Cash Flows From Investing Activities
 Capital expenditures                (24,692)  (17,859)  (12,172)
 Business acquisitions               (64,826) (132,590) (71,920)
 Dispositions of assets                   283     4,264       215
   Net cash used for investing       --------  --------  --------
    activities                       (89,235) (146,185)  (83,877)
                                     --------  --------  --------
Cash Flows From Financing Activities
 Bank borrowings for business
  acquisitions                         64,826   132,590    11,920
 Net borrowings (payments) on bank
  credit facilities                  (41,847)  (32,190)  (27,320)
 Payments on bonds and leases           (718)   (1,272)     (409)
 Issuance of 7.0% Senior Notes             --        --    60,000
 Issuance of common stock               7,613        --        --
 Debt issuance costs                       --     (801)     (451)
 Cash dividends on common stock       (7,605)   (6,447)   (5,284)
 Stock options exercised                8,614     4,257     2,942
 Treasury stock acquired             (16,623)  (13,207)   (4,401)
   Net cash provided by financing    --------  --------  --------
    activities                         14,260    82,930    36,997
                                     --------  --------  --------
 Effect of exchange rate changes on
  cash and equivalents                     71     (102)     (137)
Increase In Cash And Equivalents        1,643     1,189     1,373
Cash And Equivalents At
 Beginning Of Year                      7,247     6,058     4,685
                                     --------  --------  --------
Cash And Equivalents At End Of Year    $8,890    $7,247    $6,058
                                     ========  ========  ========


See accompanying notes to consolidated financial statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)

1) SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and related disclosures.
Actual results could differ from those estimates. Certain prior year amounts have been reclassified to conform to the current year presentation. The
Company's fiscal year ends on the Saturday closest to October 31.  Fiscal  years
1999, 1998 and 1997 each consisted of 52 weeks.

Principles   of   Consolidation  --  The  accompanying  consolidated   financial
statements  include  the accounts of SPARTECH Corporation and  its  wholly-owned subsidiaries. All significant intercompany transactions and balances  have  been eliminated.

Foreign Currency Translation -- Assets and liabilities of the Company's Non-U.S.
operations are translated from their functional currency to U.S. dollars using exchange rates in effect at the balance sheet date. Results of operations are translated using average rates during the period. Adjustments resulting from the translation process are included as a separate component of shareholders' equity. The Company may periodically enter into foreign currency contracts to manage exposures to market risks from prospective changes in exchange rates. No such contracts were outstanding as of October 30, 1999.

Cash Equivalents -- Cash equivalents consist of highly liquid investments with original maturities of three months or less.

Inventories -- Inventories are valued at the lower of cost (first-in, first-out) or market. Finished goods include the costs of material, labor, and overhead.

Property,  Plant and Equipment -- Property, plant and equipment are  carried  at cost.  Depreciation  is  provided on a straight-line basis  over  the  estimated useful lives of the related assets as follows:
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

Goodwill -- Goodwill, representing the excess of the purchase price over the fair value of net assets acquired, is charged against operations on a straight-line basis over the periods estimated to be benefited, not exceeding 40 years.
Goodwill  amortization totaled $4,188, $3,230, and $1,495  in  1999,  1998,  and
1997,  respectively.  Accumulated  amortization  at  October  30,  1999  totaled
$14,660.

The Company reviews goodwill and other long-lived assets for impairment whenever events and changes in business circumstances indicate the carrying value of the assets may not be recoverable. It recognizes impairment losses if expected undiscounted future cash flows of the related assets are less than their carrying value. An impairment loss represents the amount by which the carrying value of an asset exceeds the fair value of the asset. The Company did not recognize any impairment losses for the periods presented.

Financial Instruments -- The Company uses the following methods and assumptions in estimating the fair value of financial instruments:

 Cash,  accounts  receivable, accounts payable, and accrued liabilities  --  the carrying value of these instruments approximates fair value due to their short-
 term nature; and
 Long-term  debt  (including bank credit facilities) and mandatorily  redeemable
 convertible  preferred  securities  --  based  on  borrowing  rates   currently
 available  for  these security instruments with similar terms  and  maturities, the carrying value of these instruments approximates fair value.

Revenue Recognition -- The Company manufactures products for specific customer orders and for standard stock inventory. Revenues are recognized and billings are rendered as the product is shipped to the customer.

Income  Taxes  --  Deferred tax assets and liabilities are  recognized  for  the future  tax  consequences  attributable to  temporary  differences  between  the financial  statement  carrying  amounts of  assets  and  liabilities  and  their respective  tax  bases.  Deferred  tax assets are  also  recognized  for  credit carryforwards based on an assessment (which includes anticipating future income)
in   determining  the  likelihood  of  realization.  Deferred  tax  assets   and
liabilities are measured using the rates expected to apply to taxable income  in the  years  in which the temporary differences are expected to reverse  and  the credits are expected to be used. The effect of a change in tax rates on deferred tax  assets and liabilities is recognized in income in the period that  includes the enactment date.


2) ACQUISITIONS
On  January 7, 1999, the Company completed its acquisition of the net assets  of
Lustro  Plastics  Company,  a  custom sheet and rollstock  extruder  located  in
Evanston,  Illinois  with  annual  sales of  approximately  $28,000.   The  cash
purchase  price  of approximately $10,400 was funded through our  existing  bank credit facility.

On  May 24, 1999, the Company completed its acquisition of the net assets of the
Plastic   Packaging  Division  of  Alltrista  Corporation,  a   well-established
manufacturer of extruded sheet & rollstock packaging materials based in  Muncie,
Indiana   with   sales  approaching  $30,000.   The  cash  purchase   price   of
approximately $34,000 was funded through our existing bank credit facility.

In October 1999 the Company completed the acquisitions of the net assets of Accura Molding Company, Ltd., OS Plastics, and GeoPlast Profile Extrusion.
Sales for the group of companies was approximately $24,000 and the cash purchase price of approximately $21,000 was funded primarily through our revolving bank credit facility in Canada. These acquisitions added custom injection molding, extruded corrugated sheet, and profile extrusion product capabilities to the Company.

On March 31, 1998, the Company completed its acquisition of all the stock of Polycom Huntsman, Inc., a manufacturer of color & specialty compounds. The net cash purchase price was approximately $129,000 (including estimated costs of the transaction and net of cash acquired of $3,000). The acquisition was funded through our bank credit facility and the issuance of $10,000 in Spartech common stock to Polycom shareholders. The fair value of the assets acquired (including approximately $65,000 in goodwill) and liabilities assumed (consisting of accounts payable, accrued liabilities, lease liabilities, and industrial revenue bonds) were $171,000 and $39,000, respectively. For its fiscal year ended March
31, 1998, Polycom's color, specialty, and toll compounding businesses generated annual sales of approximately $115,000.

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

On October 30, 1998, the Company completed its purchase of all the stock of Anjac-Doron Plastics, Inc., a custom profile extruder with annual sales of approximately $9,000. The acquisition price of approximately $6,700 was financed through our bank credit facility.

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

All  these  acquisitions  have been accounted for by the  purchase  method,  and
accordingly,   the  results  of  operations  were  included  in  the   Company's
Consolidated  Statement of Operations from their respective date of acquisition.
The  purchase  price has been allocated to the assets and liabilities,  and  the excess  of  cost  over the fair value of net assets acquired is being  amortized over a forty-year period on a straight-line basis.

The following summarizes unaudited pro forma consolidated results of operations for fiscal year 1999 assuming the OS Plastics, Accura, Alltrista, Lustro, and GeoPlast acquisitions had occurred at the beginning of the fiscal year. The results are not necessarily indicative of what would have occurred had these transactions been consummated as of the beginning of the fiscal year presented, or of future operations of the consolidated companies.


                                            Pro Forma (Unaudited)
                                             1999 1998
           Net Sales                       $810,928         $783,264
                                             ======            ======
           Earnings Before Income Taxes    $ 73,907         $ 64,326
                                             ======            ======
           Net Earnings                    $ 44,511         $ 38,694
                                             ======            ======
           Net Earnings Per
           Common Share -- Diluted         $   1.53         $   1.35
                                             ======            ======


3) INVENTORIES
Inventories at October 30, 1999 and October 31, 1998 are comprised of the following components:

                                             1999 1998
           Raw materials                  $41,781          $42,016
           Finished goods                  30,327           22,843
                                         --------          -------
                                          $72,108          $64,859
                                         ========          =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
4) PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment consisted of the following at October 30, 1999 and October 31, 1998:
                                            1999             1998
Land                                      $  6,936       $   6,369
Buildings and leasehold improvements        51,559          45,312
Machinery and equipment                    251,755         205,124
Furniture and fixtures                       8,278           6,821
                                         ---------       ---------
                                           318,528         263,626

Less accumulated depreciation               75,829          56,739
                                         ---------       ---------
Property, plant and equipment, net        $242,699        $206,887
                                         =========       =========

5) LONG-TERM DEBT
Long-term debt is comprised of the following at October 30, 1999 and October 31, 1998:
                                            1999             1998
     7.0% Senior Unsecured Notes         $  60,000       $  60,000
     7.62% Guaranteed Unsecured Notes       30,000          30,000
     7.21% Senior Unsecured Notes           42,857          50,000
     Bank Credit Facilities                 84,500         100,700
     Other                                  12,952          13,520
                                         ---------       ---------
                                           230,309         254,220
     Less current maturities                13,215           8,948
                                         ---------       ---------
     Total long-term debt                 $217,094        $245,272
                                         =========       =========

On March 31, 1998, the Company amended its unsecured bank credit facility to an aggregate availability of $150,000 for a new five-year term. This facility consists of a $50,000 term loan, which has equal quarterly payments due of $2,500 that reduce this availability over the five-year term, and a $100,000 revolving facility. On September 24, 1999, the Company's Canadian entity entered into an additional $20,000 revolving facility in Canada. The total availability under these bank credit facilities was $155,000 at October 30, 1999. Of the $84,500 outstanding, $35,000 was under term loans and $49,500 under revolving facilities, all of which is classified as long term as no paydowns of the aggregate facility are required within the next year. Interest on our bank credit facilities is payable at a rate chosen by the Company of either prime or LIBOR plus .5% to 1.0%. At October 30, 1999, the Company had fixed LIBOR loans outstanding under the bank credit facilities of $64,000 at 6.2% for a one-month period (LIBOR loans totaled $88,500 at 6.19% on October 31, 1998). The remaining bank credit facility borrowings were at the current prime rate (October 30, 1999 of $3,400 at 8.25% in the U.S. and $17,100 at 5.69% in Canada and October 31, 1998 of $12,200 at 8.0%).

On August 22, 1997, the Company completed a Private Placement of 7.0% Senior Unsecured Notes consisting of $45,000 designated as Series A and $15,000 designated as Series B. The Series A 1997 Notes require equal annual principal payments of approximately $6,429 commencing on August 22, 2001 and the Series B 1997 Notes do not require principal payments before becoming due on August 22, 2004. Interest on the 1997 Notes is payable semiannually on February 22 and August 22 of each year.

On September 27, 1996, the Company completed a $30,000 Private Placement of 7.62% Guaranteed Unsecured Notes over a ten-year term. The 1996 Notes require equal annual principal payments of approximately $4,286 commencing on September 27, 2000. Interest on the 1996 Notes is payable semiannually on March 27 and September 27 of each year.

On August 15, 1995, the Company completed a $50,000 Private Placement of 7.21% Senior Unsecured Notes over a ten-year term. The 1995 Notes require equal annual principal payments of approximately $7,143 that commenced on August 15, 1999. Interest on the 1995 Notes is payable semiannually on February 15 and August 15 of each year.

The other debt consists of industrial revenue bonds, capital leases, and other term notes utilized to finance capital expenditures. These financings mature between 1999 and 2015 and have interest rates ranging from 2.00% to 9.38%.

Scheduled maturities of long-term debt for the next five fiscal years are: 2000- -$13,215; 2001--$18,772; 2002--$18,553; 2003--$102,754; and 2004--$28,748. The
long-term debt contains certain covenants which, among other matters, require the Company to restrict the incurrence of additional indebtedness, satisfy certain ratios and net worth levels, and limit both the sale of assets and merger transactions.

6) CONVERTIBLE PREFERRED SECURITIES
On March 5, 1999, the Company issued $50 million of 6.5% convertible subordinated debentures to Spartech Capital Trust, a Delaware trust under the Company's control. The Company used the proceeds to repay borrowings under our bank credit facilities. The debentures are the sole asset of the Trust and eliminate in consolidation. The Trust purchased the debentures with the proceeds of a $50 million private placement of 6.5% convertible preferred securities of the Trust having an aggregate liquidation preference of $50 million and guaranteed by Spartech. The debentures:

    Are convertible along with the Trust preferred securities, at the option of the preferred security holders, into shares of our common stock at a conversion price equivalent to $30.55 per share of common stock, for a total of 1,636,661 shares;

      Are redeemable along with the Trust preferred securities, at Spartech's option on or after March 1, 2002, at a price equal to 104.56% at October 30, 1999 of the principal amount plus accrued interest, declining annually to a price equal to the principal amount plus accrued interest by March 1, 2009; and

    Mature and are payable, along with the Trust preferred securities, on March 1, 2014, if they have not been previously redeemed or converted.

7) SHAREHOLDERS' EQUITY & STOCK OPTIONS
The authorized capital stock of the Company consists of 45 million shares of $.75 par value common stock and 4 million shares of $1 par value preferred stock.

The Company has an Incentive Stock Option Plan and Restricted Stock Option Plan for executive officers and key employees. The minimum option price is the fair market value per share at the date of grant. The Incentive Plan has 598,625 shares outstanding at October 30, 1999. The maximum number of shares issuable annually under the Restricted Plan is limited to 10% of the Company's outstanding common shares (excluding treasury shares) at each year end through 2001. Notwithstanding the foregoing, the Board of Directors has resolved that at no time will the total unexercised options issued to employees be in excess of 10% of the then outstanding common shares. The options granted and common shares purchased under the Restricted Plan may not be sold or disposed of for a period of three years from the date of option grant. Subject to the limitations discussed above, the number of shares issued, or options granted, pursuant to these plans is at the discretion of the Compensation Committee of the Board of Directors. The Restricted Plan has 2,159,850 shares outstanding at October 30, 1999. Additional options, which have been issued outside the Incentive and Restricted plans discussed above, totaled 80,000 at October 30, 1999.

A summary of the combined activity for the Company's stock options for fiscal years 1999, 1998, and 1997 follows (shares in thousands):


                                  1999           1998             1997
                           Shares   Weighted  Shares Weighted Shares   Weighted
                           Under    Average   Under  Average  Under    Average
                           Option   Exercise  Option Exercise Option   Exercise
                                    Price            Price             Price
Outstanding, beginning
 of year                    3,293     $9.36  3,015   $6.88    2,074     $4.37
 Granted                      302    $18.74    793  $16.11   1,414*     $9.84
 Exercised                  (757)     $7.27  (515)   $5.29    (473)     $4.74
                          ---------        ----------     ----------
Outstanding, end of
 Year                       2,838    $10.91  3,293   $9.36    3,015     $6.88
                           ========        ========         ========
Exercisable, end
of year                     2,531           3,287             3,015
                           ========        ========         ========
Weighted average fair
value of options granted        $6.89              $5.00           $3.95
                               ======            ======          ======

*Amount includes an option for 900 shares issued in conjunction with the settlement of litigation, 560 of which remain outstanding at October 30,1999.



Information with respect to options outstanding at October 30, 1999 follows (shares in thousands):

                        Weighted Average        Weighted
                        Shares Under           Remaining               Average
Range  of  Exercise
Prices                      Option          Contractual  Life     Exercise Price


$ 1.25 --  7.00              843               3.2 years                  $4.49
$ 9.00 -- 10.88             866               4.9 years                  $9.66
$11.00 -- 15.88              758               7.1 years                 $15.65
$16.00 -- 28.94              371               6.6 years                 $18.71
                          ------
                           2,838
                          ======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The  range  from  $16.00  - $28.94 includes 64 shares  under  option  that  were
exercisable  at  October 30, 1999 at an average exercise price of  $18.58.   All
other shares under option were exercisable at October 30, 1999.

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

                                       1999            1998         1997
   Expected Dividend Yield              1.10%         1.30%         1.25%
   Expected Volatility                    33%           31%           35%
   Risk-Free Interest Rates        5.70-5.80%    4.52-4.83%    5.77-5.81%
   Expected Lives                     5 Years       5 Years       5 Years

Had compensation expense been recognized based on these hypothetical values the Company's net income for 1999, 1998, and 1997 would have been $41,818, $31,330, and $23,020, respectively, and diluted earnings per share for 1999, 1998, and 1997 would have been $1.39, $1.10, and $.83, respectively. As a result of changing assumptions, these hypothetical calculations are not necessarily representative of future results.


8) INCOME TAXES
The provision for income taxes for fiscal years 1999, 1998, and 1997 is comprised of the following:
                                        1999      1998      1997
           Federal:
            Current                   $19,823   $14,844    $8,698
            Deferred                    3,138     3,483     3,631
           State                        3,441     2,697     1,819
           Foreign                      2,036     1,382     1,667
                                      -------   -------   -------
            Provision for income taxes$28,438   $22,406   $15,815
                                      =======  ========  ========

Earnings before income taxes for 1999, 1998, and 1997 include $5,634, $4,383, and $4,924, respectively from Non-U.S. operations. The income tax provision on earnings of the Company differs from the amounts computed by applying the U.S. Federal tax rate of 35% as follows:

                                             1999         1998        1997
   Federal income taxes at
   statutory rate                         $25,028      $19,644     $14,458
   State income taxes, net of applicable
        Federal income tax benefits         2,237        1,753       1,182
   Other                                    1,173        1,009         175
                                         --------      -------     -------
                                          $28,438      $22,406     $15,815
                                         ========      =======     =======

At October 30, 1999 and October 31, 1998, the Company's principal components of deferred tax assets and liabilities consisted of the following:
                                                   1999      1998
     Deferred tax assets:
             Tax carryforwards                  $    387  $    486
             Bad debt reserves                       657       675
             Inventories                             250       780
             Accrued liabilities                   7,236     6,571
                                                --------  --------
                                                $  8,530  $  8,512
                                                ========  ========
     Deferred tax liabilities:
             Depreciation                        $38,064   $34,531
             Other                                 3,570     1,295
                                                --------   -------
                                                 $41,634   $35,826
                                                ========   =======

At October 30, 1999 and October 31, 1998, the net current deferred tax asset was $5,446 and $5,969, respectively, and the net noncurrent deferred tax liability was $38,550 and $33,283, respectively.

9) EARNINGS PER SHARE
In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 "Earnings Per Share" ("SFAS 128") which specifies the computation, presentation and disclosure requirements for earnings per share. Basic earnings per share excludes any dilution and is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. All earnings per share data has been calculated in accordance with SFAS 128.
The weighted average number of common shares used in the computations of basic and diluted earnings per share for 1999, 1998, and 1997 follows:

                                            1999         1998         1997
   Basic earnings per share            27,038           26,807       26,418
            Effect of stock options     1,869           1,802        1,420
            Effect of convertible
             preferred securities       1,075             --           --
                                      -------          -------       ------
   Diluted earnings per share          29,982           28,609       27,838
                                      =======          =======      =======

The effect of stock options represents the shares resulting from the assumed exercise of outstanding stock options calculated using the treasury stock method and the effect of convertible preferred securities represents the shares resulting from the assumed conversion using the if converted method. Earnings used in the computations of basic earnings per share represents net earnings as reported. Earnings used in the computation of diluted earnings per share is adjusted to add back the effect of the distributions on preferred securities for the assumed conversion at the beginning of 1999.

10) EMPLOYEE BENEFITS
The Company sponsors or contributes to various retirement benefit and savings plans covering substantially all employees. The total cost of such plans for fiscal years 1999, 1998, and 1997 was $2,639, $1,856, and $1,057, respectively.

11) CASH FLOW INFORMATION
Supplemental information on cash flows for fiscal years 1999, 1998, and 1997 was as follows:

                                           1999           1998          1997
   Cash paid during the year for:
    Interest                            $17,422        $14,535       $7,470
                                       ========       ========     ========
    Income taxes                        $18,431        $15,642      $11,245
                                       ========       ========     ========
   Schedule of business acquisitions:
    Fair value of assets acquired       $75,528       $183,073      $73,517
    Liabilities assumed                (10,146)       (43,434)      (8,443)
    Non-cash consideration/
      holdback payments                   (556)        (7,049)        6,846
                                      ---------       --------     --------
    Total cash paid for the net
      assets acquired                   $64,826       $132,590      $71,920
                                       ========       ========     ========

12) COMMITMENTS AND CONTINGENCIES
The Company conducts certain of its operations in facilities under operating leases. Rental expense for 1999, 1998, and 1997 was $6,767, $5,408, and $3,780,
respectively.

Future minimum lease payments under non-cancelable operating leases, by fiscal year, are: 2000--$4,795; 2001--$3,894; 2002--$2,668; 2003--$2,443; 2004--$1,669;
and $4,189 thereafter.

The Company is also subject to various other claims, lawsuits, and administrative proceedings arising in the ordinary course of business with respect to commercial, product liability, employment, and other matters, several which claim substantial amounts of damages. While it is not possible to estimate with certainty the ultimate legal and financial liability with respect to these claims, lawsuits, and administrative proceedings, the Company believes that the outcome of these other matters will not have a material adverse effect on the Company's financial position or results of operations. The Company currently has no litigation with respect to any environmental matters.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
13) SEGMENT INFORMATION
The Company's forty-three facilities are organized into three reportable segments based on the nature of the products manufactured. The Company utilizes operating earnings to evaluate business segment performance and determine the allocation of resources. Segment accounting policies are the same as policies described in note (1). A description of reportable segments for Spartech Corporation follows:

  Extruded Sheet & Rollstock -- This segment has twenty-one manufacturing facilities and is the largest extruder of custom rigid plastic sheet and rollstock in North America. The segment's finished products are generally thermoformed by its customers for use in a wide variety of markets.

  Color & Specialty Compounds -- This segment operates fourteen plants throughout North America and Europe. The Color & Specialty Compounds segment manufactures custom designed plastic alloys, compounds, color concentrates and calendered film for utilization in numerous applications.

  Molded & Profile Products -- This segment has eight North American facilities which manufacture a number of proprietary items. These include injection molded and printed food packaging, complete thermoplastic wheels and tires, profile extruded products, and injection molded parts for water filtration systems.

Corporate & Other includes unallocated corporate office expenses, goodwill amortization, and other non-allocated expenses. Assets included in Corporate & Other are made up primarily of goodwill, cash and cash equivalents, and deferrals.



                                           1999             1998         1997
  Net Sales

  Extruded Sheet & Rollstock          $ 494,088        $ 455,096    $ 375,822
  Color & Specialty Compounds           217,640          158,191       84,005
  Molded & Profile Products              56,145           40,568       42,888
                                      ---------        ---------    ---------
       Net Sales                      $ 767,873        $ 653,855    $ 502,715
                                      =========        =========    =========

  Operating Earnings
  Extruded Sheet & Rollstock         $   57,648       $   50,531   $   39,625
  Color & Specialty Compounds            28,622           18,078        7,139
  Molded & Profile Products               7,784            5,664        5,896
  Corporate & Other                     (6,347)          (4,545)      (2,959)
                                      ---------        ---------    ---------
       Total Operating Earnings      $   87,707       $   69,728   $   49,701
                                      =========        =========    =========

  Assets
  Extruded Sheet & Rollstock          $ 252,661        $ 185,505   $ 182,870
  Color & Specialty Compounds           152,279          149,810      42,000
  Molded & Profile Products              49,574           29,467      32,102
  Corporate & Other                     170,887          168,527     101,831
                                      ---------        ---------    ---------
       Total Assets                   $ 625,401        $ 533,309   $ 358,803
                                      =========        =========    =========

  Depreciation and Amortization
  Extruded Sheet & Rollstock          $   8,821      $     7,495 $     5,898
  Color & Specialty Compounds             7,467            5,118       1,626
  Molded & Profile Products               2,512            2,117       2,110
  Corporate & Other                       4,422            3,800       1,914
                                      ---------        ---------    ---------
       Total Depreciation
        and Amortization             $   23,222       $   18,530  $   11,548
                                      =========        =========    =========

  Capital Expenditures
  Extruded Sheet & Rollstock         $   12,927      $     9,908 $     6,570
  Color & Specialty Compounds             6,670            5,018       1,467
  Molded & Profile Products               4,595            2,881       4,060
  Corporate & Other                         500               52          75
                                      ---------        ---------    ---------
       Total Capital Expenditures    $   24,692       $   17,859  $   12,172
                                      =========        =========    =========

In addition to the external sales disclosed in the table above, intersegment sales were $20,457, $14,756, and $11,702 for the fiscal years ended 1999, 1998, and 1997 respectively. Nearly all intersegment sales were generated from our Color & Specialty Compounds segment.
The Company operates in three reportable geographic areas--the United States, Canada, and Europe. Geographic financial information for fiscal years 1999, 1998, and 1997 was as follows:

                                                             Total
                             Net Sales                       Assets
                      1999      1998      1997      1999      1998      1997
 United States   $675,988   $572,676 $427,530  $526,502  $460,897  $295,511
 Canada            82,464     75,970   75,185    91,868    63,898    63,292
 Europe             9,421      5,209       --     7,031     8,514        --
                 --------   -----------------  --------  --------  --------
                 $767,873   $653,855 $502,715  $625,401  $533,309  $358,803
                =========   ======== ========  ========  ========  ========



14) QUARTERLY FINANCIAL INFORMATION
Certain unaudited quarterly financial information for the fiscal years ended October 30, 1999 and October 31, 1998 was as follows:
[CAPTION]

                                            Quarter Ended               Fiscal
                                Jan      April     July      Oct         Year
      1999
   Net Sales                $167,801   $196,937  $201,802 $201,333   $767,873
   Gross Profit               30,197     35,066    35,351   36,348    136,962
   Net Earnings                9,157     11,105    11,415   11,394     43,071
   Net Earnings Per Share:
        Basic                    .34        .41       .42      .42       1.59
        Diluted                  .32        .38       .39      .39       1.48

   1998
   Net Sales                $133,081   $165,707  $177,702 $177,365   $653,855
   Gross Profit               22,480     27,918    30,190   30,627    111,215
   Net Earnings                7,021      8,863     9,020    8,816     33,720
   Net Earnings Per Share:
        Basic                    .27        .33       .33      .33       1.26
        Diluted                  .25        .31       .31      .31       1.18

15) COMPREHENSIVE INCOME
On  November  1,  1998  we adopted Statement of Financial  Accounting  Standards
(SFAS) No. 130---"Reporting Comprehensive Income". Comprehensive Income is an entity's change in equity during the period from transactions, events, and circumstances from non-owner sources. The only component of Other Comprehensive Income is foreign currency translation adjustments which represented a $1,376 increase and a $3,116 decrease to reported net earnings in 1999 and 1998, respectively. Accumulated other comprehensive income is represented on the balance sheet as cumulative translation adjustments as of October 30, 1999 and October 31, 1998.

SPARTECH CORPORATION
MANAGEMENT REPORT

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


/s/Bradley B. Buechler    /s/David B. Mueller           /s/Randy C. Martin
Chairman, President       Executive Vice President      Vice President-Finance
and Chief Executive       and Chief Operating           and Chief Financial
Officer                   Officer                       Officer

REPORT OF INDEPENDENT ACCOUNTANTS

To SPARTECH Corporation
We have audited the accompanying consolidated balance sheet of SPARTECH Corporation (a Delaware Corporation) and subsidiaries as of October 30, 1999 and October 31, 1998, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three fiscal years in the period ended October 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SPARTECH Corporation and subsidiaries as of October 30, 1999 and October 31, 1998, and the results of their operations and their cash flows for each of the three fiscal years in the period ended October 30, 1999 in conformity with generally accepted accounting principles.

                                                          Arthur Andersen LLP

St. Louis, Missouri
December 7, 1999

FIVE YEAR SUMMARY

The following table sets forth selected financial data for each of the most recent five fiscal years
                                1999      1998     1997      1996      1995
               (Dollars in Thousands, except per share amounts)
SUMMARY OF OPERATIONS
Net Sales                     $767,873  $653,855  $502,715  $391,348  $352,273
Gross Profit                  $136,962  $111,215   $82,215   $60,572   $49,879
Depreciation and               $23,222   $18,530   $11,548    $7,211    $5,798
Amortization
Operating Earnings             $87,707   $69,728   $49,701   $34,492   $24,604
Interest and Preferred         $16,198   $13,602    $8,393    $5,062    $4,960
Distributions
Net Earnings                   $43,071   $33,720   $25,493   $18,317   $14,534


PER SHARE INFORMATION
Earnings Per Share  -           $ 1.48    $ 1.18     $ .92     $ .74     $ .60
Diluted
Dividends Declared Per Share    $  .28     $ .24     $ .20      $.15     $ .09
Book Value Per Share            $ 6.98    $ 5.72    $ 4.85     $4.26    $ 3.09


BALANCE SHEET INFORMATION
Working Capital                $77,698   $72,204   $63,429   $54,261   $45,108
Total Debt                    $230,309  $254,220         $   $98,466   $59,510
                                                   142,614
Total Assets                  $625,401  $533,309  $358,803  $288,960  $178,329
Cash Flow from Operations      $76,547   $64,546  $ 48,390   $23,160   $16,487
Capital Expenditures           $24,692   $17,859  $ 12,172    $9,566   $10,015
Shareholders' Equity          $190,042  $153,596  $128,389  $112,395   $72,128
Market Value of Equity        $779,743  $483,501  $420,377  $290,405  $148,876


Ratios / Other Data
Gross Margin                     17.8%     17.0%     16.4%     15.5%     14.2%
Operating Margin                 11.4%     10.7%      9.9%      8.8%      7.0%
Effective Tax Rate               39.8%     39.9%     38.3%     37.8%     26.0%
Total Debt to Capitalization     49.0%     62.3%     52.6%     46.7%     45.2%
Return on Average Equity         25.1%     23.9%     21.2%     20.0%     22.3%
Number of Employees              3,350     2,700     2,125     1,800     1,200
Weighted Average Shares         29,982    28,609    27,838    24,874    24,111
Outstanding  - Diluted

INVESTOR INFORMATION

Annual Shareholders' Meeting
SPARTECH's Annual Shareholders' Meeting will be held on Wednesday, March 8, 2000 at Pierre Laclede Center, 7701 Forsyth Blvd., Clayton, MO at 10:00 a.m. A formal notice of the Meeting, together with a Proxy Statement, will be mailed before the meeting to shareholders entitled to vote.

Common Stock and Transfer Agent
As of January 1, 2000, there were approximately 6,000 shareholders of the Company's common stock. The Company's Registrar and Transfer Agent is ChaseMellon Shareholder Services LLC, 85 Challenger Overpeck Center, Ridgefield Park, New Jersey 07660. SPARTECH Corporation's common stock is traded on the New York Stock Exchange under the symbol "SEH." Quarterly stock prices for fiscal years 1999 and 1998 and year-ends 1996 to 1999 are shown to the left.

Dividend Reinvestment Plan and Report on Form 10-K
A Dividend Reinvestment Plan is available to shareholders of the Company, allowing for the automatic investment of cash dividends and direct cash purchases of SPARTECH common stock. For details on the Plan, please contact the Company's Registrar and Transfer Agent, ChaseMellon Shareholder Services at
(888) 213-0965. In addition, the Company will provide, without charge to any shareholder, a copy of its 1999 Report on Form 10-K as filed with the Securities and Exchange Commission. Requests should be directed to SPARTECH Investor Relations at (314) 721-4242 or via the internet at http://www.spartech.com

Research and Informational Reports
Research and informational reports on SPARTECH Corporation are available from the following companies and individuals by calling SPARTECH Investor Relations at (314) 721-4242 or the listed companies direct at the numbers shown below:
        First Analysis - Allan Cohen                     (312) 258-1400
        Janney Montgomery Scott Inc. - Chris Crooks      (215) 665-4446
        Tucker Anthony Cleary Gull - Gary Prestopino     (312) 466-4869

Sidebar Bar Chart
1999 Quarterly Common Stock Prices
1st  Quarter = $17 5/8 to $24 3/8
2nd Quarter = $20 to $25 3/8
3rd Quarter = $21 1/4 to $32 1/2
4th Quarter = $26 7/8 to $30 5/16

Sidebar Bar Chart
1998 Quarterly Common Stock Prices
1st  Quarter = $14 3/4 to $17 9/16
2nd Quarter = $16 3/8 to $23 1/8
3rd Quarter = $19 1/16 to $22 7/8
4th Quarter = $14 3/4 to $19

Sidebar Bar Chart
1996-1999 Year-End Common Stock Price
1996 = $11
1997 = $15 7/8
1998 = $18
1999 = $28 5/8

Sidebar Bar Chart
1996-1999 Common Stock Dividends
1996 = 15 cents
1997 = 20 cents
1998 = 24 cents
1999 = 28 cents