Form 10-K, Exhibit 13
period 2000-10-28
SPARTECH CORP
filed 2001-01-19
CIK 77597

SPARTECH CORPORATION
2000 Annual Report

Management's Discussion and Analysis

Business Overview
Spartech is an intermediate processor of thermoplastics which converts base polymers or resins from commodity suppliers into extruded plastic sheet and rollstock, cell cast acrylic sheet, color concentrates & blended resin compounds, and injection molded & profile extruded products for customers in a wide range of markets. We operate 50 production facilities throughout North America and one in Europe, and are organized into three business segments: (1) Custom Sheet & Rollstock (65% of total sales), (2) Color & Specialty Compounds (24% of total sales), and (3) Molded & Profile Products (11% of total sales). The results discussed below include our 1998 acquisitions of Polycom Huntsman, Inc. (March 1998), Prismaplast Canada Ltd. (April 1998), and Anjac-Doron Plastics, Inc. (October 1998); the 1999 acquisitions of Lustro Plastics Company (January 1999), Alltrista Plastic Packaging (May 1999), Accura Molding Company, Ltd. (October 1999), OS Plastics (October 1999), and GeoPlast (October 1999); and our 2000 acquisitions of High Performance Plastics, Inc. (HPP), a wholly-owned subsidiary of Uniroyal Technology Corporation (February 2000), and Alshin Corporation (October 2000), from the date of acquisition.

Results of Operations
Comparison of Fiscal Years 2000 and 1999
Consolidated net sales increased 25%, from $767.9 million to $961.4 million, including 8% from internal growth. Net sales of the Custom Sheet & Rollstock segment increased 26%, from $494.1 million to $623.7 million. This was due primarily to a 7% increase in internal growth and a 19% increase in sales related to the Lustro, Alltrista, OS Plastics, and HPP acquisitions. Sales to the growing packaging market, net of decreases in sales for manufactured housing, recreational vehicle, and agriculture applications, was the primary factor in the increase in total pounds sold for the sheet group. Net sales of the Color & Specialty Compounds group increased 10%, from $217.6 million to $240.5 million. This was the result of volume increases of 5% and price/mix changes adding another 5% to sales. Sales for the Molded & Profile Products group increased 73%, from $56.2 million to $97.3 million, primarily as a result of the acquisitions of Accura, GeoPlast, and HPP. The sluggishness of several customer end markets is expected to continue through the first half of 2001, but we continue to focus on Product Transformations, new opportunities in packaging markets utilizing Alloy Plastics, and the completion of the modernization of our Spartech Polycast-Stamford facility to improve our sales.

Cost of sales increased from $630.9 million to $789.8 million, but decreased slightly as a percentage of net sales from 82.2% to 82.1%. The cost of sales percentage in 2000 reflected the net effect of improvements in production efficiencies mostly offset by the impact of increasing resin prices, higher raw material costs, research & development costs on pending projects, and costs to convert three production plants to warehouse facilities during the year.

Selling, general, and administrative expenses increased from $45.1 million to $55.3 million, but dropped to 5.8% as a percentage of net sales.

Operating earnings increased 25%, from $87.7 million to $109.8 million. Operating earnings as a percentage of net sales remained at 11.4% despite significant increases in resin prices during fiscal 2000, as our Pyramid of Productivity teams worked to improve our key measures of pounds produced per machine hour, reject rates, and machine downtime.

Interest expense increased from $16.2 million to $29.1 million, as a result of borrowings related to our 1999 and 2000 acquisitions.

Our effective tax rate decreased from 39.8% to 38.1% as a result of the implementation of the initial phase of our state tax restructuring effort. We expect this lower rate to be in effect for fiscal 2001 as well, with continuing benefits anticipated from several tax reduction projects.

Comparison of Fiscal Years 1999 and 1998
Consolidated net sales increased 17%, from $653.9 million to $767.9 million, including 8% from internal growth. Net sales of the Custom Sheet & Rollstock segment increased 9%, from $455.1 million to $494.1 million. This was due primarily to a 7% increase in pounds sold and a 5% increase in sales related to the Lustro and Alltrista acquisitions, offset in part by a negative 3% price/product mix change. Sales to the growing packaging and recreation & leisure markets were the primary factor in the increase in pounds sold for the sheet group. Net sales of the Color & Specialty Compounds group increased 38%, from $158.2 million to $217.6 million. This was primarily the result of our 1998 mid-year acquisitions of Polycom and Prismaplast. Pounds sold increased by 9% while price and product mix changes had a negative 5% effect on sales. The negative price change reduced sales dollars, mostly reflecting an increase in our tolling business, which is the value-added processing and conversion of customer-owned material. Sales for the Molded & Profile Products group increased 38%, from $40.6 million to $56.2 million, primarily as a result of our 1998 acquisition of Anjac-Doron.

Cost of sales increased from $542.6 million to $630.9 million, but as a percentage of net sales decreased from 83.0% to 82.2%. The more favorable cost of sales percentage in 1999 was primarily due to improved production efficiencies and sales of Alloy Plastics and Product Transformation products, partially offset by an increase in depreciation as a result of our capital expenditures during the last 24 months.

Selling, general, and administrative expenses increased from $38.3 million to $45.1 million, but remained at 5.9% as a percentage of net sales.

Operating earnings increased 26%, from $69.7 million to $87.7 million. Operating earnings as a percentage of net sales also increased from 10.7% to 11.4%. These gains in operating earnings were achieved through the increased sales levels, improved production efficiencies, and the sale of Alloy Plastics, discussed above.

Interest expense and distributions on Preferred Securities increased 19%, from $13.6 million to $16.2 million, as a result of borrowings related to the 1998 and 1999 acquisitions.

Our effective tax rate decreased from 39.9% to 39.8% as we gained some synergies in our multi-jurisdiction tax filings across our 43 operations.

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

The plastic resins we use in our production process are crude oil or natural gas derivatives which are available from a number of domestic and foreign suppliers. Accordingly, our raw materials are only somewhat affected by supply, demand, and price trends of the petroleum industry. The pricing of resins tends to be independent of crude oil or natural gas prices except in periods of anticipated or actual shortages. We are not aware of any trends in the petroleum industry which will significantly affect our sources of raw materials in 2001.

Sidebar Bar Chart
Net Sales
In Million of Pounds
1998 = 902
1999 = 1,186
2000 = 1,309

Sidebar Bar Chart
Gross Margin
As % of Sales
1998 = 17.0%
1999 = 17.8%
2000 = 17.9%

Sidebar Bar Chart
SG&A Expenses
As a Percent of Sales
1998 = 5.9%
1999 = 5.9%
2000 = 5.8%

Sidebar Bar Chart
Operating Earnings
In Millions of Dollars
1998 = $69.7
1999 = $87.7
2000 = $109.8

Liquidity and Capital Resources
Cash Flow
Our primary sources of liquidity have been cash flows from operating activities and borrowings from third parties. Our principal uses of cash have been to support our operating activities, invest in capital improvements, and finance strategic acquisitions.

We continue to generate strong cash flows from operations, due in part to the continuing increases in our net earnings. Operating cash flows used by changes in working capital were $24.4 million in 2000 resulting from the significant increases in our raw material costs during the year, while changes in working capital provided $6.3 million of cash flow in 1999.

Our primary investing activities are capital expenditures and acquisitions of businesses in the plastics industry. Capital expenditures are primarily incurred to maintain and improve productivity, as well as to modernize and expand facilities. Capital expenditures were $17.9 million for 1998, $24.7 million for 1999, and $29.2 million for 2000. We anticipate total capital expenditures of approximately $20 million for 2001. The net cash purchase price for Polycom, in March 1998, was approximately $129 million. In addition, we completed two other acquisitions in fiscal 1998 which, when combined with the Polycom purchase, totaled $132.6 million of cash paid for acquired businesses. Our 1999 business acquisitions combined for a total cash paid of $64.8 million. In fiscal 2000, we completed two acquisitions-the purchase of HPP for $215.4 million and Alshin for $10.2 million. In the first half of fiscal 2001 we will focus primarily on strengthening our balance sheet (working capital improvements and debt reduction), but continue to evaluate value-added acquisition opportunities that meet our stringent acquisition criteria.

Our cash flows provided by financing activities were $82.9 million for 1998. The primary activities were bank borrowings of $132.6 million for acquisitions, repayment of debt of $33.5 million, purchases of treasury stock of $13.2 million, common stock dividends of $6.4 million, and proceeds from stock options exercised of $4.3 million. Our cash flows provided by financing activities were $14.3 million for 1999. The primary activities were bank borrowings of $64.8 million for acquisitions, repayment of debt of $42.6 million, purchases of treasury stock of $16.6 million, common stock dividends of $7.6 million, and proceeds from stock options exercised of $8.6 million. Our cash flows provided by financing activities were $194.5 million for 2000. The primary activities were bank borrowings of $225.6 million for acquisitions, repayment of debt of $4.9 million, purchases of treasury stock of $22.7 million, and proceeds from stock options exercised of $5.9 million. The lower debt repayments total in 2000 reflected the effect of higher stock repurchases, and the increases in capital expenditures and working capital during the year. We paid common stock dividends of $9.4 million, or 34 cents per share, in 2000, and at its December
2000 meeting, our board of directors raised the dividend to an annual rate of 38 cents per share.

Financing Arrangements
In conjunction with the Polycom acquisition, on March 31, 1998, we increased our $40 million bank credit facility to an aggregate availability of $150 million. The facility was unsecured and had a five-year term, with interest payable at a rate chosen by us of either prime or LIBOR plus 0.5% to 1.0%. In conjunction with our two Canadian acquisitions in October 1999, we entered into a credit facility for an additional $20 million (in US dollars) of availability in Canada. On February 25, 2000, in connection with the closing of the HPP acquisition, we entered into a new $250 million bank credit facility representing a revolving credit line with a five-year term. Interest on our bank credit facility is payable at a rate chosen by us of either prime or LIBOR plus a 0.625% to 1.250% borrowing margin. At October 28, 2000, our total borrowings under the bank credit facilities were $220.4 million at a weighted average rate of 7.5%, and we had $49.6 in remaining availability.

On November 8, 2000, we entered into an interest rate swap for $125 million of our fixed LIBOR loans outstanding. Under the swap arrangement, our LIBOR rate is fixed at 6.48%, plus the borrowing margin, for a period of two years. This swap arrangement will be accounted for in accordance with Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities." The adoption of this standard in fiscal 2001 is not anticipated to have a material effect on the consolidated financial statements.

On March 5, 1999, we issued $50 million of 6.5% convertible subordinated debentures to Spartech Capital Trust, a Delaware trust we control. We used the proceeds to repay borrowings under our bank credit facility. The debentures are
(1) convertible into shares of our common stock at a conversion price equivalent to $30.55 per share of common stock, for a total of 1,636,661 shares; (2) redeemable on or after March 1, 2002, at the option of the Company; and (3) payable on March 1, 2014, if they have not been previously redeemed or converted.

On June 8, 1999, we announced the completion of a secondary public offering of 2,328,968 shares of our common stock. These shares represented all the common stock of the Company owned by two selling shareholders. In addition to the shares offered by the selling shareholders, we sold the underwriters an additional 345,000 shares to cover over-allotments. The stock was sold to the public at $24.00 per share. The net proceeds received by the Company from the sale of the over-allotment shares, $7.6 million, was used to repay bank credit facility borrowings in support of future strategic expansions.

On February 18, 2000, we issued $100 million of 7.0% convertible subordinated debentures to Spartech Capital Trust. We used the proceeds to repay borrowings under our bank credit facility. The debentures are (1) convertible into shares of our common stock at a conversion price equivalent to $34.00 per share of common stock, for a total of 2,941,476 shares; (2) redeemable after March 1, 2003, at the option of the Company; and (3) payable on March 31, 2015, if they have not been previously redeemed or converted.

We anticipate that cash flows from operations, together with the financing and borrowings under our bank credit facility, will satisfy our working capital needs, regular quarterly dividends, and planned capital expenditures for the next year.

Safe Harbor
This Report contains certain forward-looking statements, defined in Section 21E of the Securities Exchange Act of 1934. Forward-looking statements represent our judgement relating to, among other things, future results of operations, growth plans, sales, capital requirements, and general industry and business conditions applicable to us. They are based largely on our current expectations. Our actual results could differ materially from the information contained in the forward-looking statements due to a number of factors, including changes in the availability and cost of raw materials, the level of financial leverage and restrictions from our indebtedness agreements, unanticipated events that may prevent us from competing in existing or new markets, and our ability to successfully complete or integrate acquisitions. Investors are also directed to the discussion of risks and uncertainties associated with forward-looking statements contained in our Annual Report on Form 10-K filed with the Securities and Exchange Commission.

Sidebar Bar Chart
Operating Cash Flow
In Millions of Dollars
1998 = $64.5
1999 = $76.5
2000 = $60.4

Sidebar Bar Chart
Capital Expenditures
In Millions of Dollars
1998 = $17.9
1999 = $24.7
2000 = $29.2

Sidebar Bar Chart
Cash Paid for Acquisitions
In Millions of Dollars
1998 = $132.6
1999 = $64.8
2000 = $225.6

Sidebar Bar Chart
Debt Repayments
In Millions of Dollars
1998 = $33.5
1999 = $42.6
2000 = $4.9

Sidebar Bar Chart
Fixed Rate Financings
% of Total Financings
1998 = 60%
1999 = 70%
2000 = 81%

Sidebar Bar Chart
Interest Rates
Weighted Average Rate
1998 = 6.7%
1999 = 6.7%
2000 = 7.2%



CONSOLIDATED BALANCE SHEET
(Dollars in thousands, except share amounts)
                                                       October 28,October 30,
                                                           2000      1999
ASSETS
Current Assets
 Cash and equivalents                                   $  10,495 $   8,890
 Receivables, net of allowances
   of $3,627 in 2000 and $3,016 in 1999                   143,733   117,345
 Inventories                                               95,130    72,108
 Prepayments and other                                      8,443     8,634
				                         --------   -------
 Total Current Assets                                     257,801   206,977
                                                         --------   -------

Property, Plant and Equipment, Net                        311,621   242,699
Goodwill                                                  305,153   168,497
Other Assets                                               14,394     7,228
                                                 	 -------- ---------
                                                        $ 888,969 $ 625,401
							 ========  ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
 Current maturities of long-term debt                   $  18,667 $  13,215
 Accounts payable                                          90,077    78,644
 Accrued liabilities                                       38,016    37,420
							 --------   --------
 Total Current Liabilities                                146,760   129,279
                                                         --------   --------

Long-Term Debt, Less Current Maturities                   334,178   217,094
Other Liabilities                                          47,009    38,986
                                                         --------   --------
 Total Long-Term Liabilities                              381,187   256,080
                                                         --------   --------

Company-obligated, mandatorily redeemable convertible
 preferred securities of Spartech Capital Trusts
 holding solely convertible subordinated debentures       150,000    50,000

Shareholders' Equity
 Common stock, 28,067,023 and 27,915,873
   Shares issued in 2000 and 1999, respectively            21,039    20,925
 Contributed capital                                       95,241   101,709
 Retained earnings                                        126,149    85,651
 Treasury stock, at cost, 1,203,456 shares in
   2000 and 675,937 shares in 1999                       (25,306)  (14,835)
 Cumulative translation adjustments                       (6,101)   (3,408)
                                                         --------  --------

 Total Shareholders' Equity                               211,022   190,042
							 --------  --------
                                                        $ 888,969 $ 625,401
							 ========  ========
See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF OPERATIONS
(Dollars in thousands, except per share amounts)

                                                      Fiscal Year
                                               2000       1999       1998
Net Sales                                    $961,428   $767,873   $653,855
					     --------   --------   --------
Costs and Expenses
 Cost of sales                               789,759    630,911     542,640
 Selling, general and administrative          55,317     45,067      38,257
 Amortization of intangibles                   6,591      4,188       3,230
					     --------   --------   --------
                                             851,667    680,166     584,127
					     --------   --------   --------


Operating Earnings                           109,761     87,707      69,728
 Interest                                     20,996     14,063      13,602
 Distributions on preferred securities of
   Spartech Capital Trusts                     8,135      2,135           -
					     --------   --------   --------

Earnings Before Income Taxes                  80,630     71,509      56,126
 Income taxes                                 30,723     28,438      22,406
					     --------   --------    --------
Net Earnings                                 $49,907     43,071      33,720
					     ========   ========   ========

Net Earnings Per Common Share
 Basic                                       $  1.83    $  1.59    $   1.26
					     ========   ========   ========
 Diluted                                     $  1.72    $  1.48    $   1.18
					     ========   ========   ========
See accompanying notes to consolidated financial statements.

PAGE 16

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
(Dollars in thousands)
                                                       Cumulative   Total
                     CommonContributed RetainedTreasuryTranslationShareholders'
                     Stock   Capital   Earnings Stock Adjustments   Equity
Balance, November 1,
1997                $19,971  $89,301  $ 22,912 $(2,127)  $(1,668) $ 128,389
		    -------  -------- -------- --------  --------  --------

 Common stock
 issuance               476    9,524         -        -         -    10,000
 Stock options
 exercised              216      582         -    3,459         -     4,257
 Cash dividends           -        -   (6,447)        -         -   (6,447)
 Treasury stock
 purchases                -        -         - (13,207)         -  (13,207)
 Net earnings             -        -    33,720        -         -    33,720
 Translation
 adjustments              -        -         -        -   (3,116)   (3,116)
		    --------  -------- -------- -------- --------  --------
Balance, October 31,
1998                $20,663  $99,407  $ 50,185 $(11,875) $(4,784) $ 153,596
		    -------- -------- -------- --------- --------  --------

 Common stock
 issuance                 -    1,344         -    6,269         -     7,613
 Stock options
 exercised              262      958         -    7,394         -     8,614
 Cash dividends           -        -   (7,605)        -         -   (7,605)
 Treasury stock
 purchases                -        -         -  (16,623)        -  (16,623)
 Net earnings             -        -    43,071        -         -    43,071
 Translation
 adjustments              -        -         -        -     1,376     1,376
		    -------  -------- --------  --------  --------  --------
Balance, October 30,
1999                $20,925  $101,709 $ 85,651 $(14,835) $(3,408) $ 190,042
		    -------  -------- -------- --------- --------  --------

 Stock options
 exercised              114  (6,468)         -   12,231         -     5,877
 Cash dividends           -        -   (9,409)        -         -   (9,409)
 Treasury stock
 purchases                -        -         - (22,702)         -  (22,702)
 Net earnings             -        -    49,907        -         -    49,907
 Translation
 adjustments              -        -         -        -   (2,693)   (2,693)
		    -------- -------- -------- -------- ---------  --------
Balance, October 28,
2000                $21,039  $95,241  $126,149 $(25,306) $(6,101) $ 211,022
		    ======== ======== ======== ========= ========  ========

See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENT OF CASH FLOWS
(Dollars in thousands, except per share amounts)

                                                      Fiscal Year
                                               2000       1999       1998
Cash Flows From Operating Activities
Net earnings                               $  49,907   $ 43,071   $  33,720
Adjustments to reconcile net
earnings to net cash provided by
operating activities:
   Depreciation and amortization              31,905     23,222      18,530
   Change in current assets
   and liabilities, net of
   effects of acquisitions:
     Receivables                             (8,529)   (12,944)     (2,383)
     Inventories                             (5,336)        685     (2,268)
     Prepayments and other                       211      1,411       1,314
     Accounts payable                        (2,636)     12,337       4,257
     Accrued liabilities                     (8,098)      4,784         151
   Other, net                                  2,989      3,981      11,225
					    ---------  ---------   ---------
 Net cash provided by operating
   activities                                 60,413     76,547      64,546
					    ---------  ---------   ---------

Cash Flows From Investing Activities
 Capital expenditures                       (29,192)   (24,692)    (17,859)
 Business acquisitions                     (225,554)   (64,826)   (132,590)
 Dispositions of assets                        1,473        283       4,264
					   ----------  ---------   ---------
   Net cash used for investing
     activities                            (253,273)   (89,235)   (146,185)
					   ----------  ---------   ---------

Cash Flows From Financing Activities
 Bank borrowings for business
   acquisitions                              225,554     64,826     132,590
 Payments on bank credit facilities          (2,996)   (41,847)    (32,190)
 Payments on bonds and leases                (1,863)      (718)     (1,272)
 Issuance of common stock                          -      7,613           -
 Debt issuance costs                               -          -       (801)
 Cash dividends on common stock              (9,409)    (7,605)     (6,447)
 Stock options exercised                       5,877      8,614       4,257
 Treasury stock acquired                    (22,702)   (16,623)    (13,207)
					   ---------   ---------   ---------
   Net cash provided by financing
     activities                              194,461     14,260      82,930
					    ---------  ---------   ---------

 Effect of exchange rate changes on
   cash and equivalents                            4         71       (102)
Increase in cash and equivalents               1,605      1,643       1,189
Cash And Equivalents At Beginning Of Year      8,890      7,247       6,058
					    --------- ---------   ---------
Cash And Equivalents At End Of Year        $  10,495   $  8,890   $   7,247
					    =========  =========   =========

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)

1) SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates. Certain prior year amounts have been reclassified to conform to the current year presentation. The Company's fiscal year ends on the Saturday closest to October 31. Fiscal years 2000, 1999, and 1998 each consisted of 52 weeks, while fiscal year 2001 will include 53 weeks.

Principles of Consolidation - The accompanying consolidated financial statements include the accounts of SPARTECH Corporation and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

Foreign Currency Translation - Assets and liabilities of the Company's non-U.S. operations are translated from their functional currency to U.S. dollars using exchange rates in effect at the balance sheet date. Results of operations are translated using average rates during the period. Adjustments resulting from the translation process are included as a separate component of shareholders' equity. The Company may periodically enter into foreign currency contracts to manage exposures to market risks from prospective changes in exchange rates. No such contracts were outstanding as of October 28, 2000 or October 30, 1999.

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

Goodwill - Goodwill, representing the excess of the purchase price over the fair value of net assets acquired, is charged against operations on a straight-line basis over the periods estimated to be benefited, not exceeding 40 years. Goodwill amortization totaled $6,591, $4,188, and $3,230 in 2000, 1999, and 1998, respectively. Accumulated amortization at October 28, 2000 and October 30, 1999 totaled $21,251 and $14,660, respectively.

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

Financial Instruments - The Company selectively uses derivative financial instruments to manage its interest costs as well as its balance of floating rate and fixed rate financings. No credit loss is anticipated as the counterparties to these agreements are major financial institutions with high credit ratings. The Company does not enter into derivatives for trading purposes. The net amount to be paid or received under an interest rate swap agreement is accrued over the life of the agreement as a separate component of interest expense. No such derivatives were outstanding at October 28, 2000 or October 30, 1999.

The Company uses the following methods and assumptions in estimating the fair value of financial instruments:

   Cash, accounts receivable, accounts payable, and accrued liabilities - the carrying value of these instruments approximates fair value due to their short-term nature;

   Derivative Financial Instruments - Based upon quoted market prices or market prices for instruments with similar terms and maturities; and

   Long-term debt (including bank credit facilities) and mandatorily redeemable convertible preferred securities - based on borrowing rates currently available for these security instruments with similar terms and maturities, the carrying value of these instruments approximates fair value.

Revenue Recognition - The Company manufactures products for specific customer orders and for standard stock inventory. Revenues are recognized and billings are rendered as the product is shipped to the customer.

Income Taxes - Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for credit carry forwards based on an assessment (which includes anticipating future income) in determining the likelihood of realization. Deferred tax assets and liabilities are measured using the rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse and the credits are expected to be used. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

2) ACQUISITIONS

In October 2000, the Company completed its acquisition of Alshin Corporation, a manufacturer of urethane-based tires supplying primarily the healthcare industry, with annual sales of approximately $10,000. The cash purchase price of approximately $10,200 was funded through our existing bank credit facility.

On February 28, 2000, the Company completed the purchase of substantially all of the assets of HPP, a well-established manufacturer of extruded sheet and rollstock, cell cast acrylic, and other proprietary plastic products, based in South Bend, Indiana, with sales of approximately $130,000 for its most recent fiscal year, which ended September 26, 1999. The net cash purchase price for HPP was approximately $215,400 including costs of the transaction. The purchase was financed through our new $250,000 bank credit facility. The fair value of the assets acquired (including approximately $134,000 in goodwill) and liabilities assumed (consisting of accounts payable and accrued liabilities) were $234,800 and $19,400, respectively.

In October 1999, the Company completed the acquisitions of the net assets of Accura Molding Company, Ltd., OS Plastics, and GeoPlast Profile Extrusion. Sales for the group of companies was approximately $24,000, and the cash purchase price of approximately $21,000 was funded primarily through our revolving bank credit facility in Canada. These acquisitions added custom injection molding, extruded corrugated sheet, and profile extrusion product capabilities to the Company.

On May 24, 1999, the Company completed its acquisition of the net assets of the Plastic Packaging Division of Alltrista Corporation, a well-established manufacturer of extruded sheet & rollstock packaging materials, based in Muncie, Indiana, with sales approaching $30,000. The cash purchase price of approximately $34,000 was funded through our existing bank credit facility.

On January 7, 1999, the Company completed its acquisition of the net assets of Lustro Plastics Company, a custom sheet and rollstock extruder located in Evanston, Illinois, with annual sales of approximately $28,000. The cash purchase price of approximately $10,400 was funded through our existing bank credit facility.

On October 30, 1998, the Company completed its purchase of all the stock of Anjac-Doron Plastics, Inc., a custom profile extruder with annual sales of approximately $9,000. The acquisition price of approximately $6,700 was financed through our bank credit facility.

On April 26, 1998, the Company completed the purchase of the net assets of Prismaplast Canada Ltd. of Montreal, a producer of color concentrates and specialty compounds, with net sales for 1997 of approximately $10,000. The acquisition price approximated $5,000, which was financed through operating cash flow and our bank credit facility.

On March 31, 1998, the Company completed its acquisition of all the stock of Polycom Huntsman, Inc., a manufacturer of color & specialty compounds. The net cash purchase price was approximately $129,000. The acquisition was funded through our bank credit facility and the issuance of $10,000 in SPARTECH common stock to Polycom shareholders. The fair value of the assets acquired (including approximately $65,000 in goodwill) and liabilities assumed (consisting of accounts payable, accrued liabilities, lease liabilities, and industrial revenue bonds) were $171,000 and $39,000, respectively. For its fiscal year ended March 31, 1998, Polycom's color, specialty, and toll compounding businesses generated annual sales of approximately $115,000.

All these acquisitions have been accounted for by the purchase method, and accordingly, the results of operations were included in the Company's Consolidated Statement of Operations from their respective date of acquisition. The purchase price has been allocated to the assets and liabilities (on a preliminary basis for the HPP Acquisition), and the excess of cost over the fair value of net assets acquired is being amortized over a forty-year period on a straight-line basis.

The following summarizes unaudited pro forma consolidated results of operations assuming the OS Plastics, Accura, Alltrista, Lustro, GeoPlast, HPP, and Alshin acquisitions had occurred at the beginning of each of the fiscal years presented. The results are not necessarily indicative of what would have occurred had these transactions been consummated as of the beginning of the fiscal year presented, or of future operations of the consolidated companies.

                                        Pro Forma (Unaudited)
                                           2000        1999
       Net Sales                        $1,013,103  $  953,727
					==========  ==========
       Earnings Before Income Taxes     $   82,055  $   77,092
					==========  ==========
       Net Earnings                     $   50,789  $   46,434
					==========  ==========
       Net Earnings Per Common
       Share - Diluted                  $     1.75  $     1.59
					==========  ==========

3) INVENTORIES

Inventories at October 28, 2000 and October 30, 1999 are comprised of the following components:

                                           2000        1999
       Raw materials                    $   55,253  $   41,781
       Finished goods                       39,877      30,327
					----------  ----------
                                        $   95,130  $   72,108
					==========  ==========





4) PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following at October 28, 2000 and October 30, 1999:

                                           2000        1999
       Land                             $   12,095  $    6,936
       Buildings and leasehold
       improvements                         65,947      51,559
       Machinery and equipment             323,866     251,755
       Furniture and fixtures               10,465       8,278
					 ----------  ----------
                                           412,373     318,528

       Less accumulated depreciation       100,752      75,829
					 ----------  ----------
       Property, plant and
       equipment, net                   $  311,621  $  242,699
					 ==========  ==========

5) LONG-TERM DEBT

Long-term debt is comprised of the following at October 28, 2000 and October 30, 1999:

                                           2000        1999
       7.0% Senior Unsecured Notes      $   60,000  $   60,000
       7.62% Guaranteed Unsecured Notes     25,714      30,000
       7.21% Senior Unsecured Notes         35,714      42,857
       Bank Credit Facilities              220,361      84,500
       Other                                11,056      12,952
					----------  ----------
                                           352,845     230,309
       Less current maturities              18,667      13,215
					----------  ----------
       Total long-term debt             $  334,178  $  217,094
					==========  ==========

On February 25, 2000, the Company amended its unsecured bank credit facility to an aggregate availability of $250,000 for a new five-year term. On September 24, 1999, the Company's Canadian entity entered into an additional $20,000 revolving facility in Canada. The total availability under these bank credit facilities was $270,000 at October 28, 2000, all of which is classified as long-term, as no paydowns of the aggregate facilities are required within the next year. Interest on our bank credit facilities is payable at a rate chosen by the Company of either prime or LIBOR plus a 0.625% to 1.25% borrowing margin and the agreement requires a fee of 0.15 - 0.30% for any unused portion of the facilities. At October 28, 2000, the Company had fixed LIBOR loans outstanding under the bank credit facilities of $180,000 at 7.625% in the U.S. and $16,361 at 6.58% in Canada for a one-month period (LIBOR loans totaled $64,000 at 6.2% on October 30, 1999). On November 8, 2000, the Company entered into an interest rate swap for $125,000 of its fixed LIBOR loans outstanding. Under the swap arrangement, the Company's LIBOR rate is fixed at 6.48%, plus the borrowing margin, for a period of two years. The remaining bank credit facility borrowings were at the current prime rate (October 28, 2000 of $24,000 at 9.5% and October 30, 1999 of $3,400 at 8.25% in the U.S. and $17,100 at 5.69% in Canada).

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




On September 27, 1996, the Company completed a $30,000 private placement of 7.62% Guaranteed Unsecured Notes over a ten-year term. The 1996 Notes require equal annual principal payments of approximately $4,286 that commenced on September 27, 2000. Interest on the 1996 Notes is payable semiannually on March 27 and September 27 of each year.

On August 15, 1995, the Company completed a $50,000 private placement of 7.21% Senior Unsecured Notes over a ten-year term. The 1995 Notes require equal annual principal payments of approximately $7,143 that commenced on August 15, 1999. Interest on the 1995 Notes is payable semiannually on February 15 and August 15 of each year.

The other debt consists of industrial revenue bonds, capital leases, and other term notes utilized to finance capital expenditures. These financings mature between 2000 and 2016 and have interest rates ranging from 4.60% to 9.38%.

Scheduled maturities of long-term debt for the next five fiscal years are: 2001- $18,667; 2002-$18,526; 2003-$34,613; 2004-$33,028; and 2005-$221,995. The long-
term debt contains certain covenants which, among other matters, require the Company to restrict the incurrence of additional indebtedness, satisfy certain ratios and net worth levels, and limit both the sale of assets and merger transactions.

6) CONVERTIBLE PREFERRED SECURITIES

On February 18, 2000, the Company issued $100,000 of 7.0% convertible subordinated debentures to Spartech Capital Trust II, a Delaware trust we control. We used the proceeds to repay borrowings under our bank credit facility. The debentures are the sole asset of the trust and eliminate in consolidation. The trust purchased the debentures with the proceeds of a $100,000 private placement of 7.0% convertible preferred securities of the trust having an aggregate liquidation preference of $100,000 and guaranteed by SPARTECH. The debentures:

 Are convertible along with the trust's preferred securities, at the option of the preferred security holders, into shares of our common stock at a conversion price equivalent to $34.00 per share of common stock, for a total of 2,941,476 shares;
 Are redeemable along with the trust's preferred securities, at SPARTECH's option after March 1, 2003, at a price equal to 104.90% of the principal amount plus accrued interest at October 28, 2000, declining annually to a price equal to the principal amount plus accrued interest after March 1, 2010; and
 Mature and are payable, along with the trust's preferred securities, on March 31, 2015, if they have not been previously redeemed or converted.

On March 5, 1999, the Company issued $50,000 of 6.5% convertible subordinated debentures to Spartech Capital Trust, a Delaware trust under the Company's control. The Company used the proceeds to repay borrowings under our bank credit facilities. The debentures are the sole asset of the trust and eliminate in consolidation. The trust purchased the debentures with the proceeds of a $50,000 private placement of 6.5% convertible preferred securities of the trust, having an aggregate liquidation preference of $50,000 and guaranteed by SPARTECH. The debentures:

 Are convertible along with the trust's preferred securities, at the option of the preferred security holders, into shares of our common stock at a conversion price equivalent to $30.55 per share of common stock, for a total of 1,636,661 shares;
 Are redeemable along with the trust's preferred securities, at SPARTECH's option after March 1, 2002, at a price equal to 104.56% of the principal amount plus accrued interest at October 28, 2000, declining annually to a price equal to the principal amount plus accrued interest after March 1, 2009; and
 Mature and are payable, along with the trust's preferred securities, on March 31, 2014, if they have not been previously redeemed or converted.

7) SHAREHOLDERS' EQUITY & STOCK OPTIONS

The authorized capital stock of the Company consists of 45 million shares of $.75 par value common stock and 4 million shares of $1 par value preferred stock.

The Company has an Incentive Stock Option Plan and Restricted Stock Option Plan for executive officers and key employees. The minimum option price is the fair market value per share at the date of grant. The maximum number of shares issuable annually under the Restricted Plan is limited to 10% of the Company's outstanding common shares (excluding treasury shares) at each year end. Notwithstanding the foregoing, the Board of Directors has resolved that at no time will the total unexercised options issued to employees be in excess of 10% of the then outstanding common shares. The options granted and common shares purchased under the Restricted Plan may not be sold or disposed of for a period of three years from the date of option grant. Subject to the limitations discussed above, the number of options granted pursuant to these plans is at the discretion of the Compensation Committee of the Board of Directors. The Incentive Plan has 604,762 shares outstanding at October 28, 2000. The Restricted Plan has 1,790,600 shares outstanding at October 28, 2000. Additional options outstanding, which have been issued outside the Incentive and Restricted plans totaled 80,000 at October 28, 2000.

A summary of the combined activity for the Company's stock options for fiscal years 2000, 1999, and 1998 follows (shares in thousands):
                            2000            1999            1998
                      ---------------- --------------- ----------------
                      Shares  Weighted Shares Weighted Shares  Weighted
                      Under   Average  Under  Average  Under   Average
                      Option Exercise Option Exercise  Option  Exercise
                               Price           Price            Price
Outstanding,
beginning of year     2,838   $10.91    3,293 $  9.36   3,015 $  6.88
 Granted                484   $28.48      302 $ 18.74     793 $ 16.11
 Exercised            (830)   $ 6.58    (757) $  7.27   (515) $  5.29
Canceled/Expired       (17)   $15.84        -       -       -       -
		     -------           -------         -------
Outstanding,
end of year           2,475 * $15.86    2,838 $ 10.91   3,293 $  9.36
		     =======   	       =======         =======
Exercisable, end
of year               1,826 *           2,531           3,287
		     =======  	       =======         =======
Weighted average
fair value of
options granted               $ 10.66          $ 6.89          $ 5.00
			      ======= 	       =======         =======

*Amount includes an option issued in conjunction with the settlement of litigation, 300 shares of which remains outstanding at October 28, 2000.

Information with respect to options outstanding at October 28, 2000 follows (shares in thousands):


                    Weighted Average     Weighted
  Range of Exercise  Shares Under        Remaining          Average
  Prices                 Option       Contractual Life   Exercise Price
  $ 3.00- 6.75             319           2.8 years           $ 4.76
  $ 9.00-10.88             584           5.1 years           $ 9.91
  $11.00-16.00             758           6.2 years           $15.68
  $17.19-29.88             814           6.6 years           $25.47
		      -----------
                         2,475
		      ===========
The range from $17.19 - $29.88 includes only 165 shares under option, at an average exercise price of $22.24, that were exercisable at October 28, 2000. All other shares under option in the other ranges presented were exercisable at October 28, 2000.

The Company follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" in accounting for its employee stock options. Under APB 25, if the exercise price of the stock option equals the market price of the underlying stock on the issuance date, no compensation expense is recognized. The Company is required by Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" to provide pro forma disclosures under an alternative fair value method of accounting. The weighted average fair values of options granted were estimated using the Black-Scholes option-pricing model with the following assumptions:

                          2000           1999            1998
  Expected Dividend Yield  1.20%          1.10%           1.30%
  Expected Volatility        35%            33%             31%
  Risk-Free Interest
  Rates               6.03-6.68%     5.70-5.80%      4.52-4.83%
  Expected Lives         5 Years        5 Years         5 Years

Had compensation expense been recognized based on these hypothetical values the Company's net income for 2000, 1999, and 1998 would have been $46,715, $41,818, and $31,330, respectively, and diluted earnings per share for 2000, 1999, and 1998 would have been $1.62, $1.39, and $1.10, respectively. As a result of changing assumptions, these hypothetical calculations are not necessarily representative of future results.

8) INCOME TAXES

The provision for income taxes for fiscal years 2000, 1999, and 1998 is comprised of the following:

                          2000            1999            1998
  Federal:
     Current            $18,627         $19,823         $14,844
     Deferred             8,116           3,138           3,483
  State                   2,695           3,441           2,697
  Foreign                 1,285           2,036           1,382
			 ------- 	--------       --------
     Provision for
     income taxes        $30,723        $28,438         $22,406
			 =======   	========       ========

Earnings before income taxes for 2000, 1999, and 1998 include $3,521, $5,634, and $4,383, respectively from non-U.S. operations. The income tax provision on earnings of the Company differs from the amounts computed by applying the U.S. Federal tax rate of 35% as follows:

                                 2000         1999        1998
  Federal income taxes at
     statutory rate            $28,221     $ 25,028     $19,644
  State income taxes, net of
     applicable Federal
     income tax benefits         1,752        2,237       1,753
  Other                            750        1,173       1,009
			       --------    --------    --------
                               $30,723     $ 28,438     $22,406
			       ========    ========    ========






At October 28, 2000 and October 30, 1999, the Company's principal components of deferred tax assets and liabilities consisted of the following:

                                             2000         1999
  Deferred tax assets:
     Tax carry forwards                    $    186     $   387
     Bad debt reserves                          835         657
     Inventories                                127         250
     Accrued liabilities                      4,849       7,236
					   --------     --------
                                           $  5,997     $ 8,530
					   ========     ========
  Deferred tax liabilities:
     Depreciation                          $ 42,733     $38,064
     Other                                    6,152       3,570
					   --------     --------
                                           $ 48,885     $41,634
					   ========     ========

At October 28, 2000 and October 30, 1999, the net current deferred tax asset was $3,299 and $5,446, respectively, and the net noncurrent deferred tax liability was $46,187 and $38,550, respectively.

9) EARNINGS PER SHARE

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

The reconciliation of the net earnings and weighted average number of common shares used in the computations of basic and diluted earnings per share for 2000, 1999, and 1998 was as follows:

                            2000            1999              1998
                     Earnings Shares Earnings Shares Earnings Shares Basic earnings
 per share            $49,907 27,322 $ 43,071   27,038  $ 33,720  26,807
   Effect of stock
     options               -     871        -    1,869        -    1,802
   Effect of
     convertible
     preferred
     securities        4,990   3,681    1,280    1,075        -       -
		      ------- ------- -------  -------  --------  -------
 Diluted earnings
   per share          $54,897 31,874 $ 44,351   29,982  $ 33,720  28,609
		      ======= ======= ======== ======== ========  =======

The effect of stock options represents the shares resulting from the assumed exercise of outstanding stock options calculated using the treasury stock method. The effect of convertible preferred securities represents the shares resulting from the assumed conversion using the if converted method and the add back of the distributions on preferred securities after tax for the assumed conversion at the beginning of 2000 and 1999.

10) EMPLOYEE BENEFITS

The Company sponsors or contributes to various retirement benefit and savings plans covering substantially all employees. The total cost of such plans for fiscal years 2000, 1999, and 1998 was $3,093, $2,639, and $1,856, respectively.




11) CASH FLOW INFORMATION

Supplemental information on cash flows for fiscal years 2000, 1999, and 1998 was as follows:

                                    2000         1999          1998
 Cash paid during the year for:
   Interest                      $  32,424     $  17,422     $  14,535
				 =========     =========     =========
   Income taxes                  $  21,685     $  18,431     $  15,642
				 =========     =========     =========
 Schedule of business acquisitions:
   Fair value of assets acquired $ 249,584     $  75,528     $ 183,073
   Liabilities assumed            (21,706)      (10,146)      (43,434)
   Non-cash consideration/
   holdback payments               (2,324)         (556)       (7,049)
				  --------     ---------     ---------
   Total cash paid for the net
     assets acquired             $ 225,554     $  64,826     $ 132,590
				 =========     =========     =========

12) COMMITMENTS AND CONTINGENCIES

The Company conducts certain of its operations in facilities under operating leases. Rental expense for 2000, 1999, and 1998 was $8,611, $6,767, and $5,408,
respectively.

Future minimum lease payments under non-cancelable operating leases, by fiscal year, are: 2001-$5,821; 2002-$3,612; 2003-$3,153; 2004-$2,282; 2005-$1,691, and
$5,676 thereafter.

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

13) SEGMENT INFORMATION

The Company's fifty-one facilities are organized into three reportable segments based on the nature of the products manufactured. The Company utilizes operating earnings to evaluate business segment performance and determine the allocation of resources. Segment accounting policies are the same as policies described in note (1) A description of reportable segments for SPARTECH Corporation follows:

Custom Sheet & Rollstock - This segment has twenty-seven manufacturing facilities and is the largest extruder of plastic sheet, custom rollstock, and cell cast acrylic sheet in North America. The segment's finished products are formed by its customers for use in a wide variety of markets.

Color & Specialty Compounds - This segment operates twelve plants throughout North America and Europe. The Color & Specialty Compounds segment manufactures custom-designed plastic alloys, compounds, color concentrates, and calendered film for utilization in numerous applications.

Molded & Profile Products - This segment has twelve North American facilities which manufacture a number of proprietary items. These include injection molded and printed food packaging, complete thermoplastic wheels and tires, profile extruded products, and injection molded parts for water filtration systems.

Corporate & Other includes unallocated corporate office expenses, goodwill amortization, and other non-allocated expenses. Assets included in Corporate & Other are made up primarily of goodwill and cash & cash equivalents.

                                  2000        1999        1998
 Net Sales
 Custom Sheet & Rollstock       $623,692    $494,088    $455,096
 Color & Specialty Compounds     240,476     217,640     158,191
 Molded & Profile Products        97,260      56,145      40,568
				--------    --------    --------
   Net Sales                    $961,428    $767,873    $653,855
				========    ========    ========

 Operating Earnings
 Custom Sheet & Rollstock       $ 74,838    $ 57,648    $ 50,531
 Color & Specialty Compounds      30,810      28,622      18,078
 Molded & Profile Products        12,307       7,784       5,664
 Corporate & Other               (8,194)     (6,347)     (4,545)
				--------    --------    --------
   Total Operating Earnings     $109,761    $ 87,707    $ 69,728
				========    ========    ========

 Assets
 Custom Sheet & Rollstock       $372,394    $252,661    $185,505
 Color & Specialty Compounds     154,610     152,279     149,810
 Molded & Profile Products        58,458      49,574      29,467
 Corporate & Other               303,507     170,887     168,527
				--------    --------    --------
   Total Assets                 $888,969    $625,401    $533,309
				========    ========    ========

 Depreciation and Amortization
 Custom Sheet & Rollstock       $ 13,854    $  8,821    $  7,495
 Color & Specialty Compounds       7,499       7,467       5,118
 Molded & Profile Products         3,605       2,512       2,117
 Corporate & Other                 6,947       4,422       3,800
				--------     --------    --------
 Total Depreciation and
   Amortization                 $ 31,905    $ 23,222    $ 18,530
				========    ========    ========

 Capital Expenditures
 Custom Sheet & Rollstock       $ 15,999    $ 12,927    $ 9,908
 Color & Specialty Compounds       8,205       6,670       5,018
 Molded & Profile Products         4,644       4,595       2,881
 Corporate & Other                   344         500          52
				--------    --------    --------
 Total Capital Expenditures     $ 29,192    $ 24,692    $ 17,859
				========    ========    ========

In addition to external sales to customers, intersegment sales were $23,864, $20,457, and $14,756 for the fiscal years ended 2000, 1999, and 1998, respectively. Nearly all intersegment sales were generated from our Color & Specialty Compounds segment.

The Company operates in three reportable geographic areas-the United States, Canada, and Europe. Geographic financial information for fiscal years 2000, 1999, and 1998 was as follows:

                                                     Total
                       Net Sales                     Assets
                  2000    1999      1998     2000     1999      1998
 United States $838,456 $675,988 $572,676  $788,454 $526,502 $ 460,897
 Canada         115,380   82,464   75,970    92,136   91,868    63,898
 Europe           7,592    9,421    5,209     8,379    7,031     8,514
	       --------  -------- -------- --------  -------- --------
               $961,428 $767,873 $653,855  $888,969 $625,401 $ 533,309
	       ========  ======== ======== ========  ======== ========

14) COMPREHENSIVE INCOME

Comprehensive Income is an entity's change in equity during the period from transactions, events, and circumstances from non-owner sources. The reconciliation of Net Earnings to Comprehensive Income for fiscal years 2000, 1999 and 1998 was as follows:

                                  2000        1999        1998
 Net Earnings                   $ 49,907    $ 43,071    $ 33,720
 Other Comprehensive Income -
   Foreign Currency Translation
   Adjustments                   (2,693)       1,376     (3,116)
				--------    --------    --------
 Comprehensive Income           $ 47,214    $ 44,447    $ 30,604
				========    ========    ========

15) QUARTERLY FINANCIAL INFORMATION

Certain unaudited quarterly financial information for the fiscal years ended October 28, 2000 and
October 30, 1999 was as follows:

                                    Quarter Ended              Fiscal
                          Jan      April     July     Oct       Year
 2000
 Net Sales              $198,455 $256,660  $255,935 $250,378 $ 961,428
 Gross Profit             36,120   45,936    47,685   41,928   171,669
 Net Earnings             11,167   13,781    13,604   11,355    49,907
 Net Earnings Per Share:
   Basic                     .41      .50       .50      .42      1.83
   Diluted                   .39      .47       .46      .40      1.72

 1999
 Net Sales              $167,801 $196,937  $201,802 $201,333 $ 767,873
 Gross Profit             30,197   35,066    35,351   36,348   136,962
 Net Earnings              9,157   11,105    11,415   11,394    43,071
 Net Earnings Per Share:
   Basic                     .34      .41       .42      .42      1.59
   Diluted                   .32      .38       .39      .39      1.48

SPARTECH CORPORATION
Management Report

To Our Shareholders
The financial statements of SPARTECH Corporation and subsidiaries were prepared under the direction of management, which is responsible for their integrity and objectivity. The statements have been prepared in conformity with generally accepted accounting principles and, as such, include amounts based on informed estimates and judgement of management.

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


/s/Bradley B. Buechler        /s/Randy C. Martin
Chairman, President           Executive Vice President
& Chief Executive Officer     & Chief Financial Officer

Report of Independent Accountants
To SPARTECH Corporation
We have audited the accompanying consolidated balance sheet of SPARTECH Corporation (a Delaware Corporation) and subsidiaries as of October 28, 2000 and October 30, 1999, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three fiscal years in the period ended October 28, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SPARTECH Corporation and subsidiaries as of October 28, 2000 and October 30, 1999, and the results of their operations and their cash flows for each of the three fiscal years in the period ended October 28, 2000 in conformity with accounting principles generally accepted in the United States.

/s/Arthur Andersen
St. Louis, Missouri
December 5, 2000

Five Year Summary

The following table sets forth selected financial data for each of the most recent five fiscal years.
(Dollars in thousands, except per share amounts)

Summary Of Operations       2000     1999     1998      1997     1996

Net Sales                   $961,428 $767,873 $653,855  $502,715 $391,348
Gross Profit                $171,669 $136,962 $111,215  $82,215  $ 60,572
Depreciation and
 Amortization               $31,905  $ 23,222 $ 18,530  $11,548  $  7,211
Operating Earnings          $109,761 $ 87,707 $ 69,728  $49,701  $ 34,492
Interest and Preferred
 Distributions              $29,131  $ 16,198 $ 13,602  $ 8,393  $  5,062
Net Earnings                $49,907  $ 43,071 $ 33,720  $25,493  $ 18,317


Per Share Information
Earnings Per Share-Diluted  $  1.72  $   1.48 $   1.18  $   .92  $    .74
Dividends Declared Per Share$   .34  $    .28 $    .24  $   .20  $    .15
Book Value Per Share        $  7.86  $   6.98 $   5.72  $  4.85  $   4.26



Balance Sheet Information
Working Capital             $111,041 $ 77,698 $ 72,204  $63,429  $ 54,261
Total Debt                  $352,845 $230,309 $254,220  $142,614 $ 98,466
Total Assets                $888,969 $625,401 $533,309  $358,803 $288,960
Cash Flow From Operations   $ 60,413 $ 76,547 $ 64,546  $48,390  $ 23,160
Capital Expenditures        $ 29,192 $ 24,692 $ 17,859  $12,172  $  9,566
Shareholders' Equity        $211,022 $190,042 $153,596  $128,389 $112,395


Ratios/Other Data
Gross Margin                  17.9%     17.8%    17.0%    16.4%     15.5%
Operating Margin              11.4%     11.4%    10.7%     9.9%      8.8%
Effective Tax Rate            38.1%     39.8%    39.9%    38.3%     37.8%
Total Debt to Capitalization  49.4%     49.0%    62.3%    52.6%     46.7%
Return on Average Equity      24.9%     25.1%    23.9%    21.2%     20.0%
Number of Employees           4,075     3,350    2,700    2,125     1,800
Common Shares (000's):
 Outstanding at Year End     26,864    27,240   26,861   26,480    26,400
 Weighted Average - Diluted  31,874    29,982   28,609   27,838    24,874

PAGE 31


Sidebar Bar Chart
2000 Quarterly
Common Stock Prices
1st = $25 1/4 - $33 5/8
2nd = $23 - $40 1/2
3rd = $24 13/16 - $36 3/8
4th = $10 3/8 - $28 1/4

Sidebar Bar Chart
1999 Quarterly
Common Stock Prices
1st = $17 5/8 - $24 3/8
2nd = $20 - $25 3/8
3rd = $21 1/4 - $32 1/2
4th = $26 7/8 - $30 5/16

Sidebar Bar Chart
1997 - 2000
Common Stock Dividends
97 = $0.20
98 = $0.24
99 = $0.28
00 = $0.34