Form 10-K, Exhibit 13
period 2001-11-03
SPARTECH CORP
filed 2002-01-29
CIK 77597

Spartech Corporation

2001 Annual Report

Management's Discussion and Analysis

Business Overview

SPARTECH is an intermediate processor of thermoplastics which converts base polymers or resins from commodity suppliers into extruded plastic sheet and rollstock, cell cast acrylic sheet, color concentrates & blended resin compounds, and injection molded & profile extruded products for customers in a wide range of markets. We operate 43 production facilities (42 throughout North America and one in Europe) that are organized into three business segments: (1) Custom Sheet & Rollstock (67% of total sales), (2) Color & Specialty Compounds (24% of total sales), and (3) Molded & Profile Products (9% of total sales). The results discussed below include our 1999 acquisitions of Lustro Plastics Company (January 1999), Alltrista Plastic Packaging (May 1999), Accura Molding Company, Ltd. (October 1999), OS Plastics (October 1999), and GeoPlast (October 1999) and our 2000 acquisitions of High Performance Plastics, Inc. (HPP), a wholly-owned subsidiary of Uniroyal Technology Corporation (February 2000), and Alshin Tire Corporation (October 2000), from the date of acquisition. The results also reflect the divestiture of the three Canadian molded products businesses in July 2001.

Results of Operations

Comparison of Fiscal Years 2001 and 2000

The Company's fiscal year ends on the Saturday closest to October 31. Fiscal year 2001 includes 53 weeks compared to 52 weeks in 2000 and 1999. This results in approximately 2% additional sales activity in 2001 compared to the prior years. The operating results presented below include data on a percentage of sales basis for more comparable discussions.

Freight costs for all periods presented have been reclassified to comply with EITF 00-10 "Accounting for Shipping and Handling Fees and Cost." The reclassification resulted in an increase to net sales and corresponding increase to cost of goods sold of approximately 2.5% of the originally reported amounts. Operating profit did not change as a result of the reclassifications, but operating margin as a percent of the increased sales reflect a 0.3% decrease.

Consolidated net sales were $937.1 million, down 5% from $987.5 million. The primary reasons for the decrease were the resin price reduction pass-throughs impacting our sales prices and decreases for the slow down in the volume sold to the automotive and manufactured housing markets, partially offset with changes in product mix to higher value products. Net sales of the Custom Sheet & Rollstock segment decreased 3%, from $639.6 million to $621.9 million. This was due primarily to a 5% increase from the 2000 acquisition of the HPP operations being more than offset by the 4% decrease in resin prices throughout the year and a decrease in incremental margin business. The group's volume was down as sales to the growing packaging market and benefits from the mix of more Alloy Plastics sales were offset by decreases in sales for automotive, manufactured housing, and recreational vehicles. Net sales of the Color & Specialty Compounds group decreased 9%, from $249.0 million to $227.8 million. This decrease was a result of lower average selling prices related to resin price reductions and transportation-related customers continuing their inventory reduction programs, reducing the overall volume shipped. Sales for the Molded & Profile Products group decreased 12%, from $99.0 million to $87.4 million, primarily as a result of the net divestiture of the three Canadian molded product facilities and lower volumes in the profile extrusion markets, despite strong performances by the Custom Engineered Wheels business. Inventory reductions by several customer end markets and the sluggishness of the overall economy is expected to continue into 2002. We are focusing on the growth of our Product Transformations and Alloy Plastics (which totaled 12% of our sales compared to 9% in the prior year) and our new market expansions (wheels joint venture, bath & shower surround business acquisition, and planned Mexico facility) to provide some benefits in 2002.

Cost of sales decreased from $815.9 million to $785.0 million, but increased as a percentage of net sales from 82.6% to 83.8%. Our less favorable cost of sales percentage represents the impact on productivity of the lower demand in the transportation and manufactured housing markets and the impact of $3.5 million of non-recurring expenses primarily related to severance, phase out, and other exit costs incurred upon closing three facilities discussed below.

Selling, general, and administrative expenses increased from $55.3 million to $56.0 million and increased as a percentage of net sales from 5.6% to 6.0%. The increase reflects inefficiencies during the year related to the shutdown of certain operating facilities and an increase in bad debt expense.

The Company implemented a series of cost reduction actions to further streamline its core operations, increase production efficiencies, and strengthen the Company's position for future growth. These streamlining efforts included the closing of three additional plant facilities (Charleston, South Carolina; Greensboro, Georgia; and Oxnard, California). Most of these actions, which were initiated in the third quarter, will be completed within calendar year 2001, and in no event will the closing of the facility or transfer of business to other Spartech facilities take more than 9-12 months to be fully effected. In connection with these efforts, the Company recorded $9.1 million in non-recurring pre-tax expenses. The non-recurring expenses consisted of $5.6 million related to writedowns for the impairment of long-lived assets and $3.5 million related to severance, phase out, and other exit costs recorded in cost of sales. The impairment charges adjusted the carrying values of these assets to an estimate of fair value less the cost to sell. The fair value was determined by using current selling prices for similar assets.

Operating earnings after the non-recurring charges were $82.4 million, or 8.8% of net sales ($91.5 million, or 9.8% of net sales before non-recurring expenses), compared to $109.8 million, or 11.1% of net sales. The decrease in operating earnings before the non-recurring charges was primarily due to competitive pricing issues resulting from the general slow down in the economy (including sluggish demand in the transportation, aerospace, and electronics markets) and the impact of less efficient utilization of capacities.

Interest expense and distributions on preferred securities of $34.8 million increased from $29.1million as a result of borrowings related to the acquisitions completed in 2000, offset by $63.5 million repayment of debt, lower interest rates on floating-rate debt, and more favorable vendor discount terms.

Our effective tax rate decreased from 38.1% to 37.1% as a result of improvements in our combined state tax rate and ongoing benefits from research and development credits. We expect this lower rate to be in effect for fiscal 2002 as well, with continuing benefits anticipated from these tax reduction initiatives.

Sidebar Graph Chart
New Product Sales
Alloy Plastics & Product Transformations
1999 = $32.9
2000 = $80.7
2001 = $113.5

Sidebar Graph Chart
Net Sales
In Millions of Pounds
1999 = 1,186
2000 = 1,309
2001 = 1,198

Sidebar Graph Chart
Operating Earnings
In Millions of Dollars
1999 = 87.7
2000 = 109.8
2001 = 91.5

Comparison of Fiscal Years 2000 and 1999

Consolidated net sales increased 25%, from $790.4 million to $987.5 million, including 8% from internal growth. Net sales of the Custom Sheet & Rollstock segment increased 26%, from $507.0 million to $639.6 million. This was due primarily to a 7% increase in internal growth and a 19% increase in sales related to the Lustro, Alltrista, OS Plastics, and HPP acquisitions. Sales to the growing packaging market, net of decreases in sales for manufactured housing, recreational vehicle, and agriculture applications, was the primary factor in the increase in total pounds sold for the sheet group. Net sales of the Color & Specialty Compounds group increased 10%, from $226.0 million to $249.0 million. This was the result of volume increases of 5% and price/mix changes adding another 5% to sales. Sales for the Molded & Profile Products group increased 73%, from $57.4 million to $99.0 million, primarily as a result of the acquisitions of Accura, GeoPlast, and HPP.

Cost of sales increased from $653.5 million to $815.9 million, but decreased slightly as a percentage of net sales from 82.7% to 82.6%. The cost of sales percentage in 2000 reflected the net effect of improvements in production efficiencies, mostly offset by the impact of increasing resin prices, higher raw material costs, research & development costs on pending projects, and costs to convert three production plants to warehouse facilities during the year.

Selling, general, and administrative expenses increased from $45.1 million to $55.3 million, but dropped to 5.6% as a percentage of net sales.

Operating earnings increased 25%, from $87.7 million to $109.8 million. Operating earnings as a percentage of net sales remained at 11.1% despite significant increases in resin prices during fiscal 2000, as our Pyramid of Productivity teams worked to improve our key measures of pounds produced per machine hour, reject rates, and machine downtime.

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

The plastic resins we use in our production processes are crude oil or natural gas derivatives, which are available from a number of domestic and foreign suppliers. Accordingly, our raw materials are only somewhat affected by supply, demand, and price trends of the petroleum industry. The pricing of resins tends to be independent of crude oil or natural gas prices except in periods of anticipated or actual shortages. We are not aware of any trends in the petroleum industry which will significantly affect our sources of raw materials in the future.

Sidebar Graph Chart
SG&A Expenses
As a Percent of Net Sales
1999 = 5.7
2000 = 5.6
2001 = 6.0

Sidebar Graph Chart
Capital Expenditures
In Millions of Dollars
1999 = 24.7
2000 = 29.2
2001 = 16.2

Liquidity and Capital Resources

Cash Flow

Our primary sources of liquidity have been cash flows from operating activities and borrowings from third parties. Our principal uses of cash have been to support our operating activities, invest in capital improvements, and finance strategic acquisitions.

We continue to generate strong cash flows from operations, due in part to the solid net earnings and improvements in our management of working capital. Operating cash flows used by changes in working capital were $7.5 million in 2001, resulting from reductions in inventories and the management of payables during the year, while changes in working capital used $24.4 million of cash flow in 2000.

Our primary investing activities are capital expenditures and acquisitions of businesses in the plastics industry. Capital expenditures are primarily incurred to maintain and improve productivity, as well as to modernize and expand facilities. Capital expenditures were $24.7 million for 1999, $29.2 million for 2000, and $16.2 million for 2001. The lower capital expenditures reflected the impact of the plant closings that allowed for more effective usage of existing equipment and lower maintenance expenditures. We anticipate capital expenditures will continue to benefit from some of these closings and will be redeployed in expansion efforts, such as the wheels joint venture and planned Mexico facility, and total less than $25 million for 2002. Our 1999 business acquisitions combined for a total cash paid of $64.8 million. In fiscal 2000, we completed two acquisitions--the purchase of HPP for $215.4 million and Alshin for $10.2 million. We indicated in the prior year's report that we would focus primarily on strengthening our balance sheet (working capital improvements and debt reduction), while continuing to evaluate value-added acquisition opportunities that meet our stringent acquisition criteria. In 2001, we accomplished both of these objectives by divesting of our three non-core molded products facilities in Canada for $22.3 million of proceeds to pay down our debt and identified several investment opportunities/expansions that were initiated at or just after our fiscal year end (e.g., wheels plant expansion and joint venture, acquisition of $7.5 million in ProForm bath & shower surround business for $2.5 million, and the planned ground breaking on a Mexico facility in the first quarter of 2002).

Our cash flows provided by financing activities were $14.3 million for 1999. The primary activities were bank borrowings of $64.8 million for acquisitions, repayment of debt of $42.6 million, purchases of treasury stock of $16.6 million, common stock dividends of $7.6 million, and proceeds from stock options exercised of $8.6 million. Our cash flows provided by financing activities were $194.5 million for 2000. The primary activities were bank borrowings of $225.6 million for acquisitions, repayment of debt of $4.9 million, purchases of treasury stock of $22.7 million, and proceeds from stock options exercised of $5.9 million. Our cash flows used by financing activities were $79.8 million for 2001. The primary activities were bank debt repayments of $22.3 million from divestitures as well as an additional $41.2 million from operations, purchases of treasury stock of $8.7 million, and proceeds from stock options exercised of $2.6 million. The debt repayments from operations were $36.3 million higher than 2000 due primarily to the increase in cash flow from operations of $10.0 million, lower capital expenditures of $13.0 million, and lower stock repurchases net of option proceeds of $10.7 million. We paid common stock dividends of $10.1 million, or 38 cents per share, in 2001.

Sidebar Graph Chart
Operating Cash Flow
In Millions of Dollars
1999 = 76.5
2000 = 60.4
2001 = 70.5

Sidebar Graph Chart
Debt Repayments
In Millions of Dollars
1999 = 42.6
2000 = 4.9
2001 = 63.5

Financing Arrangements

On February 25, 2000, in connection with the HPP acquisition, we entered into a new $250 million bank credit facility representing a revolving credit line with a five-year term. Interest on our bank credit facility is payable at a rate chosen by us of either prime or LIBOR plus a 0.625% to 1.250% borrowing margin. At November 3, 2001, our total borrowings under the bank credit facilities were $175.5 million at a weighted average rate of 6.2%, and we had $74.3 million in remaining availability.

In November 2000, we entered into an interest rate swap for $125 million of our fixed LIBOR loans outstanding. Under the swap arrangement, our LIBOR rate is fixed at 6.06%, plus the borrowing margin, until November 2004. This swap arrangement is accounted for in accordance with Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities."

On March 5, 1999, we issued $50 million of 6.5% convertible subordinated debentures to SPARTECH Capital Trust, a Delaware trust we control. We used the proceeds to repay borrowings under our bank credit facility. The debentures are: (1) convertible into shares of our common stock at a conversion price equivalent to $30.55 per share of common stock, for a total of 1,636,661 shares; (2) redeemable on or after March 1, 2002, at the option of the Company; and (3) payable on March 1, 2014, if they have not been previously redeemed or converted.

On June 8, 1999, we announced the completion of a secondary public offering of 2,328,968 shares of our common stock. These shares represented all the common stock of the Company owned by two selling shareholders. In addition to the shares offered by the selling shareholders, we sold the underwriters an additional 345,000 shares to cover over-allotments. The stock was sold to the public at $24.00 per share. The net proceeds received by the Company from the sale of the over-allotment shares, $7.6 million, were used to repay bank credit facility borrowings in support of future strategic expansions.

On February 18, 2000, we issued $100 million of 7.0% convertible subordinated debentures to Spartech Capital Trust II, a Delaware trust we control. We used the proceeds to repay borrowings under our bank credit facility. The debentures are (1) convertible into shares of our common stock at a conversion price equivalent to $34.00 per share of common stock, for a total of 2,941,176 shares; (2) redeemable after March 1, 2003, at the option of the Company; and (3) payable on March 31, 2015, if they have not been previously redeemed or converted.

We anticipate that cash flows from operations, together with the financing and borrowings under our bank credit facility, will satisfy our working capital needs, regular quarterly dividends, and planned capital expenditures for the next year.

Recently Issued Accounting Standard

In July 2001, the Financial Accounting Standards Board issued Statement No. 141 "Business Combinations," and Statement No. 142, "Goodwill and Other Intangible Assets." Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized against earnings, but instead be tested for impairment at least annually. The Company is required to adopt the provisions of Statement 141 immediately and expects to elect early adoption of Statement 142, effective at the beginning of the Company's fiscal year 2002. The Company currently has unamortized goodwill of approximately $292.6 million, which will be subject to the transition provisions of Statement 142. Under the new rules, the Company would eliminate the amortization expense related to goodwill (which totaled $8.1 million and $6.6 million for fiscal 2001 and 2000, respectively). The Company is currently evaluating the full impact of adopting Statement 142.

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

Sidebar Graph Chart
Fixed Rate Financings
% of Total Financings
1999 = 70
2000 = 81
2001 = 89

Sidebar Graph Chart
Interest Rates
Weighted Average Rate
1999 = 6.7
2000 = 7.2
2001 = 6.6

Consolidated Balance Sheet

(Dollars in thousands)

	November 3, 2002	October 28, 2001
Assets
Current Assets
Cash and equivalents	$8,572	$10,495
Receivables, net of allowances of $3,957 in 2001 and $3,627 in 2000	119,074	143,733
Inventories	93,091	95,130
Prepayments and other	9,333	8,443
Total Current Assets	230,070	257,801
Property, Plant and Equipment, Net	274,155	311,621
Goodwill	292,576	305,153
Other Assets	18,302	14,394
	$815,103	$888,969

Liabilities and Shareholders' Equity
Current Liabilities
Current maturities of long-term debt	$18,225	$18,667
Accounts payable	76,131	90,077
Accrued liabilities	24,568	38,016
Total Current Liabilities	118,924	146,760
Long-Term Debt, Less Current Maturities	270,489	334,178
Other Liabilities	59,144	47,009
Total Long-Term Liabilities	329,633	381,187
Company-Obligated, Mandatorily Redeemable
Convertible Preferred Securities of Spartech Capital Trusts
Holding Solely Convertible Subordinated Debentures	150,000	150,000
Shareholders' Equity
Common stock, 28,067,023 shares issued in 2001 and 2000	21,039	21,039
Contributed capital	94,239	95,241
Retained earnings	145,909	126,149
Treasury stock, at cost, 1,367,437 shares in 2001
and 1,203,456 shares in 2000	(30,410)	(25,306)
Accumulated other comprehensive loss	(14,231)	(6,101)
Total Shareholders' Equity	216,546	211,022
	$815,103	$888,969

See accompanying notes to consolidated financial statements.

Consolidated Statement of Operations

(Dollars in thousands, except per share amounts)

	Fiscal Year
	2001	2000	1999
Net Sales	$937,059	$987,532	$790,427
Costs and Expenses
Cost of sales	785,010	815,863	653,465
Selling, general, and administrative	55,996	55,317	45,067
Write-down of long-lived assets	5,550	--	--
Amortization of intangibles	8,129	6,591	4,188
	854,685	877,771	702,720
Operating Earnings	82,374	109,761	87,707
Interest	24,571	20,996	14,063
Distributions on preferred securities of Spartech Capital Trusts	10,250	8,135	2,135
Earnings Before Income Taxes	47,553	80,630	71,509
Income taxes	17,650	30,723	28,438
Net Earnings	$29,903	$49,907	$43,071
Net Earnings Per Common Share
Basic	$1.12	$1.83	$1.59
Diluted	$1.11	$1.72	$1.48

See accompanying notes to consolidated financial statements.

Consolidated Statement of Shareholders' Equity

(Dollars in thousands)

					Accumulated
					Other	Total
	Common	Contributed	Retained	Treasury	Comprehensive	Shareholders'
	Stock	Capital	Earnings	Stock	Loss	Equity
Balance, October 31, 1998	$20,663	$ 99,407	$ 50,185	$ (11,875)	$ (4,784)	$ 153,596

Common stock issuance	--	1,344	--	6,269	--	7,613
Stock options exercised	262	958	--	7,394	--	8,614
Cash dividends	--	--	(7,605)	--	--	(7,605)
Treasury stock purchases	--	--	--	(16,623)	--	(16,623)
Net earnings	--	--	43,071	--	--	43,071
Translation adjustments	--	--	--	--	1,376	1,376
Balance, October 30, 1999	$20,925	$ 101,709	$ 85,651	$ (14,835)	$ (3,408)	$ 190,042

Stock options exercised	114	(6,468)	--	12,231	--	5,877
Cash dividends	--	--	(9,409)	--	--	(9,409)
Treasury stock purchases	--	--	--	(22,702)	--	(22,702)
Net earnings	--	--	49,907	--	--	49,907
Translation adjustments	--	--	--	--	(2,693)	(2,693)
Balance, October 28, 2000	$ 21,039	$ 95,241	$ 126,149	$ (25,306)	$ (6,101)	$ 211,022

Stock options exercised	--	(1,002)	--	3,643	--	2,641
Cash dividends	--	--	(10,143)	--	--	(10,143)
Treasury stock purchases	--	--	--	(8,747)	--	(8,747)
Net earnings	--	--	29,903	--	--	29,903
Translation adjustments	--	--	--	--	(2,381)	(2,381)
Cash flow hedge adjustments	--	--	--	--	(5,749)	(5,749)
Balance, November 3, 2001	$ 21,039	$ 94,239	$ 145,909	$ (30,410)	$ (14,231)	$ 216,546

See accompanying notes to consolidated financial statements.

Consolidated Statement of Cash Flows

(Dollars in thousands)

	Fiscal Year
	2001	2000	1999
Cash Flows from Operating Activities
Net earnings	$29,903	$ 49,907	$ 43,071
Adjustments to reconcile net earnings to net cash
provided by operating activities:
Depreciation and amortization	34,921	31,905	23,222
Write-down of long-lived assets	5,550	--	--
Change in current assets and liabilities,
net of effects of acquisitions & divestitures:
Receivables	20,661	(8,529)	(12,944)
Inventories	(2,003)	(5,336)	685
Prepayments and other	840	211	1,411
Accounts payable	(19,439)	(2,636)	12,337
Accrued liabilities	(7,584)	(8,098)	4,784
Other, net	7,604	2,989	3,981
Net cash provided by operating activities	70,453	60,413	76,547

Cash Flows from Investing Activities
Capital expenditures	(16,237)	(29,192)	(24,692)
Business (acquisitions) divestitures	22,313	(225,554)	(64,826)
Dispositions of assets	1,300	1,473	283
Net cash provided (used) for investing activities	7,376	(253,273)	(89,235)

Cash Flows from Financing Activities
Bank borrowings for acquisitions	--	225,554	64,826
Payments on bank credit facilities from divestitures	(22,313)	--	--
Payments on bank credit facilities	(40,406)	(2,996)	(41,847)
Payments on bonds and leases	(791)	(1,863)	(718)
Issuance of common stock	--	--	7,613
Cash dividends on common stock	(10,143)	(9,409)	(7,605)
Stock options exercised	2,641	5,877	8,614
Treasury stock acquired	(8,747)	(22,702)	(16,623)
Net cash provided (used) by financing activities	(79,759)	194,461	14,260

Effect of exchange rate changes on cash and equivalents	7	4	71
Increase (decrease) in cash and equivalents	(1,923)	1,605	1,643
Cash and Equivalents at Beginning of Year	10,495	8,890	7,247
Cash and Equivalents at End of Year	$8,572	$10,495	$8,890

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

1) Significant Accounting Policies

Basis of Presentation - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates. Certain prior year amounts have been reclassified to conform to the current year presentation. The Company's fiscal year ends on the Saturday closest to October 31. Fiscal year 2001included 53 weeks, while 2000 and 1999, each included 52 weeks.

In 2001, the Company adopted EITF 00-10 "Accounting for Shipping and Handling Fees and Cost" that requires shipping costs to be included in cost of sales as opposed to a reduction in net sales. All prior periods have been restated. Net sales and cost of goods sold were increased by an equal amount and operating profit was not changed from that originally reported. The reclass totaled $23,921, $26,104 and $22,554 for 2001, 2000, and 1999, respectively.

Principles of Consolidation - The accompanying consolidated financial statements include the accounts of SPARTECH Corporation and its controlled affiliates. All significant intercompany transactions and balances have been eliminated. Investments in entities of 20 to 50 percent are accounted for by the equity method.

Foreign Currency Translation - Assets and liabilities of the Company's non-U.S. operations are translated from their functional currency to U.S. dollars using exchange rates in effect at the balance sheet date. Results of operations are translated using average rates during the period. Adjustments resulting from the translation process are included as a separate component of shareholders' equity. The Company may periodically enter into foreign currency contracts to manage exposures to market risks from prospective changes in exchange rates. No such contracts were outstanding as of November 3, 2001 or October 28, 2000.

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

Goodwill - Goodwill, representing the excess of the purchase price over the fair value of net assets acquired, is charged against operations on a straight-line basis over the periods estimated to be benefited, not exceeding 40 years. Goodwill amortization totaled $8,129, $6,591, and $4,188 in 2001, 2000, and 1999, respectively. Accumulated amortization at November 3, 2001 and October 28, 2000 totaled $29,113 and $21,251, respectively.

The Company reviews goodwill and other long-lived assets for impairment whenever events and changes in business circumstances indicate the carrying value of the assets may not be recoverable. It recognizes impairment losses if expected undiscounted future cash flows of the related assets are less than their carrying value. An impairment loss represents the amount by which the carrying value of an asset exceeds the fair value of the asset. The Company did not recognize any impairment losses on recorded amounts of goodwill for the periods presented.

In July 2001, the Financial Accounting Standards Board issued Statement No. 141 "Business Combinations," and Statement No. 142, "Goodwill and Other Intangible Assets." Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized against earnings, but instead be tested for impairment at least annually. The Company is required to adopt the provisions of Statement 141 immediately and expects to elect early adoption of Statement 142, effective at the beginning of the Company's fiscal year 2002. The Companies unamortized goodwill of approximately $292,576 will be subject to the transition provisions of Statements 141 and 142. Under the new rules, the Company would eliminate the amortization expense related to goodwill. The Company is currently evaluating the full impact of adopting Statement 142.

Financial Instruments - The Company selectively uses derivative financial instruments to manage its interest costs as well as its balance of floating rate and fixed rate financings. No credit loss is anticipated as the counterparties to these agreements are major financial institutions with high credit ratings. The Company does not enter into derivatives for trading purposes. The net amount to be paid or received under an interest rate swap agreement is recorded as a separate component of interest expense.

Derivative instruments (including certain derivative instruments embedded in other contracts) are recorded in the balance sheet as either an asset or liability measured at fair value and changes in the derivative's fair value are recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

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

Derivative Financial Instruments - Based upon quoted market prices or market prices for instruments with similar terms and maturities; and

Long-term debt (including bank credit facilities) and mandatorily redeemable convertible preferred securities - based on quoted, current market prices for the same or similar issues. As of November 3, 2001, the fair value of long-term debt was $292,152 as compared to its carrying amount of $288,714 and the fair value of the convertible preferred securities was $136,400 as compared to the carrying amount of $150,000.

Revenue Recognition - The Company manufactures products for specific customer orders and for standard stock inventory. Revenues are recognized and billings are rendered as the product is shipped to the customer in accordance with U.S. generally accepted accounting principles as well as the Securities and Exchange Commission's Staff Accounting Bulletin No.101.

Income Taxes - Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for credit carry forwards and then assessed (including the anticipation of future income) to determine the likelihood of realization. Deferred tax assets and liabilities are measured using the rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse and the credits are expected to be used. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

2) Acquisitions, Divestitures, and Facility Restructurings

In October 2000, the Company completed its acquisition of Alshin Tire Corporation, a manufacturer of urethane-based tires supplying primarily the healthcare industry, with annual sales of approximately $10,000. The cash purchase price of approximately $10,200 was funded through our existing bank credit facility.

On February 28, 2000, the Company completed the purchase of substantially all of the assets of HPP, a manufacturer of extruded sheet and rollstock, cell cast acrylic, and other proprietary plastic products, with sales of approximately $130,000 for its fiscal year which ended September 26, 1999. The net cash purchase price for HPP was approximately $215,400 including costs of the transaction. The purchase was financed through our $250,000 bank credit facility. The fair value of the assets acquired (including approximately $134,000 in goodwill) and liabilities assumed (consisting of accounts payable and accrued liabilities) were $234,800 and $19,400, respectively.

In October 1999, the Company completed the acquisitions of the net operating assets of Accura Molding Company, Ltd., OS Plastics, and GeoPlast. Sales for the group of companies was approximately $24,000, and the cash purchase price of approximately $21,000 was funded primarily through our revolving bank credit facility in Canada. These acquisitions added custom injection molding, extruded corrugated sheet, and profile extrusion product capabilities to the Company.

On May 24, 1999, the Company completed its acquisition of the net assets of the Plastic Packaging Division of Alltrista Corporation, a well-established manufacturer of extruded sheet & rollstock packaging materials, with sales approaching $30,000. The cash purchase price of approximately $34,000 was funded through our existing bank credit facility.

On January 7, 1999, the Company completed its acquisition of the net assets of Lustro Plastics Company, a custom sheet and rollstock extruder, with annual sales of approximately $28,000. The cash purchase price of approximately $10,400 was funded through our existing bank credit facility.

All these acquisitions have been accounted for by the purchase method, and accordingly, the results of operations were included in the Company's Consolidated Statement of Operations from their respective date of acquisition. The purchase price has been allocated to the assets and liabilities, and the excess of cost over the fair value of net assets acquired is being amortized over a forty-year period on a straight-line basis. The following summarizes unaudited pro forma consolidated results of operations assuming the acquisitions had occurred at the beginning of each of the fiscal years presented. The results are not necessarily indicative of what would have occurred had these transactions been consummated as of the beginning of the fiscal year presented, or of future operations of the consolidated companies.

Pro Forma (Unaudited)
	2000	1999
Net Sales	$ 1,040,457	$ 981,385
Earnings Before Income Taxes	$ 82,055	$ 77,092
Net Earnings	$ 50,789	$ 46,434
Net Earnings Per Common Share - Diluted	$ 1.75	$ 1.59

Effective July 19, 2001, the Company completed the sale of its custom molded product businesses based in Canada for approximately $25,000 to a group of former managers. These two businesses, Spartech Industries--Thin-Wall Containers and Spartech Industries--Custom Molded Products, consisted of three production facilities (two in Ontario and one in Quebec) and represented approximately $35,000 of the Company's fiscal 2000 sales. The proceeds consisted of approximately $23,000 in cash and a $2,000 five-year, interest-bearing note.

The Company implemented a series of cost reduction actions to further streamline its core operations, increase production efficiencies, and strengthen the Company's position for future growth. These streamlining efforts included the closing of three plant facilities (Charleston, South Carolina; Greensboro, Georgia; and Oxnard, California). Most of these actions, which were initiated in the third quarter, will be completed within the calendar year 2001, and in no event will the closing of the facility or transfer of business to other Company facilities take more than 9-12 months to be fully effected. In connection with these efforts, the Company recorded $9,090 in non-recurring pre-tax expenses. The non-recurring expenses consisted of $5,550 related to writedowns for the impairment of long-lived assets and $3,540 related to severance, phase out, and other exit costs recorded in cost of sales. The impairment charges adjusted the carrying values of these assets to an estimate of fair value less the cost to sell. The fair value was determined by using current selling prices for similar assets.

3) Inventories

Inventories at November 3, 2001 and October 28, 2000 are comprised of the following components:

	2001	2000
Raw materials	$ 55,803	$ 55,253
Finished goods	37,288	39,877
	$ 93,091	$ 95,130

4) Property, Plant and Equipment

Property, plant and equipment consisted of the following at November 3, 2001 and October 28, 2000:

	2001	2000
Land	$ 10,357	$ 12,095
Buildings and leasehold improvements	65,578	65,947
Machinery and equipment	301,959	323,866
Furniture and fixtures	11,178	10,465
	389,072	412,373
Less accumulated depreciation	114,917	100,752
Property, plant and equipment, net	$ 274,155	$ 311,621

5) Long-Term Debt

Long-term debt is comprised of the following at November 3, 2001 and October 28, 2000:

	2001	2000
7.0% Senior Unsecured Notes	$ 53,572	$ 60,000
7.62% Guaranteed Unsecured Notes	21,429	25,714
7.21% Senior Unsecured Notes	28,571	35,714
Bank Credit Facilities	175, 500	220,361
Other	9,642	11,056
	288,714	352,845
Less current maturities	18,225	18,667
Total long-term debt	$ 270,489	$ 334,178

On February 25, 2000, the Company amended its unsecured bank credit facility to an aggregate availability of $250,000 for a new five-year term. On September 24, 1999, the Company's Canadian entity entered into an additional $20,000 revolving facility in Canada. The total availability under these bank credit facilities was $270,000 at November 3, 2001, all of which is classified as long-term, as no paydowns of the aggregate facilities are required within the next year. Interest on our bank credit facilities is payable at a rate chosen by the Company of either prime or LIBOR plus a 0.625% to 1.25% borrowing margin and the agreement requires a fee of 0.15% to 0.30% for any unused portion of the facilities. At November 3, 2001, the Company had fixed LIBOR loans outstanding under the bank credit facilities of $175,500 at 3.56%-3.69% in the U.S. for a one-month period (LIBOR loans totaled $180,000 at 7.63% in U.S. and $16,361 at 6.58% in Canada on October 28, 2000). The remaining bank credit facility borrowings of $24,000 at October 28, 2000 were at the prime rate of 9.5% in the U.S. On June 11, 2001, the Company extended its existing fixed interest rate swap for $125,000 of its LIBOR loans outstanding for an additional two years. Under the extension, the swap rate was reduced from 6.48% to 6.06%, plus the borrowing margin, through November 2004.

On August 22, 1997, the Company completed a private placement of 7.0% Senior Unsecured Notes consisting of $45,000 designated as Series A and $15,000 designated as Series B. The Series A 1997 Notes require equal annual principal payments of approximately $6,429 that commenced on August 22, 2001 and the Series B 1997 Notes do not require principal payments before becoming due on August 22, 2004. Interest on the 1997 Notes is payable semiannually on February 22 and August 22 of each year. On September 27, 1996, the Company completed a $30,000 private placement of 7.62% Guaranteed Unsecured Notes over a ten-year term. The 1996 Notes require equal annual principal payments of approximately $4,286 that commenced on September 27, 2000. Interest on the 1996 Notes is payable semiannually on March 27 and September 27 of each year. On August 15, 1995, the Company completed a $50,000 private placement of 7.21% Senior Unsecured Notes over a ten-year term. The 1995 Notes require equal annual principal payments of approximately $7,143 that commenced on August 15, 1999. Interest on the 1995 Notes is payable semiannually on February 15 and August 15 of each year.

The other debt consists of industrial revenue bonds, capital leases, and other term notes utilized to finance capital expenditures. These financings mature between 2002 and 2016 and have interest rates ranging from 2.0% to 9.0%.

Scheduled maturities of long-term debt for the next five fiscal years are: 2002-$18,225; 2003-$18,014; 2004-$32,992; and 2005-$193,495; and 2006-$10,856. The long-term debt contains certain covenants which, among other matters, require the Company to restrict the incurrence of additional indebtedness, satisfy certain ratios and net worth levels, and limit both the sale of assets and merger transactions.

6) Convertible Preferred Securities

On February 18, 2000, the Company issued $100,000 of 7.0% convertible subordinated debentures to Spartech Capital Trust II, a Delaware trust controlled by the Company. We used the proceeds to repay borrowings under its bank credit facility. The debentures are the sole asset of the trust and eliminate in consolidation. The trust purchased the debentures with the proceeds of a $100,000 private placement of 7.0% convertible preferred securities of the trust having an aggregate liquidation preference of $100,000 and guaranteed by SPARTECH. The debentures:

Are convertible along with the trust's preferred securities, at the option of the preferred security holders, into shares of our common stock at a conversion price equivalent to $34.00 per share of common stock, for a total of 2,941,176 shares;

Are redeemable along with the trust's preferred securities, at the Company's option after March 1, 2003, at a price equal to 104.90% of the principal amount plus accrued interest at November 3, 2001, declining annually to a price equal to the principal amount plus accrued interest after March 1, 2010; and

Mature and are payable, along with the trust's preferred securities, on March 31, 2015, if they have not been previously redeemed or converted.

On March 5, 1999, the Company issued $50,000 of 6.5% convertible subordinated debentures to Spartech Capital Trust, a Delaware trust controlled by the Company. The Company used the proceeds to repay borrowings under its bank credit facilities. The debentures are the sole asset of the trust and eliminate in consolidation. The trust purchased the debentures with the proceeds of a $50,000 private placement of 6.5% convertible preferred securities of the trust, having an aggregate liquidation preference of $50,000 and guaranteed by the Company. The debentures:

Are convertible along with the trust's preferred securities, at the option of the preferred security holders, into shares of our common stock at a conversion price equivalent to $30.55 per share of common stock, for a total of 1,636,661 shares;

Are redeemable along with the trust's preferred securities, at the Company's option after March 1, 2002, at a price equal to 104.56% of the principal amount plus accrued interest at November 3, 2001, declining annually to a price equal to the principal amount plus accrued interest after March 1, 2009; and

Mature and are payable, along with the trust's preferred securities, on March 31, 2014, if they have not been previously redeemed or converted.

7) Shareholders' Equity & Stock Options

The authorized capital stock of the Company consists of 45 million shares of $.75 par value common stock and 4 million shares of $1 par value preferred stock.

In April 2001, the Company adopted a Shareholder Rights Plan by declaring a dividend of one Preferred Share Purchase Right (Right) for each outstanding share of our common stock. The Rights will initially trade with, and will be inseparable from, the common stock. Prior to exercise, a Right does not give its holder any dividend, voting, or liquidation rights. Under certain circumstances, a right may be exercised to purchase one one-thousandth of a share of Series Z Preferred Stock for $70 per share. The Rights become exercisable, subject to certain exceptions, if a new person or group acquires beneficial ownership of 15% or more, to purchase shares of the Company's common stock with a market value of $140.00, for $70.00 per Right. The Rights will expire on April 2, 2011, and may be redeemed by the Company for $.01 per Right at any time before a new person or group becomes a beneficial owner of 15% or more of our outstanding common stock.

The Company has a Stock Option Plan for executive officers, key employees and directors. The minimum option price is the fair market value per share at the date of grant, and the exercise price may not be decreased after the date of grant. No more than 3,000,000 shares may be issued as incentive stock options under the plan, and the maximum number of shares issuable annually under the plan is limited to 10% of the Company's outstanding common shares (excluding treasury shares) at the prior year end. Notwithstanding the foregoing, the Board of Directors has resolved that at no time will the total unexercised options issued to employees be in excess of 10% of the then outstanding common shares. Subject to the limitations discussed above, the number of options granted pursuant to these plans is at the discretion of the Compensation Committee of the Board of Directors. The plan had 488,798 options outstanding at November 3, 2001. In addition, options for 1,974,524 shares issued under similar prior stock option plans remained outstanding at November 3, 2001.

A summary of the combined activity for the Company's stock options for fiscal years 2001, 2000, and 1999 follows (shares in thousands):

	2001	2000		1999
	Shares	Weighted	Shares	Weighted	Shares	Weighted
	Under	Average	Under	Average	Under	Average
	Option	Exercise Price	Option	Exercise Price	Option	Exercise Price
Outstanding, beginning of year	2,475	$ 15.86	2,838	$10.91	3,293	$ 9.36
Granted	489	$ 12.48	484	$28.48	302	$18.74
Exercised	(481)	$7.01	(830)	$6.58	(757)	$ 7.27
Canceled/Expired	(20)	$ 22.09	(17)	$15.84	-	-
Outstanding, end of year	2,463	$ 16.67	2,475	$15.86	2,838	$10.91
Exercisable, end of year	1,681		1,826		2,531
Weighted average fair value of options granted	$3.32	$10.66		$6.89

Information with respect to options outstanding at November 3, 2001 follows (shares in thousands):

	Outstanding		Weighted	Exercisable
		Average	Remaining		Average
Range of Exercise Prices	Shares	Exercise Price	Contractual Life	Shares	Exercise Price
$ 5.38 -9.00	285	$7.93	3.2 years	285	$7.93
$ 10.88-11.19	623	$11.08	7.3 years	243	$ 10.90
$15.88-18.00	986	$16.47	5.2 years	870	$ 16.36
$20.56-28.94	569	$27.50	6.6 years	283	$ 27.32
	2,463			1,681

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

	2001	2000	1999
Expected Dividend Yield	3.00%	1.20%	1.10%
Expected Volatility	30%	35%	33%
Risk-Free Interest Rates	4.76-5.17%	6.03-6.68%	5.70-5.80%
Expected Lives	5 Years	5 Years	5 Years

Had compensation expense been recognized based on these hypothetical values the Company's net income for 2001, 2000, and 1999 would have been $28,883, $46,715, and $41,818, respectively, and diluted earnings per share for 2001, 2000, and 1999 would have been $1.08, $1.62, and $1.39, respectively. As a result of changing assumptions, these hypothetical calculations are not necessarily representative of future results.

8) Income Taxes

The provision for income taxes for fiscal years 2001, 2000, and 1999 is comprised of the following:

	2001	2000	1999
Federal:
Current	$ 9,104	$ 18,627	$ 19,823
Deferred	5,338	8,116	3,138
State	1,833	2,695	3,441
Foreign	1,375	1,285	2,036
Provision for income taxes	$ 17,650	$ 30,723	$ 28,438

Earnings before income taxes for 2001, 2000 and 1999 include $4,016, $3,521, and $5,634, respectively from non-U.S. operations. The income tax provision on earnings of the Company differs from the amounts computed by applying the U.S. Federal tax rate of 35% as follows:

	2001	2000	1999
Federal income taxes at statutory rate	$ 16,644	$ 28,221	$ 25,028
State income taxes, net of applicable
Federal income tax benefits	1,191	1,752	2,237
Other	(185)	750	1,173
	$ 17,650	$30,723	$ 28,438

At November 3, 2001 and October 28, 2000, the Company's principal components of deferred tax assets and liabilities consisted of the following:

	2001	2000
Deferred tax assets:
Tax carry forwards	$ 186	$ 186
Bad debt reserves	1,165	835
Inventories	146	127
Accrued liabilities	9,294	4,849
	$ 10,791	$ 5,997
Deferred tax liabilities:
Depreciation	$ 45,528	$ 42,733
Other	12,859	6,152
	$ 58,387	$ 48,885

At November 3, 2001 and October 28, 2000, the net current deferred tax asset was $5,575 and $3,299, respectively, and the net noncurrent deferred tax liability was $53,171 and $46,187, respectively.

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

The reconciliation of the net earnings and weighted average number of common shares used in the computations of basic and diluted earnings per share for 2001, 2000, and 1999 was as follows:

	2001		2000		1999
	Earnings	Shares	Earnings	Shares	Earnings	Shares
Basic earnings per share	$ 29,903	26,697	$ 49,907	27,322	$ 43,071	27,038
Effect of stock options	-	445	-	871	-	1,869
Effect of convertible preferred securities	2,086	1,554	4,990	3,681	1,280	1,075
Diluted earnings per share	$ 31,989	28,696	$ 54,897	31,874	$ 44,351	29,982

The effect of stock options represents the shares resulting from the assumed exercise of outstanding stock options calculated using the treasury stock method. The effect of convertible preferred securities represents the shares resulting from the assumed conversion using the "if converted" method and the add back of the distributions on preferred securities after tax for the assumed conversion at the beginning of each year. During certain quarters in 2001, convertible preferred securities were antidilutive, and therefore not assumed to be converted for that portion of the year.

10) Employee Benefits

The Company sponsors or contributes to various retirement benefit and savings plans covering substantially all employees. The total cost of such plans for fiscal years 2001, 2000, and 1999 was $3,084, $3,093, and $2,639, respectively.

11) Cash Flow Information

Supplemental information on cash flows for fiscal years 2001, 2000, and 1999 was as follows:

	2001	2000	1999
Cash paid during the year for:
Interest	$ 36,084	$ 32,424	$ 17,422
Income taxes	$ 9,863	$ 21,685	$ 18,431
Schedule of business acquisitions/divestitures:
Fair value of assets acquired (disposed)	$ (31,219)	$ 249,584	$ 75,528
Liabilities (assumed) transferred	4,019	(21,706)	(10,146)
Non-cash consideration/holdback payments	4,887	(2,324)	(556)
Total cash paid (received)	$ (22,313)	$ 225,554	$ 64,826

12) Commitments and Contingencies

The Company conducts certain of its operations in facilities under operating leases. Rental expense for 2001, 2000, and 1999 was $8,967, $8,611 and $6,767, respectively.

Future minimum lease payments under non-cancelable operating leases, by fiscal year, are: 2002-$6,205; 2003-$5,739; 2004-$4,341; 2005-$2,954; 2006-$2,275, and $6,087, thereafter.

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

13) Segment Information

The Company's forty-three facilities are organized into three reportable segments based on the nature of the products manufactured. The Company utilizes operating earnings to evaluate business segment performance and determine the allocation of resources. Segment accounting policies are the same as policies described in note (1). A description of reportable segments for the Company follows:

Custom Sheet & Rollstock - This segment has twenty-four manufacturing facilities and is the largest extruder of plastic sheet, custom rollstock, and cell cast acrylic sheet in North America. The segment's finished products are formed by its customers for use in a wide variety of markets.

Color & Specialty Compounds - This segment operates eleven plants throughout North America and Europe. The Color & Specialty Compounds segment manufactures custom-designed plastic alloys, compounds, color concentrates, and calendered film for utilization in numerous applications.

Molded & Profile Products - This segment has eight North American facilities which manufacture a number of proprietary items. These include injection molded products, complete thermoplastic wheels and tires, and profile extruded products.

Corporate & Other includes unallocated corporate office expenses, goodwill amortization, and other non-allocated expenses. Assets included in Corporate & Other are made up primarily of goodwill and cash & cash equivalents.

	2001	2000	1999
Net Sales
Custom Sheet & Rollstock	$ 621,866	$ 639,600	$ 507, 037
Color & Specialty Compounds	227,809	248,973	226,005
Molded & Profile Products	87,384	98,959	57,385
Net Sales	$ 937,059	$ 987,532	$ 790,427

Operating Earnings
Custom Sheet & Rollstock	$ 66,589	$ 74,838	$ 57,648
Color & Specialty Compounds	24,767	30,810	28,622
Molded & Profile Products	8,571	12,307	7,784
Corporate & Other	(17,553)	(8,194)	(6,347)
Total Operating Earnings	$ 82,374	$109,761	$ 87,707

Assets
Custom Sheet & Rollstock	$ 344,488	$ 372,394	$ 252,661
Color & Specialty Compounds	138,690	154,610	152,279
Molded & Profile Products	26,445	58,458	49,574
Corporate & Other	305,480	303,507	170,887
Total Assets	$ 815,103	$ 888,969	$ 625,401

Depreciation and Amortization
Custom Sheet & Rollstock	$ 14,994	$ 13,854	$ 8,821
Color & Specialty Compounds	7,525	7,499	7,467
Molded & Profile Products	3,995	3,605	2,512
Corporate & Other	8,407	6,947	4,422
Total Depreciation and Amortization	$ 34,921	$ 31,905	$ 23,222

Capital Expenditures
Custom Sheet & Rollstock	$ 7,915	$ 15,999	$ 12,927
Color & Specialty Compounds	3,097	8,205	6,670
Molded & Profile Products	4,567	4,644	4,595
Corporate & Other	658	344	500
Total Capital Expenditures	$ 16,237	$ 29,192	$ 24,692

*Total Operating Earnings is reduced by the pre-tax $9,090 non-recurring charges related to the impairment of long-lived assets, severance, and plant close down costs ($8,080 reflected as Corporate & Other).

In addition to external sales to customers, intersegment sales were $27,544, $23,864, and $20,457 for the fiscal years ended 2001, 2000, and 1999, respectively. Nearly all intersegment sales were generated from our Color & Specialty Compounds segment.

The Company operates in three reportable geographic areas-the United States, Canada, and Europe. Geographic financial information for fiscal years 2001, 2000, and 1999 was as follows:

	Net Sales		Total Assets
	2001	2000	1999	2001	2000	1999
United States	$ 826,826	$ 860,488	$ 696,334	$ 745,880	$ 788,454	$ 526,502
Canada	100,268	119,082	84,274	58,955	92,136	91,868
Europe	9,965	7,962	9,819	10,268	8,379	7,031
	$ 937,059	$ 987,532	$790,427	$ 815,103	$ 888,969	$ 625,401

14) Comprehensive Income

Comprehensive Income is an entity's change in equity during the period related to transactions, events, and circumstances from non-owner sources. The reconciliation of Net Earnings to Comprehensive Income for fiscal years 2001, 2000, and 1999 was as follows:

	2001	2000	1999
Net Earnings	$ 29,903	$ 49,907	$ 43,071
Other Comprehensive Income:
Foreign Currency Translation
Adjustments	(2,381)	(2,693)	1,376
Cash Flow Hedge Adjustments	(5,749)	--	--
Comprehensive Income	$ 21,773	$ 47,214	$ 44,447

On November 8, 2000, the Company entered into a fixed interest rate swap as a hedge of $125,000 of variable rate credit facilities. On June 11, 2001, the Company extended the existing interest rate swap by two years to November 2004 and reduced the swap's interest rate from 6.48% to 6.06%. As of November 3, 2001, the Company has recorded approximately $5.7 million as a reduction of comprehensive income which represents the liability, net of the related tax, for the reduction in value resulting from the decline in interest rates since the swap's inception.

15) Quarterly Financial Information

Certain unaudited quarterly financial information for the fiscal years ended November 3, 2001 and October 28, 2000 was as follows:

Quarter Ended					Fiscal
	Jan	April	July	Oct	Year
2001
Net Sales	$ 240,635	$ 252,099	$ 228,501	$ 215,824	$ 937,059
Gross Profit	39,654	42,706	36,524	33,165	152,049
Net Earnings	8,555	10,123	4,659*	6,566	29,903*
Net Earnings Per Share
- Basic	.32	.38	.17*	.25	1.12*
-- Diluted	.32	.37	.17*	.24	1.11*

2000
Net Sales	$ 204,065	$ 263,732	$ 262,602	$ 257,133	$ 987,532
Gross Profit	36,120	45,936	47,685	41,928	171,669
Net Earnings	11,167	13,781	13,604	11,355	49,907
Net Earnings Per Share
-- Basic	.41	.50	.50	.42	1.83
- Diluted	.39	.47	.46	.40	1.72

* - Reduced by pre-tax $9,090 non-recurring charges related to the impairment of long-lived assets, severance, and plant close down costs.

Management Report

To Our Shareholders

The financial statements of SPARTECH Corporation and subsidiaries were prepared under the direction of management, which is responsible for their integrity and objectivity. The statements have been prepared in conformity with generally accepted accounting principles and, as such, include amounts based on informed estimates and judgement of management.

Management has developed a system of internal controls, which is designed to assure that the books and records accurately reflect the transactions of the Company and that its established policies and procedures are followed properly. This system is augmented by written policies and procedures, and the selection and training of qualified personnel.

Arthur Andersen LLP, independent public accountants, are engaged to provide an objective audit of the financial statements of SPARTECH Corporation and issue reports thereon. Their audit is conducted in accordance with generally accepted auditing standards in the United States.

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

/s/Bradley B. Buechler /s/ Randy C. Martin

Chairman, President Executive Vice President

& Chief Executive Officer & Chief Financial Officer

Report of Independent Accountants

To SPARTECH Corporation

We have audited the accompanying consolidated balance sheet of SPARTECH Corporation (a Delaware Corporation) and subsidiaries as of November 3, 2001 and October 28, 2000, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three fiscal years in the period ended November 3, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SPARTECH Corporation and subsidiaries as of November 3, 2001 and October 28, 2000, and the results of their operations and their cash flows for each of the three fiscal years in the period ended November 3, 2001 in conformity with accounting principles generally accepted in the United States.

/s/Arthur Andersen LLP

St. Louis, Missouri

December 6, 2001

Five Year Summary

The following table sets forth selected financial data for each of the most recent five fiscal years.

(Dollars in thousands, except per share amounts)

Summary of Operations

Net Sales	$ 937,059	$ 987,532	$ 790,427	$ 670,477	$ 514,891
Gross Profit	$ 152,049	$ 171,669	$ 136,962	$ 111,215	$ 82,215
Depreciation and Amortization	$ 34,921	$ 31,905	$ 23,222	$ 18,530	$ 11,548
Operating Earnings	$ 82,374*	$ 109,761	$ 87,707	$ 69,728	$ 49,701
Interest and Preferred Distributions	$ 34,821	$ 29,131	$ 16,198	$ 13,602	$ 8,393
Net Earnings	$ 29,903*	$ 49,907	$ 43,071	$ 33,720	$ 25,493

Per Share Information

Earnings Per Share-Diluted	$ 1.11	$ 1.72	$ 1.48	$ 1.18	$ .92
Dividends Declared Per Share	$ .38	$ .34	$ .28	$ .24	$ .20
Book Value Per Share	$ 8.11	$ 7.86	$ 6.98	$ 5.72	$ 4.85

Balance Sheet Information

Working Capital	$ 111,146	$ 111,041	$ 77,698	$ 72,204	$ 63,429
Total Debt	$ 288,714	$ 352,845	$ 230,309	$ 254,220	$142,614
Total Assets	$ 815,103	$ 888,969	$ 625,401	$ 533,309	$ 358,803
Cash Flow from Operations	$ 70,453	$ 60,413	$ 76,547	$ 64,546	$ 48,390
Capital Expenditures	$ 16,237	$ 29,192	$ 24,692	$ 17,859	$ 12,172
Shareholders' Equity	$ 216,546	$ 211,022	$ 190,042	$ 153,596	$ 128,389

Ratios/Other Data

Gross Margin	16.2%	17.4%	17.3%	16.6%	16.0%
Operating Margin	8.8%	11.1%	11.1%	10.4%	9.7%
Effective Tax Rate	37.1%	38.1%	39.8%	39.9%	38.3%
Total Debt to Capitalization	44.1%	49.4%	49.0%	62.3%	52.6%
Return on Average Equity	14.0%	24.9%	25.1%	23.9%	21.2%
Number of Employees	3,300	4,075	3,350	2,700	2,125
Common Shares (000's):
Outstanding at Year End	26,700	26,864	27,240	26,861	26,480
Weighted Average - Diluted	28,696	31,874	29,982	28,609	27,838

* -Reduced by pre-tax $9.1 million non-recurring charges related to the impairment of long-lived assets, severance, and plant close down costs.

2001 Quarterly Common Stock Price Range

1st Q $10.56 - $20.94

2ndQ $15.00 - $19.79

3rd Q $18.70 - $24.30

4th Q $18.05 - $24.00

2000 Quarterly Common Stock Price Range

1st Q $25.25 - $33.63

2nd Q $23.00 - $40.50

3rd Q $24.81 - $36.38

4th Q $10.38 - $28.25

1998-2001 Common Stock Dividends

1998=$0.24

1999=$0.28

2000=$0.34

2001=$0.38