Form 10-K/A, Exhibit 13
period 2002-11-02
SPARTECH CORP
filed 2003-01-24
CIK 77597

Spartech Corporation
2002 Annual Report
Management's Discussion and Analysis

Business Overview

SPARTECH is an intermediate processor of thermoplastics which converts base polymers or resins from commodity suppliers into extruded plastic sheet and rollstock, cell cast acrylic sheet, color concentrates & blended resin compounds, and injection molded & profile extruded products for customers in a wide range of markets. We operate 43 production facilities (42 throughout North America and one in Europe) that are organized into three business segments: (1) Custom Sheet & Rollstock (67% of total sales), (2) Color & Specialty Compounds (26% of total sales), and (3) Molded & Profile Products (7% of total sales). The results discussed below include our 2000 acquisitions of High Performance Plastics, Inc. (February 2000) and Alshin Tire Corporation (October 2000) and our 2002 acquisition of GWB Plastics Holding Company (GWB), parent of UVTEC and PolyTech South (June 2002), from the date of acquisition. The results also reflect the divestiture of the two Canadian molded products businesses in July 2001.

Results of Operations
Comparison of Fiscal Years 2002 and 2001

The Company's fiscal year ends on the Saturday closest to October 31. Fiscal year 2001 includes 53 weeks compared to 52 weeks in 2002 and 2000. This results in approximately 2% additional operating activity in 2001 compared to the other years. The operating results presented below include data on a percentage of sales basis for more comparable discussions.

Net sales were $898.3 million for the year ended November 2, 2002, representing a 4% decrease from the prior year. An increase in overall internal volume of approximately 2% was more than offset by the effect of the 2% shorter period in fiscal 2002 and the effect of lower raw material prices passed through to our customers. Net sales for the Custom Sheet & Rollstock segment decreased 4% to $600.5 million in 2002 from $621.9 million in 2001. Volume was slightly higher for the comparable 52-week year, but resin price decreases reduced sales in dollars for most of the year. Net sales for the Color & Specialty Compounds segment increased 3% to $235.7 million in 2002 from $227.8 million in 2001. Sales added from our June 4 acquisition of GWB Plastics Holding Co. (GWB) and increased internal volume was partially offset by a lower price/mix of products sold and the shorter 2002 fiscal year. Net sales for the Molded & Profile Products segment decreased to $62.1 million in 2002 from $87.4 million, or 29%, mostly due to the sale of our Custom Molded Products business in the third quarter of 2001. Overall, year-over-year volume comparisons improved steadily during each quarter of fiscal 2002. We expect this trend to continue at least through the first quarter of 2003.

Operating costs and expenses in 2002 decreased to $817.4 million from $854.7 million in 2001, but remained relatively flat as a percentage of sales, 91.0% for 2002 as compared to 91.2% in 2001. Lower sales prices due to raw material price decreases and an unfavorable mix of products sold, as well as low first quarter demand, resulted in the operating cost percentage remaining flat despite the elimination of goodwill amortization and the non-recurring charge in the prior year. In the third quarter of 2001, the Company recorded $9.1 million (1.0% of sales) in non-recurring pre-tax expenses for costs incurred on operations slated for closedown. The non-recurring expenses consisted of $5.6 million related to the impairment of long-lived assets and $3.5 million related to severance, phase out, and other exit costs recorded in cost of sales. All the asset impairment charges and the majority of the non-recurring expenses were reflected as a Corporate/Other operating expense. Amortization of intangible assets decreased to $0.7 million in 2002, from $8.1 million in 2001. The Company adopted Financial Accounting Standards Board Statement No. 142, "Goodwill and Other Intangible Assets," effective at the beginning of fiscal year 2002. Statement No. 142 requires that goodwill no longer be amortized against earnings, but instead tested for impairment at least annually. Upon adoption, the Company did not have an impairment charge and eliminated the amortization of goodwill, which totaled $8.1 million in fiscal 2001. The fiscal 2002 amortization resulted from intangible assets acquired in the GWB acquisition. Selling and administrative expenses of $53.6 million for fiscal 2002 decreased from $56.0 million in fiscal 2001, but remained a flat 6.0% of net sales for both years. These expenses decreased below 6.0% of sales during the latter half of 2002, as our cost reduction programs began to benefit results. The remainder of these costs are largely fixed and further improved as a percentage of sales as volumes increased during the second half of the year.

The Company's fiscal 2002 operating earnings were $80.9 million (9.0% of sales) as compared to the $82.4 million (8.8% of sales) reported in 2001. Fiscal 2001 included $9.1 million in non-recurring expenses and $8.1 million of goodwill amortization that were not incurred in 2002. Operating earnings for 2002 decreased 19% after adding back these items to the prior year's results. The operating earnings for fiscal 2002 were impacted by low demand within the Company's Spartech Polycast and Spartech Profiles groups, which combined, accounted for nearly half of the decrease. Spartech Polycast should benefit from cost cutting activities and reductions to its inventory levels during 2002. Spartech Profiles realigned its capacity during the year and is pursuing sales in product offerings that better capitalize on its production capabilities. Our Custom Engineered Wheels group incurred some start-up costs and inefficiencies at two facilities. Resin prices began to rise during the last half of 2002, which increased the competitive situations and hindered our ability to pass along these cost increases in full. We expect to offset margin erosion from resin cost increases with past and present cost reduction efforts and increased volumes.

Interest expense and distributions on preferred securities of $26.8 million for fiscal 2002 decreased from the $34.8 million in fiscal 2001 as a result of $113.9 million of debt repayments in the last 24 months and lower overall interest rates.

Our effective tax rate was 36.6% for fiscal 2002, compared to 37.1% in 2001, reflecting an improvement in our combined state tax rate and ongoing benefits from research and development credits.

Net earnings of $34.3 million, or $1.21 per diluted share, in 2002 compare to the $29.9 million, or $1.11 per diluted share, in 2001 as a result of the operating factors noted above. Fiscal 2001 included goodwill amortization and the non-recurring charge which impacted diluted earnings per share by $.21 and $.22 respectively.

Sidebar Graph Chart
Net Sales
Price Per Pound
2000 = $.75
2001 = $.78
2002 = $.75

Sidebar Graph Chart
SG&A Expenses
As a Percent of Net Sales
2000 = 5.6%
2001 = 6.0%
2002 = 6.0%

Sidebar Graph Chart
New Product Sales
Alloy Plastics & Product Transformation
2000 = $80.7
2001 = $113.5
2002 = $144.2

Comparison of Fiscal Years 2001 and 2000

Consolidated net sales were $937.1 million in 2001, down 5% from $987.5 million in 2000. The primary reasons for the decrease were resin price reduction pass-throughs impacting our sales prices and decreases for the slow down in the volume sold to the automotive and manufactured housing markets, partially offset with changes in product mix to higher-value products. Net sales of the Custom Sheet & Rollstock segment decreased 3%, from $639.6 million to $621.9 million. This was due primarily to a 5% increase from the 2000 acquisition of the HPP operations being more than offset by the 4% decrease in resin prices throughout the year and a decrease in incremental margin business. The group's volume was down, as sales to the growing packaging market and benefits from the mix of more Alloy Plastics sales were offset by decreases in sales for automotive, manufactured housing, and recreational vehicles. Net sales of the Color & Specialty Compounds group decreased 9%, from $249.0 million to $227.8 million. This decrease was a result of lower average selling prices related to resin price reductions and transportation-related customers continuing their inventory reduction programs, reducing the overall volume shipped. Sales for the Molded & Profile Products group decreased 12%, from $99.0 million to $87.4 million, primarily as a result of the net divestiture of the three Canadian molded product facilities and lower volumes in the profile extrusion markets, despite strong performances by the Custom Engineered Wheels business. Inventory reductions by several customer end markets and the sluggishness of the overall economy are expected to continue into 2002. We are focusing on the growth of our Product Transformations and Alloy Plastics (which totaled 12% of our sales compared to 9% in the prior year) and our new market expansions (wheels joint venture, bath & shower surround business acquisition, and planned Mexico facility) to provide some benefits in 2002.

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

The Company implemented a series of cost reduction actions to further streamline its core operations, increase production efficiencies, and strengthen the Company's position for future growth. These streamlining efforts included the closing of three additional plant facilities (Charleston, South Carolina; Greensboro, Georgia; and Oxnard, California). Most of these actions, which were initiated in the third quarter, were completed within calendar year 2001. In connection with these efforts, the Company recorded $9.1 million in non-recurring pre-tax expenses. The non-recurring expenses consisted of $5.6 million related to writedowns for the impairment of long-lived assets and $3.5 million related to severance, phase out, and other exit costs recorded in cost of sales. The impairment charges adjusted the carrying values of these assets to an estimate of fair value less the cost to sell. The fair value was determined by using current selling prices for similar assets.

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

Interest expense and distributions on preferred securities of $34.8 million increased from $29.1 million as a result of borrowings related to the acquisitions completed in 2000, offset by $63.5 million repayment of debt, lower interest rates on floating-rate debt, and more favorable vendor discount terms.

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

Sidebar Graph Chart
Income Taxes
Effective Tax Rate
2000 = 38.1%
2001 = 37.1%
2002 = 36.6%

Liquidity and Capital Resources
Cash Flow

Our primary sources of liquidity have been cash flows from operating activities and borrowings from third parties. Our principal uses of cash have been to support our operating activities, invest in capital improvements, and finance strategic acquisitions.

We continue to generate strong cash flows from operations. Cash flow from operations improved by 24% to $87.1 million in 2002 compared to the $70.5 million generated in 2001, due in part to the improved net earnings and better management of working capital. Cash flows provided by changes in working capital were $12.5 million in 2002, resulting from improvements in nearly every major category, while changes in working capital used $7.5 million of cash flow in 2001.

Our primary investing activities are capital expenditures and acquisitions of businesses in the plastics industry. Capital expenditures are primarily incurred to maintain and improve productivity, as well as to modernize and expand facilities. Capital expenditures were $29.2 million for 2000, $16.2 million for 2001, and $28.2 million for 2002. The lower capital expenditures in 2001 reflected the impact of the plant closings that allowed for more effective usage of existing equipment and lower maintenance expenditures while the increase in 2002 reflected the expansions in Tupelo, Mississippi and Ramos Arispe, Mexico, as well as the purchase of power generation equipment for our La Mirada, California facility. We expect capital expenditures to total approximately $25 million for 2003. In fiscal 2000, we also completed two acquisitions-the purchase of HPP for $215.4 million and Alshin for $10.2 million. We indicated in the fiscal 2000 report that we would focus primarily on strengthening our balance sheet (working capital improvements and debt reduction), while continuing to evaluate value-added acquisition opportunities that meet our stringent acquisition criteria. In 2001, we accomplished both of these objectives by divesting our three non-core molded products facilities in Canada for $22.3 million of proceeds to pay down our debt and identified several investment opportunities/expansions that were initiated at or just after our fiscal year end (e.g., wheels plant expansion and joint venture, the acquisition of $7.5 million in ProForm bath & shower surround business for $2.5 million, and the ground breaking on a Mexico facility in the first quarter of 2002). In fiscal 2002, we completed (1) the acquisition of GWB for $47.2 million and (2) outsourcing acquisitions of certain business from MTD, Acros Whirlpool, and MAAX requiring $3.0 million in investments.

Our cash flows provided by financing activities were $194.5 million for 2000. The primary activities were bank borrowings of $225.6 million for acquisitions, repayment of debt of $4.9 million, purchases of treasury stock of $22.7 million, and proceeds from stock options exercised of $5.9 million. Our cash flows used by financing activities were $79.8 million for 2001. The primary activities were bank debt repayments of $22.3 million from divestitures as well as an additional $41.2 million from operations, purchases of treasury stock of $8.7 million, and proceeds from stock options exercised of $2.6 million. Our cash flows used for financing activities were $11.6 million for 2002. The primary activities were proceeds received from our May 30 stock offering of $50.7 million (which were used primarily to fund the GWB acquisition), bank borrowings of $4.7 million for acquisitions, repayment of debt of $55.1 million, purchases of treasury stock of $6.7 million, common stock dividends of $10.7 million, and proceeds from stock options exercised of $5.5 million. The debt repayments from operations were higher in 2002 than 2001, despite increasing capital expenditures by $12.0 million, due primarily to the increase in cash flow from operations of $16.6 million, lower stock repurchases net of option proceeds of $4.9 million, and increased cash from changes in working capital of $20.0 million. We paid common stock dividends at a rate of 38 cents per share in 2002.

Financing Arrangements

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

On February 25, 2000, we entered into a new $250 million bank credit facility representing a revolving credit line with a five-year term. Interest on our bank credit facility is payable at a rate chosen by us of either prime or LIBOR plus a 0.625% to 1.250% borrowing margin. At November 2, 2002, our total borrowings under the bank credit facilities were $140.3 million at a weighted average rate of 6.8%, and we had $103.5 million in remaining availability.

In November 2000, we entered into an interest rate swap for $125 million of our fixed LIBOR loans outstanding. Under the swap arrangement, our LIBOR rate is fixed at 6.06%, plus the borrowing margin, until November 2004. This swap arrangement is accounted for in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities."

On May 30, 2002, we announced the completion of a secondary public offering of 9,487,500 shares of our common stock. These shares represented 7,063,125 shares of common stock of the Company owned by two selling shareholders and 2,424,375 shares from the Company. The stock was sold to the public at $22.00 per share. The net proceeds received by the Company from the sale of the primary shares, $50.7 million, were principally used to finance the GWB strategic acquisition.

The following table summarizes our obligations under financing arrangements and lease commitments as of November 2, 2002:
                                                                More Than
                                                                3 Years
Type of                 Total Amount   Less Than                But Less Than  5 Years
Commitment              Commitment     1 Year       1-3 Years   5 Years        or More
---------------------   -------------  -----------  ----------  -------------- ------------
Bank Credit Facilities        $140,268           $-   $140,268              $-            $-

Unsecured Notes                 85,715       17,857     50,716          17,142             -

Other Debt Obligations          12,349        3,230        272             289         8,558

Convertible Debentures         150,000            -          -               -       150,000

Operating Lease
Commitments                     30,079        7,234     10,010           5,647         7,188

Standby Letters
of Credit                       12,689            -          -               -             -
---------------------   -------------  -----------  ----------  -------------- ------------

Total Contractual
Cash Obligations              $431,100      $28,321   $201,266         $23,078      $165,746
                         =============  =========== ==========   =============  ============



   Our current credit facilities contain certain affirmative and negative covenants, including restrictions on the incurrence of additional indebtedness, limitations on both the sale of assets and merger transactions, and requirements to maintain certain financial and debt service ratios and net worth levels. The most restrictive covenant regarding borrowings is the ratio of total debt to operating earnings plus depreciation and amortization contained in our primary credit facility. This debt ratio covenant would have allowed additional borrowings of $94.6 million as of November 2, 2002. In addition, our combined payment of dividends on our common stock and the repurchase of common shares for treasury is limited to 60% of our cumulative consolidated net income since November 1, 1997. At November 2, 2002, we had approximately $37.7 million of unrestricted retained earnings available for such payments. Future dividends are expected to be paid from future earnings. The most restrictive covenant regarding our operations is the debt service coverage ratio in our primary credit facility. While we were in compliance with such covenants in 2002 and currently expect to be in compliance during 2003, our failure to comply with the covenants or other requirements of our financing arrangements could result in an event of default and, among other things, acceleration of the payment of our indebtedness, which could adversely impact our business, financial condition, and results of operations.

We anticipate that cash flows from operations, together with the financing and borrowings under our bank credit facility, will satisfy our working capital needs, regular quarterly dividends, and planned capital expenditures for the next year.

Sidebar Graph Chart
Operating Cash Flow
In Millions of Dollars
2000 = $60.4
2001 = $70.5
2002 = $87.1

Sidebar Graph Chart
Capital Expenditures
In Millions of Dollars
2000 = $29.2
2001 = $16.2
2002 = $28.2

Significant Accounting Policies, Estimates and Judgments

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States. As such, we are required to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant accounting policies, estimates and judgments which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

   Revenue Recognition - We recognize revenue as the product is shipped and title passes to the customer. We manufacture our products either to standard specifications or to custom specifications agreed on with the customer in advance, and we inspect our products prior to shipment to ensure that these specifications are met. We continuously monitor and track product returns, which have historically been within our expectations and the provisions established. Despite our efforts to improve our quality and service to customers, we cannot guarantee that we will continue to experience the same, or better return rates, that we have in the past. Any significant increase in returns could have a material negative impact on our operating results.

   Accounts Receivable - We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer's creditworthiness, as determined by our review of their current credit information. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues identified. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past.

   Inventories - We value inventories at the lower of actual cost (first-in, first-out) to purchase or manufacture the inventory or the current estimated market value of the inventory. We also buy scrap and recyclable material (including regrind material) to be used in future production runs. We record these inventories initially at purchase price and, based on the inventory aging and other considerations for realizable value, we write down the carrying value to brokerage value, where appropriate. We regularly review inventory on hand and record provisions for obsolete inventory. A significant increase in the demand for our raw materials could result in a short-term increase in the cost of inventory purchases while a significant decrease in demand could result in an increase in the amount of excess inventory quantities on hand. In addition, most of our business is custom products, where the loss of a specific customer could increase the amount of excess or obsolete inventory on hand. Although we make every effort to ensure the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand could have a significant impact on the value of our inventory and the operating results.

   Acquisition Accounting - We have made several acquisitions in recent years. All of these acquisitions have been accounted for in accordance with the purchase method, and accordingly, the results of operation were included in our Consolidated Statement of Operations from the respective date of acquisition. The purchase price has been allocated to the identifiable assets and liabilities, and any excess of the cost over the fair value of the net identifiable assets acquired is recorded as goodwill. The initial allocation of purchase price is based on preliminary information, which is subject to adjustments upon obtaining complete valuation information. While the delayed finalization of purchase price has historically not had a material impact on the consolidated results of operations, we cannot guarantee the same results in future acquisitions.

   Valuation of Long-Lived Assets - We review the carrying value of our long-lived assets whenever events and changes in business indicate the carrying value of the assets may not be recoverable. We recognize impairment losses if expected future cash flows of the related assets (based on our current projections of anticipated future cash flows) are less than carrying value or where assets that are held for sale are deemed to be valued in excess of the expected amount to be realized upon sale. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluations.

Recently Issued Accounting Standards

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to all entities and legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and/or the normal operation of a long-lived asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and are subsequently allocated to expense over the asset's useful life. This statement is effective for the financial statements issued for fiscal years beginning after June 15, 2002 (our fiscal year 2003). We will adopt SFAS No. 143 at the beginning of our 2003 fiscal year and we do not believe it will have a material effect on our financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets to be disposed of. This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of;" however, this statement retains the fundamental provisions of SFAS No. 121 for recognition and measurement of the impairment of long-lived assets to be held and used and for measurement of long-lived assets to be disposed of by sale. This statement also supersedes the accounting and reporting provisions of Accounting Principles Board (APB) Opinion No. 30, "Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" for segments of a business to be disposed of. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 (our fiscal 2003). We do not believe that the adoption of SFAS No. 144 will have a material effect on our financial position or results of operations.

In April 2002, the FASB approved for issuance SFAS No. 145, "Rescission of FASB Statements No. 4, Amendment of SFAS No. 13, and Technical Corrections." Among other things, SFAS No. 145 rescinds SFAS No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. Under SFAS No. 145, the criteria in APB No. 30 will now be used to classify those gains and losses. The adoption of SFAS No. 145 will not have a material effect on our consolidated financial position or results of operations.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 replaces Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This statement will become effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 will not have a material effect on our consolidated financial position or results of operations.

Safe Harbor

This Report contains certain forward-looking statements, defined in Section 21E of the Securities Exchange Act of 1934. Forward-looking statements represent our judgment relating to, among other things, future results of operations, growth plans, sales, capital requirements, and general industry and business conditions applicable to us. They are based largely on our current expectations. Our actual results could differ materially from the information contained in the forward-looking statements due to a number of factors, including changes in the availability and cost of raw materials, the level of financial leverage and restrictions from our indebtedness agreements, unanticipated events that may prevent us from competing in existing or new markets, and our ability to successfully complete or integrate acquisitions. Investors are also directed to the discussion of risks and uncertainties associated with forward-looking statements contained in our Annual Report on Form 10-K filed with the Securities and Exchange Commission.

Sidebar Graph Chart
Total Debt
In Millions of Dollars
2000 = $352.8
2001 = $288.7
2002 = $238.3

Sidebar Graph Chart
Debt Repayments
In Millions of Dollars, Excluding Acquisitions and Divestitures
2000 = $4.9
2001 = $41.2
2002 = $55.1

Sidebar Graph Chart
Fixed Rate Financings
% of Total Financing
2000 = 81%
2001 = 89%
2002 = 94%

Sidebar Graph Chart
Total Financing Costs
In Millions of Dollars
2000 = $29.1
2001 = $34.8
2002 = $26.8

Consolidated Balance Sheet
(Dollars in thousands)
                                                November 2,   November 3,
                                                    2002          2001

Assets

Current Assets
Cash and equivalents                                  $7,511        $8,572
Receivables, net of allowance
   of $4,058 in 2002 and $3,957 in 2001              124,966       119,074
Inventories                                           95,190        93,091
Prepayments and other                                  4,549         9,333
                                                  ----------    ----------
Total Current Assets                                 232,216       230,070

Property, Plant and Equipment, Net                   280,474       274,155
Goodwill                                             318,841       292,576
Other Intangible Assets                               16,360             -
Other Assets                                          17,363        18,302
                                                  ----------    ----------
                                                    $865,254      $815,103
                                                  ==========    ==========
Liabilities and Shareholders' Equity

Current Liabilities
Current maturities of long-term debt                 $21,087       $18,225
Accounts payable                                      83,668        76,131
Accrued liabilities                                   34,173        24,568
                                                  ----------    ----------
Total Current Liabilities                            138,928       118,924
                                                  ----------    ----------

Long-term debt, less current maturities              217,245       270,489
Other liabilities                                     68,383        59,144
                                                  ----------    ----------
Total Long-Term Liabilities                          285,628       329,633

Company-Obligated, Mandatorily Redeemable
Convertible Preferred Securities of Spartech
Capital Trusts
Holding Solely Convertible Subordinated              150,000       150,000
Debentures

Shareholders' Equity

Common stock,  30,460,682 shares in 2002 and
28,067,023
shares issued in 2001                                 22,846        21,039

Contributed capital                                  140,213        94,239
Retained earnings                                    169,518       145,909
Treasury stock, at cost, 1,175,228 shares in
2002 and 1,367,437
shares in 2001                                      (28,701)      (30,410)

Accumulated other comprehensive loss                (13,178)      (14,231)
                                                  ----------    ----------
Total Shareholders' Equity                           290,698       216,546
                                                  ----------    ----------
                                                    $865,254      $815,103
                                                  ==========    ==========
See accompanying notes to consolidated financial statements.

Consolidated Statement of Operations

                                                        Fiscal Year
(Dollars in thousands, except per share amounts)
                                                2002        2001      2000
                                              ---------   --------- ---------
Net Sales                                      $898,308    $937,059  $987,532
                                              ---------   --------- ---------

Costs and Expenses

Cost of sales                                   763,145     785,010   815,863
Selling, general, and
 administrative                                  53,624      55,996    55,317
Write-down of long-lived assets                       -       5,550         -
Amortization of intangibles                         660       8,129     6,591
                                              ---------   --------- ---------
                                                817,429     854,685   877,771
                                              ---------   --------- ---------

Operating Earnings                               80,879      82,374   109,761

Interest                                         16,566      24,571    20,996
Distributions on preferred
securities of Spartech Capital Trusts            10,250      10,250     8,135
                                              ---------   --------- ---------

Earnings Before Income Taxes                     54,063      47,553    80,630

Income taxes                                     19,793      17,650    30,723
                                              ---------   --------- ---------

Net Earnings                                    $34,270     $29,903   $49,907
                                              =========   =========  ========

Net Earnings Per Common Share
Basic                                             $1.23       $1.12     $1.83
                                              =========   =========  ========
Diluted                                           $1.21       $1.11     $1.72
                                              =========   =========  ========
See accompanying notes to consolidated financial statements.

Consolidated Statement of Shareholders' Equity
(Dollars in thousands)

                              Common    Contributed   Retained    Treasury   Accumulated         Total
                               Stock      Capital     Earnings     Stock        Other        Shareholders'
                                                                            Comprehensive        Equity
                                                                                Loss


                              --------   -----------  ---------   ---------   -----------     ---------------
Balance, October 30, 1999      $20,925      $101,709    $85,651   $(14,835)      $(3,408)            $190,042


Stock options exercised            114       (6,468)          -      12,231             -               5,877
Cash dividends                       -             -    (9,409)           -             -             (9,409)
Treasury stock purchases             -             -          -    (22,702)             -            (22,702)
Net earnings                         -             -     49,907           -             -              49,907
Translation adjustments              -             -          -           -       (2,693)             (2,693)
                              --------   -----------  ---------   ---------   -----------     ---------------

Balance, October 28, 2000      $21,039       $95,241   $126,149   $(25,306)      $(6,101)            $211,022
                              --------   -----------  ---------   ---------   -----------     ---------------


Stock options exercised              -       (1,002)          -       3,643             -               2,641
Cash dividends                       -             -   (10,143)           -             -            (10,143)
Treasury stock purchases             -             -          -     (8,747)             -             (8,747)
Net earnings                         -             -     29,903           -             -              29,903
Translation adjustments              -             -          -           -       (2,381)             (2,381)
Cash flow hedge adjustments          -             -          -           -       (5,749)             (5,749)
                              --------   -----------  ---------   ---------   -----------     ---------------

Balance, November 3, 2001      $21,039       $94,239   $145,909   $(30,410)     $(14,231)            $216,546
                              --------   -----------  ---------   ---------   -----------     ---------------


Common stock issuance            1,807        48,856          -           -             -              50,663
Stock options exercised              -       (2,882)          -       8,423             -               5,541
Cash dividends                       -             -   (10,661)           -             -            (10,661)
Treasury stock purchases             -             -          -     (6,714)             -             (6,714)
Net earnings                         -             -     34,270           -             -              34,270
Translation adjustments              -             -          -           -         1,518               1,518
Cash flow hedge adjustments          -             -          -           -         (465)               (465)
                              --------   -----------  ---------   ---------   -----------    ----------------
Balance, November 2, 2002      $22,846      $140,213   $169,518   $(28,701)     $(13,178)            $290,698
                             =========  ============  =========  ==========   ===========   =================

See accompanying notes to consolidated financial statements.
Consolidated Statement of Cash Flows
                                                    Fiscal Year
(Dollars in thousands, except per share amounts)
                                         2002           2001           2000
                                    --------------   -----------  -------------
Cash Flows from Operating
Activities
Net earnings                                $34,270      $29,903         $49,907
Adjustments to reconcile net
earnings to
net cash provided by operating
activities:
Depreciation and amortization                28,120       34,921          31,905
Write-down of long-lived assets                   -        5,550               -
Change in current assets and
liabilities,
net of effects of acquisitions and
divestitures:
Receivables                                 (1,380)       20,661         (8,529)
Inventories                                   1,879      (2,003)         (5,336)
Prepayments and other                         2,063          840             211
Accounts payable                              3,871     (19,439)         (2,636)
Accrued liabilities                           6,023      (7,584)         (8,098)
Other, net                                   12,224        7,604           2,989
                                     --------------  -----------   -------------
Net cash provided by operating               87,070       70,453          60,413
activities
                                     --------------  -----------   -------------


Cash Flows from Investing
Activities

Capital expenditures                       (28,217)     (16,237)        (29,192)
Business (acquisitions)                    (49,092)       22,313       (225,554)
divestitures
Dispositions of assets                          492        1,300           1,473
                                     --------------  -----------   -------------
Net cash provided (used) for               (76,817)        7,376       (253,273)
investing activities
                                     --------------  -----------   -------------


Cash Flows from Financing
Activities

Bank borrowings for acquisitions              4,690            -         225,554
Payments on bank credit facilities                -     (22,313)               -
from divestitures
Payments on bank credit facilities         (54,698)     (40,406)         (2,996)
Payments on bonds and leases                  (374)        (791)         (1,863)
Issuance of common stock                     50,663            -               -
Cash dividends on common stock             (10,661)     (10,143)         (9,409)
Stock options exercised                       5,541        2,641           5,877
Treasury stock acquired                     (6,714)      (8,747)        (22,702)
                                     --------------  -----------   -------------
Net cash provided (used) by                (11,553)     (79,759)         194,461
financing activities
                                     --------------  -----------   -------------

Effect of exchange rate changes on              239            7               4
cash and equivalents
                                     --------------  -----------   -------------
Increase (decrease) in cash and             (1,061)      (1,923)           1,605
equivalents
Cash and Equivalents at Beginning             8,572       10,495           8,890
of  Year
                                     --------------  -----------   -------------
Cash and Equivalents at End of               $7,511       $8,572         $10,495
Year
                                     ==============  ===========    ============

See accompanying notes to consolidated financial statements.


Notes to Consolidated Financial Statements
(Dollars in thousands, except per share amounts)

1) Significant Accounting Policies

Basis of Presentation - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates. Certain prior year amounts have been reclassified to conform to the current year presentation. The Company's fiscal year ends on the Saturday closest to October 31. Fiscal year 2001 included 53 weeks, while 2002 and 2000 each included 52 weeks.

Principles of Consolidation - The accompanying consolidated financial statements include the accounts of SPARTECH Corporation and its controlled affiliates. All significant intercompany transactions and balances have been eliminated. Investments in entities of 20 to 50 percent are accounted for by the equity method.

Foreign Currency Translation - Assets and liabilities of the Company's non-U.S. operations are translated from their functional currency to U.S. dollars using exchange rates in effect at the balance sheet date. Results of operations are translated using average rates during the period. Adjustments resulting from the translation process are included as a separate component of shareholders' equity. The Company may periodically enter into foreign currency contracts to manage exposures to market risks from prospective changes in exchange rates. No such contracts were outstanding as of November 2, 2002 or November 3, 2001.

Cash Equivalents - Cash equivalents consist of highly liquid investments with original maturities of three months or less.

Inventories - Inventories are valued at the lower of cost (first-in, first-out) or market. Finished goods include the costs of material, labor, and overhead.

Property, Plant and Equipment - Property, plant and equipment are carried at cost. Depreciation expense is recorded on a straight-line basis over the estimated useful lives of the related assets as shown below and totaled $27,460, $26,792, and $25,314 in fiscal years 2002, 2001, and 2000, respectively.

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

Acquisitions - Acquisitions are accounted for by the purchase method, and accordingly, the results of operations are included in the Company's Statement of Operations from the respective date of acquisition. The purchase price is allocated to the identifiable assets and liabilities, and any excess of the cost over the fair value of the identifiable assets acquired is recorded as goodwill. Identifiable intangible assets with definite lives are amortized as expense over the estimated periods to be benefited. Intangible assets with indefinite lives, including goodwill, are not subject to periodic amortization, but will be tested for impairment annually, or more frequently if events or changes in circumstances indicate the asset might be impaired.

Financial Instruments - The Company selectively uses derivative financial instruments to manage its interest costs as well as its balance of floating rate and fixed rate financings. No credit loss is anticipated, as the counterparties to these agreements are major financial institutions with high credit ratings. The Company does not enter into derivatives for trading purposes. The net amount paid or received under an interest rate swap agreement is recorded as interest expense.

Derivative instruments (including certain derivative instruments embedded in other contracts) are recorded in the balance sheet as either an asset or liability measured at fair value, and changes in the derivative's fair value are recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying derivatives designated as fair value hedges allows a derivative's gains and losses to be offset in the income statement by the related change in the fair value of the hedged item. Special accounting for qualifying derivatives designated as cash flow hedges, allows the effective portion of a derivative's gains and losses to be reported as a component of accumulated other comprehensive loss and realized into earnings in the period during which the hedged transaction affects earnings.

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

  Derivative financial instruments - based upon quoted market prices or market prices for instruments with similar terms and maturities; and

  Long-term debt (including bank credit facilities) and mandatorily redeemable convertible preferred securities - based on quoted, current market prices for the same or similar issues. As of November 2, 2002, the fair value of long-term debt was $233,880 as compared to its carrying amount of $238,332 and the fair value of the convertible preferred securities was $142,755 as compared to the carrying amount of $150,000.

Revenue Recognition - The Company manufactures products for specific customer orders and for standard stock inventory. Revenues are recognized and billings are rendered as the product is shipped to the customer in accordance with U.S. generally accepted accounting principles as well as the Securities and Exchange Commission's Staff Accounting Bulletin No.101. Shipping and handling costs associated with the shipment of goods are recorded as costs of sales in the consolidated statement of operations.

Income Taxes - Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for credit carryforwards and then assessed (including the anticipation of future income) to determine the likelihood of realization. Deferred tax assets and liabilities are measured using the rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse and the credits are expected to be used. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

2) Acquisitions, Divestitures, and Facility Restructurings

On June 4, 2002, the Company completed its acquisition of GWB Plastics Holding Co. (GWB), which is the parent of two operating companies, UVTEC and PolyTech South. These businesses generated net sales of approximately $40,000 during the 12 months prior to the acquisition. The purchase price of $47,228 was allocated to the assets acquired (including $23,360 of goodwill - $17,747 of which is deductible for tax purposes and $17,020 of identified intangible assets) and liabilities assumed of $51,842 and $4,614, respectively. The purchase was financed through proceeds from our May 30, 2002 common stock offering of 2.4 million shares at $22 per common share.

In October 2000, the Company completed its acquisition of Alshin Tire Corporation, a manufacturer of urethane-based tires supplying primarily the healthcare industry, with annual sales of approximately $10,000. The cash purchase price of approximately $10,200 was funded through our existing bank credit facility.

On February 28, 2000, the Company completed the purchase of substantially all of the assets of HPP, a manufacturer of extruded sheet and rollstock, cell cast acrylic, and other proprietary plastic products, with sales of approximately $130,000 for its fiscal year which ended September 26, 1999. The net cash purchase price for HPP was approximately $215,400 including costs of the transaction. The purchase was financed through our $250,000 bank credit facility. The fair values of the assets acquired (including approximately $134,000 in goodwill) and liabilities assumed (consisting of accounts payable and accrued liabilities) were $234,800 and $19,400, respectively.

Effective July 19, 2001, the Company completed the sale of its custom molded product businesses based in Canada for approximately $25,000 to a group of former managers. These two businesses, Spartech Industries-Thin-Wall Containers and Spartech Industries-Custom Molded Products, consisted of three production facilities (two in Ontario and one in Quebec) and represented approximately $23,000 and $35,000 of the Company's fiscal 2001 and 2000 sales, respectively. The proceeds consisted of approximately $23,000 in cash and a $2,000 five-year, interest-bearing note.

During fiscal 2001, the Company implemented a series of cost reduction actions to further streamline its core operations, increase production efficiencies, and strengthen the Company's position for future growth. These streamlining efforts included the closing of three plant facilities. In connection with these efforts, the Company recorded $9,090 in non-recurring pre-tax expenses in the third quarter. The non-recurring expenses consisted of $5,550 related to writedowns for the impairment of long-lived assets and $3,540 related to severance, phase out, and other exit costs recorded in cost of sales. The impairment charges adjusted the carrying values of the affected assets to an estimate of fair value less the cost to sell. Most of the activities occurred in fiscal 2001 with the balance completed in fiscal 2002.

3) Inventories

Inventories at November 2, 2002 and November 3, 2001 are comprised of the following components:
                              2002           2001
                          -------------  -------------
     Raw materials              $55,207        $55,803
     Finished goods              39,983         37,288
                          -------------  -------------
                                $95,190        $93,091
                          =============   ============

4) Property, Plant and Equipment

Property, plant and equipment consisted of the following at November 2, 2002 and November 3, 2001:


                                             2002         2001
                                         -----------   ----------
     Land                                      $10,997     $10,357
     Buildings and leasehold                    72,487      65,578
     improvements
     Machinery and equipment                   329,974     301,959
     Furniture and fixtures                      9,062      11,178
                                         -----------   ----------
                                               422,520     389,072
     Less accumulated depreciation             142,046     114,917
                                         -----------   ----------
     Property, plant and equipment, net       $280,474    $274,155
                                          ============  ==========

5) Goodwill and Other Intangible Assets

For fiscal years 2001 and 2000, amortization of goodwill and intangible assets was charged against operations on a straight-line basis over the periods estimated to be benefited, not exceeding 40 years. In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142, among other things, eliminates the amortization of goodwill and certain identified intangible assets. Effective November 4, 2001, the Company has adopted SFAS No. 142, and as such, intangible assets, including goodwill, that are not subject to amortization will be tested for impairment annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired.

During 2002, the Company acquired identifiable intangible assets in the amount of $17,020 as follows: non-compete & customer contracts totaling $4,990 with amortization periods of 3 to 5 years and product formulations with a carrying amount of $12,030 and an amortization period of 15 years. The total weighted-average amortization period for these acquired assets is 12 years. At November 2, 2002, accumulated amortization of the non-compete & customer contracts, and product formulations was $390 and $270, respectively. In addition to the acquired intangible assets subject to amortization, goodwill of $26,265 was recorded and is not subject to periodic amortization.

The Company's changes in the carrying amount of goodwill for the year ended November 2, 2002, are as follows:



                                Custom     Color &   Molded &
                                 Sheet    Compounds   Profile     Total
                               ---------   --------- ---------   --------
     Balance November 3, 2001   $182,900     $72,062   $37,614   $292,576
     Goodwill acquired            $2,905     $23,360        $-    $26,265
                               ---------   --------- ---------  ---------
     Balance November 2, 2002   $185,805     $95,422   $37,614   $318,841
                                ========   ========= =========  =========

Total accumulated amortization at November 2, 2002 and November 3, 2001 is $29,773 and $29,113, respectively. Amortization expense for the current intangible assets over the next five years is estimated to be: $1,966, $1,966, $1,828, $1,550, and $1,300 for fiscal 2003, 2004, 2005, 2006, and 2007, respectively.

As required by SFAS No. 142, the results for prior periods have not been restated. A reconciliation of net income and per share amounts for fiscal years 2001 and 2000 is presented below as if SFAS No. 142 had been adopted at the beginning of those periods.
                                         2001           2000
                                      -------------  -----------
Reported net income                         $29,903      $49,907
Add back: goodwill amortization               6,164        5,064
(net of tax)
                                      -------------  -----------
Adjusted net income                          36,067       54,971
                                      =============  ===========
Basic net income per share:
Reported net income                           $1.12        $1.83
Add back: goodwill amortization                 .23          .18
(net of tax)
                                      -------------  -----------
Adjusted net income                           $1.35        $2.01
                                      =============  ===========

Diluted net income per share:
Reported net income                           $1.11        $1.72
Add back: goodwill amortization                 .21          .16
(net of tax)
                                      -------------  -----------
Adjusted net income                           $1.32        $1.88
                                      =============  ===========


6) Long-Term Debt

Long-term debt is comprised of the following at November 2, 2002 and November 3, 2001:
                                              2002           2001
                                          --------------  -----------
     7.0% Senior Unsecured Notes                 $47,143      $53,572
     7.62% Guaranteed Unsecured Notes             17,143       21,429
     7.21% Senior Unsecured Notes                 21,429       28,571
     Bank Credit Facilities                      140,268      175,500
     Other                                        12,349        9,642
                                          --------------  -----------
                                                 238,332      288,714
     Less current maturities                      21,087       18,225
                                          --------------  -----------
     Total long-term debt                       $217,245     $270,489
                                           =============  ===========


On February 25, 2000, the Company amended its unsecured bank credit facility to an aggregate availability of $250,000 for a new five-year term. The Company's Canadian entity has an additional $6,420 revolving facility in Canada. The total capacity under these bank credit facilities was $256,420 at November 2, 2002. Borrowings under these facilities are classified as long-term, as no paydowns of the aggregate facilities are required within the next year. Interest on the bank credit facilities is payable at a rate chosen by the Company of either prime or LIBOR plus a 0.625% to 1.25% borrowing margin and the agreement requires a fee of 0.15% to 0.30% for any unused portion of the facilities. At November 2, 2002, the Company had fixed LIBOR loans outstanding under the bank credit facilities of $135,000 at 2.81%-2.88% in the U.S. for a one-month period and $2,568 at 3.62% in Canada (LIBOR loans totaled $175,500 at 3.56%-3.69% in the U.S. on November 3, 2001). The remaining bank credit facility borrowings of $2,700 at November 2, 2002 were at the prime rate of 4.75% in the U.S. On June 11, 2001, the Company extended its existing fixed interest rate swap agreement for $125,000 through November, 2004. Under the extension, the Company pays interest at 6.06% and receives interest at LIBOR plus the borrowing margin.

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

The other debt consists of industrial revenue bonds, capital leases, and other term notes utilized to finance capital expenditures. These financings mature between 2003 and 2016 and have interest rates ranging from 2.0% to 9.0%.

Scheduled maturities of long-term debt for the next five fiscal years are: 2003- $21,087; 2004-$17,992; 2005-$173,264; 2006-$10,855; and 2007-$6,575. The long-
term debt contains certain covenants which, among other matters, require the Company to restrict the incurrence of additional indebtedness, satisfy certain ratios and net worth levels, and limit both the sale of assets and merger transactions.

7) Convertible Preferred Securities

On February 18, 2000, the Company issued $100,000 of 7.0% convertible subordinated debentures to Spartech Capital Trust II, a Delaware trust controlled by the Company. The Company used the proceeds to repay borrowings under its bank credit facility. The debentures are the sole asset of the trust and eliminate in consolidation. The trust purchased the debentures with the proceeds of a $100,000 private placement of 7.0% convertible preferred securities of the trust having an aggregate liquidation preference of $100,000 and guaranteed by SPARTECH. The debentures:

  Are convertible along with the trust's preferred securities, at the option of the preferred security holders, into shares of the Company's common stock at a conversion price equivalent to $34.00 per share of common stock, for a total of 2,941,176 shares;

  Are redeemable along with the trust's preferred securities, at the Company's option after March 1, 2003, at a price equal to 104.90% of the principal amount plus accrued interest which declines annually to a price equal to the principal amount plus accrued and unpaid interest after March 1, 2010; and

  Mature and are payable, along with the trust's preferred securities, on March 31, 2015, if they have not been previously redeemed or converted.

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

  Are convertible along with the trust's preferred securities, at the option of the preferred security holders, into shares of the Company's common stock at a conversion price equivalent to $30.55 per share of common stock, for a total of 1,636,661 shares;

  Are redeemable along with the trust's preferred securities, at the Company's option after March 1, 2002, at a price equal to 104.56% of the principal amount plus accrued interest which declines annually to a price equal to the principal amount plus accrued and unpaid interest after March 1, 2009; and

  Mature and are payable, along with the trust's preferred securities, on March 31, 2014, if they have not been previously redeemed or converted.

8) Shareholders' Equity & Stock Options

The authorized capital stock of the Company consists of 45 million shares of $.75 par value common stock and 4 million shares of $1 par value preferred stock.

In April 2001, the Company adopted a Shareholder Rights Plan by declaring a dividend of one Preferred Share Purchase Right (Right) for each outstanding share of the Company's common stock. The Rights will initially trade with, and will be inseparable from, the common stock. Prior to exercise, a Right does not give its holder any dividend, voting, or liquidation rights. Under certain circumstances, a Right may be exercised to purchase one one-thousandth of a share of Series Z Preferred Stock for $70 per share. The Rights become exercisable, subject to certain exceptions, if a new person or group acquires beneficial ownership of 15% or more, to purchase shares of the Company's common stock with a market value of $140.00, for $70.00 per Right. The Rights will expire on April 2, 2011 and may be redeemed by the Company for $.01 per Right at any time before a new person or group becomes a beneficial owner of 15% or more of the Company's outstanding common stock.

The Company has a Stock Option Plan for executive officers, key employees, and directors. The minimum option price is the fair market value per share at the date of grant, and the exercise price may not be decreased after the date of grant. Options are granted with lives ranging from 5-10 years and vest over a four-year period. No more than 3,000,000 shares may be issued as incentive stock options under the plan, and the maximum number of shares issuable annually under the plan is limited to 10% of the Company's outstanding common shares (excluding treasury shares) at the prior year end. Notwithstanding the foregoing, the Board of Directors has resolved that at no time will the total unexercised options issued to employees be in excess of 10% of the then outstanding common shares. Subject to the limitations discussed above, the number of options granted pursuant to these plans is at the discretion of the Compensation Committee of the Board of Directors.


A summary of the combined activity for the Company's stock options for fiscal years 2002, 2001, and 2000 follows (shares in thousands):
                                          2002                     2001                     2000
                                Shares      Weighted     Shares      Weighted      Shares      Weighted
                                 Under       Average      Under       Average      Under        Average
                                Option   Exercise Price  Option   Exercise Price   Option   Exercise Price
                                 ------   -------------- -------   -------------- --------   --------------
Outstanding, beginning of year    2,463           $16.67   2,475           $15.86    2,838           $10.91
Granted                             576           $21.38     489           $12.48      484           $28.48
Exercised                         (609)           $10.99   (481)            $7.01    (830)            $6.58
Canceled/Expired                   (48)           $18.36    (20)           $22.09     (17)           $15.84
                                 ------                  -------                  --------
Outstanding, end of year          2,382           $19.23   2,463           $16.67    2,475           $15.86
                                 ======                   ======                   =======
Exercisable, end of year          1,453                    1,681                     1,826
                                 ======                  =======                   =======
Weighted average fair
Value of options granted                 $6.91                    $3.32                    $10.66
                                         ======                  =======                   =======
Information with respect to options outstanding at November 2, 2002 follows (shares in thousands):
                                   Outstanding              Weighted            Excercisable
                                            Average         Remaining                  Average
Range of Exercise Prices     Shares     Exercise Price  Contractual Life   Shares  Exercise Price
                           ---------     -------------  ----------------   ------- --------------
$10.88-16.00                       958           $13.63         6.1 years      690         $ 14.58
$16.40-21.10                       856           $19.89         7.3 years      364          $18.73
$21.94 -27.00                      115           $24.00         7.4 years       47          $23.08
$28.63-28.94                       453           $28.63         5.5 years      352          $28.63
                             ---------                                     -------
                                 2,382                                       1,453
                             =========                                     =======

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

                                         2002           2001           2000
                                    --------------   -----------  -------------
Expected Dividend Yield                       2.00%        3.00%           1.20%
Expected Volatility                             35%          30%             35%
Risk-Free Interest Rates                 4.38-5.14%   4.76-5.17%      6.03-6.68%
Expected Lives                              5 Years      5 Years         5 Years

Had compensation expense been recognized based on these hypothetical values the Company's net income for 2002, 2001, and 2000 would have been $31,751, $28,883, and $46,715, respectively, and diluted earnings per share for 2002, 2001, and 2000 would have been $1.12, $1.08, and $1.62, respectively. As a result of changing assumptions, these hypothetical calculations are not necessarily representative of future results.

9) Income Taxes

The provision for income taxes for fiscal years 2002, 2001, and 2000 is comprised of the following:
                                         2002           2001           2000
Federal:
Current                                      $8,651       $9,104         $18,627
Deferred                                      6,890        5,338           8,116
State                                         2,393        1,833           2,695
Foreign                                       1,859        1,375           1,285
                                            -------       ------         -------
Provision for income taxes                  $19,793      $17,650         $30,723
                                            =======      =======         =======

Earnings before income taxes for 2002, 2001, and 2000 include $ 5,329, $4,016, and $3,521, respectively from non-U.S. operations. The income tax provision on earnings of the Company differs from the amounts computed by applying the U.S. Federal tax rate of 35% as follows:
                                         2002           2001           2000
                                       --------       --------        ------
Federal income taxes at
   statutory rate                           $18,922      $16,644         $28,221
State income taxes, net of
applicable
Federal income tax benefits                   1,555        1,191           1,752
Other                                         (684)        (185)             750
                                          ---------    ---------        --------
                                    $19,793          $17,650      $30,723
                                    =========        ===========  ==========

At November 2, 2002 and November 3 ,2001, the Company's principal components of deferred tax assets and liabilities consisted of the following:
                                              2002           2001
                                            --------        -------
     Deferred tax assets:
     Tax carryforwards                                $-         $186
     Bad debt reserves                             1,398        1,165
     Inventories                                     318          146
     Accrued liabilities                           9,827        9,294
                                                 -------      -------
                                                 $11,543      $10,791
                                                ========      =======
     Deferred tax liabilities:
     Depreciation                                $52,951      $45,528
     Goodwill and other intangibles               15,137       12,859
                                                --------      -------
                                                 $68,088      $58,387
                                               =========     ========

At November 2, 2002 and November 3, 2001, the net current deferred tax asset was $6,434 and $5,575, respectively, and the net noncurrent deferred tax liability was $62,979 and $53,171, respectively.

10) Earnings Per Share

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

The reconciliation of the net earnings and weighted average number of common shares used in the computations of basic and diluted earnings per share for 2002, 2001, and 2000, was as follows (shares in thousands):
                               2002               2001               2000
                         -----------------  ----------------   ----------------
                         Earnings  Shares   Earnings  Shares   Earnings  Shares
Basic earnings per         $34,270  27,895    $29,903  26,697    $49,907  27,322
share
Effect of stock options          -     484          -     445          -     871
Effect of convertible
preferred securities             -       -      2,086   1,554      4,990   3,681
                          -------- -------  --------- -------   --------  ------
Diluted earnings per       $34,270  28,379    $31,989  28,696    $54,897  31,874
share
                          ======== =======   ======== =======   ========  ======

The effect of stock options represents the shares resulting from the assumed exercise of outstanding stock options calculated using the treasury stock method. The effect of convertible preferred securities represents the shares resulting from the assumed conversion using the "if converted" method and the add back of the distributions on preferred securities after tax for the assumed conversion at the beginning of each year. During certain quarters in 2002, convertible preferred securities were antidilutive, and therefore not assumed to be converted.

11) Employee Benefits

The Company sponsors or contributes to various defined contribution retirement benefit and savings plans covering substantially all employees. The total cost of such plans for fiscal years 2002, 2001, and 2000 was $2,742, $3,084, and $3,093, respectively.

12) Cash Flow Information

Supplemental information on cash flows for fiscal years 2002, 2001, and 2000 was as follows:
                                                   2002       2001      2000
                                                  ------   ---------   -------
Cash paid during the year for:
Interest                                          $28,267     $36,084   $32,424
Income taxes                                       $4,507      $9,863   $21,685
Schedule of business acquisitions/divestitures:
Fair value of assets acquired (disposed)          $57,521   $(31,219)  $249,584
Liabilities (assumed) transferred                 (5,589)       4,019  (21,706)
Non-cash consideration/holdback payments          (2,840)       4,887   (2,324)
Total cash paid (received)                        $49,092   $(22,313)  $225,554

13) Commitments and Contingencies

The Company conducts certain of its operations in facilities under operating leases. Rental expense for 2002, 2001, and 2000, was $9,264, $8,967, and $8,611,
respectively.

Future minimum lease payments under non-cancelable operating leases, by fiscal year, are: 2003-$7,234; 2004-$5,707; 2005-$4,303; 2006-$3,028; 2007-$2,619, and
$7,188, thereafter.

The Company is also subject to various other claims, lawsuits, and administrative proceedings arising in the ordinary course of business with respect to commercial, product liability, employment, and other matters, several of which claim substantial amounts of damages. While it is not possible to estimate with certainty the ultimate legal and financial liability with respect to these claims, lawsuits, and administrative proceedings, the Company believes that the outcome of these other matters will not have a material adverse effect on the Company's financial position or results of operations. The Company currently has no litigation with respect to any environmental matters.

14) Segment Information

The Company's forty-three facilities are organized into three reportable segments based on the nature of the products manufactured. The Company utilizes operating earnings to evaluate business segment performance and determine the allocation of resources. Segment accounting policies are the same as policies described in Note 1. A description of reportable segments for the Company follows:

  Custom Sheet & Rollstock - This segment has twenty-three manufacturing facilities and is the largest extruder of plastic sheet, custom rollstock, and cell cast acrylic sheet in North America. The segment's finished products are formed by its customers for use in a wide variety of markets.

  Color & Specialty Compounds - This segment operates thirteen plants throughout North America and Europe. The Color & Specialty Compounds segment manufactures custom-designed plastic alloys, compounds, color concentrates, and calendered film for utilization in numerous applications.

  Molded & Profile Products - This segment has seven North American facilities which manufacture a number of proprietary items. These include injection molded products, complete thermoplastic wheels and tires, and profile extruded products.

Corporate & Other includes unallocated corporate office expenses and other non-allocated expenses. Assets included in Corporate & Other are made up primarily of deferred taxes, cash & cash equivalents.
                                         2002           2001           2000
                                      -----------    ----------    -----------
Net Sales
Custom Sheet & Rollstock                   $600,486     $621,866        $639,600
Color & Specialty Compounds                 235,728      227,809         248,973
Molded & Profile Products                    62,094       87,384          98,959
                                         ----------   ----------     -----------
Total Net Sales                            $898,308     $937,059        $987,532
                                         ==========   ==========     ===========
Operating Earnings
Custom Sheet & Rollstock                    $62,294      $66,589         $74,838
Color & Specialty Compounds                  25,721       24,767          30,810
Molded & Profile Products                     3,496        8,571          12,307
Corporate & Other                          (10,632)     (17,553)         (8,194)
                                         ----------   ----------     -----------
Total Operating Earnings                   $80,879*     $82,374*        $109,761
                                         ==========   ==========     ===========

Assets
Custom Sheet & Rollstock                   $509,513     $527,388        $539,984
Color & Specialty Compounds                 254,371      210,752         228,646
Molded & Profile Products                    77,252       64,059          93,926
Corporate & Other                            24,118       12,904          26,413
                                         ----------   ----------     -----------
Total Assets                               $865,254     $815,103        $888,969
                                         ==========   ==========     ===========

Depreciation and Amortization
Custom Sheet & Rollstock                    $16,364      $20,011         $18,388
Color & Specialty Compounds                   8,705        9,502           8,556
Molded & Profile Products                     2,608        5,130           4,605
Corporate & Other                               443          278             356
                                         ----------   ----------     -----------
Total Depreciation and Amortization         $28,120      $34,921         $31,905
                                         ==========   ==========     ===========

Capital Expenditures
Custom Sheet & Rollstock                    $16,062       $7,915         $15,999
Color & Specialty Compounds                   6,153        3,097           8,205
Molded & Profile Products                     4,357        4,567           4,644
Corporate & Other                             1,645          658             344
                                         ----------   ----------     -----------
Total Capital Expenditures                  $28,217      $16,237         $29,192
                                         ==========   ==========     ===========

*Total Operating Earnings for 2001 are reduced by the pre-tax $9,090 non-recurring charges related to the impairment of long-lived assets, severance, and plant closedown costs ($8,080 reflected as Corporate & Other) and total operating earnings for 2002 benefited from the elimination of $8,129 of goodwill amortization incurred in the prior year.

In addition to external sales to customers, intersegment sales were $25,950, $27,544, and $23,864 for the fiscal years ended 2002, 2001, and 2000, respectively. Nearly all intersegment sales were generated from our Color & Specialty Compounds segment.

The Company operates in three reportable geographic areas - the United States, Canada, and Europe. Geographic financial information for fiscal years 2002, 2001, and 2000 was as follows:
                           Net Sales             Property, Plant and Equipment,
                                                               Net
                  2002        2001       2000      2002       2001       2000
               ---------   ---------   --------- ---------  ---------  --------
United States    $819,108    $826,826   $860,488  $258,827   $253,484   $273,056
Canada             67,868     100,268    119,082    19,061     17,200     35,565
Europe             11,332       9,965      7,962     2,586      3,471      3,000
               ---------   ---------   --------- ---------  ---------  --------

                 $898,308    $937,059   $987,532  $280,474   $274,155   $311,621
                =========  ==========   ========  ========  =========  =========

15) Comprehensive Income

Comprehensive Income is an entity's change in equity during the period related to transactions, events, and circumstances from non-owner sources. The reconciliation of Net Earnings to Comprehensive Income for fiscal years 2002, 2001, and 2000 was as follows:
                                         2002           2001           2000
                                     -------------   -----------  -------------
Net Earnings                                $34,270      $29,903        $ 49,907
Other Comprehensive Income:
Foreign Currency Translation
Adjustments                                   1,518      (2,381)         (2,693)
Cash Flow Hedge Adjustments                   (465)      (5,749)               -
                                     -------------   -----------  -------------
Comprehensive Income                        $35,323      $21,773         $47,214
                                     ==============  ===========   =============

On November 8, 2000, the Company entered into a fixed interest rate swap as a hedge of $125,000 of variable rate credit facilities. The Company pays interest under the swap at 6.06%. The reduction in comprehensive income for the cash flow hedge represents the change in the liability, net of the related tax, for the reduction in value resulting from the net payment under the swap and the decline in interest rates since the swap's inception. At November 2, 2002, accumulated other comprehensive loss consisted of $6,964 in foreign currency translation adjustments and $6,214 in cash flow hedge adjustments.

16) Quarterly Financial Information

Certain unaudited quarterly financial information for the fiscal years ended November 2, 2002 and November 3, 2001 was as follows:

                                          Quarter Ended                Fiscal
                               Jan       April     July        Oct      Year
                             --------  --------- ---------  --------  --------
2002
Net Sales                    $190,668   $233,204  $237,242   $237,194  $898,308
Gross Profit                   27,161     36,058    38,252     33,692   135,163
Net Earnings                    4,862      9,074    11,486      8,848    34,270
Net Earnings Per                  .18        .34       .40        .30      1.23
 Share           - Basic
                 - Diluted        .18        .33       .39        .30      1.21
2001
Net Sales                    $240,635   $252,099  $228,501   $215,824  $937,059
Gross Profit                   39,654     42,706    36,524     33,165   152,049
Net Earnings                    8,555     10,123    4,659*      6,566   29,903*
Net Earnings Per                  .32        .38      .17*        .25     1.12*
Share            - Basic
                 - Diluted        .32        .37      .17*        .24     1.11*

* - Reduced by pre-tax $9,090 non-recurring charges related to the impairment of long-lived assets, severance, and plant closedown costs.

Management Report
To Our Shareholders

The financial statements of SPARTECH Corporation and subsidiaries were prepared under the direction of management, which is responsible for their integrity and objectivity. The statements have been prepared in conformity with generally accepted accounting principles and, as such, include amounts based on informed estimates and judgment of management.

Management has developed a system of internal controls, which is designed to ensure that the books and records accurately reflect the transactions of the Company and that its established policies and procedures are followed properly. This system is augmented by written policies and procedures, and the selection and training of qualified personnel.

Ernst & Young LLP, independent public accountants, is engaged to provide an objective audit of the financial statements of SPARTECH Corporation and issue reports thereon. Their audit is conducted in accordance with generally accepted auditing standards in the United States.

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


/s/Bradley B. Buechler              /s/Randy C. Martin
  Chairman, President               Executive Vice President
  & Chief Executive Officer         & Chief Financial Officer


Reports of Independent Accountants
Board of Directors SPARTECH Corporation

We have audited the accompanying consolidated balance sheet of SPARTECH Corporation (a Delaware corporation) as of November 2, 2002 and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of SPARTECH Corporation as of November 3, 2001 and for the years ended November 3, 2001 and October 28, 2000 were audited by other auditors who have ceased operation. Those auditors expressed an unqualified opinion on those financial statements in their report dated December 6, 2001.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SPARTECH Corporation at November 2, 2002 and the consolidated results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

As discussed in Note 5 to the consolidated financial statements, the company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", in 2002.

/s/Ernst & Young LLP
St. Louis, Missouri
December 12, 2002


This Report is a Copy of the Previously Issued Report and Has Not Been Reissued by Arthur Andersen LLP

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

Arthur Andersen LLP
St. Louis, Missouri
December 6, 2001

The following table sets forth selected financial data for each of the most recent eleven years. This data should be read in conjunction with the Consolidated Financial Statements and Notes related thereto, and Management's Discussion and Analysis which begins on Page 11 of this Report. (Amounts in Thousands, except per share data).

                           2002        2001       2000        1999       1998
                        ---------   ---------- ---------   ---------- ---------
SUMMARY OF OPERATIONS
Net Sales:
In Dollars                $898,308    $937,059   $987,532    $790,427   $670,477
In Pounds                1,205,000   1,198,000  1,309,000   1,186,000    902,000
Gross Profit              $135,163    $152,049   $171,669    $136,962   $111,215
Depreciation &             $28,120     $34,921    $31,905     $23,222    $18,530
Amortization
Operating Earnings         $80,879    $82,374*   $109,761     $87,707    $69,728
Interest & Preferred       $26,816     $34,821    $29,131     $16,198    $13,602
Distributions
Net Earnings               $34,270    $29,903*    $49,907     $43,071    $33,720


PER SHARE INFORMATION
Earnings Per Share-          $1.21      $1.11*      $1.72       $1.48      $1.18
Diluted
Dividends Declared Per        $.38        $.38       $.34        $.28       $.24
Share
Book Value Per Share         $9.93       $8.11      $7.86       $6.98      $5.72


BALANCE SHEET
INFORMATION
Working Capital            $93,288    $111,146   $111,041     $77,698    $72,204
Total Debt                $238,332    $288,714   $352,845    $230,309   $254,220
Total Assets              $865,254    $815,103   $888,969    $625,401   $533,309
Cash Flow From             $87,070     $70,453    $60,413     $76,547    $64,546
Operations
Capital Expenditures       $28,217     $16,237    $29,129     $24,692    $17,859
Shareholders' Equity      $290,698    $216,546   $211,022    $190,042   $153,596


RATIOS/OTHER DATA
Gross Margin                 15.0%       16.2%      17.4%       17.3%      16.6%
Operating Margin              9.0%       8.8%*      11.1%       11.1%      10.4%
Effective Tax Rate           36.6%       37.1%      38.1%       39.8%      39.9%
Total Debt to                35.1%       44.1%      49.4%       49.0%      62.3%
Capitalization
Return on Average            13.5%      14.0%*      24.9%       25.1%      23.9%
Equity
Number of Employees          3,475       3,300      4,075       3,350      2,700
Common Shares:
Outstanding at Year-End     29,285      26,700     26,864      27,240     26,861
Weighted Average-           28,379      28,696     31,874      29,982     28,609
Diluted


                    1997      1996       1995      1994       1993       1992
                  --------- ---------  --------  ---------  --------- ---------
SUMMARY OF
OPERATIONS
Net Sales:
In Dollars         $514,891  $401,132   $361,080  $263,008   $194,136   $173,020
In Pounds           535,000   409,000    283,000   234,000    216,000    202,000
Gross Profit        $82,215   $60,572    $49,879   $36,998    $28,008    $25,042
Depreciation &      $11,548    $7,211     $5,798    $4,422     $4,000     $3,622
Amortization
Operating           $49,701   $34,492    $24,604   $16,410    $10,569     $9,178
Earnings
Interest &           $8,393    $5,062     $4,960    $3,125     $3,350     $4,495
Preferred
Distributions
Net Earnings        $25,493   $18,317    $14,534   $10,835     $6,716     $4,220



PER SHARE
INFORMATION
Earnings Per           $.92      $.73       $.60      $.46       $.30       $.21
Share-Diluted
Dividends              $.20      $.15       $.09        $-         $-         $-
Declared Per
Share
Book Value Per        $4.85     $4.26      $3.09     $6.75      $5.85      $5.06
Share



BALANCE SHEET
INFORMATION
Working Capital     $63,429   $54,261    $45,108   $26,351    $25,032    $23,997
Total Debt         $142,614   $98,466    $59,510   $39,169    $39,417    $44,922
Total Assets       $358,803  $288,960   $178,329  $135,720   $114,194   $106,546
Cash Flow From      $48,390   $23,160    $16,487   $13,358    $10,645     $2,864
Operations
Capital             $12,172    $9,220     $9,477    $7,819     $2,583     $2,222
Expenditures
Shareholders'      $128,389  $112,395    $72,128   $58,233    $46,041    $39,121
Equity



RATIOS/OTHER
DATA
Gross Margin          16.0%     15.1%      13.8%     14.1%      14.4%      14.5%
Operating Margin       9.7%      8.6%       6.8%      6.2%       5.4%       5.3%
Effective Tax         38.3%     37.8%      26.0%     18.4%       7.0%       9.9%
Rate
Total Debt to         52.6%     46.7%      45.2%     40.2%      46.1%      53.5%
Capitalization
Return on             21.2%     19.9%      22.3%     20.8%      15.8%      18.8%
Average Equity
Number of             2,125     1,800      1,200       925        700        665
Employees
Common Shares:
Outstanding at       26,480    26,400     23,353     8,629      7,873      7,738
Year-End
Weighted Average-    27,838    25,115     24,111    23,434     23,438     18,986
Diluted

* - Reduced by pre-tax $9.1 million non-recurring charges related to the impairment of long-lived assets, severance and plant closedown costs.

ANNUAL SHAREHOLDERS' MEETING

SPARTECH's Annual Shareholders' Meeting will be held on Wednesday, March 12, 2003 at Washington University's Knight Center, One Brookings Drive, St. Louis, Missouri at 10:00 a.m. A formal notice of the Meeting, together with a Proxy Statement, will be mailed before the meeting to shareholders entitled to vote.

COMMON STOCK AND TRANSFER AGENT

As of January 1, 2003, there were approximately 5,500 shareholders of the Company's common stock. The Company's Registrar and Transfer Agent is Mellon Investor Services, LLC, 85 Challenger Overpeck Center, Ridgefield Park, New Jersey 07660. SPARTECH Corporation's common stock is traded on the New York Stock Exchange under the symbol "SEH." Quarterly stock prices for fiscal years 2002 and 2001, and year-ends 1999 to 2002, are shown to the right.

DIVIDEND REINVESTMENT PLAN AND REPORT ON FORM 10-K

A Dividend Reinvestment Plan is available to shareholders of the Company, allowing for the automatic investment of cash dividends and direct cash purchases of SPARTECH common stock. For details on the Plan, please contact the Company's Registrar and Transfer Agent, Mellon Investor Services LLC, at (888) 213-0965. The Company's common stock dividends paid for fiscal years 1999 - 2002 are shown to the right. In addition, the Company will provide, without charge to any shareholder, a copy of its 2002 Report on Form 10-K as filed with the Securities and Exchange Commission. Requests should be directed to SPARTECH Investor Relations at (888) 721-4242. Additionally, a link to all of the Company's SEC filings can be found in the Investor Relations section of the Company's website at www.spartech.com.

RESEARCH AND INFORMATIONAL REPORTS

Research and informational reports on SPARTECH Corporation are available from the following companies and individuals by calling SPARTECH Investor Relations at
(888) 721-4242 or the listed companies direct at the numbers shown below:

     Commerce Capital - Chris Crooks     (215) 282-4018
     Deutsche Bank - David Begleiter     (212) 469-5473
     First Analysis - Alan Cohen         (312) 258-1400
     Goldman Sachs - Kunal Banerjee      (212) 357-4318
     Merrill Lynch - Jacqueline Boland   (416) 369-2190
     McDonald Investments - Saul Ludwig  (216) 443-4646

Sidebar Graph Chart
2002 Quarterly Common Stock Prices
1st = $22.95-$19.26
2nd = $27.10-$20.51
3rd = $27.75-$21.00
4th = $22.35-$17.90

Sidebar Graph Chart
2001 Quarterly Common Stock Prices
1st = $20.94-$10.56
2nd = $19.79-$15.00
3rd = $24.30-$18.70
4th = $24.00-$18.05

Sidebar Graph Chart
1999-2002 Year-End Common Stock Prices
1999 = $28.63
2000 = $13.00
2001 = $21.05
2002 = $18.79

Sidebar Graph Chart
1999-2002 Common Stock Dividends
1999 = .28 cents
2000 = .34 cents
2001 = .38 cents
2002 = .38 cents