Form 10-K, Exhibit 13
period 2003-11-01
SPARTECH CORP
filed 2004-01-16
CIK 77597

Spartech Corporation
2003 Annual Report
Management's Discussion and Analysis

Business Overview

SPARTECH is an intermediate processor of thermoplastics which converts base polymers or resins from commodity suppliers into extruded plastic sheet and rollstock, specialty film laminates, cell cast acrylic sheet, specialty plastic alloys, color concentrates & blended resin compounds, and injection molded & profile extruded products for customers in a wide range of markets. We operate 47 production facilities (46 throughout North America and one in Europe) that are organized into three business segments: (1) Custom Sheet & Rollstock (66% of total 2003 sales), (2) Color & Specialty Compounds (27% of total 2003 sales), and (3) Molded & Profile Products (7% of total 2003 sales). The results discussed below include our 2002 acquisition of GWB Plastics Holding Company
(GWB), parent of UVTEC and PolyTech South (June 2002), and our 2003 acquisitions of Polymer Extruded Products (PEP), Inc. (March 2003) and the sheet extrusion business of TriEnda, a division of Wilbert, Inc. (September 2003), from the date of acquisition. The results also reflect the divestiture of the two Canadian molded products businesses in July 2001.

Bar Graph
   Net Sales
   (Price Per Pound)
   2001 - $ .78
   2002 - $ .75
   2003 - $ .77


Results of Operations

Comparison of Fiscal Years 2003 and 2002

Net sales were $956.2 million for the year ended November 1, 2003, representing a 6% increase from the prior year. Acquisitions accounted for approximately 3% of the increase while internal volume in pounds grew by 1% and price/mix accounted for the balance of the increase over 2002 (resulting in a 2 cent increase in the average sales price per pound).

Compared to the prior year, sales in 2003 were strong to customers serving the Transportation market, Roofing applications, and Lawn & Garden market as well as a solid performance in Pool & Spa applications. All other major markets served by the Company were relatively flat compared to the prior year. Net sales of the Custom Sheet & Rollstock segment increased 5% to $628.5 million in fiscal 2003, from $600.5 million in 2002. The March 2003 acquisition of PEP accounted for 2% of the increase, while internal growth added 3% (2% increase in volume along with 1% price/mix effect). The Custom Sheet & Rollstock segment accounted for most of the increase in sales to the Transportation market. This segment also benefited from the opening of our new facility in Mexico which began shipping production volumes in April 2003. All three sheet extrusion lines are in operation, and the plant is positioned to serve the appliance and distribution markets in Mexico. Net sales of the Color & Specialty Compounds segment increased 12% to $263.0 million in 2003 from $235.7 million in 2002. Sales from the full year effect of the GWB acquisition, primarily servicing the Roofing market, contributed nearly 9% of the increase. The remaining growth was due to price/mix changes, as internal volume shipped was flat for the year. Sales for our Molded & Profile Products segment increased 4% to $64.6 million in 2003 from $62.1 million in 2002, led by a strong performance from our Custom Engineered Wheels group for Lawn & Garden applications.

BarGraph
   SG&A Expenses
   (As % of Net Sales)
   2001 - 6.0%
   2002 - 6.0%
   2003 - 5.6%

Cost of sales in 2003 increased to $822.1 million from $763.1 million in 2002, and increased as a percentage of net sales to 86.0% from 85.0% in 2002. The increased cost of sales percentage was due mainly to price increases on most of the Company's raw materials, primarily in the second quarter of 2003. These increases began to stabilize by the third quarter and throughout the fourth quarter. We expect prices to remain relatively stable through at least the first quarter of fiscal 2004.

Amortization of intangible assets increased to $2.2 million in 2003 from $0.7 million in 2002 due to intangible assets acquired from GWB and PEP. Selling, general, and administrative expenses were $53.5 million for 2003, comparable to $53.6 million in 2002. A decrease in bad debt expense incurred for the year was partially offset by costs added from recent acquisitions. As a percentage of net sales, selling, general, and administrative expenses declined to 5.6% in 2003 from 6.0% in 2002.

The Company's fiscal 2003 operating earnings were $78.3 million (8.2% of net sales) compared to $80.9 million (9.0% of net sales) reported in 2002. The decrease in operating earnings was attributable mainly to the company's Color & Specialty Compounds segment which was hardest hit by the sharp increases in resin cost during the first half of 2003. The operating margin percentage in this group dropped to 8.0% from the 10.9% achieved in 2002. Operating margins began to rebound in this group during our fourth quarter as resin prices stabilized and contracted price increases were more fully in effect. Operating margins in the Custom Sheet & Rollstock segment reduced slightly from 2002, but remained in the double digits.

Bar Graph
   Consolidated Operating Margin
   (As % of Net Sales)
   2001 - 8.8%
   2002 - 9.0%
   2003 - 8.2%

Interest expense and distributions on preferred securities of $25.0 million for fiscal 2003 decreased by 7% from $26.8 million in fiscal 2002. The reduction in interest expense resulting from debt repayments of $37.1 during 2003 was partially offset by the $27.6 million spent for acquisitions during the year. Approximately 93% of the Company's debt and convertible preferred financings are fixed rate, resulting in interest expense being less affected by the reduction in interest rates during the year.

Our effective tax rate was 36.0% for fiscal 2003, compared to 36.6% in 2002, reflecting an improvement in our combined state tax rate and favorable adjustments related to a final settlement with the Internal Revenue Service on refunds, as well as ongoing benefits, from research and development credits. We expect the effective tax rate to return to the 37% level without the favorable adjustments from tax credits.

Net earnings of $34.1 million in 2003 decreased slightly from the $34.3 million in 2002. Diluted earnings per share declined to $1.15 in 2003 from $1.21 in 2002, due mainly to an increase in average shares outstanding from our May 2002 stock offering which were outstanding for the full year in 2003.

Comparison of Fiscal Years 2002 and 2001

The Company's fiscal year ends on the Saturday closest to October 31. Fiscal year 2001 includes 53 weeks compared to 52 weeks in 2003 and 2002. This results in approximately 2% additional operating activity in 2001 compared to the other years, therefore, the operating results presented below include data on a percentage of net sales basis for more comparable discussions.

Net sales were $898.3 million for the year ended November 2, 2002, representing a 4% decrease from $937.1 million in 2001. An increase in overall internal volume of approximately 2% was more than offset by the effect of the 2% shorter period in fiscal 2002 and lower raw material prices passed through to our customers. Net sales for the Custom Sheet & Rollstock segment decreased 4% to $600.5 million in 2002 from $621.9 million in 2001. Volume was slightly higher for the comparable 52-week year, but resin price decreases reduced sales in dollars for most of 2002. Net sales for the Color & Specialty Compounds segment increased 3% to $235.7 million in 2002 from $227.8 million in 2001. Sales added from our June 2002 acquisition of GWB and increased internal volume was partially offset by a lower price/mix of products sold and the shorter 2002 fiscal year. Net sales for the Molded & Profile Products segment decreased to $62.1 million in 2002 from $87.4 million, or 29%, mostly due to the sale of our Canadian molded products businesses in the third quarter of 2001. Overall, year-over-year volume comparisons improved steadily during each quarter of fiscal 2002.

Picture
   Sign Products - "Spartech Plastics' 'Tuf-Glas' is Utilized In BP Amoco's New Resinage Program"

Operating costs and expenses in 2002 decreased to $817.4 million from $854.7 million in 2001, but remained relatively flat as a percentage of net sales, 91.0% for 2002 compared to 91.2% in 2001. Lower sales prices due to raw material price decreases and an unfavorable mix of products sold, as well as low first quarter demand, resulted in the operating cost percentage remaining flat despite the elimination of goodwill amortization and the non-recurring charge in 2001.

In the third quarter of 2001, we recorded $9.1 million (1.0% of net sales) in non-recurring pre-tax expenses for costs incurred on operations slated for closedown. The non-recurring expenses consisted of $5.6 million related to the impairment of long-lived assets and $3.5 million related to severance, phase out, and other exit costs recorded in cost of sales.

Amortization of intangible assets decreased to $0.7 million in 2002, from $8.1 million in 2001. We adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," effective at the beginning of fiscal year 2002. Statement No. 142 requires that goodwill no longer be amortized against earnings, but instead tested for impairment at least annually. Upon adoption, we did not have an impairment charge and eliminated the amortization of goodwill, which totaled $8.1 million in fiscal 2001. The fiscal 2002 amortization resulted from intangible assets acquired in connection with the GWB acquisition.

Picture
Packaging Product - "Pizza Hut's Marinara Sauce Is Packaged In Spartech Plastics' Multi-Layer Barrier Container"

Selling, general, and administrative expenses of $53.6 million for fiscal 2002 decreased from $56.0 million in fiscal 2001, but remained a flat 6.0% of net sales for both years. These expenses decreased below 6.0% of net sales during the latter half of 2002, as our cost reduction programs began to benefit results. The remainder of these costs are largely fixed and further improved as a percentage of net sales as volumes increased during the second half of 2002.

Fiscal 2002 operating earnings were $80.9 million (9.0% of net sales) compared to the $82.4 million (8.8% of net sales) reported in 2001. Fiscal 2001 included $9.1 million in non-recurring expenses and $8.1 million of goodwill amortization that were not incurred in 2002.

Operating earnings for 2002 decreased 19% after adding back these items to the prior year's results. Operating earnings for fiscal 2002 were impacted by low demand within the Company's Spartech Polycast and Spartech Profiles groups, which combined, accounted for nearly half of the decrease. Spartech Profiles realigned its capacity during 2002 and is pursuing sales in product offerings that we believe better capitalize on its production capabilities. Our Custom Engineered Wheels group incurred some start-up costs and inefficiencies at two facilities in 2002. Resin prices began to rise during the last half of 2002, which increased the competitive situations and hindered our ability to pass along these cost increases in full.

Interest expense and distributions on preferred securities of $26.8 million for fiscal 2002 decreased from the $34.8 million in fiscal 2001 as a result of $113.9 million of debt repayments during those two fiscal years and lower overall interest rates. Our effective tax rate was 36.6% for fiscal 2002, compared to 37.1% in 2001, reflecting an improvement in our combined state tax rate and ongoing benefits from research and development credits.
Bar Graph
   Income Taxes
   (Effective Tax Rate)
   2001 - 37.1%
   2002 - 36.6%
   2003 - 36.0%

Net earnings of $34.3 million, or $1.21 per diluted share, in 2002 increased from $29.9 million, or $1.11 per diluted share, in 2001 as a result of the operating factors noted above. Fiscal 2001 included goodwill amortization and the non-recurring charge which impacted diluted earnings per share by $.21 and $.22, respectively.

Other Matters

We operate under various laws and regulations governing employee safety and the quantities of specified substances that may be emitted into the air, discharged into waterways, or otherwise disposed of on and off our properties. In September 2003, the New Jersey Department of Environmental Protection issued a directive and the United States Environmental Protection Agency initiated an investigation related to over 70 companies, including Spartech, regarding the Lower Passaic River. We expect that an environmental study will be conducted to determine the extent and sources of contamination at this site. We believe it is possible that the ultimate liability from this issue could materially differ from the Company's $375 accrual as of November 1, 2003. In the event of one or more adverse determinations related to this issue, the impact on the Company's results of operations could be material to any specific period. However, it is our opinion that future expenditures for compliance with these laws and regulations, as they relate to the Lower Passaic River issue and other potential issues, will not have a material effect on our capital expenditures, financial position, or competitive position.

The plastic resins we use in our production processes are crude oil or natural gas derivatives, which are available from a number of domestic and foreign suppliers. Our raw materials are only somewhat affected by supply, demand and price trends of the petroleum industry. However, trends in pricing, periods of anticipated or actual shortages, and changes in supplier capacities can have more significant impact on the cost of our raw materials over the short term. Price spikes in crude oil and natural gas along with the political unrest in oil producing countries resulted in unusually high pricing pressures during 2003. These pressures resulted in dramatic increases in the prices of our raw materials. In prior years, we were able to minimize the impact of such price increases in raw material costs by controlling our inventory levels, increasing production efficiencies, passing through price changes to customers, and negotiating competitive prices with our suppliers. These pricing changes were more difficult for us to manage and negatively affected our operating margins in fiscal 2003. Resin pricing pressures started to ease by the end of our second quarter of 2003 and continued to stabilize through the end of 2003, however, the volatility and direction of future pricing changes is uncertain.

Bar Graph
   Operating Cash Flow
   (In Millions of Dollars)
   2001=$70.5
   2002=$87.1
   2003=$66.7

Liquidity and Capital Resources

Cash Flow

Our primary sources of liquidity have been cash flows from operating activities and borrowings from third parties. Our principal uses of cash have been to support our operating activities, invest in capital improvements, and finance strategic acquisitions.

Our cash flows from operations of $66.7 million in 2003 was lower than the $87.1 million generated in 2002 as changes in working capital used $14.3 million of cash flow in 2003 while changes in working capital provided $12.5 million of cash flow in 2002. The use of working capital in 2003 was reflective of the growth in business and the sharp increase in resin prices compared to the prior year. Working capital in 2002 benefited from lower resin prices and improvements in nearly every major category.

Our primary investing activities are capital expenditures and acquisitions of businesses in the plastics industry. Capital expenditures are primarily incurred to maintain and improve productivity, as well as to modernize and expand facilities. Capital expenditures were $16.2 million for 2001, $28.2 million for 2002, and $22.0 million for 2003. The lower capital expenditures in 2001 reflected the impact of the plant closings that allowed for more effective usage of existing equipment and lower maintenance expenditures while the higher expenditures in 2002 reflected the expansions in Tupelo, Mississippi and Ramos Arizpe, Mexico. We expect capital expenditures in 2004 to total approximately the same as 2003.

In 2001, we divested our three non-core molded products facilities in Canada for $22.3 million of proceeds to pay down our debt and identified several investment opportunities/expansions that were initiated at or just after our fiscal year end (e.g., wheels plant expansion and joint venture, the acquisition of $7.5 million in ProForm bath & shower surround business for $2.5 million, and the ground breaking on a Mexico facility in the first quarter of 2002). In fiscal 2002, we completed the acquisition of GWB for $47.5 million and outsourcing acquisitions of certain business from MTD, Acros Whirlpool, and MAAX requiring $3.0 million in investments. In fiscal 2003, we completed the acquisition of PEP for $23.6 million and the sheet extrusion business of Wilbert, Inc.'s TriEnda division for $4.0 million.

Picture Transportation Product - "Subaru Utilizes Spartech Plastic's TPO's In
                                  Their Cargo Management Systems

Cash flows used for financing activities were $79.8 million for 2001. The primary activities were bank debt repayments of $22.3 million from divestitures as well as an additional $41.2 million from operations, purchases of treasury stock of $8.7 million, and proceeds from stock options exercised of $2.6 million. Cash flows used for financing activities were $11.6 million for 2002. The primary activities were proceeds received from our May 30, 2002 stock offering of $50.7 million (which were used primarily to fund the GWB acquisition), bank borrowings of $4.7 million for acquisitions, repayment of debt of $55.1 million, purchases of treasury stock of $6.7 million, common stock dividends of $10.7 million, and proceeds from stock options exercised of $5.5 million. Cash flows used for financing activities were $21.3 million for 2003. The primary activities were bank borrowings of $27.6 million for acquisitions, repayment of debt of $37.1 million, purchases of treasury stock of $3.5 million, common stock dividends of $11.7 million, and proceeds from stock options exercised of $3.3 million. The debt repayments from operations were lower in 2003 than 2002, mainly due to the decrease in cash flow from operations of $20.4 million. We paid common stock dividends at a rate of 40 cents per share in 2003, and our Board of Directors has approved an annual rate of 44 cents for calendar 2004.

Financing Arrangements

On February 25, 2000, we entered into a new $250 million bank credit facility representing a revolving credit line with a five-year term. Interest on our bank credit facility is payable at a rate chosen by us of either prime or LIBOR plus a 0.625% to 1.250% borrowing margin. At November 1, 2003, our total borrowings under the bank credit facilities were $152.2 million at a weighted average rate of 6.2%, and we had $91.5 million in remaining availability.

The following table summarizes our contractual cash obligations under financing arrangements and lease commitments as of November 1, 2003 (dollars in thousands):

                                                          More Than    5 Years
                                                           3 Years     or More
                                                           But Less
                                                             Than
                                                           5 Years

  Type of Commitment   Total Amount  Less Than 1-3 Years
                        Committed     1 Year
--------------------   -----------   --------- ---------  ----------  ---------
Bank Credit Facilities    $ 152,203        $ - $ 152,203         $ -        $ -
Unsecured Notes              67,857     32,857    28,572       6,428          -
Other Debt Obligations        9,120        134       281         147      8,558
Convertible Debentures      150,000          -         -           -    150,000
Operating Lease
  Commitments                27,997      7,171     9,608       3,351      7,867
Standby Letters
  of Credit                  13,884          -         -           -          -
--------------------   -----------   --------- ---------  ----------  ---------
Total Contractual
  Cash Obligations        $ 421,061   $ 40,162 $ 190,664     $ 9,926  $ 166,425
                          =========   ======== =========     =======  =========

Bar Graph
   Capital Expenditures
   (In Millions of Dollars)
   2001=$16.2
   2002=$28.2
   2003=$22.0

Picture
Recreation and Leisure Product - "Spartech PEP's Weatherable Korad(r) Laminate Is Regularly Utilized in Recreational
Vehicles"

In November 2000, we entered into an interest rate swap for $125 million of our fixed LIBOR loans outstanding. Under the swap arrangement, our LIBOR rate is fixed at 6.06%, plus the borrowing margin, until November 2004. This swap arrangement is accounted for in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities."

On May 30, 2002, we completed a public offering of 9,487,500 shares of our common stock. These shares represented 7,063,125 shares of common stock of the Company owned by two selling shareholders and 2,424,375 new shares issued by the Company. The common stock was sold to the public at $22.00 per share. The net proceeds received by the Company from the sale of the primary shares, $50.7 million, were principally used to finance the GWB acquisition. In October 2003, we registered 6 million shares of the Company's common stock in a shelf registration statement for primary offering by the Company. Periodically we have utilized the proceeds from equity offerings to finance acquisitions and other investing activities of the Company. These shares may be used in the future to continue to fund such investments.

Our current credit facilities contain certain affirmative and negative covenants, including restrictions on the incurrence of additional indebtedness, limitations on both the sale of assets and merger transactions, and requirements to maintain certain financial and debt service ratios and net worth levels. The most restrictive covenant regarding borrowings is the ratio of total debt to operating earnings plus depreciation and amortization contained in our primary credit facility. This debt ratio covenant would have allowed additional borrowings of $94.0 million as of November 1, 2003. In addition, our combined payment of dividends on our common stock and the repurchase of common shares for treasury is limited to 60% of our cumulative consolidated net income since November 1, 1997. At November 1, 2003, we had approximately $46.7 million of unrestricted retained earnings available for such payments. Future dividends are expected to be paid from future earnings. The most restrictive covenant regarding our operations is the debt service coverage ratio in our primary credit facility. While we were in compliance with such covenants in 2003 and currently expect to be in compliance during 2004, our failure to comply with the covenants or other requirements of our financing arrangements could result in an event of default and, among other things, acceleration of the payment of our indebtedness, which could adversely impact our business, financial condition, and results of operations.

Graph
   Total Dept
   (In Millions of Dollars)
   2001 - $ 288.7
   2002 - $ 238.3
   2003 - $ 229.2

We anticipate that cash flows from operations, together with the financing and borrowings under our bank credit facility, will satisfy our working capital needs, regular quarterly dividends, and planned capital expenditures for at least the next year.

Significant Accounting Policies, Estimates and Judgments

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States. As such, we are required to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant accounting policies, estimates and judgments which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

  * Revenue Recognition - We recognize revenue as the product is shipped and title passes to the customer. We manufacture our products either to standard specifications or to custom specifications agreed upon with the customer in advance, and we inspect our products prior to shipment to ensure that these specifications are met. We continuously monitor and track product returns, which have historically been within our expectations and the provisions established. Despite our efforts to improve our quality and service to customers, we cannot guarantee that we will continue to experience the same, or better return rates, than we have in the past. Any significant increase in returns could have a material negative impact on our operating results.

  * Accounts Receivable - We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer's creditworthiness, as determined by our review of their current credit information. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues identified. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past.

  Picture

     Building and Construction Products - "New Garage Doors Are Typically
     Manufactured Utilizing Spartech         Plastic's Extruded Sheet"

  * Inventories - We value inventories at the lower of actual cost to purchase or manufacture the inventory or the current estimated market value of the inventory. We also buy scrap and recyclable material (including regrind material) to be used in future production runs. We record these inventories initially at purchase price and, based on the inventory aging and other considerations for realizable value, we write down the carrying value to brokerage value, where appropriate. We regularly review inventory on hand and record provisions for obsolete inventory. A significant increase in the demand for our raw materials could result in a short-term increase in the cost of inventory purchases while a significant decrease in demand could result in an increase in the amount of excess inventory quantities on hand. In addition, most of our business is custom products, where the loss of a specific customer could increase the amount of excess or obsolete inventory on hand. Although we make every effort to ensure the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand could have a significant impact on the value of our inventory and the operating results.

  * Acquisition Accounting - We have made several acquisitions in recent years. All of these acquisitions have been accounted for in accordance with the purchase method, and accordingly, the results of operation were included in our Consolidated Statement of Operations from the respective date of acquisition. The purchase price has been allocated to the identifiable assets and liabilities, and any excess of the cost over the fair value of the net identifiable assets acquired is recorded as goodwill. The initial allocation of purchase price is based on preliminary information, which is subject to adjustments upon obtaining complete valuation information. While the delayed finalization of a purchase price has historically not had a material impact on the consolidated results of operations, we cannot guarantee the same results in future acquisitions.

  Picture

  Lawn and Garden Product - "Rubbermaid Garden Carts Utilize Spartech
                             Industries Thermoplastic Wheels"

  * Valuation of Long-Lived Assets - We review the carrying value of our long-lived assets whenever events and changes in business indicate the carrying value of the assets may not be recoverable. We recognize impairment losses if expected future cash flows of the related assets (based on our current projections of anticipated future cash flows) are less than carrying value or where assets that are held for sale are deemed to be valued in excess of the expected amount to be realized upon sale. While we believe our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluations.

  Bar Graph
  Total Goodwill
  (In Millions of Dollars)
  2001=$292.6
  2002=$318.8
  2003=$334.4

  * Contingencies - The Company is involved in litigation in the ordinary course of business, including environmental matters. Our policy is to record expense for contingencies when it is both probable that a liability has been incurred and the amount can be reasonably estimated. Estimating probable losses requires assessment of multiple outcomes that often depends on management's judgments regarding, but not limited to, potential actions by third parties such as regulators. The final resolution of these contingencies could result in expenses different than current accruals, and therefore have a material impact on our consolidated financial results in a future reporting period.

Recently Issued Accounting Standards

In January 2003, the Emerging Issues Task Force reached a consensus on Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor." This issue requires that cash consideration received by a customer from a vendor be recorded as a reduction of cost of sales within a company's results of operations, excluding payments received when a customer sells products and services to the vendor as well as reimbursement of costs incurred by the customer in selling the vendor's product. This issue also requires rebates or refunds provided to a customer as the result of achieving certain purchase levels or other defined measures to be recorded as a reduction of cost of sales. If the rebate or refund is probable and reasonably estimable, it can be allocated over the time period in which it is earned. The adoption of this consensus did not have a material effect on the Company's financial position or results of operations.

Bar Graph
   Dept Repayments
   (In Millions of Dollars, Excluding Acquisitions and Divestitures)
   2001 - $ 41.2
   2002 - $ 55.1
   2003 - $ 37.1

In December 2003, the Financial Accounting Standards Board (FASB) reissued Revised Interpretation No. 46, "Consolidation of Variable Interest Entities." This interpretation defines when a business enterprise should consolidate a variable interest entity and applies in the first fiscal year or interim period ending after December 15, 2003, to entities in which an enterprise holds a variable interest. We are in process of assessing the impact of this interpretation on the Company's ability to consolidate the trusts holding the Company-Obligated, Mandatorily Redeemable Convertible Preferred Securities ("preferred securities"). If the Company is no longer allowed to consolidate the trusts, we will be required to reclassify the preferred securities to long-term debt. The adoption of this interpretation will not have a material effect on the Company's results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement clarifies the definition of a liability, as currently defined under FASB Concepts Statement No. 6 "Elements of Financial Statements," as well as other items. The statement requires that financial instruments that embody an obligation of an issuer be classified as a liability. Furthermore, the standard provides guidance for the initial and subsequent measurement as well as disclosure requirements of these financial instruments. SFAS No. 150 is effective for financial instruments for interim periods beginning after June 15, 2003. The adoption of this statement did not have a material effect on the Company's financial position or results from operations because the Company's Company-Obligated, Mandatorily Redeemable Convertible Preferred Securities are contingently redeemable, not redeemable at a determinable date or upon an event certain to occur.

Forward-Looking Statements

This Report contains certain forward-looking statements, defined in Section 21E of the Securities Exchange Act of 1934. Forward-looking statements represent our judgment relating to, among other things, future results of operations, growth plans, sales, capital requirements, and general industry and business conditions applicable to us. They are based largely on our current expectations. Our actual results could differ materially from the information contained in the forward-looking statements due to a number of factors, including changes in the availability and cost of raw materials, the level of financial leverage and restrictions from our indebtedness agreements, decreases in our level of sales or operating profits, the volatility or decline of our stock price, the requirement to pay substantial remediation costs or regulatory fines, unanticipated events that may prevent us from competing in existing or new markets, and our ability to successfully complete or integrate acquisitions. Investors are also directed to the discussion of risks and uncertainties associated with forward-looking statements contained in our Annual Report on Form 10-K filed with the Securities and Exchange Commission.

Bar Graph
   Total Interest & Distributions
   (In Millions of Dollars)
   2001 - $ 34.8
   2002 - $ 26.8
   2003 - $ 25.0


                    Consolidated Balance Sheet
                                      November 1,     November 2,
       (Dollars in thousands)             2003            2002

Assets
Current Assets
Cash and equivalents                        $ 3,779         $ 7,511
Receivables, net of allowance
of $3,737 in 2003 and $4,058 in 2002        149,546         124,966
Inventories                                  99,671          95,190
Prepaids and other                           11,052          10,983
                                           --------        --------
Total Current Assets                        264,048         238,650

Property, Plant and Equipment, Net          283,924         280,474
Goodwill                                    334,392         318,841
Other Intangible Assets                      24,974          16,360
Other Assets                                  8,611          10,929
                                           --------        --------
                                         $  915,949      $  865,254
                                         ==========      ==========
Liabilities and Shareholders' Equity

Current Liabilities

Current maturities of long-term debt     $   32,991       $  21,087
Accounts payable                             97,586          83,668
Accrued liabilities                          35,178          34,173
                                         ----------      ----------
Total Current Liabilities                   165,755         138,928
                                         ==========      ==========

Long-term debt, less current                196,189         217,245
maturities
Deferred taxes                               78,568          62,979
Other liabilities                             3,079           5,404
                                         ----------      ----------
Total Long-Term Liabilities                 277,836         285,628
                                         ==========      ==========
Company-Obligated, Mandatorily
Redeemable
Convertible Preferred Securities of
Spartech Capital Trusts
Holding Solely Convertible                  150,000         150,000
Subordinated Debentures

Shareholders' Equity

Common stock, 30,460,682 shares
  issued in 2003 and 2002                    22,846          22,846
Contributed capital                         139,243         140,213
Retained earnings                           191,912         169,518
Treasury stock, at cost, 1,108,381
shares
  in 2003 and 1,175,228 shares in          (27,142)        (28,701)
2002
Accumulated other comprehensive loss        (4,501)        (13,178)
                                        -----------     -----------
Total Shareholders' Equity                  322,358         290,698
                                        -----------     -----------
                                        $   915,949     $   865,254
                                         ==========      ==========


See accompanying notes to consolidated financial statements.

                    Consolidated Statement of Operations
(Dollars in thousands, except per          2003        2002         2001
share amounts)
Net Sales                               $   956,160 $   898,308  $   937,059
                                         ----------  ----------   ----------
Costs and Expenses

Cost of sales                               822,147     763,145      785,010
Selling, general, and administrative         53,540      53,624       55,996
Write-down of long-lived assets                   -           -        5,550
Amortization of intangibles                   2,187         660        8,129
                                         ----------  ----------   ----------
                                            877,874     817,429      854,685
                                         ----------  ----------   ----------

Operating Earnings                           78,286      80,879       82,374

Interest                                     14,715      16,566       24,571
Distributions on preferred securities
  of Spartech Capital Trusts                 10,250      10,250       10,250
                                         ----------  ----------   ----------
Earnings Before Income Taxes                 53,321      54,063       47,553

Income taxes                                 19,218      19,793       17,650
                                         ----------  ----------   ----------
Net Earnings                             $   34,103  $   34,270   $   29,903
                                         ==========  ==========   ==========

Net Earnings Per Common Share
Basic                                      $   1.17    $   1.23     $   1.12
                                           ========    ========     ========
Diluted                                    $   1.15    $   1.21     $   1.11
                                           ========    ========     ========

See accompanying notes to consolidated financial statements.

                            Consolidated Statement of Shareholders' Equity

(Dollars in thousands)     Common  Contributed  Retained     Treasury       Accumulated      Total
                           Stock     Capital    Earnings       Stock           Other     Shareholders'
                                                                           Comprehensive     Equity
                                                                               Loss
                          -------  ----------   --------  ---------------  ------------  -------------
Balance, October 28,       $21,039    $ 95,241   $126,149      $ (25,306)        (6,101)      $ 211,022
2000
Comprehensive income:
  Net earnings                   -           -     29,903               -              -         29,903
  Other comprehensive
   income (Loss):
     Translation                 -           -          -               -        (2,381)        (2,381)
      adjustments
     Cash flow hedge
      adjustments,
      net of tax of              -           -          -               -        (5,749)        (5,749)
      $3,558
                                                                                            -----------
       Comprehensive                                                                             21,773
        income
Stock options exercised          -     (1,002)          -           3,643              -          2,641
Cash dividends                   -           -   (10,143)               -              -       (10,143)
Treasury stock purchases         -           -          -         (8,747)              -        (8,747)
                           -------  ----------   --------     -----------    -----------    -----------
Balance, November 3,       $21,039    $ 94,239  $ 145,909     $  (30,410)    $  (14,231)      $ 216,546
2001
                           -------  ----------   --------     -----------    -----------    -----------
Comprehensive income:
  Net earnings                   -           -     34,270               -              -         34,270
  Other comprehensive
   income (Loss):
     Translation                 -           -          -               -          1,518          1,518
      adjustments
     Cash flow hedge
      adjustments,
      net of tax of $288         -           -          -               -          (465)          (465)
                                                                                            -----------
       Comprehensive                                                                             35,323
        income
Common stock issuance        1,807      48,856          -               -              -         50,663
Stock options exercised          -     (2,882)          -           8,423              -          5,541
Cash dividends                   -           -   (10,661)               -              -       (10,661)
Treasury stock purchases         -           -          -         (6,714)              -        (6,714)
                           -------  ----------   --------     -----------    -----------    -----------
Balance, November 2,      $ 22,846   $ 140,213  $ 169,518      $ (28,701)     $ (13,178)      $ 290,698
2002
                           -------  ----------   --------     -----------    -----------    -----------
Comprehensive income:
  Net earnings                   -           -     34,103               -              -         34,103
  Other comprehensive
   income (Loss):
     Translation                 -           -          -               -          6,038          6,038
      adjustments
     Cash flow hedge
      adjustments,
      net of tax of              -           -          -               -          2,639          2,639
      $ (1,633)
                                                                                            -----------
       Comprehensive                                                                             42,780
        income
Stock options exercised          -       (970)          -           4,275              -          3,305
Cash dividends                   -           -   (11,709)               -              -       (11,709)
Treasury stock purchases         -           -          -         (2,716)              -        (2,716)
                           -------  ----------   --------     -----------    -----------    -----------
Balance, November 1,       $22,846   $ 139,243   $191,912      $ (27,142)      $ (4,501)      $ 322,358
2003
                           =======   =========   ========      ==========      =========      =========

See accompanying notes to consolidated financial statements.


                             Consolidated Statement of Cash Flows

(Dollars in thousands)                                      2003         2002         2001
Cash Flows from Operating Activities
Net earnings                                              $   34,103   $   34,270     $ 29,903
Adjustments to reconcile net earnings to
  net cash provided by operating activities:
    Depreciation and amortization                             31,566       28,120       34,921
    Write-down of long-lived assets                                -            -        5,550
    Change in current assets and liabilities,
     net of effects of acquisitions and divestitures:
     Receivables                                            (18,472)      (1,380)       20,661
     Inventories                                               (713)        1,879      (2,003)
     Prepaids and other                                      (2,192)        2,063          840
     Accounts payable                                         10,975        3,871     (19,439)
     Accrued liabilities                                     (3,881)        6,023      (7,584)
    Other, net                                                15,294       12,224        7,604
                                                          ----------   ----------   ----------
Net cash provided by operating activities                     66,680       87,070       70,453
                                                          ----------   ----------   ----------

Cash Flows from Investing Activities

Capital expenditures                                        (22,009)     (28,217)     (16,237)
Business (acquisitions) divestitures                        (27,589)     (49,092)       22,313
Dispositions of assets                                           293          492        1,300
                                                          ----------   ----------   ----------
Net cash provided (used) for investing activities           (49,305)     (76,817)        7,376
                                                          ----------   ----------   ----------

Cash Flows from Financing Activities

Bank borrowings for acquisitions                              27,589        4,690            -
Payments on bank credit facilities from divestitures               -            -     (22,313)
Payments on bank credit facilities                          (36,916)     (54,698)     (40,406)
Payments on bonds and leases                                   (150)        (374)        (791)
Issuance of common stock                                           -       50,663            -
Cash dividends on common stock                              (11,709)     (10,661)     (10,143)
Stock options exercised                                        3,331        5,541        2,641
Treasury stock acquired                                      (3,462)      (6,714)      (8,747)
                                                          ----------   ----------   ----------
Net cash used by financing activities                       (21,317)     (11,553)     (79,759)
                                                          ----------   ----------   ----------
Effect of exchange rate changes on cash and equivalents          210          239            7
                                                          ----------   ----------   ----------
Decrease in cash and equivalents                             (3,732)      (1,061)      (1,923)
Cash and Equivalents at Beginning of Year                      7,511        8,572       10,495
                                                          ----------   ----------   ----------
Cash and Equivalents at End of Year                        $   3,779    $   7,511    $   8,572
                                                           =========   ==========   ==========

See accompanying notes to consolidated financial statements.
Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

1) Significant Accounting Policies

Basis of Presentation - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates. Certain prior year amounts have been reclassified to conform to the current year presentation. The Company's fiscal year ends on the Saturday closest to October 31. Fiscal year 2001 included 53 weeks, while 2002 and 2003 each included 52 weeks.

Principles of Consolidation - The accompanying consolidated financial statements include the accounts of SPARTECH Corporation and its controlled affiliates. All intercompany transactions and balances have been eliminated. Investments in entities of 20 to 50 percent of the outstanding capital stock of an entity is accounted for by the equity method.

Foreign Currency Translation - Assets and liabilities of the Company's non-U.S. operations are translated from their functional currency to U.S. dollars using exchange rates in effect at the balance sheet date. Results of operations are translated using average rates during the period. Adjustments resulting from the translation process are included in a separate component of shareholders' equity. The Company may periodically enter into foreign currency contracts to manage exposures to market risks from prospective changes in exchange rates. No such contracts were outstanding as of November 1, 2003 or November 2, 2002.

Cash Equivalents - Cash equivalents consist of highly liquid investments with original maturities of three months or less.

Inventories - Inventories are valued at the lower of cost (first-in, first-out) or market. Finished goods include the costs of material, labor, and overhead.

Property, Plant and Equipment - Property, plant and equipment are carried at cost. Depreciation expense is recorded on a straight-line basis over the estimated useful lives of the related assets as shown below and totaled $29,379, $27,460, and $26,792 in fiscal years 2003, 2002, and 2001, respectively.

                                        Years
     Buildings and improvements         20-25
     Machinery and equipment            12-16
     Furniture and fixtures              5-10

Major additions and improvements are capitalized. Maintenance and repairs are expensed as incurred. Upon disposition, the net book value is eliminated from the accounts, with the resultant gain or loss reflected in operations.

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

Derivative instruments (including certain derivative instruments embedded in other contracts) are recorded in the balance sheet as either an asset or liability measured at fair value, and changes in the derivative's fair value are recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying derivatives designated as fair value hedges allows a derivative's gains and losses to be offset in the income statement by the related change in the fair value of the hedged item. Special accounting for qualifying derivatives designated as cash flow hedges, allows the effective portion of a derivative's gains and losses to be reported as a component of accumulated other comprehensive loss and reclassified into earnings in the period during which the hedged transaction affects earnings.

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

     Derivative financial instruments - based upon quoted market prices or market prices for instruments with similar terms and maturities; and

     Long-term debt (including bank credit facilities) and mandatorily redeemable convertible preferred securities - based on quoted, current market prices for the same or similar issues. As of November 1, 2003, the fair value of long-term debt was $226,524 as compared to its carrying amount of $229,180 and the fair value of the convertible preferred securities was $162,760 as compared to the carrying amount of $150,000.

Stock Based Compensation - In 2003, we adopted Statement of Financial Accounting Standards (SFAS) No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," which amends SFAS No. 123, "Accounting for Stock-Based Compensation" to provide transition methods for a voluntary change to measuring compensation cost in connection with employee share option plans using a fair value based method. We continue to use the intrinsic value based method and do not recognize compensation expense for the issuance of options with an exercise price equal to or greater than the market price at the time of grant. As a result, the adoption of SFAS No. 148 had no impact on our results of operations or financial position. Had the fair value based provisions of SFAS No. 123 been adopted by the Company, the effect on net income and earnings per common share for fiscal 2003, 2002, and 2001 would have been as follows:

                                             2003        2002       2001
                                          ----------  ---------- ----------
     Net Earnings as Reported             $   34,103  $   34,270 $   29,903
     Deduct fair value of options granted      1,592       2,519      1,020
                                          ----------  ---------- ----------
     Pro Forma Net Earnings               $   32,511      31,751     28,883
                                          ----------  ---------- ----------
     Earnings Per Share
       As Reported:
         Basic                              $   1.17    $   1.23   $   1.12
         Diluted                                1.15        1.21       1.11
                                          ==========  ========== ==========
       Pro Forma:
         Basic                              $   1.11    $   1.14   $   1.09
         Diluted                                1.10        1.12       1.08
                                          ==========  ========== ==========

Using the Black-Scholes option-pricing model, the estimated weighted-average fair value of options granted during fiscal 2003, 2002, and 2001 is as follows:

                               2003        2002       2001
     Weight Average Fair Value   $   5.58    $   6.91   $   3.32
     Assumptions:
     Expected Dividend Yield         2.0%        2.0%       3.0%
     Expected Volatility              35%         35%        30%
     Risk-Free Interest Rates  2.52-3.50%  4.38-5.14% 4.76-5.17%
     Expected Lives               5 years     5 years    5 years

The effects of applying SFAS No. 123 in the pro forma disclosure are not necessarily indicative of the effects that may be realized in future years.

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

2) Acquisitions, Divestitures, and Facility Restructurings

On September 30, 2003, the Company completed the purchase of certain assets and entered into a supply agreement with Wilbert Inc.'s TriEnda Division located in Portage, Wisconsin. The acquired business was a "captive" (internal consumption) manufacturer of extruded sheet, primarily for the TriEnda line of reusable shipping and material handling containers. The total purchase price for these assets, will be approximately $5,500. Cash of $4,000 was paid on the transaction date with the remainder to be settled upon completion of the working capital adjustment.

On March 31, 2003, the Company completed its acquisition of Polymer Extruded Products, Inc. (PEP), a manufacturer of weatherable film laminates and cellulose specialty extruded products. PEP had annual sales of approximately $21,000 for calendar year 2002, with nearly $4,000 of those sales to Spartech's Custom Sheet & Rollstock segment. The cash paid for this acquisition of $23,761 was allocated to the assets acquired and liabilities assumed of $32,724 and $8,963, respectively (acquired assets included $14,484 of goodwill, $1,887 of which is deductible for tax purposes, non-compete agreements and customer relationships totaling $1,900 with amortization periods of 5 years, and a trademark of $8,900 which was determined to have an indefinite life). This acquisition was funded through our existing bank credit facility.

On June 4, 2002, the Company completed its acquisition of GWB Plastics Holding Co. (GWB), which is the parent of two operating companies, UVTEC and PolyTech South. These businesses generated net sales of approximately $40,000 during the 12 months prior to the acquisition. The final purchase price of $47,228 was allocated to the assets acquired (including $23,675 of goodwill - $17,747 of which is deductible for tax purposes, non-compete agreements and customer contacts totaling $4,990 with amortization periods of 3 to 5 years, and product formulations totaling $12,030 with an amortization period of 15 years) and liabilities assumed of $52,157 and $4,929, respectively. The purchase was financed through proceeds from our May 30, 2002 common stock offering of 2.4 million shares at $22 per common share.

Effective July 19, 2001, the Company completed the sale of its custom molded product businesses based in Canada for approximately $25,000 to a group of former managers. These two businesses, Spartech Industries - Thin-Wall Containers and Spartech Industries - Custom Molded Products, consisted of three production facilities (two in Ontario and one in Quebec) and represented approximately $23,000 of the Company's fiscal 2001 sales. The proceeds consisted of approximately $23,000 in cash and a $2,000 five-year, interest-bearing note.

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

3) Inventories

Inventories at November 1, 2003 and November 2, 2002 are comprised of the following components:
                                         2003                   2002
                                   ----------               ----------
     Raw materials                 $   57,414               $   55,207
     Finished goods                    42,257                   39,983
                                   ----------               ----------
                                   $   99,671               $   95,190
                                   ==========               ==========

4) Property, Plant and Equipment

Property, plant and equipment consisted of the following at November 1, 2003 and November 2, 2002:
                                         2003                    2002
                                   ----------               ----------
     Land                          $   12,247               $   10,997
     Buildings and leasehold
      improvements                     74,264                   72,487
     Machinery and equipment          361,684                  329,974
     Furniture and fixtures             9,537                    9,062
                                   ----------               ----------
                                      457,732                  422,520
     Less accumulated depreciation    173,808                  142,046
                                   ----------               ----------
     Property, plant and
      equipment, net              $   283,924              $   280,474
                                  ===========              ===========

5) Goodwill and Other Intangible Assets

During fiscal year 2001 and prior periods, amortization of goodwill and intangible assets was charged against operations on a straight-line basis over the periods estimated to be benefited, not exceeding 40 years. In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142, among other things, eliminated the amortization of goodwill and certain identified intangible assets. Effective November 4, 2001, the Company adopted SFAS No. 142, and as such, intangible assets, including goodwill, not subject to amortization will be tested for impairment annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired.

As required by SFAS No. 142, the results for prior periods have not been restated. A reconciliation of net earnings and per share amounts for fiscal year 2001 is presented below as if SFAS No. 142 had been adopted at the beginning of that period.

                                                     2001
                                                  -----------
 Reported Net Earnings                             $   29,903
 Add back: goodwill amortization (net of tax)           6,164
                                                  -----------
 Adjusted Net Earnings                             $   36,067
                                                   ==========
 Basic Net Earnings Per Share:
   Reported Net Earnings                         $       1.12
   Add back: goodwill amortization (net of tax)           .23
                                                  -----------
   Adjusted Net Earnings                         $       1.35
                                                  ===========
 Diluted Net Earnings Per Share:
   Reported Net Earnings                         $       1.11
   Add back: goodwill amortization (net of tax)           .21
                                                  -----------
   Adjusted Net Earnings                         $       1.32
                                                  ===========

Amortization expense for intangible assets totaled $2,187 in 2003 and $660 in 2002. At November 1, 2003, accumulated amortization of the non-compete & customer contracts, and product formulations was $1,775 and $1,136, respectively. Amortization expense for our current amortizable intangible assets over the next five fiscal years is estimated to be: 2004-$2,347, 2005-$2,104, 2006-$1,930, 2007-$1,680, and 2008-$961.

The Company's changes in the carrying amount of goodwill for the years ended November 1, 2003 and November 2, 2002 are as follows:

                                    Custom    Color &   Molded &
                                    Sheet    Compounds  Profile    Total
                                   -------- ----------  --------  --------
     Balance, November 3, 2001     $182,900 $   72,062  $ 37,614  $292,576
     Goodwill acquired             $  2,905 $   23,360  $      -  $ 26,265
                                   -------- ----------  --------  --------
     Balance, November 2, 2002     $185,805 $   95,422  $ 37,614  $318,841

     Goodwill acquired             $ 15,236 $      315  $      -  $ 15,551
                                   -------- ----------  --------  --------
     Balance, November 1, 2003     $201,041 $   95,737  $ 37,614  $334,392
                                   ======== ==========  ========  ========

Total accumulated amortization for goodwill at November 1, 2003 and November 2, 2002 is $29,773.

6) Long-Term Debt

Long-term debt is comprised of the following at November 1, 2003 and November 2, 2002:

                                                2003         2002
                                              ----------   ----------
     7.0% Senior Unsecured Notes              $   40,714   $   47,143
     7.62% Guaranteed Senior Unsecured Notes      12,857       17,143
     7.21% Senior Unsecured Notes                 14,286       21,429
     Bank Credit Facilities                      152,203      140,268
     Other                                         9,120       12,349
                                              ----------   ----------
                                                 229,180      238,332
     Less current maturities                      32,991       21,087
                                              ----------   ----------
     Total long-term debt                    $   196,189  $   217,245
                                              ==========   ==========

The Company's unsecured bank credit facility provides an aggregate availability
of $250,000 and expires February 25, 2005.   Borrowings under this facility are
classified as long-term, as no paydowns of the aggregate facilities are required within the next fiscal year. The Company's Canadian entity has an additional Canadian $10,000 revolving facility in Canada. The total capacity under these bank credit facilities was $257,577 at November 1, 2003. Interest on the bank credit facilities is payable at a rate chosen by the Company of either prime or LIBOR plus a 0.625% to 1.25% borrowing margin and the agreement requires a fee of 0.15% to 0.30% for any unused portion of the facilities. At November 1, 2003, the Company had fixed LIBOR loans outstanding under the bank credit facilities of $150,900 at 2.13%-2.25% in the U.S. for one to three month periods (LIBOR loans totaled $135,000 at 2.81%-2.88% in the U.S. and $2,568 at 3.62% in Canada on November 2, 2002). The remaining bank credit facility borrowings were at the current prime rate (November 1, 2003 of $1,000 at 4% and November 2, 2002 of $2,700 at 4.75% in the U.S. and November 1, 2003 of $303 at 4.75% in Canada). The Company has a $125,000 interest rate swap agreement through November 2004 under which it pays interest at 6.06% and receives interest at LIBOR plus the borrowing margin . We have designated the swap as a cash flow hedge of the LIBOR borrowings under the bank credit facilities.

On August 22, 1997, the Company completed a private placement of 7.0% Senior Unsecured Notes consisting of $45,000 designated as Series A and $15,000 designated as Series B. The Series A 1997 Notes require equal annual principal payments of approximately $6,429 that commenced on August 22, 2001 and the Series B 1997 Notes do not require principal payments before becoming due on August 22, 2004. Interest on the 1997 Notes is payable semiannually on February 22 and August 22 of each year. On September 27, 1996, the Company completed a $30,000 private placement of 7.62% Guaranteed Unsecured Notes over a ten-year term. The 1996 Notes require equal annual principal payments of approximately $4,286 that commenced on September 27, 2000. Interest on the 1996 Notes is payable semiannually on March 27 and September 27 of each year. On August 15, 1995, the Company completeda $50,000 private placement of 7.21% Senior Unsecured Notes over a ten-year term. The 1995 Notes require equal annual principal payments of approximately $7,143 that commenced on August 15, 1999. Interest on the 1995 Notes is payable semiannually on February 15 and August 15 of each year.

The other debt consists of industrial revenue bonds utilized to finance capital expenditures. These financings mature between 2004 and 2020 and have interest rates ranging from 1.25% to 3.75%.

Scheduled maturities of long-term debt for the next five fiscal years are: 2004- $32,991; 2005-$170,199; 2006-$10,857; 2007-$6,575; and 2008-$100. The long-term debt contains certain covenants which, among other matters, require the Company to restrict the incurrence of additional indebtedness, satisfy certain ratios and net worth levels, and limit both the sale of assets and merger transactions.

7) Convertible Preferred Securities

On February 18, 2000, the Company issued $100,000 of 7.0% convertible subordinated debentures to Spartech Capital Trust II, a Delaware trust controlled by the Company. The Company used the proceeds to repay borrowings under its bank credit facility. The debentures are the sole asset of the trust and eliminate in consolidation. The trust purchased the debentures with the proceeds of a $100,000 private placement of 7.0% convertible preferred securities of the trust having an aggregate liquidation preference of $100,000 and guaranteed by SPARTECH. The debentures:

     * Are convertible along with the trust's preferred securities, at the option of the preferred security holders, into shares of the Company's common stock at a conversion price equivalent to $34.00 per share of common stock, for a total of 2,941,176 shares;

     * Are redeemable along with the trust's preferred securities, at the Company's option, at a price equal to 104.9% of the principal amount plus accrued interest through March 1, 2004. This amount declines annually to a price equal to the principal amount plus accrued and unpaid interest after March 1, 2010; and

     * Mature and are payable, along with the trust's preferred securities, on March 31, 2015, if they have not been previously redeemed or converted.

On March 5, 1999, the Company issued $50,000 of 6.5% convertible subordinated debentures to Spartech Capital Trust, a Delaware trust controlled by the Company. The Company used the proceeds to repay borrowings under its bank credit facilities. The debentures are the sole asset of the trust and eliminate in consolidation. The trust purchased the debentures with the proceeds of a $50,000 private placement of 6.5% convertible preferred securities of the trust, having an aggregate liquidation preference of $50,000 and guaranteed by the Company. The debentures:

     * Are convertible along with the trust's preferred securities, at the option of the preferred security holders, into shares of the Company's common stock at a conversion price equivalent to $30.55 per share of common stock, for a total of 1,636,661 shares;

     * Are redeemable along with the trust's preferred securities, at the Company's option, at a price equal to 103.9% of the principal amount plus accrued interest through March 1, 2004. This amount declines annually to a price equal to the principal amount plus accrued and unpaid interest after March 1, 2009; and

     * Mature and are payable, along with the trust's preferred securities, on March 31, 2014, if they have not been previously redeemed or converted.


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

The Company has a Stock Option Plan for executive officers, key employees, and directors. The minimum exercise price is the fair market value per share at the date of grant. Options are granted with lives ranging from 5-10 years and vest over a four-year period. No more than 3,000,000 shares may be issued as incentive stock options under the plan, and the maximum number of shares issuable annually under the plan is limited to 10% of the Company's outstanding common shares (excluding treasury shares) at the prior year end. Subject to the limitations discussed above, the number of options granted pursuant to these plans is at the discretion of the Compensation Committee of the Board of Directors.

A summary of the combined activity for the Company's stock options for fiscal years 2003, 2002, and 2001 follows (shares in thousands):

                                   2003              2002             2001
                                  ------            ------           ------
                             Shares   Weighted Shares  Weighted Shares  Weighted
                              Under   Average  Under   Average  Under   Average
                             Option   Exercise Option  Exercise Option  Exercise
                                       Price            Price            Price
                             -------  -------- ------  -------- ------  --------
Outstanding, beginning of      2,382   $ 19.23  2,463   $ 16.67  2,475   $ 15.86
year
   Granted                       461   $ 18.74    576   $ 21.38    489   $ 12.48
   Exercised                   (250)   $ 15.25  (609)   $ 10.99  (481)   $  7.01
   Canceled/Expired             (71)   $ 20.78   (48)   $ 18.36   (20)   $ 22.09
                             -------  -------- ------  -------- ------  --------
Outstanding, end of year       2,522   $ 19.50  2,382   $ 19.23  2,463   $ 16.67
                             =======   ======= ======   ======= ======   =======
Exercisable, end of year       1,443            1,453            1,681
                             =======           ======           ======


Information with respect to options outstanding at November 1, 2003 follows (shares in thousands):

                                Outstanding                        Exercisable
                                                Weighted
                                                Remaining
                                               Contractual
                                                  Life
                              Shares  Average                        Average
                                      Exercise                      Exercise
                                       Price                          Price
     Range of Exercise Prices                               Shares

                              ------  -------  -----------  ------ -----------
     $ 10.88 - 15.88             818    $13.90   5.2 years     655      $14.57
     $ 16.00 - 21.00             579    $17.91   8.0 years     155      $17.54
     $ 21.10 - 25.48             680    $21.64   8.1 years     191      $21.74
     $ 27.00 - 28.94             445    $28.59   4.6 years     442      $28.60
                              ------                        ------
                               2,522                         1,443
                               =====                         =====

9) Income Taxes

The provision for income taxes for fiscal years 2003, 2002, and 2001 is comprised of the following:
                                               2003      2002      2001
                                             --------  --------- --------
     Federal:
        Current                              $  8,614   $  8,651  $  9,104
        Deferred                                6,984      6,890     5,338
     State                                      2,475      2,393     1,833
     Foreign                                    1,145      1,859     1,375
                                             --------  --------- --------
        Provision for income taxes           $ 19,218   $ 19,793  $ 17,650
                                             ========   ========  ========

Earnings before income taxes for 2003, 2002, and 2001 include $3,762, $5,329, and $4,016, respectively from non-U.S. operations. The income tax provision on earnings of the Company differs from the amounts computed by applying the U.S. Federal tax rate of 35% as follows:

                                               2003        2002       2001
                                             -------     -------    -------
     Federal income taxes at statutory rate $ 18,662 $ 18,922 $ 16,644 State income taxes, net of applicable
     Federal income tax benefits                 1,609       1,555      1,191
     Other                                     (1,053)       (684)      (185)
                                             ---------    --------   --------
                                            $   19,218  $   19,793 $   17,650
                                             =========   =========  =========

At November 1, 2003 and November 2, 2002, the Company's principal components of deferred tax assets and liabilities consisted of the following:
                                       2003       2002
                                    ----------  ---------
     Deferred tax assets:
     Bad debt reserves               $   1,319  $   1,398
     Inventories                         1,187        318
     Accrued liabilities                 4,782      9,827
                                     ---------   --------
                                     $   7,288   $ 11,543
                                     =========   ========
     Deferred tax liabilities:
     Depreciation                     $ 57,540   $ 52,951
     Goodwill and other intangibles     24,289     15,137
                                    ----------  ---------
                                    $   81,829   $ 68,088
                                    ==========   ========

At November 1, 2003 and November 2, 2002, the net current deferred tax asset was $4,027 and $6,434, respectively, and the net noncurrent deferred tax liability was $78,568 and $62,979, respectively.

As of November 1, 2003, no deferred taxes have been provided on the $21,825 in accumulated earnings of the Company's foreign subsidiaries that are not subject to United States income tax. The Company's intention is to reinvest these earnings indefinitely or to repatriate the earnings only when it is tax effective to do so.

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

The reconciliation of the net earnings and weighted average number of common shares used in the computations of basic and diluted earnings per share for fiscal years 2003, 2002, and 2001, was as follows (shares in thousands):

                                 2003              2002              2001
                              ----------        ----------        ----------
                           Earnings   Shares Earnings   Shares Earnings  Shares
                           --------   ------ --------   ------ --------  ------
Basic Earnings Per Share   $  34,103  29,268 $  34,270  27,895 $ 29,903  26,697
  Effect of stock options          -     299         -     484        -     445
  Effect of convertible
    preferred securities           -       -         -       -    2,086   1,554
                           ---------  ------ ---------  ------ --------  ------
Diluted Earnings Per Share $  34,103  29,567 $  34,270  28,379 $ 31,989  28,696
                           =========  ====== =========  ====== ========  ======

The effect of stock options represents the shares resulting from the assumed exercise of outstanding stock options calculated using the treasury stock method. The effect of convertible preferred securities represents the shares resulting from the assumed conversion using the "if converted" method and the add back of the distributions on preferred securities after tax for the assumed conversion at the beginning of each year. All convertible preferred securities were antidilutive in fiscal years 2003 and 2002. The calculation of diluted earnings per share excluded 4,577,838 potentially dilutive shares, and the benefit of an interest expense add-back of approximately $6,500, net of tax, in both years. In fiscal 2001, only a portion of these securities were antidilutive, and the diluted earnings per share calculation excluded 3,024,213 potentially dilutive shares, and $4,361 in interest expense benefit, net of tax.

11) Employee Benefits

The Company sponsors or contributes to various defined contribution retirement benefit and savings plans covering substantially all employees. The total cost of such plans for fiscal years 2003, 2002, and 2001 was $2,530, $2,742, and $3,084, respectively.

12) Cash Flow Information

Supplemental information on cash flows for fiscal years 2003, 2002, and 2001 was as follows:
                                                  2003      2002        2001
                                                --------  ---------  ----------
Cash paid during the year for:
  Interest                                      $ 26,690   $ 28,267   $  36,084
  Income taxes                                  $  8,896   $  4,507   $   9,863
Schedule of business acquisitions/divestitures:
  Fair value of assets acquired (disposed)      $ 37,937  $  57,521  $ (31,219)
  Liabilities (assumed) transferred             (10,348)                  4,019
                                                            (5,589)
  Non-cash consideration/holdback payments             -    (2,840)       4,887
                                                --------  ---------  ----------
    Total cash paid (received)                  $ 27,589   $ 49,092  $ (22,313)
                                                ========   ========  ==========

13) Commitments and Contingencies

The Company conducts certain of its operations in facilities under operating leases. Rental expense for fiscal years 2003, 2002, and 2001, was $10,657, $9,264, and $8,967, respectively. Future minimum lease payments under non-cancelable operating leases, by fiscal year, are: 2004-$7,171; 2005-$5,563; 2006-$4,045; 2007-$3,351, 2008-$2,449, and $5,418 thereafter.

In September 2003, the New Jersey Department of Environmental Protection issued a directive and the United States Environmental Protection Agency initiated an investigation related to over 70 companies, including Spartech, regarding the Lower Passaic River. Management expects that an environmental study will be conducted to determine the extent and sources of contamination at this site. Management believes it is possible that the ultimate liability from this issue could materially differ from the Company's $375 accrual as of November 1, 2003. Due to uncertainties inherent in this matter, management is unable to estimate the Company's possible exposure upon the ultimate outcome of this issue. These uncertainties primarily include the completion and outcome of the environmental study and the percentage of contamination attributable to Spartech and other parties.

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

14) Segment Information

The Company's forty-seven facilities are organized into three reportable segments based on the nature of the products manufactured. The Company utilizes operating earnings to evaluate business segment performance and determine the allocation of resources. Segment accounting policies are the same as policies described in Note 1. A description of reportable segments for the Company follows:

     Custom Sheet & Rollstock - This segment has twenty-six manufacturing facilities and is the largest extruder of plastic sheet, custom rollstock, laminates, and cell cast acrylic sheet in North America. The segment's finished products are formed by its customers for use in a wide variety of markets.

     Color & Specialty Compounds - This segment operates fourteen plants throughout North America and Europe. The Color & Specialty Compounds segment manufactures custom-designed plastic alloys, compounds, color concentrates, and calendered film for utilization in numerous applications.

     Molded & Profile Products - This segment has seven North American facilities which manufacture a number of proprietary items. These include injection molded products, complete thermoplastic wheels and tires, and profile extruded products.

Corporate & Other includes unallocated corporate office expenses and other non-allocated expenses. Assets included in Corporate & Other consist primarily of deferred taxes, cash & cash equivalents.


                                   2003        2002        2001
                                  -------    --------    --------
Net Sales
Custom Sheet & Rollstock           $628,535   $600,486    $621,866
Color & Specialty Compounds         263,034    235,728     227,809
Molded & Profile Products            64,591     62,094      87,384
                                    -------   --------    --------
   Total Net Sales                 $956,160   $898,308    $937,059
                                   ========   ========    ========

Operating Earnings
Custom Sheet & Rollstock            $63,096    $62,294     $66,589
Color & Specialty Compounds          20,986     25,721      24,767
Molded & Profile Products             5,393      3,496       8,571
Corporate & Other                  (11,189)   (10,632)    (17,553)
                                    -------   --------    --------
   Total Operating Earnings        $ 78,286   $80,879*    $82,374*
                                   ========   ========    ========

Assets
Custom Sheet & Rollstock         $  558,312   $509,513    $527,388
Color & Specialty Compounds         259,381    254,371     210,752
Molded & Profile Products            84,514     77,252      64,059
Corporate & Other                    13,742     24,118      12,904
                                    -------   --------    --------
    Total Assets                   $915,949   $865,254    $815,103
                                   ========   ========    ========

Depreciation and Amortization
Custom Sheet & Rollstock            $17,561  $  16,364     $20,011
Color & Specialty Compounds          10,646      8,705       9,502
Molded & Profile Products             3,021      2,608       5,130
Corporate & Other                       338        443         278
    Total Depreciation              -------   --------    --------
      and Amortization              $31,566  $  28,120     $34,921
                                   ========   ========    ========
Capital Expenditures
Custom Sheet & Rollstock          $  10,345  $  16,062      $7,915
Color & Specialty Compounds           6,698      6,153       3,097
Molded & Profile Products             2,565      4,357       4,567
Corporate & Other                     2,401      1,645         658
                                    -------   --------    --------
    Total Capital Expenditures    $  22,009  $  28,217     $16,237
                                   ========   ========    ========

  * - Total Operating Earnings for 2001 are reduced by the pre-tax $9,090 non-recurring charges related to the impairment of long-lived assets, severance, and plant closedown costs ($8,080 reflected as Corporate & Other) and total operating earnings for 2002 benefited from the elimination of $8,129 of goodwill amortization incurred in the prior year.

In addition to external sales to customers, intersegment sales were $36,948, $25,950, and $27,544 for the fiscal years ended 2003, 2002, and 2001, respectively. Most intersegment sales were generated from our Color & Specialty Compounds segment.

The Company operates in five reportable geographic areas - the United States, Canada, Mexico, Europe, and Asia & Other. Geographic financial information for fiscal years 2003, 2002, and 2001 was as follows:

                          Net Sales             Property, Plant and Equipment, Net
                2003       2002        2001        2003        2002        2001
              --------   ---------  -----------  ---------   ---------  ---------
United States $ 815,009  $ 776,749    $ 809,632   $ 239,825   $ 258,827  $ 253,484
Canada           79,023     74,312       92,338      26,500      19,061     17,200
Mexico           31,400     23,070       15,215      14,192           -          -
Europe           19,382     15,923       14,415       3,407       2,586      3,471
Asia & Other     11,346      8,254        5,459           -           -          -
              --------   ---------  -----------  ---------   ---------  ---------
              $ 956,160  $ 898,308    $ 937,059   $ 283,924   $ 280,474  $ 274,155
              =========  =========  ===========   =========   =========  =========


15) Comprehensive Income

Comprehensive Income is an entity's change in equity during the period related to transactions, events, and circumstances from non-owner sources. Accumulated other comprehensive loss consisted of foreign currency translation adjustments of $926 and $6,964, and cash flow hedge adjustments of $3,575 and $6,214 at November 1, 2003 and November 2, 2002, respectively.

16) Quarterly Financial Information

Certain unaudited quarterly financial information for the fiscal years ended November 1, 2003 and November 2, 2002 was as follows:

                                                     Quarter Ended                     Fiscal
                                        Jan        April        July         Oct        Year
               2003
Net Sales                             $ 213,700   $ 250,488    $ 238,870   $ 253,102  $ 956,160
Gross Profit                             29,230      36,035       33,090      35,658    134,013
Net Earnings                              6,158      10,541        8,147       9,257     34,103
Net Earnings Per Share - Basic              .21         .36          .28         .32       1.17
                       - Diluted            .21         .36          .28         .31       1.15

               2002
Net Sales                             $ 190,668   $ 233,204    $ 237,242   $ 237,194  $ 898,308
Gross Profit                             27,161      36,058       38,252      33,692    135,163
Net Earnings                              4,862       9,074       11,486       8,848     34,270
Net Earnings Per Share  - Basic             .18         .34          .40         .30       1.23
                        - Diluted           .18         .33          .39         .30       1.21

Management and Independent Accountants' Reports

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

     /s/ Bradley B. Buechler          /s/Randy C. Martin
     Bradley B. Buechler              Randy C. Martin
     Chairman, President              Executive Vice President
     & Chief Executive Officer                & Chief Financial Officer


 Reports of Independent Accountants
 Board of Directors SPARTECH Corporation

We have audited the accompanying consolidated balance sheets of SPARTECH Corporation (the Company) as of November 1, 2003 and November 2, 2002, and the related consolidated statements of operations, changes in stockholders' equity and cash flows of the Company for the two years in the period ended November 1, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of SPARTECH Corporation as of November 3, 2001 and for the year then ended were audited by other auditors who have ceased operation. Those auditors expressed an unqualified opinion on those financial statements in their report dated December 6, 2001.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SPARTECH Corporation as of November 1, 2003 and November 2, 2002 and the consolidated results of its operations and its cash flows for each of the two years in the period ended November 1, 2003 in conformity with accounting principles generally accepted in the United States.

As discussed in Note 5 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", in 2002.

/s/Ernst & Young LLP
Ernst & Young LLP


St. Louis, Missouri
December 11, 2003


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

/s/Arthur Andersen LLP
Arthur Andersen LLP

St. Louis, Missouri
December 6, 2001


Eleven-Year Summary
The following table sets forth selected financial data for each of the most recent eleven years. This data should be read in conjunction with the Consolidated Financial Statements and Notes related thereto, and Management's Discussion and Analysis which begins on Page 10 of this Report. (Amounts in Thousands, except employee and per share data).


                                2003          2002           2001           2000           1999
                              ----------- -----------    -----------    -----------   -----------
SUMMARY OF OPERATIONS
Net Sales:
  In Dollars                  $   956,160   $   898,308    $   937,059    $   987,532    $   790,427
  In Pounds                     1,244,000     1,205,000      1,198,000      1,309,000      1,186,000
Gross Profit                  $   134,013   $   135,163    $   152,049    $   171,669    $   136,962
Depreciation &                $    31,566   $    28,120    $    34,921    $    31,905    $    23,222
Amortization
Operating Earnings            $    78,286   $    80,879    $   82,374*    $   109,761    $    87,707
Interest & Preferred          $    24,965   $    26,816    $    34,821    $    29,131    $    16,198
Distributions
Net Earnings                  $    34,103   $    34,270    $   29,903*    $    49,907    $    43,071


PER SHARE INFORMATION
Earnings Per Share-Diluted    $      1.15   $      1.21    $     1.11*    $      1.72    $      1.48
Dividends Declared Per        $       .40   $       .38    $       .38    $       .34    $       .28
Share
Book Value Per Share          $     10.98   $      9.93    $      8.11    $      7.86    $      6.98


BALANCE SHEET INFORMATION
Working Capital               $    98,293   $    99,722    $   111,146    $   111,041     $   77,698
Total Debt                    $   229,180   $   238,332    $   288,714    $   352,845     $  230,309
Total Assets                  $   915,949   $   865,254    $   815,103    $   888,969     $  625,401
Cash Flow From Operations     $    66,680   $    87,070    $    70,453    $    60,413     $   76,547
Capital Expenditures          $    22,009   $    28,217    $    16,237    $    29,129     $   24,692
Shareholders' Equity          $   322,358   $   290,698    $   216,546    $   211,022     $  190,042


RATIOS/OTHER DATA
Gross Margin                        14.0%         15.0%          16.2%          17.4%          17.3%
Operating Margin                     8.2%          9.0%          8.8%*          11.1%          11.1%
Effective Tax Rate                  36.0%         36.6%          37.1%          38.1%          39.8%
Total Debt to Total Debt            41.6%         45.1%          57.1%          62.6%          54.8%
and Equity
Return on Average Equity            11.1%         13.5%         14.0%*          24.9%          25.1%
Number of Employees                 3,325         3,475          3,300          4,075          3,350
Common Shares:
  Outstanding at Year-End          29,352        29,285         26,700         26,864         27,240
  Weighted Average-Diluted         29,567        28,379         28,696         31,874         29,982

                                 1998       1997        1996        1995        1994        1993

SUMMARY OF OPERATIONS
Net Sales:
  In Dollars                   $ 670,477  $  514,891 $  401,132  $  361,080  $  263,008  $  194,136
  In Pounds                      902,000     535,000    409,000     283,000     234,000     216,000
Gross Profit                   $ 111,215   $  82,215 $   60,572  $   49,879  $   36,998  $   28,008
Depreciation & Amortization    $  18,530   $  11,548 $    7,211  $    5,798  $    4,422  $    4,000
Operating Earnings             $  69,728   $  49,701 $   34,492  $   24,604  $   16,410  $   10,569
Interest & Preferred           $  13,602   $   8,393 $    5,062  $    4,960  $    3,125  $    3,350
Distributions
Net Earnings                   $  33,720   $  25,493 $   18,317  $   14,534  $   10,835  $    6,716


PER SHARE INFORMATION
Earnings Per Share-Diluted      $   1.18     $   .92    $   .73     $   .60     $   .46     $   .30
Dividends Declared Per Share    $    .24     $   .20    $   .15     $   .09     $     -     $     -
Book Value Per Share            $   5.72     $  4.85    $  4.26     $  3.09     $  6.75     $  5.85


BALANCE SHEET INFORMATION
Working Capital                 $ 72,204   $  63,429  $  54,261   $  45,108   $  26,351   $  25,032
Total Debt                      $254,220   $ 142,614  $  98,466   $  59,510   $  39,169   $  39,417
Total Assets                    $533,309   $ 358,803  $ 288,960   $ 178,329   $ 135,720   $ 114,194
Cash Flow From Operations       $ 64,546   $  48,390  $  23,160   $  16,487   $  13,358   $  10,645
Capital Expenditures            $ 17,859   $  12,172  $   9,220   $   9,477   $   7,819   $   2,583
Shareholders' Equity            $153,596   $ 128,389  $ 112,395   $  72,128   $  58,233   $  46,041


RATIOS/OTHER DATA
Gross Margin                       16.6%       16.0%      15.1%       13.8%       14.1%       14.4%
Operating Margin                   10.4%        9.7%       8.6%        6.8%        6.2%        5.4%
Effective Tax Rate                 39.9%       38.3%      37.8%       26.0%       18.4%        7.0%
Total Debt to Total Debt and       62.3%       52.6%      46.7%       45.2%       40.2%       46.1%
Equity
Return on Average Equity           23.9%       21.2%      19.9%       22.3%       20.8%       15.8%
Number of Employees                2,700       2,125      1,800       1,200         925         700
Common Shares:
  Outstanding at Year-End         26,861      26,480     26,400      23,353       8,629       7,873
  Weighted Average-Diluted        28,609      27,838     25,115      24,111      23,434      23,438

Investor Information

Annual Shareholders' Meeting

SPARTECH's Annual Shareholders' Meeting will be held on Wednesday, March 10, 2004 at Washington University's Knight Center, One Brookings Drive, St. Louis, Missouri at 10:00 a.m. Central Standard Time. A formal notice and invitation to attend the meeting, together with a Proxy Statement, will be mailed before the meeting to shareholders entitled to vote.

Common Stock & Transfer Agent

As of January 1, 2004, there were approximately 5,500 shareholders of the Company's common stock. The Company's Registrar and Transfer Agent is Mellon Investor Services LLC, 85 Challenger Road, Ridgefield Park, New Jersey 07660 (www.melloninvestor.com). SPARTECH Corporation's common stock is traded on the New York Stock Exchange under the symbol "SEH." Quarterly stock prices for fiscal years 2003 and 2002 are shown below:

                          Quarter
                   1st     2nd      3rd     4th
                 ------- -------  ------- -------
     2003- High  $ 21.50 $ 22.35  $ 23.65 $ 24.49
           Low   $ 17.71 $ 16.47  $ 19.69 $ 20.30

     2002- High  $ 22.95 $ 27.10  $ 27.75 $ 22.35
           Low   $ 19.26 $ 20.51  $ 21.00 $ 17.90

Dividend Reinvestment Plan & Report on Form 10-K

A Dividend Reinvestment Plan is available to shareholders of the Company, allowing for the automatic investment of cash dividends and direct cash purchases of SPARTECH common stock. For details on the Plan, please contact the Company's Registrar and Transfer Agent, Mellon Investor Services LLC, at (888) 213-0965. The Company's common stock dividends paid and the year-end stock prices for fiscal years 2000-2003 are shown below. In addition the Company will provide, without charge to any shareholder, a copy of its 2003 Report on Form 10-K as filed with the Securities and Exchange Commission.
Requests should be directed to SPARTECH Investor Relations at (888) 721-4242. Additionally a link to all of the Company's SEC filings can be found in the Investor Relations section of the Company's website at www.spartech.com.

                                          Year
                               2000     2001    2002     2003
     Common Stock Dividends $   .34      .38 $   .38  $   .40
     Year-End Stock Price   $ 13.00  $ 21.05 $ 18.79  $ 23.18

Corporate Governance

The Corporate Governance Committee has established specific Corporate Governance Guidelines, a Code of Business Conduct & Ethics, and a Code of Ethics for the CEO and Senior Financial Officers. These documents are provided on Spartech's website at www.spartech.com within the Investor Relations/Corporate Governance section of the site. At this same website location, Spartech provides an Ethics Hotline phone number that allows employees, shareholders and other interested parties to communicate with the Company's management or Audit Committee (on an anonymous basis, if so desired) through an independent third party hotline. In addition, this same website location provides instructions for shareholders or other interested parties to contact the Company's Board of Directors.