Form 10-K, Exhibit 13
period 2004-10-30
SPARTECH CORP
filed 2005-01-13
CIK 77597

Spartech Corporation
2004 Annual Report
Management's Discussion and Analysis

Business Overview

SPARTECH is an intermediate processor of thermoplastics which converts base polymers or resins from commodity suppliers into extruded plastic sheet and rollstock, specialty film laminates, cell cast acrylic sheet, specialty plastic alloys, color concentrates & blended resin compounds, and injection molded & profile extruded products for customers in a wide range of markets. We operate 51 production facilities (49 throughout North America and two in Europe) that are organized into three business segments: (1) Custom Sheet & Rollstock (67% of total 2004 sales), (2) Color & Specialty Compounds (27% of total 2004 sales), and (3) Molded & Profile Products (6% of total 2004 sales). The discussions of results that follow incorporate acquisitions of businesses including our 2004 acquisition of three divisions of VPI (October 2004), 2003 acquisitions of the sheet extrusion business of TriEnda, a division of Wilbert Inc. (September
2003), and Polymer Extruded Products (PEP), Inc. (March 2003), and our 2002 acquisition of GWB Plastics Holding Company (GWB), parent of UVTEC and PolyTech South (June 2002). We consider purchases of certain assets and liabilities that do not qualify as a business for accounting purposes (referred to as outsourcing acquisitions) as internal growth because such purchases are comparable to other internal investments such as capital expenditures.

Results of Operations

Comparison of Fiscal Years 2004 and 2003

Net sales were $1,121.7 million for the year ended October 30, 2004, representing a 17% increase from the prior year. Internal volume of pounds sold comprised 9% of the net sales growth, acquisitions accounted for 4%, and price/mix accounted for the remaining 4% of the increase.

The strong internal volume growth in 2004 was due primarily to demand increases in every major market we serve. Demand was particularly strong in the Packaging, Transportation, and Recreation & Leisure markets. Net sales of the Custom Sheet & Rollstock segment increased 19% to $750.5 million in 2004 from $628.5 million in 2003. The percentage increase was comprised of internal volume of pounds sold (11%), the TriEnda, VPI, and PEP acquisitions (5%), and price/mix (3%). The internal volume of pounds sold in this segment was mostly driven by strong demand primarily in the Packaging, Building & Construction, and Transportation markets. Approximately 4% of the increase in pounds sold in 2004 compared to the prior year was due to the full year impact of our new facility in Mexico which began shipping to customers in the spring of 2003. Net sales of the Color & Specialty Compounds segment increased 15% to $302.7 million in 2004 from $263.0 million in 2003. The percentage increase was comprised of internal volume of pounds sold (10%), the impact of the VPI acquisition (2%), and price/mix (3%). Internal volume growth was primarily attributable to strong demand in the Transportation and Building & Construction markets. The Molded & Profile Products segment net sales increased to $68.6 million, or 6%, from $64.6 million in 2003. The percentage increase was due mostly to price/mix as sales in pounds were flat in 2004 compared to 2003.

Bar Chart
Net Sales
In Millions of Dollars
2002 - $898.3
2003 - $956.2
2004 - $1,121.7

Photograph
Packaging for M&M's Is Produced With Materials Manufactured By Spartech Polycom


Cost of sales in 2004 increased to $967.0 million, or 86.2% of net sales, from $822.1 million in 2003, or 86.0% of net sales. The slight increase in cost of sales as a percentage of net sales reflected the net effect of sharp increases in resin prices throughout 2004 partially offset by better leverage on conversion costs from increased sales volume and lean manufacturing initiatives. Material margins per pound sold for 2004 dropped just under .7 cent per pound from 2003 to 2004 due to resin price increases that could not be passed on quickly enough in terms of higher sales prices. The 2004 decrease in material margin per pound was more than offset by reductions in conversion costs resulting from better capacity utilization rates and our lean manufacturing initiative leading to a .2 cent increase in operating earnings per pound sold. We expect to continue experiencing pricing pressures on raw material costs, and we will attempt to minimize the impact of delays in passing on such increases to customers with production efficiencies, inventory control techniques, and negotiating competitive prices with our suppliers.

Amortization of intangibles increased to $2.8 million in 2004 compared to $2.2 million in 2003. This increase reflected the full year impact of the PEP acquisition, one month of the VPI acquisition, and the 2004 outsourcing acquisition of the European Specialty Polystyrene Compounds business of BASF in April 2004. Selling, general, and administrative expenses were $59.1 million in 2004 compared to $53.5 million in 2003. This increase was mostly caused by the variable portion of expenses resulting from growth in sales and the impact of acquisitions which accounted for approximately 3% of the dollar increase. As a percentage of net sales, selling, general, and administrative expenses declined to 5.3% in 2004 from 5.6% in 2003 primarily reflecting leverage from strong sales growth.

Operating earnings were $92.8 million in 2004, or 8.3% of net sales, compared to $78.3 million in 2003, or 8.2% of net sales. More importantly, our key measure of operating earnings per pound increased from 6.5 cents in 2003 to 6.7 cents in 2004. Each of the operating segments generated increases in operating earnings due primarily to increases in sales volume and cost leverage. The Custom Sheet & Rollstock segment experienced the largest improvement in conversion costs per pound of 2.4 cents from 2003 to 2004, but lost 2.6 cents of this improvement from lower material margin per pound due to higher resin prices and mix. Operating earnings per pound for the Color & Specialty Compounds segment improved .1 cent in 2004 compared to 2003 due to more favorable mix of sales of engineered filled compounds and better leverage on selling costs which more than offset pressure on material margin from resin price increases. The Molded & Profile Products segment saw a 2.2 cents increase in operating earnings per pound in 2004 over 2003 due mostly to a favorable shift in mix of product sold from custom profiles to wheels sold primarily to the Lawn & Garden market.

Interest expense was $25.4 million in 2004 compared to $25.0 million in 2003. The slight increase in interest expense reflects an increase in our average interest rate and additional borrowings in the fourth quarter of 2004 to finance the VPI acquisition, partially offset by lower borrowing levels in the earlier portion of 2004. An interest rate swap encompassing $125.0 million of bank debt expired on November 10, 2004. On this date, our effective interest rate on this bank debt reverted back to a variable 30-day Eurodollar rate plus applicable margin (which was 2.59% at October 30, 2004) from the fixed swap effective rate including the applicable margin totaling 6.80%.

Our effective tax rate was 37.6% in 2004 compared to 36.0% in 2003. The 2004 increase primarily reflects the lack of favorable adjustments included in 2003 related to a final settlement with the Internal Revenue Service on certain income tax refunds.

Bar Chart
Net Sales
In Millions of Pounds

2002 - 1,179
2003 - 1,207
2004 - 1,383

Bar Chart
Net Sales
Price Per Pound Sold

2002 - $0.76
2003 - $0.79
2004 - $0.81


Net earnings increased to $42.1 million in 2004, or 23%, from $34.1 million in 2003 reflecting the impact of strong sales volume growth from strong demand and acquisitions. Diluted earnings per share increased to $1.32, or 15%, from $1.15 in 2003 reflecting the increase in net earnings, partially offset by an increase in shares outstanding from our February 2004 stock offering.

Comparison of Fiscal Years 2003 and 2002

Net sales were $956.2 million for the year ended November 1, 2003, representing a 6% increase from the prior year. Acquisitions accounted for approximately 3% of the increase while internal volume in pounds sold grew by 1% and price/mix accounted for the balance of the increase over 2002 (resulting in a 3 cents increase in the average sales price per pound).

Compared to the prior year, sales in 2003 were strong to customers serving the Transportation, Roofing, and Lawn & Garden markets as well as a solid performance in Pool & Spa applications. All other major markets served by the Company were relatively flat compared to the prior year. Net sales of the Custom Sheet & Rollstock segment increased 5% to $628.5 million in 2003, from $600.5 million in 2002. The March 2003 acquisition of PEP accounted for 2% of the increase, while internal growth added 3% (2% increase in volume along with 1% price/mix effect). The Custom Sheet & Rollstock segment accounted for most of the increase in sales to the Transportation market. This segment also benefited from the opening of our new facility in Mexico which began shipping
production volumes in April 2003.   Net sales of the Color & Specialty Compounds
segment increased 12% to $263.0 million in 2003 from $235.7 million in 2002. Sales from the full year effect of the GWB acquisition, primarily servicing the Roofing market, contributed nearly 9% of the increase. The remaining growth was due to price/mix changes, as internal volume shipped was flat for the year. Sales for the Molded & Profile Products segment increased 4% to $64.6 million in 2003 from $62.1 million in 2002, led by a strong performance from our Custom Engineered Wheels group for Lawn & Garden applications.

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

Operating earnings were $78.3 million in 2003 (8.2% of net sales) compared to $80.9 million (9.0% of net sales) reported in 2002. The decrease in operating earnings was attributable mainly to the Color & Specialty Compounds segment which was hardest hit by the sharp increases in resin cost during the first half of 2003. The operating margin percentage in this group dropped to 8.0% from the 10.9% achieved in 2002. Operating margins began to rebound in this group during our fourth quarter as resin prices stabilized and contracted price increases were more fully in effect. Operating margins in the Custom Sheet & Rollstock segment reduced slightly from 2002, but remained in the double digits.

Bar Chart
Operating Earnings
Cents Per Pound Sold

2002 - 6.9 cents
2003 - 6.5 cents
2004 - 6.7 cents

Bar Chart
Operating Earnings
As a % of Net Sales

2002 - 9.0%
2003 - 8.2%
2004 - 8.3%


Interest expense of $25.0 million in 2003 decreased by 7% from $26.8 million in 2002. The reduction in interest expense resulting from debt repayments of $37.1 during 2003 was partially offset by the $27.6 million spent for acquisitions during the year. In 2003, approximately 93% of our debt and convertible preferred financings were fixed rate, resulting in interest expense being less affected by the reduction in interest rates during the year.

Our effective tax rate was 36.0% in 2003, compared to 36.6% in 2002, reflecting an improvement in our combined state tax rate and favorable adjustments related to a final settlement with the Internal Revenue Service on income tax refunds, as well as ongoing benefits from research and development credits.

Net earnings of $34.1 million in 2003 decreased slightly from $34.3 million in 2002. Diluted earnings per share declined to $1.15 in 2003 from $1.21 in 2002, due mainly to an increase in average shares outstanding from our May 2002 stock offering which were outstanding for the full year in 2003.

Other Matters

We operate under various laws and regulations governing employee safety and the quantities of specified substances that may be emitted into the air, discharged into waterways, or otherwise disposed of on and off our properties. In September 2003, the New Jersey Department of Environmental Protection issued a directive and the United States Environmental Protection Agency initiated an investigation related to over 70 companies, including a SPARTECH subsidiary, regarding the Lower Passaic River. Our subsidiary has agreed to participate along with at least 39 other companies (including several companies added in 2004) in an environmental study to determine the extent and sources of contamination at this site. We believe it is possible that the ultimate liability from this issue could materially differ from our $221 thousand accrual as of October 30, 2004. In the event of one or more adverse determinations related to this issue, the impact on our results of operations could be material to any specific period. However, it is our opinion that future expenditures for compliance with these laws and regulations, as they relate to the Lower Passaic River issue and other potential issues, will not have a material effect on our capital expenditures, financial position, or competitive position.

The plastic resins we use in our production processes are derived from crude oil or natural gas, which are available from a number of domestic and foreign suppliers. Historically, our raw materials have been only somewhat affected by supply, demand, and price trends of the petroleum industry, however, more recently the unusually high price of crude oil has had a greater impact on increasing the price of plastic resins, our most significant raw material. We currently expect this pricing relationship to continue in the foreseeable future. Past trends in resin pricing, periods of anticipated or actual shortages of a particular resin, and changes in supplier capacities can also have an impact on the cost of our raw materials during a particular period. Price spikes in crude oil and natural gas along with the political unrest in oil producing countries have resulted in unusually high pricing pressures during 2003 and 2004 which resulted in dramatic increases in the prices of our raw materials. In prior years, we were able to minimize the impact of such price increases in raw material costs by controlling our inventory levels, increasing production efficiencies, passing through price changes to customers, and negotiating competitive prices with our suppliers. These pricing changes were more difficult for us to manage and have negatively affected our operating margins in 2003 and 2004. While we will continue to implement the actions noted above to help minimize the impact of price changes on our margins, the direction, degree of volatility, and our ability to manage future pricing changes is uncertain.

Bar Chart
SG&A Expenses
As % of Net Sales

2002 - 6.0%
2003 - 5.6%
2004 - 5.3%

Photograph
Appliances & Electronics

Wheels Produced At Out Spartech Industries Facility Are Used On A Variety Of Small Appliances


Liquidity and Capital Resources

Cash Flow

Our primary sources of liquidity have been cash flows from operating activities, borrowings from third parties, and equity offerings. Our principal uses of cash have been to support our operating activities, invest in capital improvements, finance strategic business/outsourcing acquisitions, and pay dividends on common stock.

Cash flows from operations were $37.8 million in 2004 compared to $66.7 million in 2003. The decrease in 2004 reflects investment in net working capital of $48.1 million in 2004 compared to $14.3 million in 2003. The increase in net working capital investment primarily resulted from strong sales growth in 2004, continued increases in resin prices, and selective pre-buys of raw materials ahead of announced resin price increases which led to increases in inventory and receivable amounts. Our cash flows from operations of $66.7 million in 2003 was lower than the $87.1 million generated in 2002 as changes in working capital used $14.3 million of cash flow in 2003 while changes in working capital provided $12.5 million of cash flow in 2002. The use of working capital in 2003 was reflective of the growth in business and the increase in resin prices compared to the prior year. Working capital in 2002 benefited from lower resin prices and improvements in nearly every major category.

Our primary investing activities are capital expenditures and business/outsourcing acquisitions in the plastics industry. Capital expenditures are primarily incurred to maintain and improve productivity, as well as to modernize and expand facilities. Capital expenditures were $35.0 million for 2004, $22.0 million for 2003, and $28.2 million for 2002. The higher capital expenditures in 2004 are associated with the expansion of our Donchery, France facility and our new Product Development Center in Warsaw, Indiana. The capital expenditures in 2002 reflected expansions in Tupelo, Mississippi and Ramos Arizpe, Mexico. We expect capital expenditures in 2005 to approximate the level of capital expenditures in 2004.

In 2004, our business acquisitions totaled $87.9 million and consisted of $86.5 million paid for the VPI business and $1.4 million paid to complete the September 2003 acquisition of TriEnda extrusion assets. Our outsourcing acquisitions in 2004 included $6.0 million for certain assets of BASF's specialty polystyrene business and $2.1 million for a large portion of the business of the former QPS operation. In 2003, we completed the business acquisitions of PEP for $23.6 million and the sheet extrusion business of Wilbert, Inc.'s TriEnda division for $4.0 million. Cash invested for business acquisitions in 2002 mostly includes net cash paid of $47.1 million for the GWB acquisition.

Cash flows provided by financing activities were $138.3 million for 2004. In September 2004, we completed a private placement of unsecured notes that provided proceeds of $150.0 million, which were partially used to fund the VPI business acquisition. In February 2004, we completed a common stock offering that provided proceeds of $60.9 million. Payments on notes in 2004 were $32.9 million. The increase in payments on notes over the prior year was attributable to the single principal payment on the 1997 Series B Notes due in fiscal 2004 (see Note 7 to the Consolidated Financial Statements). Net payments on bank credit facilities were $27.2 million. The bank credit facility payments included a pay down of the balance to $125.0 million, the portion of the borrowings covered by our interest rate swap agreement that expired on November 10, 2004. Additional financing activities during 2004 included common stock dividends of $13.8 million, proceeds of stock options exercised of $4.1 million and the purchase of treasury stock for $2.7 million. The amount remaining from financing activities contributed to the increase in year end cash of $45.2 million. In November 2004, a portion of the year end cash balance was used to pay down a portion of the bank credit facility, subsequent to the expiration of the interest rate swap agreement. We paid common stock dividends at a rate of 44 cents per share in calendar 2004, and our Board of Directors has approved an annual rate of 48 cents per share for calendar 2005.

Photograph
Medical

Spartech Townsend's Acrylic Tubes Are Utilized in Various Medical Devices

Bar Chart
Capital Expenditures
In Millions of Dollars

2002 - $28.2
2003 - $22.0
2004 - $35.0


Cash flows used in financing activities were $21.3 million for 2003. The primary activities were net bank credit facility borrowings of $8.5 million, payments on notes of $17.9 million, purchase of treasury stock of $3.4 million, common stock dividends of $11.7 million, and proceeds from stock options exercised of $3.3 million. Cash flows used in financing activities were $11.6 million for 2002. The primary activities were proceeds received from our May 30, 2002 stock offering of $50.7 million (which were used primarily to fund the GWB acquisition), net bank credit facility payments of $32.2 million, payments on notes of $17.9 million, purchase of treasury stock of $6.7 million, common stock dividends of $10.7 million, and proceeds from stock options exercised of $5.5 million.

The following table summarizes our contractual obligations as of October 30, 2004 (dollars in thousands):

Contractual                Less Than                               5 Years
Obligations  Total         1 Year       1-3 Years     3-5 Years    or More
------------ ------------  ------------ ------------  ------------  ------------

Long-term       $ 672,826      $ 38,737     $ 56,444     $ 162,954     $ 414,691
Debt

Capital               466            32           76           117           241
Lease
Obligations

Operating          34,154         7,813       10,635         6,725         8,981
Lease
Obligations

Purchase              247           247            -             -             -
Obligations

             ------------  ------------ ------------  ------------ ------------
Total           $ 707,693      $ 46,829     $ 67,155     $ 169,796     $ 423,913
             ============  ============ ============  ============  ============


Amounts included in long-term debt include principal and guaranteed interest payments. Amounts included in purchase obligations represent future contractual payments under various take-or-pay arrangements entered into as part of the normal course of business. Commitments made under these arrangements represent future purchases in line with expected usage to obtain favorable pricing. The amounts in the previous table exclude obligations that are not take-or-pay arrangements. Such contractual purchase obligations are primarily purchase orders that are part of normal operations and are reflected in historical operating cash flow. We do not believe such purchase obligations will adversely affect our liquidity position. In addition, the previous table does not include long term contingent liabilities and liabilities related to deferred taxes because it is not certain when these liabilities will become due.

Financing Arrangements

In November 2000, we entered into an interest rate swap for $125 million of our fixed LIBOR loans outstanding. Under the swap arrangement, our LIBOR rate was fixed at 6.06%, plus the borrowing margin, until November 10, 2004. This swap arrangement was accounted for in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities."

On May 30, 2002, we completed a public offering of 9,487,500 shares of our common stock. These shares represented 7,063,125 shares owned by two selling shareholders and 2,424,375 newly issued shares. The common stock was sold to the public at $22.00 per share. We used the net proceeds from the sale of our shares, totaling $50.7 million, primarily to finance the GWB acquisition. Effective February 3, 2004, we completed a public offering of 8,054,000 shares of our common stock. These shares represented 5,382,836 shares owned by Vita International Limited and 2,671,164 newly issued shares. The common stock was sold to the public at $24.00 per share. We used the net proceeds from the sale of our shares, totaling $60.9 million, to reduce borrowings under our bank credit facility and to finance acquisitions and other investing activities of the Company.

Bar Chart
Operating Cash Flow
In Millions of Dollars

2002 - $87.1
2003 - $66.7
2004 - $37.8

Bar Chart
Business Acquisitions
In Millions Of Dollars

2002 - $46.2
2003 - $27.6
2004 - $88.0


On March 3, 2004, we refinanced our U.S. unsecured bank credit facility providing aggregate availability of $200 million and expiring on March 3, 2009. Interest on the bank credit facility is payable at a rate chosen by us of either prime or Eurodollar Rate plus a 0.5% to 1.125% borrowing margin, and the agreement requires a fee of 0.10% to 0.275% for any unused portion of the facility. On April 27, 2004, our Canadian subsidiary refinanced its unsecured bank credit facility providing aggregate availability of $10 million Canadian and expiring on March 3, 2009. Interest on the bank credit facility is payable at a rate chosen by us of either prime or LIBOR plus a .5% to 1.125% borrowing margin, and the agreement requires a non-use fee of .10% to .275% for any unused portion of the facility. At October 30, 2004, our total outstanding borrowings under our bank credit facilities were $125 million at a weighted average interest rate of 6.8% (including the effect of an interest rate swap which expired on November 10, 2004). At October 30, 2004 we had access to $69.4 million under our credit facilities in addition to $49.0 million of cash and equivalents.

On September 15, 2004, we completed a private placement of unsecured notes at an interest rate of 5.54% totaling $150 million. We used these proceeds primarily to finance our acquisition of three divisions of VPI on October 1, 2004.

Our current credit facilities contain certain affirmative and negative covenants, including restrictions on the incurrence of additional indebtedness, limitations on both the sale of assets and merger transactions, and requirements to maintain certain financial and debt service ratios and net worth levels. While we were in compliance with such covenants in 2004 and currently expect to be in compliance during 2005, our failure to comply with the covenants or other requirements of our financing arrangements could result in an event of default and, among other things, acceleration of the payment of our indebtedness, which could adversely impact our business, financial condition, and results of operations.

We anticipate that cash flows from operations, together with the financing and borrowings under our bank credit facility, will provide the resources for (i) satisfying our working capital needs, regular quarterly dividends, and planned capital expenditures and (ii) managing the capital structure on a short and long-term basis.

Significant Accounting Policies, Estimates, and Judgments

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States. As such, we are required to make estimates and judgments that affect the reported amounts of assets, liabilities, shareholders' equity, revenues and expenses, and disclosures of contingent assets and liabilities at the date of the financial statements. Significant accounting policies, estimates and judgments which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

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

Bar Chart
Total Debt
In Millions Of Dollars

2002 - $393.0
2003 - $383.8
2004 - $474.1

Bar Chart
Total Interest Expense
In Millions of Dollars

2002 - $26.8
2003 - $25.0
2004 - $25.4


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

Inventories - We value inventories at the lower of (i) actual cost to purchase or manufacture the inventory or (ii) the current estimated market value of the inventory. We also buy scrap and recyclable material (including regrind material) to be used in future production runs. We record these inventories initially at purchase price and, based on the inventory aging and other considerations for realizable value, we write down the carrying value to brokerage value, where appropriate. We regularly review inventory on hand and record provisions for obsolete inventory. A significant increase in the demand for our raw materials could result in a short-term increase in the cost of inventory purchases while a significant decrease in demand could result in an increase in the amount of excess inventory quantities on hand. In addition, most of our business is custom products, where the loss of a specific customer could increase the amount of excess or obsolete inventory on hand. Although we make every effort to ensure the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand could have a significant impact on the value of our inventory and the operating results.

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

Valuation of Long-Lived Assets - We review the carrying value of our long-lived assets, which primarily include property plant and equipment, goodwill, and other intangible assets, whenever events and changes in business circumstances indicate the carrying value of the assets may not be recoverable. If we determine that the carrying value of a long-lived asset may not be recoverable, a permanent impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value. Fair value is generally measured based on a projected discounted cash flow method using a discount rate determined to be commensurate with the risk inherent in the business. The estimates in projected cash flows and discount rates are subject to change due to the economic environment, including such factors as interest rates, expected market returns, and the volatility of markets served. We believe that the estimates are reasonable; however, changes in estimates could materially affect the fair value assessments.

Bar Chart
Cash Dividends
Per Share of Common Stock

2002 - $.38
2003 - $.40
2004 - $.44

Photograph
Appliances & Electronics

Spartech Plastics Produces Sheet Used In A Variety Of Appliances


Contingencies - We are involved in litigation in the ordinary course of business, including environmental matters. Our policy is to record expense for contingencies when it is both probable that a liability has been incurred and the amount can be reasonably estimated. Estimating probable losses requires assessment of multiple outcomes that often depends on management's judgments regarding, but not limited to, potential actions by third parties such as regulators. The final resolution of these contingencies could result in expenses different than current accruals, and therefore have a material impact on our consolidated financial results in a future reporting period.

Recently Issued Accounting Standards

In December 2004, the Financial Accounting Standards Board (FASB) issued a revised version of Statement of Financial Accounting Standards (SFAS) 123, "Share Based Payment," (SFAS 123R) which replaces the original SFAS 123, "Accounting for Stock-Based Compensation" and supersedes Accounting Principals Board (APB) Opinion 25, "Accounting for Stock Issued to Employees." SFAS 123R requires public companies to recognize the costs associated with the award of equity instruments to employees in the results of operations over the service period related to the award. The cost is based on the fair value of the equity instrument at the date of grant. The provisions of SFAS 123R will be effective for us in the fourth quarter of 2005. The impact of the adoption of this standard on our historical net income and earnings per share is disclosed in
Note 1 to the Notes to the Consolidated Financial Statements.

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

Photograph
Sign & Advertising

McDonald's Outdoor Signs Utilize Weatherable Sheet Produced At Out Spartech Plastics Cape Girardeau, Missouri Facility

Bar Chart
Return on Equity
Average Balance

2002 - 13.5%
2003 - 11.1%
2004 - 11.2%


Consolidated Balance Sheet

Assets                                       October 30,      November 1,
                                                 2004            2003
                                             -----------      ------------
(Dollars in thousands)

Current Assets
Cash and equivalents                             $ 48,954          $ 3,779
Receivables, net of allowance of $2,997 in        188,427          149,546
2004 and $3,737 in 2003
Inventories                                       142,035           99,671
Prepaids and other                                 20,718           15,127
                                               ----------      -----------
Total Current Assets                              400,134          268,123

Property, Plant, and Equipment, Net               330,745          283,924
Goodwill, Net                                     361,957          334,392
Other Intangible Assets, Net                       43,967           24,974
Other Assets                                       12,811           13,250
                                              -----------      -----------
                                              $ 1,149,614        $ 924,663
                                              ===========      ===========
Liabilities and Shareholders' Equity

Current Liabilities
Current maturities of long-term debt             $ 18,027         $ 32,991
Accounts payable                                  116,386           97,586
Accrued liabilities                                44,223           39,987
                                              -----------      -----------
Total Current Liabilities                         178,636          170,564
                                              -----------      -----------
Long-Term Liabilities

Convertible subordinated debentures               154,639          154,639
Other long-term debt, less current                301,425          196,189
maturities
Deferred taxes                                     94,825           78,568
Other liabilities                                   2,357            2,345
                                              -----------      -----------
Total Long-Term Liabilities                       553,246          431,741
                                              -----------      -----------
Shareholders' Equity

Common stock, 33,131,846 and 30,460,682            24,849           22,846
shares issued in 2004 and 2003, respectively
Contributed capital                               196,264          139,243
Retained earnings                                 220,136          191,912
Treasury stock, at cost, 952,073 shares
in 2004 and 1,108,381 shares in 2003             (23,653)         (27,142)
Accumulated other comprehensive income                136          (4,501)
(loss)
                                              -----------      -----------
Total Shareholders' Equity                        417,732          322,358
                                              -----------      -----------
                                              $ 1,149,614        $ 924,663
                                              ===========      ===========

See accompanying notes to consolidated financial statements.


Consolidated Statement of Operations

Fiscal Year                                  2004         2003        2002
                                            ---------   ---------  ----------
(Dollars in thousands, except per share
amounts)

Net Sales                                 $ 1,121,725   $ 956,160   $ 898,308
                                            ---------  ----------  ----------
Costs and Expenses

Cost of sales                                 966,963     822,147     763,145
Selling, general, and administrative           59,121      53,540      53,624
Amortization of intangibles                     2,840       2,187         660
                                            ---------  ----------  ----------
                                            1,028,924     877,874     817,429
                                            ---------  ----------  ----------
Operating Earnings                             92,801      78,286      80,879

Interest                                       25,436      24,965      26,816
                                            ---------  ----------  ----------
Earnings Before Income Taxes                   67,365      53,321      54,063

Income taxes                                   25,302      19,218      19,793
                                            ---------  ----------  ----------
Net Earnings                                 $ 42,063    $ 34,103    $ 34,270
                                           ==========  ==========  ==========

Net Earnings Per Common Share
Basic                                          $ 1.34      $ 1.17      $ 1.23
                                           ==========  ==========  ==========
Diluted                                        $ 1.32      $ 1.15      $ 1.21
                                           ==========  ==========  ==========

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

(Dollars in thousands)
                                Common    Contributed  Retained    Treasury   Accumulated   Total Share-
                                 Stock      Capital    Earnings      Stock       Other       holders'
                                                                                Compre-       Equity
                                                                                hensive
                                                                                 Income
                                                                                 (Loss)
                               ---------    ---------  ---------    ---------  -----------   ----------
Balance, November 3, 2001       $ 21,039     $ 94,239  $ 145,909    $ (30,410)   $(14,231)    $ 216,546
                               ---------    ---------  ---------    ---------  -----------   ----------
Comprehensive income:
Net earnings                           -            -     34,270            -            -       34,270
Other comprehensive income:
Translation adjustments                -            -          -            -        1,518        1,518
Cash flow hedge adjustments,
     net of tax of $288                -            -          -            -        (465)        (465)
                                                                                             ----------
Comprehensive income                                                                             35,323
Common stock issuance              1,807       48,856          -            -            -       50,663
Stock options exercised                -      (2,882)          -        8,423            -        5,541
Cash dividends                         -            -   (10,661)            -            -     (10,661)
Treasury stock purchases               -            -          -      (6,714)            -      (6,714)
                               ---------    ---------  ---------    ---------  -----------   ----------
Balance, November 2, 2002       $ 22,846    $ 140,213  $ 169,518   $ (28,701)   $ (13,178)    $ 290,698
                               ---------    ---------  ---------    ---------  -----------   ----------
Comprehensive income:
Net earnings                           -            -     34,103            -            -       34,103
Other comprehensive income:
Translation adjustments                -            -          -            -        6,038        6,038
Cash flow hedge adjustments,
     net of tax of  $ (1,633)          -            -          -            -        2,639        2,639
                                                                                             ----------
Comprehensive income                                                                             42,780
Stock options exercised                -        (970)          -        4,275            -        3,305
Cash dividends                         -            -   (11,709)            -            -     (11,709)
Treasury stock purchases               -            -          -      (2,716)            -      (2,716)
                               ---------    ---------  ---------    ---------  -----------   ----------
Balance, November 1, 2003       $ 22,846    $ 139,243  $ 191,912   $ (27,142)    $ (4,501)    $ 322,358
                               ---------    ---------  ---------    ---------  -----------   ----------
Comprehensive income:
Net earnings                           -            -     42,063            -            -       42,063
Other comprehensive income:
Translation adjustments                -            -          -            -          941          941
Cash flow hedge adjustments,
     net of tax of $ (2,170)           -            -          -            -        3,696        3,696
                                                                                             ----------
Comprehensive income                                                                             46,700
Common stock issuance              2,003       58,919          -            -            -       60,922
Restricted stock grant                 -          180          -            -            -          180
Stock options exercised                -      (2,078)          -        6,144            -        4,066
Cash dividends                         -            -   (13,839)            -            -     (13,839)
Treasury stock purchases               -            -          -      (2,655)            -      (2,655)
                               ---------    ---------  ---------    ---------  -----------   ----------
Balance, October 30, 2004       $ 24,849    $ 196,264  $ 220,136   $ (23,653)        $ 136    $ 417,732
                               ---------    ---------  ---------    ---------  -----------   ----------

See accompanying notes to consolidated financial statements.



CONSOLIDATED STATEMENT OF CASH FLOWS

Fiscal Year                                  2004         2003        2002
(Dollars in thousands)                     -----------   ---------   ---------
Cash Flows from Operating Activities
Net earnings                                 $ 42,063     $ 34,103    $ 34,270
Adjustments to reconcile net earnings to net cash provided by operating activities:

   Depreciation and amortization               35,056       31,566      28,120
   Change in current assets and
    liabilities, net of effects of
    acquisitions and divestitures:

    Receivables                              (21,599)     (18,472)     (1,380)
    Inventories                              (32,771)        (713)       1,879
    Prepaids and other                        (7,538)      (2,192)       2,063
    Accounts payable                           10,944       10,975       3,871
    Accrued liabilities                         2,914      (3,881)       6,023
   Other, net                                   8,703       15,294      12,224
                                           ----------   ----------  ----------
Net cash provided by operating activities      37,772       66,680      87,070
                                           ----------   ----------  ----------
Cash Flows from Investing Activities

Capital expenditures                         (35,003)     (22,009)    (28,217)
Business acquisitions                        (87,952)     (27,589)    (46,176)
Outsourcing acquisitions                      (8,141)            -     (2,916)
Dispositions of assets                              -          293         492
                                           ----------   ----------  ----------
Net cash used for investing activities      (131,096)     (49,305)    (76,817)
                                           ----------   ----------  ----------
Cash Flows from Financing Activities

Bank credit facility                         (27,204)        8,530    (32,151)
(payments)/borrowings, net
Borrowings from issuance of notes             150,000            -           -
Payments on notes                            (32,857)     (17,857)    (17,857)
Payments on bonds and leases                    (133)        (150)       (374)
Issuance of common stock                       60,922            -      50,663
Cash dividends on common stock               (13,839)     (11,709)    (10,661)
Stock options exercised                         4,066        3,305       5,541
Treasury stock acquired                       (2,655)      (3,436)     (6,714)
                                           ----------   ----------  ----------
  Net cash provided (used) by financing       138,300     (21,317)    (11,553)
   activities
                                           ----------   ----------  ----------
Effect of exchange rate changes on cash           199          210         239
and equivalents
                                           ----------   ----------  ----------
Increase (decrease) in cash and                45,175      (3,732)     (1,061)
equivalents
Cash and Equivalents at Beginning of Year       3,779        7,511       8,572
                                           ----------   ----------  ----------
Cash and Equivalents at End of Year          $ 48,954      $ 3,779     $ 7,511
                                           ==========    =========   =========

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

Principles of Consolidation - The accompanying consolidated financial statements include the accounts of SPARTECH Corporation and its controlled affiliates. All intercompany transactions and balances have been eliminated. Investments in entities of 20 to 50 percent of the outstanding capital stock of such entities are accounted for by the equity method.

Foreign Currency Translation - Assets and liabilities of the Company's non-U.S. operations are translated from their functional currency to U.S. dollars using exchange rates in effect at the balance sheet date. Results of operations are translated using average rates during the period. Adjustments resulting from the translation process are included in a separate component of shareholders' equity. Transactional gains and losses arise from receivable and payable balances in the normal course of business that are denominated in a currency other than the functional currency of the operation and are recorded in income when they occur. The Company may periodically enter into foreign currency contracts to manage exposures to market risks from prospective changes in exchange rates. No such contracts were outstanding as of October 30, 2004 or November 1, 2003.

Cash Equivalents - Cash equivalents consist of highly liquid investments with original maturities of three months or less.

Allowance for Doubtful Accounts - The Company performs ongoing credit evaluations of customers that includes reviewing creditworthiness from third-party reporting agencies, monitoring payment histories, and adjusting credit limits as necessary. We continually monitor collections and payments for our customers and maintain a provision for estimated credit losses recorded based on historical experience and specifically identified customer collection issues.

Inventories - Inventories are valued at the lower of (i) actual cost to purchase or manufacture the inventory (specific identification) or (ii) the current estimated market value. Finished goods include the costs of material, labor, and overhead.

Property, Plant, and Equipment - Property, plant, and equipment are carried at cost. Depreciation expense is recorded on a straight-line basis over the estimated useful lives of the related assets as shown below and totaled $32,216, $29,379, and $27,460 in fiscal years 2004, 2003, and 2002, respectively.
                                                       Years
     Buildings and leasehold improvements              20-25
     Machinery and equipment                           12-16
     Furniture and fixtures                             5-10

Major additions and improvements are capitalized. Maintenance and repairs are expensed as incurred. Upon disposition, the net book value is eliminated from the accounts, with the resultant gain or loss reflected in operations.

Acquisitions - Acquisitions are accounted for by the purchase method, and accordingly, the results of operations are included in the Company's Statement of Operations from the respective date of acquisition. The purchase price is allocated to the identifiable assets and liabilities, and any excess of the cost over the fair value of the identifiable assets acquired is recorded as goodwill. Identifiable intangible assets with definite lives are amortized as expense over the estimated periods to be benefited. Intangible assets with indefinite lives, including goodwill, are not subject to periodic amortization, but are tested for impairment annually, or more frequently if events or changes in circumstances indicate the asset might be impaired. The Company's annual impairment date is the last day of the fiscal year.

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

Derivative instruments (including certain derivative instruments embedded in other contracts) are recorded in the balance sheet as either an asset or liability measured at fair value, and changes in the derivative's fair value are recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying derivatives designated as fair value hedges allows a derivative's gains and losses to be offset in the income statement by the related change in the fair value of the hedged item. Special accounting for qualifying derivatives designated as cash flow hedges, allows the effective portion of a derivative's gains and losses to be reported as a component of accumulated other comprehensive income or loss and reclassified into earnings in the period during which the hedged transaction affects earnings.


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

     Derivative financial instruments - based upon quoted market prices or market prices for instruments with similar terms and maturities; and

     Long-term debt (including bank credit facilities and convertible subordinated debentures) - based on quoted, current market prices for the same or similar issues. As of October 30, 2004, the fair value of the convertible subordinated debentures was $162,680 as compared to the carrying amount of $154,639 and the fair value of other long-term debt was $328,156 as compared to its carrying amount of $319,452.

Stock Based Compensation - In 2003, we adopted Statement of Financial Accounting Standards (SFAS) 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," which amends SFAS 123, "Accounting for Stock-Based Compensation" to provide transition methods for a voluntary change to measuring compensation cost in connection with employee share option plans using a fair value based method. We continue to use the intrinsic value based method and do not recognize compensation expense in the results of operations for the issuance of options with an exercise price equal to or greater than the market price at the time of grant. As a result, the adoption of SFAS No. 148 had no impact on our results of operations or financial position. Had the fair value recognition provisions of SFAS No. 123 been adopted by the Company, the effect on net income and earnings per common share for fiscal 2004, 2003, and 2002 would have been as follows:

                                   2004         2003        2002
                                 ----------   ----------  ----------
Net Earnings as Reported           $ 42,063     $ 34,103     $34,270
Deduct fair value of options          1,834        1,592       2,519
granted
                                 ----------    ---------   ---------
Pro Forma Net Earnings             $ 40,229     $ 32,511    $ 31,751
                                 ==========    =========   =========
Earnings Per Share
As Reported:
   Basic                             $ 1.34       $ 1.17      $ 1.23
   Diluted                             1.32         1.15        1.21
                                 ==========   ==========   =========
Pro Forma:
Basic                                $ 1.28       $ 1.11      $ 1.14
Diluted                                1.26         1.10        1.12
                                 ==========   ==========   =========

Using the Black-Scholes option-pricing model, the estimated weighted-average fair value of options granted during fiscal 2004, 2003, and 2002 is as follows:
                                      2004           2003           2002
                                 ----------    -----------     ----------
Weight Average Fair Value            $ 6.94         $ 5.58         $ 6.91
  Assumptions:
   Expected Dividend Yield             2.0%           2.0%           2.0%
   Expected Volatility                  35%            35%            35%
   Risk-Free Interest Rates      2.95-3.70%     2.52-3.50%     4.38-5.14%
   Expected Lives                 5.5 years        5 years        5 years

The effects of applying SFAS No. 123 in the pro forma disclosure are not necessarily indicative of the effects that may be realized in future years. In December 2004, SFAS 123R, a revised version of SFAS 123, was issued which requires the recognition of compensation expense in the results of operations for the issuance of employee stock options. The provisions of SFAS 123R will be effective for the Company in the fourth quarter of 2005. The approximate impact of SFAS 123R on the Company's historical net earnings and earnings per share is presented in the previous table.

The Company granted 7,596 restricted stock units to non-employee directors in June 2004. The grant-date fair value was $23.70 per share, and $180 of compensation expense was recorded upon issuance.


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

2) Acquisitions

On October 1, 2004, the Company completed the acquisition of substantially all of the assets of three divisions of VPI, based in Sheboygan, Wisconsin. The operations purchased included (1) The Sheet Products Division, a custom extruded sheet manufacturer serving the graphic arts, medical packaging, and specialty retail markets; (2) The Contract Manufacturing Division, a provider of non-carpet flooring and sound barrier products to the transportation industry; and
(3) The Film and Converting Division calenders, prints, and laminates products for distribution to various markets including the Medical and Recreation & Leisure industries. The Sheet Products Division was added to the Company's Custom Sheet & Rollstock segment, and the Contract Manufacturing and Film and Converting Divisions were added to the Color & Specialty Compounds segment. Sales within the three divisions acquired totaled approximately $110 million for the 12 months prior to acquisition. The cash price for this acquisition of approximately $86.5 million was allocated to the assets acquired and liabilities assumed of $97.5 million and $11.0 million, respectively. The assets acquired include $39.6 million of property, plant, and equipment, $15.9 million of identified intangibles, and $19.9 million of goodwill, all of which is deductible for tax purposes. The preliminary identified intangibles and respective weighted average amortization periods includes $13.1 million of customer relationships (nine years), $1.5 million of technology (12 years) and $1.3 million of non-compete agreements (four years). The final cash price will change upon completion of a working capital adjustment. In addition, the Company has not finalized the allocation of the cash price to assets acquired and liabilities assumed and the determination of intangible amortization lives, and is awaiting final valuations from our independent advisors.

On September 30, 2003, the Company completed the purchase of certain assets and entered into a supply agreement with Wilbert Inc.'s TriEnda Division located in Portage, Wisconsin. The acquired business was a "captive" (internal consumption) manufacturer of extruded sheet, primarily for the TriEnda line of reusable shipping and material handling containers. The total cash purchase price for these assets was $5,420 and was allocated to assets and liabilities of $5,517 and $97, respectively. Assets acquired included $752 of goodwill, all of which is deductible for tax purposes. This business is reported in the Company's Custom Sheet & Rollstock segment.

On March 31, 2003, the Company completed its acquisition of Polymer Extruded Products, Inc. (PEP), a manufacturer of weatherable film laminates and cellulose specialty extruded products. PEP had annual sales of approximately $21,000 for calendar year 2002, with nearly $4,000 of those sales to SPARTECH's Custom Sheet & Rollstock segment. The cash paid for this acquisition of $23,761 was allocated to the assets acquired and liabilities assumed of $32,724 and $8,963, respectively (acquired assets included $14,484 of goodwill, $1,887 of which is deductible for tax purposes, non-compete agreements and customer relationships totaling $1,900 with amortization periods of five years, and a trademark of $8,900 which was determined to have an indefinite life). PEP is reported in the Company's Custom Sheet & Rollstock segment.

On June 4, 2002, the Company completed its acquisition of GWB Plastics Holding Co. (GWB), which is the parent of two operating companies, UVTEC and PolyTech South. These businesses generated net sales of approximately $40,000 during the 12 months prior to the acquisition. The final purchase price of $47,228 was allocated to the assets acquired (including $23,675 of goodwill - $17,747 of which is deductible for tax purposes, non-compete agreements and customer contacts totaling $4,990 with amortization periods of three to five years, and product formulations totaling $12,030 with an amortization period of 15 years) and liabilities assumed of $52,157 and $4,929, respectively. GWB is reported in the Company's Color & Specialty Compounds segment.


3) Inventories

Inventories at October 30, 2004 and November 1, 2003 are comprised of the following components:
                                             2004             2003
                                        ----------          --------
     Raw materials                        $ 82,571          $ 57,414
     Finished goods                         59,464            42,257
                                        ----------          --------
                                         $ 142,035          $ 99,671
                                        ==========          ========

4) Property, Plant, and Equipment

Property, plant, and equipment consisted of the following at October 30, 2004 and November 1, 2003:
                                                     2004           2003
                                                  --------       ---------
     Land                                         $ 14,167       $ 12,247
     Buildings and leasehold improvements           85,915         74,264
     Machinery and equipment                       428,890        361,684
     Furniture and fixtures                          9,299          9,537
                                                  --------       --------
                                                   538,271        457,732
     Less accumulated depreciation                 207,526        173,808
                                                  --------       --------
     Property, plant, and equipment, net         $ 330,745       $ 283,924
                                                  ========       =========

5) Goodwill and Other Intangible Assets

Changes in the carrying amount of goodwill for the years ended October 30, 2004 and November 1, 2003 are as follows:

                                  Custom     Color &    Molded &     Total
                                  Sheet&    Specialty    Profile
                                 Rollstock  Compounds   Products
                                  ---------  ---------  ---------   ---------
Balance, November 2, 2002         $ 185,805   $ 95,422   $ 37,614   $ 318,841
Goodwill acquired                    15,236        315          -      15,551
                                  ---------  ---------  ---------   ---------
Balance, November 1, 2003           201,041     95,737     37,614     334,392
Goodwill acquired                    11,088      8,650        478      20,216
Reclassifications                       721      6,628          -       7,349
                                  ---------  ---------  ---------   ---------
Balance, October 30, 2004         $ 212,850  $ 111,015   $ 38,092   $ 361,957
                                 ==========  =========  =========   =========

Total accumulated goodwill amortization at October 30, 2004 and November 1, 2003 is $29,773. Reclassifications represent opening balance adjustments between goodwill and deferred taxes.

As of October 30, 2004 and November 1, 2003, the Company had amortizable intangible assets as follows:

                                   Gross                     Accumulated
                              Carrying Amount               Amortization

                            2004           2003          2004          2003
                         ------------   ------------  ------------   -----------
Non-compete agreements        $ 3,960        $ 1,750       $ 1,242         $ 612
Customer                       18,981          5,140         2,380         1,161
contracts/relationships
Product formulations           17,811         12,030         2,063         1,073
                          -----------   ------------  ------------   -----------
   Total                     $ 40,752       $ 18,920       $ 5,685       $ 2,846
                          ===========   ============   ===========   ===========


Amortization expense for intangible assets totaled $2,840 in 2004, $2,187 in 2003, and $660 in 2002. Amortization expense for amortizable intangible assets over the next five fiscal years is estimated to be: 2005-$3,291, 2006-$3,012, 2007-$2,728, 2008-$1,963, and 2009-$1,570. The Company has a $8,900 trademark included in other intangible assets which has an indefinite life and therefore, is not subject to amortization.


6) Convertible Subordinated Debentures

On February 18, 2000, the Company issued $103,093 of 7.0% convertible subordinated debentures to Spartech Capital Trust II, a Delaware trust controlled by the Company. The Company used the proceeds to repay borrowings under its bank credit facility. The debentures are the sole asset of the trust. The trust purchased the debentures with the proceeds of a $100,000 private placement of 7.0% convertible preferred securities of the trust having an aggregate liquidation preference of $100,000 and guaranteed by SPARTECH. The debentures:

 Are convertible along with the trust's preferred securities, at the option of the preferred security holders, into shares of the Company's common stock at a conversion price equivalent to $34.00 per share of common stock, for a total of 2,941,176 shares;

 Are redeemable along with the trust's preferred securities, at the Company's option, at a price equal to 104.2% of the principal amount plus accrued interest through March 1, 2005. This amount declines annually to a price equal to the principal amount plus accrued and unpaid interest after March 1, 2010; and

 Mature and are payable, along with the trust's preferred securities, on March 31, 2015, if they have not been previously redeemed or converted.

On March 5, 1999, the Company issued $51,546 of 6.5% convertible subordinated debentures to Spartech Capital Trust, a Delaware trust controlled by the Company. The Company used the proceeds to repay borrowings under its bank credit facilities. The debentures are the sole asset of the trust. The trust purchased the debentures with the proceeds of a $50,000 private placement of 6.5% convertible preferred securities of the trust, having an aggregate liquidation preference of $50,000 and guaranteed by the Company. The debentures:

 Are convertible along with the trust's preferred securities, at the option of the preferred security holders, into shares of the Company's common stock at a conversion price equivalent to $30.55 per share of common stock, for a total of 1,636,661 shares;

 Are redeemable along with the trust's preferred securities, at the Company's option, at a price equal to 103.3% of the principal amount plus accrued interest through March 1, 2005. This amount declines annually to a price equal to the principal amount plus accrued and unpaid interest after March 1, 2009; and

 Mature and are payable, along with the trust's preferred securities, on March 31, 2014, if they have not been previously redeemed or converted.

In December 2003, the FASB issued a revised version of FASB Interpretation No. 46 (FIN 46R), "Consolidation of Variable Interest Entities," which defines when a business should consolidate a variable interest entity. The Company adopted FIN 46R on January 31, 2004. As a result, we no longer consolidate our trusts which were formed solely for the issuance of trust preferred securities to outside investors. The effect of this deconsolidation was to: 1) eliminate the convertible preferred securities issued by the trusts; 2) record the convertible subordinated debentures issued to the trusts; 3) recognize the Company's equity investment in the common stock of the trusts; and 4) reclassify the distributions on the preferred securities to interest expense on the debentures. The convertible subordinated debentures and equity investments were previously eliminated in consolidation. The debentures, totaling $154.6 million, are now included in the Consolidated Balance Sheet as a separate component of long-term debt and the equity investment of $4.6 million is included in other assets. The adoption of FIN 46R had no impact on the Company's net income or earnings per share. The previous years' financial statements have been restated to reflect the effect of the deconsolidation required by FIN 46R.


7) Other Long-Term Debt

Other long-term debt is comprised of the following at October 30, 2004 and November 1, 2003:
                                                   2004           2003
                                               -------------  -------------
5.54% Senior Unsecured 2004 Notes                  $ 150,000           $  -
7.0% Senior Unsecured 1997 Notes                      19,286         40,714
7.62% Guaranteed Senior Unsecured 1996 Notes           8,571         12,857
7.21% Senior Unsecured 1995 Notes                      7,143         14,286
Bank Credit Facilities                               125,000        152,203
Other                                                  9,452          9,120
                                                ------------   ------------
                                                     319,452        229,180
Less current maturities                               18,027         32,991
                                                ------------   ------------
Total other long-term debt                         $ 301,425      $ 196,189
                                                ============   ============


On September 15, 2004, the Company completed a $150,000 private placement of 5.54% Senior Unsecured Notes over a twelve-year term. The 2004 Notes require equal annual principal payments of $30,000 that commence on September 15, 2012. Interest on the 2004 Notes is payable semiannually on March 15 and September 15 of each year. On August 22, 1997, the Company completed a private placement of 7.0% Senior Unsecured Notes consisting of $45,000 designated as Series A and $15,000 designated as Series B. The Series A 1997 Notes require equal annual principal payments of approximately $6,429 that commenced on August 22, 2001 and the required $15,000 principal payment due on the Series B 1997 Notes was paid on August 22, 2004. Interest on the 1997 Notes is payable semiannually on February 22 and August 22 of each year. On September 27, 1996, the Company completed a $30,000 private placement of 7.62% Guaranteed Unsecured Notes over a ten-year term. The 1996 Notes require equal annual principal payments of approximately $4,286 that commenced on September 27, 2000. Interest on the 1996 Notes is payable semiannually on March 27 and September 27 of each year. On August 15, 1995, the Company completed a $50,000 private placement of 7.21% Senior Unsecured Notes over a ten-year term. The 1995 Notes require equal annual principal payments of approximately $7,143 that commenced on August 15, 1999.
Interest on the 1995 Notes is payable semiannually on February 15 and    August
15 of each year.

On March 3, 2004, the Company amended its unsecured bank credit facility to an aggregate availability of $200,000 for a new five-year term. On April 27, 2004, the Company's Canadian subsidiary entered into an additional $10,000 (Canadian) revolving credit facility in Canada that expires on March 3, 2009. The total capacity under these bank credit facilities was $208,192 at October 30, 2004. Borrowings under these facilities are classified as long-term, because no paydowns of the aggregate facilities are required within the next fiscal year. Interest on the bank credit facilities is payable at a rate chosen by the Company of either prime or Eurodollar rate plus a 0.5% to 1.125% borrowing margin and the agreement requires a fee of 0.10% to 0.275% for any unused portion of the facilities. At October 30, 2004, the Company had fixed LIBOR loans outstanding under the bank credit facilities of $125,000 at 2.59% in the U.S. for a one month period (LIBOR loans totaled $150,900 at 2.13%-2.25% in the U.S. on November 1, 2003). As of October 30, 2004, there were no bank credit facility borrowings at the current prime rate (November 1, 2003 of $1,000 at 4% in the U.S. and $303 at 4.75% in Canada). The Company had a $125,000 interest rate swap agreement that expired November 10, 2004 under which it paid interest at 6.06% and received interest at LIBOR plus the borrowing margin. We designated the swap as a cash flow hedge of the LIBOR borrowings under the bank credit facilities.

The other debt consists of industrial revenue bonds utilized to finance capital expenditures. These financings mature between 2007 and 2015 and have interest rates ranging from 1.91% to 3.75%.

Scheduled maturities of long-term debt for the next five fiscal years are: 2005- $18,027; 2006-$10,893; 2007-$6,523; 2008-$155; and 2009-$125,162. The long-term debt contains certain covenants which, among other matters, require the Company to restrict the incurrence of additional indebtedness, satisfy certain ratios and net worth levels, and limit both the sale of assets and merger transactions.


8) Shareholders' Equity & Stock Options

The authorized capital stock of the Company consists of 55 million shares of $.75 par value common stock and 4 million shares of $1 par value preferred stock. On March 10, 2004 shareholders approved an increase to the authorized number of shares of common stock from 45,000,000 shares to 55,000,000 shares. The additional authorized shares will be used to provide flexibility (i) for the issuance of stock options and other stock-based compensation and incentive awards and (ii) raising additional capital, acquisitions, stock dividends, or other corporate purposes.

On February 3, 2004, SPARTECH completed a common stock offering for 2.7 million newly issued shares. The stock was sold to the public at $24.00 per share. The net proceeds received by the Company for the sales of the shares totaled approximately $61 million with approximately $41 million used to pay down debt and $20 million that was subsequently used to fund capital expenditures and strategic expansions. After the offering, the Company's common issued shares increased by 8.8% to 33,131,846.

The Company has a Shareholder Rights Plan in which rights trade with, and are inseparable from, each share of common stock. Prior to exercise, a Right does not give its holder any dividend, voting, or liquidation rights. Under certain circumstances, a Right may be exercised to purchase one one-thousandth of a share of Series Z Preferred Stock for $70 per share. The Rights become exercisable, subject to certain exceptions, if a new person or group acquires beneficial ownership of 15% or more, to purchase shares of the Company's common stock with a market value of $140.00, for $70.00 per Right. The Rights will expire on April 2, 2011 and may be redeemed by the Company for $.01 per Right at any time before a new person or group becomes a beneficial owner of 15% or more of the Company's outstanding common stock.

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

A summary of the combined activity for the Company's stock options for fiscal years 2004, 2003, and 2002 follows (shares in thousands):
                                  2004              2003             2002
                             --------------    --------------   --------------
                            Shares  Weighted  Shares  Weighted  Shares Weighted
                             Under  Average   Under   Average   Under  Average
                            Option  Exercise  Option  Exercise  Option Exercise
                                     Price             Price            Price



                             ------ --------  ------  --------  ------ --------
Outstanding, beginning of     2,522  $ 19.50   2,382   $ 19.23   2,463  $ 16.67
year
  Granted                       453    22.08     461     18.74     576    21.38
  Exercised                   (298)    15.03   (250)     15.25   (609)    10.99
  Canceled/Expired                -        -    (71)     20.78    (48)    18.36
                             ------           ------            ------
Outstanding, end of year      2,677    20.38   2,522     19.50   2,382    19.23
Exercisable, end of year      1,606            1,443             1,453
                             ======           ======            ======

Information with respect to options outstanding at October 30, 2004 follows (shares in thousands):

 Range of Exercise   Outstand-    Weighted    Remaining  Exercisable  Exercise
      Prices        ing Shares    Average    Contractual   Average     Price
                                  Exercise      Life       Shares
                                   Price
                      ---------   ---------   ----------  ----------  --------
$ 10.88 - 16.40             636      $13.95    4.4 years         546    $14.29
$ 18.00 - 21.00             501       18.15    7.2 years         206     18.23
$ 21.10 - 21.90             915       21.45    8.0 years         290     21.10
$ 21.94 - 28.94             625       27.15    4.6 years         564     27.48
                     ----------                           ----------
                          2,677                                1,606
                     ==========                           ==========


9) Income Taxes

The provision for income taxes for fiscal years 2004, 2003, and 2002 is comprised of the following:
                                 2004        2003         2002
                              ----------  ----------  ------------
Federal:
Current                          $ 13,269     $ 8,614       $ 8,651
Deferred                            6,610       6,984         6,890
State                               2,749       2,475         2,393
Foreign                             2,674       1,145         1,859
                               ----------  ----------  ------------
Provision for income taxes       $ 25,302    $ 19,218      $ 19,793
                                =========  ==========   ===========

Earnings before income taxes for 2004, 2003, and 2002 include $5,996, $3,762, and $5,329, respectively from non-U.S. operations. The income tax provision on earnings of the Company differs from the amounts computed by applying the U.S. Federal tax rate of 35% as follows:
                                       2004       2003        2002
                                     ---------  ----------  ----------
Federal income taxes at statutory     $ 23,578    $ 18,662    $ 18,922
rate
State income taxes, net of               1,787       1,609       1,555
applicable Federal income tax
benefits
Other                                     (63)     (1,053)       (684)
                                      --------   ---------  ----------
                                      $ 25,302    $ 19,218    $ 19,793
                                      ========   =========  ==========

At October 30, 2004 and November 1, 2003 the Company's principal components of deferred tax assets and liabilities consisted of the following:
                                   2004         2003
                                ----------  ------------
Deferred tax assets:
Employee benefits and               $ 2,507       $ 1,411
compensation
Workers' compensation                 1,474         1,261
Deferred compensation benefit           973           716
plans
Bad debt reserves                       955         1,319
Other                                   590         3,143
                                   --------    ----------
                                    $ 6,499       $ 7,850
                                   ========    ==========
Deferred tax liabilities:
Depreciation                       $ 59,830      $ 57,540
Goodwill and other intangibles       36,095        23,744
Inventory capitalization and            970         1,107
reserves
                                  ---------    ----------
                                   $ 96,895      $ 82,391
                                  =========    ==========

At October 30, 2004 and November 1, 2003, the net current deferred tax asset was $4,429 and $4,027, respectively, and the net noncurrent deferred tax liability was $94,825 and $78,568, respectively.

As of October 30, 2004, no deferred taxes have been provided on the $26,337 in accumulated earnings of the Company's foreign subsidiaries that are not subject to United States income tax. The Company's intention is to reinvest these earnings indefinitely or to repatriate the earnings only when it is tax effective to do so.

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


The reconciliation of the net earnings and weighted average number of common shares used in the computations of basic and diluted earnings per share for fiscal years 2004, 2003, and 2002 was as follows (shares in thousands):

                             2004                2003               2002
                        ---------------    ----------------   ----------------
                      Earnings  Shares     Earnings Shares    Earnings Shares
                      --------  ---------  --------  -------  -------- --------
Basic Earnings Per    $ 42,063     31,426  $ 34,103   29,268  $ 34,270   27,895
Share
Effect of stock              -        406         -      299         -      484
options
Effect of convertible    2,010      1,636         -        -         -        -
preferred securities
                      --------   --------  --------  -------   -------  -------
Diluted Earnings Per   $44,073     33,468   $34,103   29,567   $34,270   28,379
Share
                       =======    =======   =======  =======   =======  =======

The effect of stock options represents the shares resulting from the assumed exercise of outstanding stock options calculated using the treasury stock method. The effect of convertible subordinated debentures represents the shares resulting from the assumed conversion using the "if converted" method and the add-back of the interest expense, after tax, for the assumed conversion at the beginning of each year. In 2004, a portion of these debentures were antidilutive, and the diluted earnings per share calculation excluded 2,941,176 potentially dilutive shares, and the benefit of an interest expense add-back of $4,368, net of tax. In 2003 and 2002, the calculation of diluted earnings per share excluded 4,577,838 potentially dilutive shares and the benefit of an interest expense add-back of approximately $6,500, net of tax, in both years.

11) Employee Benefits

The Company sponsors or contributes to various defined contribution retirement benefit and savings plans covering substantially all employees. The total cost of such plans for fiscal years 2004, 2003, and 2002 was $2,237, $2,530, and $2,742 respectively.

12) Cash Flow Information

Supplemental information on cash flows for fiscal years 2004, 2003, and 2002 was as follows:
                                              2004        2003       2002
                                            --------    ---------  --------
Cash paid during the year for:
Interest                                      $ 25,524    $ 26,690 $ 28,267
Income taxes                                    20,647       8,896    4,507
Schedule ofacquisitions/divestitures:
Fair value of assets acquired                $ 107,712    $ 37,937 $ 57,521
Liabilities assumed                           (10,146)    (10,348)  (5,589)
Non-cash consideration/holdback payments       (1,473)           -  (2,840)
                                              --------    -------- --------
Total cash paid                               $ 96,093    $ 27,589 $ 49,092
                                              ========    ======== ========

13) Commitments and Contingencies

The Company conducts certain of its operations in facilities under operating leases. Rental expense for fiscal years 2004, 2003, and 2002, was $10,530, $10,657, and $9,264, respectively. Future minimum lease payments under non-cancelable operating leases, by fiscal year, are: 2005-$7,813; 2006-$5,997; 2007-$4,638; 2008-$3,893, 2009-$2,832, and $8,981 thereafter.

In September 2003, the New Jersey Department of Environmental Protection issued a directive and the United States Environmental Protection Agency initiated an investigation related to over 70 companies, including a SPARTECH subsidiary, regarding the Lower Passaic River. The subsidiary has agreed to participate along with at least 39 other companies (including several added in 2004) in an environmental study to determine the extent and sources of contamination at this site. We believe it is possible that the ultimate liability from this issue could materially differ from the Company's $221 accrual as of October 30, 2004. This accrual includes estimated costs associated with participation in the environmental study and legal fees. Due to uncertainties inherent in this matter, management is unable to estimate the Company's possible additional exposure upon the ultimate outcome of this issue which is not expected to occur for a number of years. These uncertainties primarily include the completion and outcome of the environmental study and the percentage of contamination attributable to the subsidiary and other parties.

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


14) Segment Information

The Company's 51 facilities are organized into three reportable segments based on the nature of the products manufactured. The Company utilizes operating earnings to evaluate business segment performance and determine the allocation of resources. Segment accounting policies are the same as policies described in
Note 1.  A description of the Company's reportable segments follows:

              Custom Sheet & Rollstock - This segment has 28 manufacturing facilities and is the largest extruder of plastic sheet, custom rollstock, laminates, and cell cast acrylic sheet in North America. Its finished products are formed by its customers for use in a wide variety of markets.

              Color & Specialty Compounds - This segment operates 16 plants throughout North America and Europe. It manufactures custom-designed plastic alloys, compounds, color concentrates, and calendered film for utilization in numerous applications.

Molded & Profile Products - This segment has seven North American facilities which manufacture a number of proprietary items. These include injection molded products, complete thermoplastic wheels and tires, and profile extruded products.

Corporate includes corporate office expenses. Assets included in Corporate & Other consist primarily of deferred taxes, cash & cash equivalents.

                                     2004         2003        2002
                                  ----------   ----------  ----------
Net Sales
Custom Sheet & Rollstock            $ 750,490    $ 628,535   $ 600,486
Color & Specialty Compounds           302,660      263,034     235,728
Molded & Profile Products              68,575       64,591      62,094
                                  ----------   ----------  ----------
Total Net Sales                    $1,121,725     $956,160    $898,308
                                  ===========   ========== ===========

Operating Earnings
Custom Sheet & Rollstock              $76,079      $63,096     $62,294
Color & Specialty Compounds            23,741       20,986      25,721
Molded & Profile Products               6,319        5,393       3,496
Corporate                            (13,338)     (11,189)    (10,632)
                                  ----------   ----------  ----------
Total Operating Earnings              $92,801      $78,286     $80,879
                                  ===========   ========== ===========
Assets
Custom Sheet & Rollstock             $641,673     $562,387    $515,415
Color & Specialty Compounds           354,158      259,381     254,371
Molded & Profile Products              89,153       84,514      77,252
Corporate & Other                      64,630       18,381      28,757
                                  ----------   ----------  ----------
Total Assets                       $1,149,614     $924,663    $875,795
                                  ===========   ========== ===========

Depreciation and Amortization
Custom Sheet & Rollstock              $18,567      $17,561     $16,364
Color & Specialty Compounds            11,921       10,646       8,705
Molded & Profile Products               3,279        3,021       2,608
Corporate                               1,289          338         443
                                  ----------   ----------  ----------
Total Depreciation and                $35,056      $31,566     $28,120
Amortization
                                  ===========   ========== ===========

Capital Expenditures
Custom Sheet & Rollstock              $21,094      $10,345     $16,062
Color & Specialty Compounds             7,538        6,698       6,153
Molded & Profile Products               3,658        2,565       4,357
Corporate                               2,713        2,401       1,645
                                  ----------   ----------  ----------
Total Capital Expenditures            $35,003      $22,009     $28,217
                                  ===========   ========== ===========

In addition to external sales to customers, intersegment sales were $49,769, $36,948, and $25,950 for the fiscal years ended 2004, 2003, and 2002, respectively. Most intersegment sales were generated from our Color & Specialty Compounds segment.


The Company operates in five reportable geographic areas - the United States, Canada, Mexico, Europe, and Asia & Other. Geographic financial information for fiscal years 2004, 2003, and 2002 was as follows:

                    Net Sales By Destination          Property, Plant and
                                                         Equipment, Net
                  ----------------------------    ----------------------------
                   2004       2003       2002       2004      2003       2002
                ----------  ---------  ---------  --------- ---------  --------
United States   $  935,321  $ 815,009  $ 776,749  $ 282,947  $239,825  $258,827
Canada              99,996     79,023     74,312     26,437    26,500    19,061
Mexico              43,167     31,400     23,070     14,465    14,192         -
Europe              29,452     19,382     15,923      6,896     3,407     2,586
Asia & Other        13,789     11,346      8,254          -         -         -
                ----------  ---------  ---------  --------- ---------  --------
                $1,121,725  $ 956,160  $ 898,308   $330,745  $283,924  $280,474
                ==========  =========  =========  ========= =========  ========


15) Comprehensive Income

Comprehensive Income is an entity's change in equity during the period related to transactions, events, and circumstances from non-owner sources. Accumulated other comprehensive income (loss) consisted of foreign currency translation adjustments of $15 and $(926), and cash flow hedge adjustments of $121 and $(3,575) at October 30, 2004 and November 1, 2003, respectively.

16) Quarterly Financial Information

Certain unaudited quarterly financial information for the fiscal years ended October 30, 2004 and November 1, 2003 was as follows:

                                   Quarter Ended                      Fiscal
                    --------------------------------------------    ----------
                      Jan        April        July         Oct         Year
                  ----------  ----------   ----------  ----------   ----------
2004
---------------
Net Sales            $241,463    $287,591     $288,035    $304,636   $1,121,725
Gross Profit           33,423      43,712       40,957     36,670*      154,762
Net Earnings            7,706      13,519       11,712      9,126*       42,063
Net Earnings Per          .26         .42          .36        .28*         1.34
Share  - Basic
       - Diluted          .26         .41          .36        .28*         1.32

2003
---------------
Net Sales            $213,700    $250,488     $238,870    $253,102     $956,160
Gross Profit           29,230      36,035       33,090      35,658      134,013
Net Earnings            6,158      10,541        8,147       9,257       34,103
Net Earnings Per          .21         .36          .28         .32         1.17
Share - Basic
       - Diluted          .21         .36          .28         .31         1.15

* Amounts are impacted by approximately $1.8 million of pre-tax, out-of-period charges to correct account balances identified from the implementation of information technology systems.


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

Ernst & Young LLP, an independent registered public accounting firm, is engaged to provide an objective audit of the financial statements of SPARTECH Corporation and issue a report thereon. Their audit is conducted in accordance with standards set by the Public Company Accounting Oversight Board (United States).

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


          /s/Bradley B. Buechler             /s/Randy C. Martin
          Chairman, President                Executive Vice President
          & Chief Executive Officer          Corporate Development
                                             & Chief Financial Officer


 Report of Ernst & Young LLP, Independent Registered Public Accounting Firm Board of Directors SPARTECH Corporation

We have audited the accompanying consolidated balance sheets of SPARTECH Corporation (the Company) as of October 30, 2004 and November 1, 2003, and the related consolidated statements of operations, changes in shareholders' equity and cash flows of the Company for the three years in the period ended October 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SPARTECH Corporation at October 30, 2004 and November 1, 2003 and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 30, 2004 in conformity with U.S. generally accepted accounting principles.

                                                               Ernst & Young LLP
St. Louis, Missouri
December 17, 2004

/
Eleven-Year Summary

The following table sets forth selected financial data for each of the most recent 11 years. This data should be read in conjunction with the Consolidated
Financial Statements and Notes related thereto, and Management's Discussion and Analysis which begins on Page 13 of this Report. (Amounts in thousands, except per share data).

                                         2004         2003        2002         2001
                                      -----------   ----------  ----------   ----------
SUMMARY OF OPERATIONS
Net Sales:
  In Dollars                          $ 1,121,725    $ 956,160   $ 898,308    $ 937,059
  In Pounds                             1,383,000    1,207,000   1,179,000    1,170,000
Gross Profit                             $154,762     $134,013    $135,163     $152,049
Depreciation & Amortization               $35,056      $31,566     $28,120      $34,921
Operating Earnings                        $92,801      $78,286     $80,879     $82,374*
Interest Expense                          $25,436      $24,965     $26,816      $34,821
Net Earnings                              $42,063      $34,103     $34,270     $29,903*

PER SHARE INFORMATION
Earnings Per Share-Diluted                  $1.32        $1.15       $1.21       $1.11*
Dividends Declared Per Share                 $.44         $.40        $.38         $.38
Book Value Per Share                       $12.98       $10.98       $9.93        $8.11


BALANCE SHEET INFORMATION
Working Capital                          $221,498      $97,559     $99,150     $111,139
Total Debt                               $474,091     $383,819    $392,971     $443,353
Total Assets                           $1,149,614     $924,663    $875,795     $824,967
Cash Flow From Operations                 $37,772      $66,680     $87,070      $70,453
Capital Expenditures                      $35,003      $22,009     $28,217      $16,237
Shareholders' Equity                     $417,732     $322,358    $290,698     $216,546


RATIOS/OTHER DATA
Gross Margin                                13.8%        14.0%       15.0%        16.2%
Operating Margin
  In Percentage                              8.3%         8.2%        9.0%        8.8%*
  In Cents Per Pound                    6.7 cents    6.5 cents   6.9 cents    7.0 cents
Effective Tax Rate                          37.6%        36.0%       36.6%        37.1%
Total Debt to Total Debt and Equity         53.2%        54.4%       57.5%        67.2%
Return on Average Equity                    11.2%        11.1%       13.5%       14.0%*
Number of Employees                         3,750        3,325       3,475        3,300
Common Shares:
  Outstanding at Year-End                  32,180       29,352      29,285       26,700
  Weighted Average-Diluted                 33,468       29,567      28,379       28,696

* Reduced by pre-tax $9.1 million non-recurring charges related to the impairment of long-lived assets, severance and plan closedown costs

                                          2000        1999       1998      1997
                                      -----------   ---------  ---------  --------
SUMMARY OF OPERATIONS
Net Sales:
  In Dollars                             $987,532    $790,427   $670,477  $514,891
  In Pounds                             1,286,000   1,166,000    886,000   522,000
Gross Profit                             $171,669    $136,962   $111,215   $82,215
Depreciation & Amortization               $31,905   $  23,222    $18,530   $11,548
Operating Earnings                       $109,761     $87,707    $69,728   $49,701
Interest Expense                          $29,131     $16,198    $13,602    $8,393
Net Earnings                              $49,907     $43,071    $33,720   $25,493

PER SHARE INFORMATION
Earnings Per Share-Diluted                  $1.72       $1.48      $1.18      $.92
Dividends Declared                           $.34        $.28       $.24      $.20
Per Share
Book Value Per                             $ 7.86       $6.98      $5.72     $4.85
Share


BALANCE SHEET
 INFORMATION
Working Capital                          $110,565     $76,711    $72,204   $63,429
Total Debt                               $507,484    $281,855   $254,220  $142,614
Total Assets                             $902,032    $633,134   $536,747  $360,875
Cash Flow From Operations                 $60,413     $76,547    $64,546   $48,390
Capital Expenditures                      $29,129     $24,692    $17,859   $12,172
Shareholders' Equity                     $211,022    $190,042   $153,596  $128,389


RATIOS/OTHER DATA
Gross Margin                                17.4%       17.3%      16.6%     16.0%
Operating Margin
  In Percentage                             11.1%       11.1%      10.4%      9.7%
  In Cents Per Pound                    8.5 cents   7.5 cents  7.9 cents 9.5 cents
Effective Tax Rate                          38.1%       39.8%      39.9%     38.3%
Total Debt to Total Debt and Equity         70.6%       59.7%      62.3%     52.6%
Return on Average Equity                    24.9%       25.1%      23.9%     21.2%
Number of Employees                         4,075       3,350      2,700     2,125
Common Shares:
  Outstanding at Year-End                  26,864      27,240     26,861    26,480
  Weighted Average-Diluted                 31,874      29,982     28,609    27,838


                                           1996        1995        1994
                                        ----------    ---------   ---------
SUMMARY OF OPERATIONS
Net Sales:
  In Dollars                              $401,132     $361,080    $263,008
  In Pounds                                400,000      371,000     310,000
Gross Profit                               $60,572      $49,879     $36,998
Depreciation & Amortization                 $7,211       $5,798      $4,422
Operating Earnings                         $34,492      $24,604     $16,410
Interest Expense                            $5,062       $4,960      $3,125
Net Earnings                               $18,317      $14,534     $10,835

PER SHARE INFORMATION
Earnings Per Share-Diluted                    $.73         $.60        $.46
Dividends Declared Per Share                  $.15         $.09          $-
Book Value Per Share                         $4.26        $3.09       $6.75


BALANCE SHEET
 INFORMATION
Working Capital                            $53,610      $45,108     $26,351
Total Debt                                 $98,466      $59,510     $39,169
Total Assets                              $291,610     $179,169    $136,223
Cash Flow From Operations                  $23,160      $16,487     $13,358
Capital Expenditures                        $9,220       $9,477      $7,819
Shareholders' Equity                      $112,395      $72,128     $58,233


RATIOS/OTHER DATA
Gross Margin                                 15.1%        13.8%       14.1%
Operating Margin
  In Percentage                               8.6%         6.8%        6.2%
  In Cents Per Pound                     8.6 cents    6.6 cents   5.3 cents
Effective Tax Rate                           37.8%        26.0%       18.4%
Total Debt to Total Debt and Equity          46.7%        45.2%       40.2%
Return on Average Equity                     19.9%        22.3%       20.8%
Number of Employees                          1,800        1,200         925
Common Shares:
  Outstanding at Year-End                   26,400       23,353       8,629
  Weighted Average-Diluted                  25,115       24,111      23,434




ANNUAL SHAREHOLDERS' MEETING

SPARTECH's Annual Shareholders' Meeting will be held on Wednesday, March 9, 2005 at Washington University's Knight Center, One Brookings Drive, St. Louis, Missouri at 10:00 a.m. A formal notice of the Meeting, together with a Proxy Statement, will be mailed before the meeting to shareholders entitled to vote.

COMMON STOCK AND TRANSFER AGENT

As of January 1, 2005, there were approximately 1,500 registered shareholders and 4,300 shareholders with shares held by banks and brokers of the Company's common stock. The Company's Registrar and Transfer Agent is Mellon Investor Services, LLC, 85 Challenger Overpeck Center, Ridgefield Park, New Jersey 07660. The Company's common stock is traded on the New York Stock Exchange under the symbol "SEH." Quarterly stock prices for fiscal years 2004 and 2003, and year-ends 2001 to 2004, are shown to the right.

DIVIDEND REINVESTMENT PLAN AND REPORT ON FORM 10-K

A Dividend Reinvestment Plan is available to shareholders of the Company, allowing the automatic investment of cash dividends and direct cash purchases of the Company's common stock. For details on the Plan, please contact the Company's Registrar and Transfer Agent, Mellon Investor Services LLC, at (888) 213-0965. Common stock dividends paid for fiscal years 2001- 2004 are shown to the right. In addition, the Company will provide, without charge to any shareholder a copy of its 2004 Report on Form 10-K as filed with the Securities and Exchange Commission. Requests should be directed to SPARTECH Investor Relations at (888) 721-4242. Additionally, a link to all of the Company's SEC filings can be found in the Investor Relations section of the Company's website at www.spartech.com.

Corporate Governance

The Board of Directors has established specific Corporate Governance Guidelines, a Code of Ethics for the CEO and Senior Financial Officers, and a Code of Business Conduct and Ethics for all directors, officers and employees. These documents are provided on the Company's website at www.spartech.com within the Investor Relations/Corporate Governance section of the site. At this same website location, The Company provides an Ethics Hotline phone number that allows employees, shareholders, and other interested parties to communicate with the Company's management or Audit Committee (on an anonymous basis, if so desired) through an independent third party hotline. In addition, this same website location provides instructions for shareholders or other interested parties to contact the Company's Board of Directors.

The rules of the New York Stock Exchange (NYSE) require Mr. Buechler, our Chief Executive Officer, to certify to the NYSE annually that he is not aware of any violation by the Company of the NYSE's corporate governance listing standards. In addition, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, Mr. Buechler and Mr. Martin, our Chief Financial Officer, must each execute a certificate as to the quality of our public disclosures as part of our quarterly reports to the Securities and Exchange Commission (SEC). Their latest Section 302 certifications have been filed with the SEC as exhibits to our 2004 Form 10-K.

Bar Chart
2004 Quarterly Common Stock Prices

1st - $21.58 - $26.00
2nd - $22.55 - $25.41
3rd - $21.36 - $26.30
4th - $21.85 - $25.95

Bar Chart
2003 Quarterly Common Stock Prices

1st - $17.71 - $21.05
2nd - $16.47 - $22.35
3rd - $19.69 - $23.65
4th - $20.30 - $24.49

Bar Chart
2001-2004 Year-End Common Stock Prices

2001 - $21.05
2002 - $18.79
2003 - $23.18
2004 - $25.20

Bar Chart
2001-2004 Common Stock Dividends

2001 - 38 cents
2002 - 38 cents
2003 - 40 cents
2004 - 44 cents